





PayPal

**2026 Notice of
Annual Meeting
of Stockholders
and Proxy
Statement**

**2025 Annual
Report**

Cheeky Studio®
London, UK

Inspired by the popular rug tufting trend from Korea, PayPal merchant Cheeky Studio® is London's first upcycled tufting studio, using recycled yarn made from PET waste. Cheeky Studio® is building a creative community through hands-on workshops and custom work — with a growing vision of becoming a textile-focused creative hub.



Message From Our President and CEO

Dear PayPal Stockholders:

It has been just over a month since I assumed the role of President and CEO of PayPal. In that time, I have met with customers, employees, partners, and stockholders around the world. Listening has been my first priority. These conversations have reinforced what I observed during my nearly five years on the Board: PayPal has meaningful strengths and a significant opportunity ahead. Realizing that opportunity will require greater precision in how we allocate resources and greater consistency in how we execute.

PayPal operates in a dynamic and competitive payments landscape. We are well-positioned because of the trust we have earned from hundreds of millions of consumers and merchants globally. That trust is our most valuable asset. Our task now is to concentrate our investments where we can differentiate most clearly, leveraging our scale, technology, and global reach to deliver consistent, profitable growth.

Our recent results have not met our expectations, particularly in branded checkout. It is important to acknowledge that directly. At the same time, we have substantial competitive advantages: powerful brands, deep customer relationships, and an increasingly diversified business. In 2025, Venmo continued to evolve into a scaled, monetized platform. Enterprise Payments returned to double-digit growth. Buy Now, Pay Later expanded rapidly. These examples demonstrate that when we are clear on strategy and disciplined in execution, we can deliver strong outcomes.

My leadership approach centers on clarity, alignment, and ownership. We will prioritize what matters most, simplify where necessary, and raise our standards for performance across the organization. At the same time, we will continue to build on PayPal's legacy of trust and innovation, adapting thoughtfully to the evolving needs of our customers and partners. Above all, we will hold ourselves accountable for delivering measurable improvement.

I am deeply grateful to our employees for their resilience and professionalism. I also thank our customers, partners, and stockholders for your continued confidence. Together, we will strengthen PayPal and shape its next chapter of growth.

Saludos,

Enrique Lores
President and CEO
April 7, 2026

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Message From Our Independent Board Chair

Dear PayPal Stockholders:

On behalf of the Board of Directors, thank you for your investment in PayPal.

I'm honored to step into the independent Chair role at this pivotal moment for our company. PayPal navigated a challenging 2025: we delivered solid performance across multiple dimensions; however, our performance on certain of our key initiatives reinforced the need to accelerate execution and bring greater discipline to how we implement our strategic priorities. The Board recognized this moment and took decisive action.

Seasoned Leadership to Drive Our Transformation

As we announced in early February 2026, the Board appointed Enrique Lores as PayPal's President and CEO effective March 1. Enrique is a seasoned chief executive who brings deep experience driving customer-centric innovation and disciplined execution, simplifying complex businesses and leading large-scale transformations.

I have had the opportunity to serve as a director alongside Enrique for nearly five years. Enrique joins with a strong track record as an executive and a demonstrated emphasis on confident decision making, clear prioritization, and disciplined execution on a global basis—a skill set well-aligned with PayPal's need for execution intensity at this juncture. His experience both as a Board member and as Chair of the PayPal Board ensures that he is beginning his tenure as CEO with deep context for PayPal's strategic initiatives, competitive challenges, and performance gaps. Enrique's compensation arrangements were thoughtfully designed with this in mind, immediately aligning his interests with those of our stockholders and incentivizing effective execution of our transformation strategy.

A Board Aligned with PayPal's Priorities

As our business has evolved, we have continued to maintain an experienced and engaged Board of Directors with skills tightly aligned with PayPal's priorities. Through deliberate succession and refreshment over time, we have ensured a thoughtful balance of institutional knowledge and fresh perspectives that enables us to effectively oversee the execution of PayPal's long-term strategy. As evidenced in our recent CEO transition, the Board regularly evaluates the Company's performance and execution against strategy and is prepared to take appropriate action to advance the best interests of our stockholders.

We have continued our own refreshment efforts over the past year, welcoming Joy Chik, Deirdre Stanley, and Alyssa Henry to the Board in March 2025, June 2025, and March 2026, respectively. Deirdre brings nearly three decades of experience as a senior executive for global organizations spanning the consumer, media, and information technology sectors, most recently serving as Executive Vice President and General Counsel of The Estée Lauder Companies. Alyssa brings to the Board deep experience scaling global commerce, payments, and technology platforms, along with expertise in software-driven merchant solutions and global platform expansion.

We have also continued to optimize our Board's oversight structure, disbanding our Audit, Risk and Compliance Committee and creating two new stand-alone committees: an Audit & Finance Committee and a Risk & Compliance Committee, formally separating financial reporting and audit oversight from enterprise risk, compliance, and regulatory oversight responsibilities. This change ensures a clear delineation of responsibilities and more effective and efficient committee-level oversight.

Ongoing Stockholder Dialogue

At the Board level, we recognize the importance of engaging with our stockholders. Investor feedback remains an integral part of our decision making process as we oversee the execution of PayPal's strategy. Since our 2025 Annual Meeting, we have contacted investors representing approximately 57% of shares held by institutional investors and have engaged with investors holding approximately 28% of shares held by institutional investors to discuss a variety of governance-focused topics of interest. These discussions complement our ongoing dialogue with stockholders that our Investor Relations team, along with executive management, conducts throughout the year regarding financial and strategic matters, including most recently our CEO transition. We look forward to continuing this important dialogue with our stockholders.

Looking Ahead

As we navigate the coming year, we are excited about accelerating our action plan and seeing the results of our transformation strategy. Thank you for your continued support.

On behalf of our Board, thank you for your investment in PayPal. I look forward to discussing these developments further with you at the 2026 Annual Meeting on May 19th, which will be held via live webcast at www.virtualshareholdermeeting.com/PYPL2026.

Sincerely,

David Dorman
Independent Board Chair
April 7, 2026

Table of Contents

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 ("Exchange Act"), including statements that involve expectations, plans or intentions (such as those relating to future business, future results of operations or financial condition, new or planned features or services, mergers, acquisitions or divestitures, or management strategies). These forward-looking statements can be identified by words such as "may," "will," "would," "should," "could," "expect," "anticipate," "believe," "estimate," "intend," "continue," "strategy," "future," "opportunity," "plan," "project," "forecast" and other similar expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results and financial condition to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those discussed in the "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, and other filings with the Securities and Exchange Commission ("SEC"). We do not intend, and undertake no obligation, except as required by law, to update any of our forward-looking statements after the date of this proxy statement to reflect actual results, new information, or future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

All financial and operational growth rates in this proxy statement reference year-over-year growth unless otherwise noted.

Incorporation by Reference

All website addresses contained in this proxy statement are intended to provide inactive, textual references only. The content on, or accessible through, any website identified in this proxy statement is not a part of, and is not incorporated by reference into, this proxy statement or in any other report or document that we file with the SEC.


Notice of 2026 Annual Meeting of Stockholders

Tuesday, May 19, 2026

8:30 a.m. Pacific Time

Online at: www.virtualshareholdermeeting.com/PYPL2026

There is no physical location for the 2026 Annual Meeting of Stockholders (the "Annual Meeting").

Items of Business

1. Election of the 11 director nominees named in this proxy statement.
2. Advisory vote to approve named executive officer compensation.
3. Approval of the PayPal Holdings, Inc. 2026 Equity Incentive Award Plan.
4. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2026.
5. Consideration of two stockholder proposals, if properly presented at the Annual Meeting.
6. Such other business as may properly come before the Annual Meeting.

Record Date

Wednesday, March 25, 2026 (the "Record Date"). Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.

Participation in Virtual Annual Meeting

We are pleased to invite you to participate in the Annual Meeting, which will be conducted exclusively online at www.virtualshareholdermeeting.com/PYPL2026. For additional information on how to attend the Annual Meeting virtually, please see "Frequently Asked Questions – Attending the Annual Meeting" beginning on page 115 of this proxy statement.

The Annual Meeting will begin promptly at 8:30 a.m. Pacific Time. The virtual meeting room will open at 8:15 a.m. Pacific Time for registration.

Voting

Your vote is very important to us. Please act as soon as possible to vote your shares, even if you plan to participate in the Annual Meeting. For specific instructions on how to vote your shares, see "Frequently Asked Questions – Voting Information" beginning on page 113 of this proxy statement.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF THREE WAYS:

INTERNET	BY TELEPHONE	BY MAIL
Visit the website on your proxy card or voting instruction form	Call the telephone number on your proxy card or voting instruction form	Sign, date and return your proxy card or voting instruction form in the enclosed envelope

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.

By Order of the Board of Directors

Brian Y. Yamasaki
Secretary
April 7, 2026

This notice of Annual Meeting and proxy statement and form of proxy are being distributed and made available on or about April 7, 2026.

> Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 19, 2026
> This proxy statement and PayPal Holdings, Inc.'s 2025 Annual Report are available electronically at
> https://investor.pypl.com/financials/annual-reports/default.aspx and (with your 16-digit control number) at www.proxyvote.com.

Proxy Statement Summary

This summary highlights certain information contained elsewhere in this proxy statement for the 2026 Annual Meeting of Stockholders (the "Annual Meeting"). This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before voting.

2026 Annual Meeting Information



TIME AND DATE
8:30 a.m. Pacific Time
on May 19, 2026



PLACE
Online at www.virtualshareholdermeeting.com/PYPL2026.
There is no physical location for the Annual Meeting.

RECORD DATE
March 25, 2026

Proposals to be Voted on and Board Voting Recommendations

Management Proposals	Recommendation of the Board	Page
1 Election of the 11 Director Nominees Named in this Proxy Statement	FOR each of the nominees	11
2 Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay" vote)	FOR	55
3 Approval of the PayPal Holdings, Inc. 2026 Equity Incentive Award Plan	FOR	92
4 Ratification of the Appointment of PricewaterhouseCoopers LLP as our Independent Auditor for 2026	FOR	102

Stockholder Proposals

5 Stockholder Proposal — Policy on Provision of Services in Conflict Zones	AGAINST	105
6 Stockholder Proposal — Reduce Threshold to Call Special Meetings of Stockholders	AGAINST	108

Our 2025 Key Performance Highlights

2025 was a year of continued strategic progress for PayPal. Building on the foundation established in 2024, we advanced our transformation by deepening engagement across our two-sided platform, accelerating innovation, and demonstrating the quality and durability of our business model. Diversified growth across key products in our portfolio — including credit, Venmo, and our payment service provider (PSP) business — enabled us to deliver strong financial and operating results. At the same time, branded checkout performance later in the year fell short of our expectations. We acknowledged the need to accelerate execution and bring greater discipline to how we implement our strategic priorities, and the Board took decisive action to drive those outcomes through our CEO transition.

Throughout 2025, our pace of innovation remained high as we expanded omnichannel capabilities through our PayPal Everywhere campaigns, drove Venmo monetization to new levels, reaccelerated Enterprise Payments growth, and positioned PayPal as an early mover in agentic commerce through partnerships with industry leaders. We also strengthened our capital return program by initiating a dividend, reflecting confidence in our free cash flow generation and balance sheet.







Growing total payment volume (TPV):	Driving engagement:	Delivering solid revenue growth:	Continuing robust cash flow generation:
7%	**439M**	**4%**	**$6.4B**
2025 TPV increased to $1.79 trillion[2]	Active accounts increased 1.1%, or by 4.7 million	Net revenues increased to $33.2 billion	Cash flow from operations and adjusted free cash flow[1] of $6.4 billion

Other notable 2025 results include:

- Total payment volume (TPV) grew 7% to $1.79 trillion.[2]
- Transaction margin dollars excluding interest on customer balances increased 6%, accelerating from 5% growth in 2024.
- GAAP operating income increased 14% to $6.1 billion; non-GAAP operating income increased 9% to $6.4 billion.
- GAAP EPS increased 35% to $5.41; non-GAAP EPS increased 14% to $5.31.
- Cash flow from operations was $6.4 billion, with adjusted free cash flow of $6.4 billion.
- Monthly active accounts grew to 227 million, with transactions per active account (excluding PSP) up 5%.
- Advanced Venmo monetization, growing revenue approximately 20% to $1.7 billion.[3]
- Continued to scale Buy Now, Pay Later, with TPV growing more than 20% to over $40 billion.
- Accelerated PSP TPV growth through the year, with Enterprise Payments volume reaching double-digit growth in the fourth quarter.
- Continued our strong capital return program, deploying approximately $6 billion to share repurchases and reducing average share count by approximately 7%; initiated a quarterly cash dividend as part of a disciplined capital allocation strategy.

With this foundation in place, and under the leadership of our new President and CEO, Enrique Lores, we are focused on clear prioritization and disciplined execution across our strategic growth drivers and making targeted investments to accelerate growth. These investments are concentrated in the areas where we expect to see the greatest opportunity, including restoring branded checkout momentum by improving the consumer experience, enhancing presentment, and driving selection of PayPal and Venmo at checkout. With a strong balance sheet and robust free cash flow generation, we believe we are well-positioned to drive durable, profitable growth and value creation in the years ahead.

[1] Transaction margin dollars, non-GAAP operating income, non-GAAP EPS, and adjusted free cash flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). Beginning in 2024, our non-GAAP financial metric reporting includes stock-based cash compensation expense and related employer payroll taxes. Adjusted free cash flow excludes the net impact from timing differences between originating Buy Now, Pay Later receivables classified as held for sale and their subsequent sale. For more information on how we compute non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" in this proxy statement.

[2] All growth figures represent year-over-year comparison to prior year.

[3] Excludes interest on customer balances and a one-time benefit from renewal and expansion of key payment partner relationship in the second quarter of 2025.

2026 Director Nominees

The following tables provide summary information about our director nominees. All our 2026 director nominees are independent except Mr. Lores, our President and CEO. Directors are elected annually by a majority of votes cast. The Board of Directors recommends that you vote "FOR" the election of each of the 11 nominees. See page 11 of this proxy statement for the proposal.

Directors	Name	Occupation	Age	Director Since	Independent	Other Public Company Boards	Committee Membership			
							AF	COMP	GOV	RC
	Joy Chik	President, Identity and Network Access, Microsoft	50	2025	●	-		●		●
	Jonathan Christodoro	Partner, Patriot Global Management, LP	49	2015	●	-	●	●		
	Carmine Di Sibio	Former Global Chairman and CEO, EY	63	2024	●	1	☆			●
	David W. Dorman	Former Non-Executive Board Chair, CVS Health Corporation	72	2015	★	1				
	Alyssa H. Henry	Former Square CEO, Block	55	2026	●	2		●		●
	Enrique Lores	President and CEO, PayPal	60	2021		-				
	Deborah M. Messemer	Former Major Market Managing Partner, KPMG	68	2019	●	2	●		●	
	David M. Moffett	Former CEO, Federal Home Loan Mortgage Corp.	74	2015	●	3	●			☆

★ Independent Board Chair   ☆ Committee Chair
AF = Audit and Finance Committee ("Audit Committee")
COMP = Compensation Committee
GOV = Corporate Governance and Nominating Committee ("Governance Committee")
RC = Risk and Compliance Committee ("Risk Committee")

Directors	Name	Occupation	Age	Director Since	Independent	Other Public Company Boards	Committee Membership			
							AF	COMP	GOV	RC
	Ann M. Sarnoff	Former Chair and CEO, WarnerMedia Studios & Networks Group	64	2017	●	-			●	●
	Deirdre Stanley	Former Executive Vice President and General Counsel, The Estée Lauder Companies	61	2025	●	1			●	●
	Frank D. Yeary	Managing Member, Darwin Capital Advisors, LLC	62	2015	●	2	●	☆		

★ Independent Board Chair   ☆ Committee Chair
AF = Audit and Finance Committee ("Audit Committee")
COMP = Compensation Committee
GOV = Corporate Governance and Nominating Committee ("Governance Committee")
RC = Risk and Compliance Committee ("Risk Committee")

As previously disclosed, Gail McGovern has informed the Company that she will not stand for re-election as a director at the Annual Meeting. The Board has determined to reduce the size of the Board from 12 to 11 directors effective immediately before the Annual Meeting. Immediately following the Annual Meeting and subject to her reelection, the Board has determined to appoint Ann M. Sarnoff as chair of the Governance Committee.

The Board and the Governance Committee are committed to ensuring that the Board is composed of individuals who have highly relevant skills, professional experience and backgrounds, bring a wide range of viewpoints and perspectives, and effectively represent the long-term interests of stockholders. Below is a snapshot of the skills, experience, qualifications, and characteristics of our director nominees. For more information about our Board members, see "Director Experience and Expertise" beginning on page 13 of this proxy statement.



Tenure[1]

5 YRS
average tenure of director nominees

- ■ 0-3 years
- ■ 4-7 years
- ■ 8-10 years

Age

62 YRS
average age of director nominees

- ■ < 60 years
- ■ 60-65 years
- ■ 66+ years

55%
Total Diversity

5 Women Nominees
3 Ethnically Diverse Nominees

[1]   PayPal became an independent public company in July 2015.

Nominee Skills & Experience



Payments / Financial Services / FinTech 6

Technology / Innovation 9

Global Business 11

Go to Market 9

Senior Leadership 11

Business Development and Strategy 11

Regulatory / Governmental Risk Management and Compliance 9

Cybersecurity / Information Security Risk Management 4

Finance / Accounting 10

Human Capital Management 10

Corporate Sustainability and Impact Risk Management 9

Other Public Company Board Service 11

To learn more about our directors' experience and expertise, please refer to page 13 of this proxy statement.

Corporate Governance Highlights

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, foster responsible decision-making, engender public trust, and demonstrate PayPal's commitment to transparency, accountability, and independence. The Board regularly assesses PayPal's corporate governance profile and policies to ensure the Company is in a strong position to achieve corporate goals and objectives.

- 10 of 11 director nominees are independent
- Independent Board Chair with significant responsibilities
- All directors stand for annual election
- Simple majority vote standard for charter/bylaw amendments and mergers/business combinations
- Strong focus on board refreshment and maintaining an effective board with an appropriate balance of skills, experience, qualifications, tenure, and background
- Committed to actively seeking highly qualified individuals with a range of work experiences, qualifications, and backgrounds to include in the initial pool from which Board nominees are chosen
- Annual performance self-evaluations by the full Board and each committee

- Majority vote standard for uncontested director elections
- Stockholder right to call a special meeting
- Regular review of Board and executive succession planning
- Robust stockholder engagement program
- Director service limited to no more than four public company boards, including the PayPal Board
- Board considers the nature of and time involved in a director's service on other boards in evaluating the suitability of individual directors
- Proxy access for qualifying stockholders (3%/3 years ownership)
- Robust stock ownership requirements for our executives and directors
- Prohibition on hedging and pledging transactions by executive officers and directors

To learn more about our corporate governance practices and policies, see page 27 of this proxy statement.

Stockholder Engagement

Our Board and management team maintain a robust stockholder engagement program and are committed to regular engagement to solicit the perspectives of a broad cross-section of stockholders on various matters including our Board composition and refreshment efforts, corporate governance practices, risk management and oversight, executive compensation program, strategic equity usage, and corporate sustainability and impact ("CS&I") matters. This program complements the ongoing dialogue with stockholders that our Investor Relations team, along with our Chief Executive Officer and Chief Financial and Operating Officer, conducts throughout the year on PayPal's financial and strategic performance.

The Board and management team value stockholder feedback, which serves as a critical input for the Board's deliberations and decision-making process.

Outreach and Engagement	Contacted holders of **57%** of shares held by our institutional investors	Engaged with holders of **28%** of shares held by our institutional investors

Areas of Stockholder Focus	Board Composition and Succession Planning	Risk Management and Oversight	Executive Compensation and Equity Usage	CS&I Matters

2026 CEO Transition

On February 2, 2026, the Board appointed Enrique Lores as President and CEO of the Company, effective as of March 1, 2026. Mr. Lores served on the Board for nearly five years prior to his appointment, and as Chair of the Board since July 2024. The Board appointed Mr. Lores as President and CEO to provide the Company with the leadership necessary to lead PayPal's transformation and drive disciplined execution.

Alex Chriss ceased serving as our President and CEO and as a member of the Board, effective as of February 2, 2026. The Board appointed Jamie Miller to serve as Interim President and CEO, in addition to her role as Executive Vice President, Chief Financial and Operating Officer, effective from February 2, 2026 until Mr. Lores assumed the role of President and CEO on March 1, 2026.

Executive Compensation Highlights

Our key guiding principle for executive compensation is to closely align the compensation of our executives with the creation of long-term value for our stockholders. We also recognize that the creation of long-term stockholder value begins with attracting and retaining exceptionally talented leaders.

Following positive investor feedback regarding enhancements made to our incentive programs in 2024, the Compensation Committee continued those programs in 2025. As with 2024, our 2025 incentive programs were designed to closely align executive compensation with our evolving Company strategy, including to drive durable, profitable growth, while also focusing our executive team on stockholder value creation over short-term and long-term horizons.

The following is an overview of the 2025 compensation program elements for our named executive officers ("NEOs").

	Form of Payment	Performance Period	Performance Criteria	Objectives
Salary	100% Cash	Ongoing	Alignment of salary with performance is evaluated on an annual basis	• Rewards individuals' current contributions • Compensates for expected day-to-day performance • Reflects scope of roles and responsibilities
Annual Incentive Plan ("AIP")	100% Cash	One year	Transaction Margin Dollars and Non-GAAP Operating Income, adjusted for individual performance[1]	• Rewards successful annual performance • Incentivizes achievement of short-term performance goals designed to drive profitable growth and enhance stockholder value
Long-Term Incentive Plan ("LTI")	50% Performance-Based Restricted Stock Units ("PBRSUs")	Three years	Earned based on relative total shareholder return ("rTSR") metric, measured as compared to the S&P 500 over discrete 12-, 24- and 36-month measurement periods; three-year cliff vesting	• Rewards achievement of performance goals over the three-year performance period designed to drive the creation of stockholder value • Intended to support long-term retention objectives while minimizing potential impact of short-term share price volatility by reinforcing the need to deliver consistent performance results over the full performance period
	50% Restricted Stock Units ("RSUs")	Vests over three years	Service-based vesting; ultimate value based on stock price performance	• Rewards the creation of long-term value • Recognizes potential future contributions • Intended to support long-term retention objectives

[1] Transaction margin dollars and non-GAAP operating income are not financial measures prepared in accordance with GAAP. For information on how we compute non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" to this proxy statement.

To learn more about our executive compensation program, see the Compensation Discussion and Analysis ("CD&A") beginning on page 56 of this proxy statement.

2026 Equity Plan Approval

At this year's Annual Meeting, the Company is asking stockholders to approve the PayPal Holdings, Inc. 2026 Equity Incentive Award Plan (the "Equity Plan"). If approved by stockholders at the Annual Meeting, the Equity Plan will replace the Company's 2015 Equity Incentive Award Plan (the "2015 Equity Plan") as the source of equity awards granted on or after the date of the Annual Meeting, and no additional equity awards will be granted under the 2015 Equity Plan following that date. The Equity Plan authorizes the issuance of up to 39,100,000 shares of our stock, plus up to 44,600,000 shares underlying awards granted and outstanding under the 2015 Equity Plan that again become available for grant per the terms of the 2015 Equity Plan (the "recycled shares").

The proposed share pool request of 31,900,000 shares includes the projected number of shares that will be available for grant under the 2015 Equity Plan as of the date of the Annual Meeting, plus an additional 15 million shares. This requested increase in the number of shares available for future issuance is consistent with our 2025 share request, despite our recent stock price volatility.

We believe that the requested share pool, along with the recycled shares, will be sufficient to support our compensation programs during the remainder of 2026 and the first half of 2027 (including our annual focal grant in fiscal year 2027, which is anticipated to occur before our 2027 Annual Meeting of Stockholders).

In determining to seek stockholder approval for the Equity Plan, the Compensation Committee and the Board carefully considered several important factors, including:

- Our equity compensation program is critical to our ability to effectively compete for, attract and retain the top talent necessary to drive our business strategy;
- Our equity request reflects our market for talent, which, notably, includes technology companies that emphasize equity in their compensation programs;
- Equity awards motivate employees to think and act like owners and create strong alignment between participants and stockholders, incentivizing our employees to drive profitable growth and long-term stockholder value and supporting our pay-for-performance philosophy;
- Our strong governance practices protect stockholder interests; and
- The Company's responsible approach to the use of equity and its actions intended to balance stockholder considerations regarding burn rate and dilution with the vital role of equity in the Company's compensation program, including:
  - discontinuation of our historical practice of using equity compensation under our annual incentive plan, beginning in 2024,
  - narrowed equity eligibility, beginning in 2025,
  - ongoing significant share repurchase programs that help mitigate dilution to our stockholders, and
  - the inclusion of stock-based compensation expense in our non-GAAP financial metric reporting.

Accordingly, the Board believes that approval of the Equity Plan is in the best interests of the Company and its stockholders.

Proposal 1:
Election of Directors

Based upon a review of their skills, qualifications, expertise, and characteristics, the Board of Directors of PayPal Holdings, Inc. (the "Board") has nominated 11 of our current directors for election at the Annual Meeting, to serve until our 2027 Annual Meeting of Stockholders and until their successors are elected and qualified. Each director nominee is independent except Mr. Lores, our President and CEO. Each of our current directors other than Ms. Stanley and Ms. Henry has been previously elected by our stockholders. Each of Ms. Stanley and Ms. Henry was referred as a PayPal director candidate by a current director. As previously disclosed, Gail McGovern has informed the Company that she will not stand for re-election as a director at the Annual Meeting. The Board has determined to reduce the size of the Board from 12 to 11 directors effective immediately before the Annual Meeting.

We expect that each director nominee will be able to serve if elected. If any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the current Board may identify a substitute nominee to fill the vacancy, reduce the size of the Board or leave a vacancy to fill at a later date.

Directors must be elected by a majority of the votes cast in uncontested elections. This means that the number of votes cast "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. (For more information, see "Frequently Asked Questions – Voting Information" on page 113 of this proxy statement.) Each director has submitted an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not elect or re-elect that director. After the certification of any such stockholder vote, the Corporate Governance and Nominating Committee (the "Governance Committee") or a committee composed solely of independent directors not including the director who was not elected or re-elected will determine whether to accept the director's resignation. We will publicly disclose any such decision and the rationale behind it.

Director Nominees

The Governance Committee is responsible for recommending to the Board the qualifications for Board membership and for identifying, assessing, and recommending qualified director candidates for the Board's consideration. The Board's membership qualifications and nomination procedures are set forth in the Governance Guidelines of the Board of Directors ("Governance Guidelines"). Nominees may be suggested by directors, management, stockholders, or a third-party firm.

The Governance Committee and the Board have evaluated each of the director nominees and concluded that it is in the best interests of the Company and its stockholders for each of these individuals to continue to serve as a director. The Board believes that each director nominee has a strong track record of being a responsible steward of stockholders' interests and brings extraordinarily valuable insight, perspective, and expertise to the Board. The Board considers the current mix of experience, continuity, and institutional knowledge among the director nominees to be particularly important at this stage, as the Board supports the Company's advancement of its strategy and new executive leadership.

To ensure that the Board continues to evolve and be refreshed in a manner that serves the changing business and strategic needs of the Company, the Governance Committee annually reviews with the Board the applicable skills, qualifications, expertise, characteristics, and background of Board nominees in the context of the current Board composition and Company strategy and circumstances. The Governance Committee evaluates whether each director provides significant and meaningful contributions to the Board across a range of factors. These factors include:

- Highly relevant professional experience in payments, financial services, financial technology ("FinTech"), technology, innovation, global business, business development, strategy, legal, regulatory, government, cybersecurity, information security, finance, accounting, consumer, sales, marketing, brand management, human capital management and/or corporate sustainability and impact risk management matters;
- Relevant senior leadership/CEO experience in a relatively complex organization or experience addressing complex problems;
- Experience and expertise that complement the skill sets of the other director nominees;
- High degree of character and integrity and ability to contribute to strong Board dynamics;
- Highly engaged and able to commit the time and resources needed to provide active oversight of PayPal and its management;
- Sound business judgment; and
- Commitment to enhancing stockholder value.

As discussed below in "Focus on Board Refreshment and Composition," in addressing the overall composition of the Board, the Governance Committee seeks a robust mix of skills, experiences and perspectives to optimize board effectiveness. In addressing the overall composition of the Board, the Governance Committee considers a wide range of characteristics to complement the skills, qualifications and expertise that directors bring to the Board.

Descriptions of Experience and Expertise

We apply the following standards to determine whether a nominee possesses each of the experiences and expertise listed below.

Experience and Expertise	Definition
Payments / Financial Services / FinTech	Experience developing business strategies that strengthen and enable financial services, including payment services and infrastructure, banking, and technology platforms.
Technology / Innovation	Possesses knowledge and insights into developing or operating technology businesses, product development and new business models, and anticipating technological trends and driving innovation, including use of artificial intelligence ("AI") technologies.
Global Business	Demonstrated ability to drive growth in markets around the world, including an understanding of a variety of competitive and operating environments, economic conditions, regulatory frameworks, and cultures.
Go to Market	Experience in developing strategies to grow sales and market share, executing marketing campaigns, building brand awareness and overall preference among customers, and enhancing the reputation of a business at significant scale.
Senior Leadership	CEO or other significant senior leadership experience, with a practical understanding of organizations, processes, strategic planning, and risk management to assess, develop, and implement business strategy, planning, and operations.
Business Development and Strategy	Experience driving growth through strategic partnerships or business combinations, including assessment of potential partners and targets for strategic and cultural fit, structuring and negotiating agreements, and integrating and streamlining operations.
Regulatory / Governmental Risk Management and Compliance	Knowledge of and experience with navigating complex legal and regulatory issues, compliance obligations, and governmental policies in multiple jurisdictions, including engagement with legislators and regulatory bodies.
Cybersecurity / Information Security Risk Management	Operational management or oversight of cybersecurity, information security, and data privacy, or expertise and understanding of how those issues affect business operations, risk management, or compliance.
Finance / Accounting	Oversight or management of the capital structure, financing, and investing activities, and financial reporting and internal controls of a sophisticated and complex global business.
Human Capital Management	Experience managing or overseeing the business function that attracts, motivates, develops, and retains qualified personnel in a competitive talent environment and fostering a strong corporate culture that encourages and promotes accountability and performance.
Corporate Sustainability and Impact Risk Management	An understanding of effective management and disclosure of risks and opportunities around environmental sustainability, social aspects of business models and activities, and key governance practices that align with stockholder value creation and stakeholder expectations.
Other Public Company Board Service	Insight into ensuring strong board and management accountability, protecting stockholder interests, overseeing enterprise risk, and adhering to leading governance practices.

Director Experience and Expertise

Our Board skills matrix identifies the core skills and expertise of each director that we consider most relevant in light of our current business strategy and structure. For more information, see the nominee biographies beginning on page 15 of this proxy statement.

Experience and Expertise	Chik	Christodoro	Di Sibio	Dorman	Henry	Lores	Messemer	Moffett	Sarnoff	Stanley	Yeary	Total Directors
Payments / Financial Services / Fintech		●	●		●		●	●			●	6
Technology / Innovation	●	●	●	●	●	●	●		●	●		9
Global Business	●	●	●	●	●	●	●	●	●	●	●	11
Go to Market	●	●	●	●	●	●	●		●		●	9
Senior Leadership	●	●	●	●	●	●	●	●	●	●	●	11
Business Development and Strategy	●	●	●	●	●	●	●	●	●	●	●	11
Regulatory / Governmental Risk Management and Compliance		●	●	●	●		●	●	●	●	●	9
Cybersecurity / Information Security Risk Management	●			●	●	●						4
Finance / Accounting	●	●	●	●		●	●	●	●	●	●	10
Human Capital Management	●	●	●	●		●	●	●	●	●	●	10
Corporate Sustainability and Impact Risk Management	●	●	●	●		●	●	●		●	●	9
Other Public Company Board Service	●	●	●	●	●	●	●	●	●	●	●	11

Proxy Statement

Focus on Board Refreshment and Composition

The Board regularly oversees and plans for director succession and Board refreshment. The Board values succession and refreshment over time as critical components to maintaining the types of skills, experience, tenure, and backgrounds needed to promote and support the Company's long-term strategy. The Board believes that having a mix of experienced directors with a deep understanding of the Company and newer directors who bring fresh perspectives and innovative ideas provides significant benefits to the Company in overseeing its strategy and operations and managing key risks. The Board does not believe in a specific limit for the overall length of time a director may serve. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company based on their experience with, and deep knowledge and understanding of, the Company. Accordingly, PayPal has maintained on its Board both new and longer-tenured directors and is focused on ensuring that the Board continues to possess the relevant skillsets to drive our transformation strategy, oversee emerging areas of risk, and effectively partner with management.

Over the past year, the Board's thoughtful refreshment efforts resulted in the appointment of three independent directors with skillsets and experience suited to support PayPal's strategy and enhance the Board's ability to oversee strong and efficient execution. In March 2025, the Board appointed Joy Chik, President of Identity and Network Access at Microsoft, as an independent director of the Company. Ms. Chik brings extensive experience in AI, identity, cybersecurity, and information security, which we expect will help to drive PayPal's growth and innovation and to harness cutting-edge technology to deliver transformative solutions and personalized experiences to our customers.

In June 2025, the Board appointed Deirdre Stanley, former Executive Vice President and General Counsel of The Estée Lauder Companies, as an independent director of the Company. Ms. Stanley brings extensive expertise in consumer brands, technology, risk management and compliance, and complex business transactions, along with global brand-building expertise and market insight that is suited to help accelerate PayPal's innovation and advance our strategy.

In March 2026, the Board appointed Alyssa H. Henry, former CEO of Block's Square business. Ms. Henry brings more than three decades of experience scaling global commerce, payments, and technology platforms. We expect Ms. Henry's expertise in software-driven merchant solutions, omnichannel payments, and global platform expansion will add significant value as we strengthen our position as a strategic payments partner to merchants and consumers worldwide.

The Governance Committee recognizes that board composition comprising a range of backgrounds and perspectives optimizes board effectiveness. This range of backgrounds can include professional and personal experiences and characteristics, and when searching for new directors, the Governance Committee actively seeks out highly qualified individuals with a range of work experiences, qualifications and backgrounds to include in the pool from which Board nominees are selected.

Our active Board refreshment process tracks our Board skills matrix closely with a focus on adding members with backgrounds well-suited to the Company's strategic direction and risk profile, which contributes to effective oversight of management and the Company.

Director Biographies



Board Committees:

- Compensation
- Risk

Director since:

March 2025

Age:

50

Experience, Expertise and Attributes

- Technology / Innovation
- Global Business
- Go to Market
- Senior Leadership
- Business Development and Strategy
- Cybersecurity / Information Security Risk Management
- Finance / Accounting
- Human Capital Management
- Corporate Sustainability and Impact Risk Management
- Other Public Company Board Service

Joy Chik

President, Identity and Network Access, Microsoft*
INDEPENDENT

Experience, Skills and Qualifications Relevant to Nomination Include:

- Deep technical expertise in cybersecurity and information security for hyperscale enterprise and consumer services, including leveraging AI to strengthen Microsoft's security product stack. Led the Microsoft Secure Future Initiative, the largest cybersecurity initiative in Microsoft's history
- Experience in developing and globally scaling products and services that provide foundational security for Microsoft's enterprise and consumer ecosystem, including leadership of Microsoft's Identity and Network Access organization, which has more than doubled its revenue and expanded its portfolio to eight security products
- Proven record of driving strategy, overseeing operations of organizations undergoing digital transformation, and championing positive corporate culture of large teams at global scale

Other Public Company Boards:

- None

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- President of Identity and Network Access at Microsoft since September 2022, has led and grown Microsoft's multi-billion dollar Entra business that builds secure access solutions for Microsoft's suite of enterprise and consumer services
- Over 27 years at Microsoft in progressive leadership roles, including Corporate Vice President for the Identity Division in Microsoft's Cloud + Enterprise group from October 2016 to September 2022, and Corporate Vice President of Engineering from June 2016 to September 2016
- Served on the Board of Trustees of non-profit AnitaB.org from May 2016 to December 2025

*   On April 2, 2026, Ms. Chik announced she would be leaving Microsoft in July 2026.



Board Committees:

- Audit
- Compensation

Director since:

July 2015

Age:

49

Experience, Expertise and Attributes

- Payments / Financial Services / FinTech
- Technology / Innovation
- Global Business
- Go to Market
- Senior Leadership
- Business Development and Strategy
- Regulatory / Governmental Risk Management and Compliance
- Finance / Accounting
- Human Capital Management
- Corporate Sustainability and Impact Risk Management
- Other Public Company Board Service

Jonathan Christodoro

Partner at Patriot Global Management, LP
INDEPENDENT

Experience, Skills and Qualifications Relevant to Nomination Include:

- Extensive financial, strategic planning and investment banking experience advising public companies, including at the board level
- Significant experience as both a director and an investor in identifying and evaluating mergers and acquisitions and investment opportunities and portfolio companies across a range of industries, including technology

Other Public Company Boards:

- None

Former Public Company Boards within Last Five Years:

- Frontier Acquisition Corp. from February 2021 to March 2023
- Pioneer Merger Corp. from November 2020 to January 2023
- Sandridge Energy, Inc. from June 2018 to May 2021
- Xerox Corporation from June 2016 to May 2021
- Herbalife Ltd. from April 2013 to January 2021

Career Highlights:

- Partner at Patriot Global Management, LP, an investment management firm since March 2019
- Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds, from July 2012 to February 2017
- Served in various investment and research roles from March 2007 to July 2012
- Began his career as an investment banking analyst at Morgan Stanley, where he focused on merger and acquisition transactions across a variety of industries
- Served in the United States Marine Corps



Board Committees:

- Audit (Chair & Audit Committee Financial Expert)
- Risk

Director since:

July 2024

Age:

63

Experience, Expertise and Attributes

- Payments / Financial Services / FinTech
- Technology / Innovation
- Global Business
- Go to Market
- Senior Leadership
- Business Development and Strategy
- Regulatory / Governmental Risk Management and Compliance
- Finance / Accounting
- Human Capital Management
- Corporate Sustainability and Impact Risk Management
- Other Public Company Board Service

Carmine Di Sibio

Former Global Chairman and Chief Executive Officer, EY
INDEPENDENT

Experience, Skills and Qualifications Relevant to Nomination Include:

- Proven leadership experience of a large and complex multinational business
- Deep understanding of business strategy to drive growth and maintain capital efficiency
- Extensive financial expertise and experience advising regulated financial companies
- Track record of redefining how a sophisticated organization can use technology to transform existing services and create new solutions

Other Public Company Boards:

- Prudential Financial. Inc. since July 2024

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- Global Chairman and Chief Executive Officer of EY, a professional organization that specializes in tax, information technology, and consulting advisory services, from July 2019 to June 2024
- EY Global Managing Partner – Client Service from 2013 to 2019
- Other leadership positions at EY including Chair of the Global Financial Services Markets Executive and Regional Managing Partner of the Americas Financial Services Organization, where he started EY Risk Management and Regulatory Services



Board Committees:

- None

Director since:

June 2015

Age:

72

Experience, Expertise and Attributes

- Technology / Innovation
- Global Business
- Go to Market
- Senior Leadership
- Business Development and Strategy
- Regulatory / Governmental Risk Management and Compliance
- Cybersecurity / Information Security Risk Management
- Finance / Accounting
- Human Capital Management
- Corporate Sustainability and Impact Risk Management
- Other Public Company Board Service

David W. Dorman

Former Non-Executive Board Chair, CVS Health Corporation
INDEPENDENT BOARD CHAIR

Experience, Skills and Qualifications Relevant to Nomination Include:

- In-depth board chair and executive-level experience leading global companies in regulated industries, including technology, telecommunications, and health care
- Expertise in finance, mergers and acquisitions, investments, and strategic planning
- Public company executive compensation, talent management, and executive leadership expertise

Other Public Company Boards:

- Dell Technologies, Inc., since September 2016

Former Public Company Boards within Last Five Years:

- CVS Health Corporation from March 2006 to May 2022

Career Highlights:

- Founding Partner of Centerview Capital Technology Fund, a private investment firm since July 2013
- Board of Directors of CVS Health Corporation from March 2006 until May 2022 including Non-Executive Board Chair from March 2011 until May 2022
- Lead Independent Director of the Board of Motorola Solutions, Inc. (formerly Motorola, Inc.), a leading provider of business and communication products and services from May 2011 until May 2015
- Non-Executive Board Chair of Motorola, Inc. from May 2008 to January 2011
- Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm from October 2006 to May 2008
- President and a director of AT&T Corporation from November 2005 to January 2006
- Board Chair and Chief Executive Officer of AT&T Corporation from November 2002 to November 2005
- President of AT&T Corporation, from 2000 to 2002, and the Chief Executive Officer of Concert Communications Services, a former global venture created by AT&T Corporation and British Telecommunications plc from 1999 to 2000
- Served as a Trustee for Georgia Tech Foundation, Inc.



Board Committees:

- Compensation
- Risk

Director since:

March 2026

Age:

55

Experience, Expertise and Attributes

- Payments / Financial Servies / FinTech
- Technology / Innovation
- Global Business
- Go to Market
- Senior Leadership
- Business Development and Strategy
- Regulatory / Governmental Risk Management and Compliance
- Cybersecurity / Information Security Risk Management
- Other Public Company Board Service

Alyssa H. Henry

Former Square CEO, Block
INDEPENDENT

Experience, Skills and Qualifications Relevant to Nomination Include:

- More than 25 years of leadership experience in software engineering, cloud infrastructure and financial technology
- Deep expertise in large-scale distributed systems, data infrastructure and cybersecurity, including leadership of storage products and infrastructure and information security functions
- Significant executive and operational experience leading global engineering, product development, go-to-market and customer-facing organizations
- Extensive public company director experience

Other Public Company Boards:

- Samsara since August 2024
- Intel since January 2020

Former Public Company Boards within Last Five Years:

- Confluent from May 2021 to March 2026
- Unity Technologies from November 2018 to December 2022

Career Highlights:

- Block Inc. (formerly Square, Inc.)
    - Chief Executive Officer of Square, February – October 2023
    - Square Lead, and Block Infrastructure & Information Security Lead, 2021 to 2023
    - Seller Lead, 2014 to 2023
- Leadership roles at Block overseeing product development, go-to-market strategy, and technical infrastructure and information security
- Vice President of Amazon Web Services Storage Services and Director of Software Development for Ordering at Amazon
- 12-year tenure at Microsoft in engineering and product leadership roles focused on databases and data access technologies



Board Committees:

- None

Director since:

June 2021

Age:

60

Experience, Expertise and Attributes

- Technology / Innovation
- Global Business
- Go to Market
- Senior Leadership
- Business Development and Strategy
- Cybersecurity / Information Security Risk Management
- Finance / Accounting
- Human Capital Management
- Corporate Sustainability and Impact
- Other Public Company Board Service

Enrique Lores

President and Chief Executive Officer, PayPal

Experience, Skills and Qualifications Relevant to Nomination Include:

- Deep product and operational experience at the highest levels of the information technology industry, including extensive knowledge of PayPal strategy and operations from tenure as director and Board Chair
- Proven leader in consumer-facing business with extensive international business and leadership experience and global perspective
- Experience developing corporate strategy including a growth-oriented portfolio, digital transformation, and exceptional talent management
- Strong track record leading complex transformations and disciplined execution on a global basis

Other Public Company Boards:

- None

Former Public Company Boards within Last Five Years:

- HP Inc. from November 2019 to February 2026

Career Highlights:

- President and Chief Executive Officer of PayPal, since March 2026
- Independent Board Chair of PayPal from July 2024 to February 2026
- President and Chief Executive Officer of HP Inc., an information technology company from November 2019 to February 2026
- Successfully led HP Inc. through a period of strategic transition and innovation, expanding the business into multiple new offerings
- President, Imaging and Printing Solutions, HP Inc. from November 2015 to October 2019
- Spent over 30 years at The Hewlett-Packard Company in several positions of increasing responsibility ranging from Vice President, Imaging & Printing Group, EMEA to Senior Vice President & General Manager, Business Personal Systems and then Separation Leader from 1989 to 2015



Board Committees:

- Audit (Audit Committee Financial Expert)
- Governance

Director since:

January 2019

Age:

68

Experience, Expertise and Attributes

- Payment / Financial Services / FinTech
- Technology / Innovation
- Global Business
- Go to Market
- Senior Leadership
- Business Development and Strategy
- Regulatory / Governmental Risk Management and Compliance
- Finance / Accounting
- Human Capital Management
- Corporate Sustainability and Impact Risk Management
- Other Public Company Board Service

Deborah M. Messemer

Former Major Market Managing Partner, KPMG
INDEPENDENT

Experience, Skills and Qualifications Relevant to Nomination Include:

- More than 30 years of experience in finance, strategy, market development, regulation, governance, and operations
- Strong leadership and people management experience as the Managing Partner of KPMG's Bay Area and Northwest region, having led a team of over 3,000 employees
- Extensive expertise in financial reporting, due diligence, mergers and acquisitions, and internal controls over financial reporting as Audit Engagement Partner or Senior Relationship Partner for companies in a variety of industries, including financial services and technology

Other Public Company Boards:

- Allogene Therapeutics, Inc. since October 2018
- TPG, Inc. since January 2022

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- Served for over 35 years at KPMG, one of the world's leading professional services firms, initially in the audit practice, then as Audit Engagement Partner or Global Senior Relationship Partner for clients in a variety of industries, including financial services and technology. She was Managing Partner of KPMG's Bay Area and Northwest region, responsible for leading teams in 10 offices across all functions from 2008 through her retirement in September 2018
- Served on the Board of Directors of Carbon, Inc., a privately held company



Board Committees:

- Audit (Audit Committee Financial Expert)
- Risk (Chair)

Director since:

June 2015

Age:

74

Experience, Expertise and Attributes

- Payments / Financial Services / FinTech
- Global Business
- Senior Leadership
- Business Development and Strategy
- Regulatory / Governmental Risk Management and Compliance
- Finance / Accounting
- Human Capital Management
- Corporate Sustainability and Impact Risk Management
- Other Public Company Board Service

David M. Moffett

Former Chief Executive Officer of Federal Home Loan Mortgage Corp.
INDEPENDENT

Experience, Skills and Qualifications Relevant to Nomination Include:

- Strong leadership experience and extensive global financial management and regulatory expertise as a former Chief Executive Officer and Chief Financial Officer of financial services companies
- More than 30 years of strategic finance, mergers and acquisitions, risk management, and operational experience in banking and payment processing

Other Public Company Boards:

- Columbia Seligman Premium Technology Growth Fund, Inc. since January 2024
- Tri-Continental Corp. since January 2024
- CSX Corporation since May 2015

Former Public Company Boards within Last Five Years:

- Genworth Financial, Inc. from December 2012 to May 2021

Career Highlights:

- Lead Independent Director of PayPal from July 2015 to December 2018
- Chief Executive Officer of Federal Home Loan Mortgage Corp. ("Freddie Mac") from September 2008 until his retirement in March 2009, and director of Freddie Mac from December 2008 to March 2009
- Chief Financial Officer of Star Banc Corporation, a bank holding company, starting in 1993. During his tenure, he played an integral role in the acquisition of Firstar Corporation in 1998 and later U.S. Bancorp in 2001. Mr. Moffett remained Chief Financial Officer of U.S. Bancorp until 2007
- Serves as a Trustee for Columbia Threadneedle Mutual Funds



Ann M. Sarnoff

Former Chair and Chief Executive Officer, WarnerMedia Studios & Networks Group
INDEPENDENT

Board Committees:

- Governance
- Risk

Director since:

June 2017

Age:

64

Experience, Expertise and Attributes

- Technology / Innovation
- Global Business
- Go to Market
- Senior Leadership
- Business Development and Strategy
- Regulatory / Governmental Risk Management and Compliance
- Finance / Accounting
- Human Capital Management
- Other Public Company Board Service

Experience, Skills and Qualifications Relevant to Nomination Include:

- More than 30 years of diversified business experience through a variety of executive leadership roles at preeminent global media companies
- Expertise in driving consumer engagement with a large and diverse spectrum of globally recognized brands
- Proven ability to develop innovative partnerships and technology-focused solutions across platforms
- Extensive technology experience across media and platforms

Other Public Company Boards:

- None

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- Chair and Chief Executive Officer of WarnerMedia Studios & Networks Group, a global leader in entertainment and consumer products from August 2020 to April 2022
- Chair and Chief Executive Officer of Warner Bros. Entertainment from August 2019 to August 2020
- President of BBC Studios Americas from August 2015 to August 2019
- Chief Operating Officer of BBC Worldwide North America from 2010 to July 2015
- Served on the board of directors of HSN from December 2012 to December 2017
- Serves as vice chair of the boards of McDonough School of Business at Georgetown University and The Shed, a cultural center based in Hudson Yards, NY; also serves as a member of the boards of directors of WTA Ventures and Cineworld Group PLC



Board Committees:

- Governance
- Risk

Director since:

June 2025

Age:

61

Experience, Expertise and Attributes

- Technology / Innovation
- Global Business
- Senior Leadership
- Business Development and Strategy
- Regulatory / Governmental Risk Management and Compliance
- Finance / Accounting
- Human Capital Management
- Corporate Sustainability and Impact Risk Management
- Other Public Company Board Service

Deirdre Stanley

Former Executive Vice President and General Counsel, The Estée Lauder Companies
INDEPENDENT

Experience, Skills and Qualifications Relevant to Nomination Include:

- More than 25 years of senior executive leadership experience across global consumer, media, and information technology organizations, providing broad strategic and operational perspective
- Extensive legal, regulatory, compliance, and risk management expertise as Executive Vice President and General Counsel of The Estée Lauder Companies and Thomson Reuters, overseeing global legal, security, and privacy functions

Other Public Company Boards:

- Consolidated Edison Inc. since November 2017

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- Executive Vice President and General Counsel of The Estée Lauder Companies from 2019 to 2024
- Executive Vice President and General Counsel of Thomson Reuters (and predecessor company, The Thomson Corporation) from 2002 to 2019
- Serves on the board of trustees at the Hospital for Special Surgery and on the board of trustees of The Dalton School



Board Committees:

- Audit
- Compensation (Chair)

Director since:

July 2015

Age:

62

Experience, Expertise and Attributes

- Payments / Financial Services / FinTech
- Global Business
- Go to Market
- Senior Leadership
- Business Development and Strategy
- Regulatory / Governmental Risk Management and Compliance
- Finance / Accounting
- Human Capital Management
- Corporate Sustainability and Impact Risk Management
- Other Public Company Board Service

Frank D. Yeary

Managing Member at Darwin Capital Advisors, LLC
INDEPENDENT

Experience, Skills and Qualifications Relevant to Nomination Include:

- Notable career in investment banking and finance with financial strategy and global mergers and acquisitions expertise, including expertise in financial reporting and experience attracting and retaining strong senior leaders
- Public company executive compensation, talent management, and executive leadership expertise
- Tenure as both Independent Chair and Interim Executive Chair at Intel enhances acumen in corporate governance and technology industry strategic oversight
- Extensive experience in corporate governance and stockholder engagement, including as a co-founder of CamberView Partners, a financial advisory firm providing independent, investor-led advice to public companies and their boards
- Role as a Vice Chancellor and as Chief Administration Officer of a large public research university provides strategic and financial expertise

Other Public Company Boards:

- Intel Corporation director since March 2009 and chair of the board since January 2023
- Mobileye Global, Inc. (majority controlled by Intel Corporation) since October 2022

Former Public Company Boards within Last Five Years:

- None

Career Highlights:

- Managing Member at Darwin Capital Advisors, LLC, a private investment firm since October 2018 and a Member since 2012
- Executive Chair of CamberView Partners, LLC, a corporate advisory firm from 2012 to 2018
- Vice Chancellor of the University of California, Berkeley, a public university, from 2008 to 2012, where he led and implemented changes to the university's financial and operating strategy
- Spent 25 years in the finance industry, most recently as Managing Director, Global Head of Mergers and Acquisitions and as a member of the Management Committee at Citigroup Investment Banking

Stockholder Recommendations and Nominations

Stockholders who would like the Governance Committee to consider their recommendations for director nominees should submit their recommendations in writing by mail to the Governance Committee in care of our Corporate Secretary at PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131, stating the candidate's name and qualifications for Board membership. Any such recommendation by a stockholder will receive the same consideration by the Governance Committee as other suggested nominees.

Subject to the nominating stockholder's compliance with the Company's certificate of incorporation and bylaws and, if applicable, Exchange Act Rule 14a-19, candidates nominated by a stockholder will be included on a universal proxy card. Such inclusion is not an endorsement of the stockholder nominee.

In addition, our Restated Certificate of Incorporation and Bylaws provide proxy access rights that permit eligible stockholders to nominate candidates for election to the Board and inclusion in the Company's proxy materials. These proxy access rights permit a stockholder, or group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board, provided that the stockholder(s) and nominee(s) satisfy the requirements and procedures described in our Restated Certificate of Incorporation and Bylaws.

The Board and the Governance Committee believe that the combination of our director nominees' qualifications, skills, and experience will contribute to an effective Board and that, individually and collectively, the director nominees have the necessary qualifications to provide effective oversight of the business and quality advice and counsel to management.

* * *

✓   **THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES.**

Corporate Governance

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, oversee risk assessment and management strategies, foster responsible decision-making, and build public trust. We believe that strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board and management accountability are essential to our long-term success.

Board Leadership

The Board's leadership structure is designed to promote Board effectiveness and to appropriately allocate authority and responsibility between the Board and management. The Board regularly evaluates the Board's leadership structure and has determined that separating the Chair and CEO positions continues to be the appropriate leadership structure for the Company, as it:

- provides the Company and the Board with strong leadership and independent oversight of management; and
- allows the CEO to focus primarily on the management and operation of our business.

Factors that the Board considers in reviewing its leadership structure and making this determination include, but are not limited to, the current composition of the Board, the policies and practices in place to provide independent Board oversight of management, the Company's circumstances, and the views of our stockholders and other stakeholders.

Independent Board Chair and President and Chief Executive Officer Transitions

In February 2026, following an evaluation of PayPal's strategic position, competitive dynamics, and leadership needs, the Board appointed Enrique Lores, the Independent Chair of the Board, as President and Chief Executive Officer, effective as of March 1, 2026.

The Board has a well-established executive succession planning process pursuant to which it reviews and discusses the capabilities of our executive management, as well as succession planning and identification of potential internal and external successors for the CEO and other executive officers. Consistent with this process, in early January 2026 the Board formed an independent Special Committee composed of the chairs of the Board's four standing committees and chaired by David Dorman. The Special Committee was tasked with considering potential successors for the President and Chief Executive Officer role.

Following robust review and discussion by the other independent members of the Board, and based on the Special Committee's recommendation, the Board determined that it was in the best interests of the Company and its stockholders to appoint Mr. Lores as President and Chief Executive Officer. Mr. Lores recused himself from the Board's and Special Committee's discussions and deliberations relating to his potential candidacy.

This transition reflects the Board's ongoing commitment to effective and disciplined execution of the Company's strategy, strong governance, and thoughtful leadership refreshment. The Board determined that at this juncture, PayPal requires a leader with deep operational expertise, a proven ability to drive disciplined execution, and experience leading complex global organizations through periods of transformation.

Mr. Lores brings more than 30 years of technology and commercial experience, including serving as President and CEO of HP Inc., where he led the company through a period of strategic transition, strengthened operating discipline, and positioned the company for long-term innovation. Mr. Lores' experience both as a Board member and as Chair of the PayPal Board ensures that he joins as CEO with deep context for PayPal's strategic initiatives, competitive challenges, and performance gaps.

The Board believes Mr. Lores' experience and leadership style are well aligned with PayPal's two-sided platform, global scale, and focus on accelerating execution in an increasingly competitive payments landscape.

In connection with Mr. Lores' appointment as President and Chief Executive Officer and upon the recommendation of the Corporate Governance and Nominating Committee (the "Governance Committee"), the Board elected Mr. Dorman as Board Chair. Mr. Dorman has served as a director on the Board since 2015 and most recently served as Chair of the Compensation Committee and a member of the Risk and Compliance Committee (the "Risk Committee"). In addition to his experience on the Board, Mr. Dorman brings extensive public company executive compensation, talent management, and executive leadership expertise. Considering Mr. Dorman's valuable expertise, experience and contributions to the Board, the Governance Committee believes that Mr. Dorman is well-positioned to lead our Board, provide robust, independent leadership and effectively partner with management and other Board members.

Any future changes to the Board's leadership structure will be reflected on our website shortly after becoming effective and disclosed in compliance with applicable regulatory requirements.

Independent Chair



David W. Dorman

Independent Chair

In February 2026, in connection with his appointment as the Board Chair, Mr. Dorman stepped down as Chair of the Compensation Committee and a member of the Risk Committee.

The Board has concluded that Mr. Dorman is an independent director under the listing standards of the Nasdaq Global Select Market ("Nasdaq") and the Governance Guidelines.

Mr. Dorman has served as a PayPal director since 2015 and brings extensive executive and board-leadership experience – including service as Board Chair and Chief Executive Officer of AT&T Corporation; Non-Executive Board Chair of CVS Health Corporation; Non-Executive Chairman/Lead Independent Director of Motorola; and a current director of Dell Technologies.

Mr. Dorman brings deep expertise in finance, mergers and acquisitions, investments, strategic planning, executive compensation, and talent management, and he chaired the Special Committee that led the Company's CEO succession and recommended the appointment of Enrique Lores.

The Governance Committee and the Board believe his combination of operating, board-chair and investor-facing experience positions him to provide strong, independent oversight and to partner effectively with management as PayPal accelerates execution and advances its transformation.

Robust Independent Chair responsibilities include:

- Calls meetings of the Board and independent directors
- Sets the agenda for Board meetings in consultation with other directors and the CEO
- Provides management with input as to the quality, quantity, and timeliness of the flow of information that is necessary for the independent directors to effectively and responsibly perform their duties
- Chairs executive sessions of the independent directors
- Acts as a liaison between the independent directors and the CEO and management team on sensitive issues
- Leads the Board's annual CEO performance evaluation
- Leads the Board's review of the results of the annual self-evaluation process, including acting on director feedback as needed
- Engages and consults with major stockholders and other constituencies, where appropriate

Director Independence

Under the Nasdaq listing standards and our Governance Guidelines, the Board must consist of a majority of independent directors. Annually, each director completes a questionnaire designed to assist the Board in determining whether the director is independent, and whether members of the Audit and Finance Committee (the "Audit Committee") and the Compensation Committee satisfy additional SEC and Nasdaq independence requirements. The Board has adopted guidelines setting forth certain categories of transactions, relationships, and arrangements that it has deemed immaterial for purposes of determining independence.

Based on the review and recommendation by the Governance Committee, the Board analyzed the independence of each director and has determined that Mses. Chik, Henry, McGovern, Messemer, Sarnoff, and Stanley and Messrs. Christodoro, Di Sibio, Dorman, Moffett, and Yeary meet the standards of independence under the Nasdaq listing standards and the Governance Guidelines, including that each director is free of any relationship that would interfere with their individual exercise of independent judgment. The Board also determined that Rodney Adkins, who did not stand for re-election as a director at our 2025 Annual Meeting of Stockholders, was independent under these standards.

Our Governance Guidelines prohibit Company directors from serving as a director or as an officer of another company that may cause a significant conflict of interest. Our Governance Guidelines also provide that any director who has previously been determined to be independent must inform the Board Chair and our Corporate Secretary of any significant change in personal circumstances that may cause their status as an independent director to change, including a change in principal occupation, change in professional roles and responsibilities, status as a member of the board of another public company, or retirement, in each case including changes that may affect the continued appropriateness of Board or committee membership. In such situations, the Governance Committee makes a recommendation to the Board on the continued appropriateness of such director's Board or committee membership(s).

Board Committees

The Board has four principal standing committees: the Audit and Finance Committee, the Compensation Committee, the Nominating and Governance Committee, and the Risk and Compliance Committee. In June 2025, upon the recommendation of the Governance Committee, the Board disbanded the Audit, Risk and Compliance Committee (the "ARC Committee") and created two separate standing committees, the Audit Committee and the Risk Committee, formally separating financial reporting and audit oversight from enterprise risk, compliance, and regulatory oversight responsibilities (the "Committee Reorganization"). The Committee Reorganization has strengthened Board oversight by more clearly delineating the focus of each of the Audit and Risk Committees as set forth in their respective charters. In addition, the chair of each of the Audit and Risk Committees serves on the other committee, enhancing common understanding of, and consistency of oversight with respect to, focus areas and matters relevant to both committees.

Each committee has a written charter that addresses, among other matters, the committee's purposes and policy, composition and organization, duties and responsibilities and meetings. The committee charters are available in the governance section of our Investor Relations website at https://investor.pypl.com/governance. Each charter permits the applicable committee, in its discretion, to delegate all or a portion of its duties and responsibilities to a subcommittee or any member of the committee. Subject to applicable law, listing standards, and the terms of its charter, the Compensation Committee also may delegate duties and responsibilities to any officer(s) of the Company.

The Governance Committee, among other responsibilities, (1) identifies Board members qualified to fill vacancies on any committee of the Board and recommends that the Board appoint the identified member or members to the respective committee, taking into account any factors set forth in such committee's charter and any other factors the Committee deems appropriate, including determining whether to fill such vacancy; (2) reviews changes in a director's circumstances that may impact their independence, rise to the level of a significant conflict of interest, or affect the continued appropriateness of Board or committee membership, as described in the Governance Guidelines; and (3) reviews any changes to the charters of each Board committee recommended by such committee.

Below is a description of each principal committee of the Board.



Audit and Finance Committee

Carmine Di Sibio
Chair

Committee Meetings* in 2025: **7**

Other Members:



Jonathan Christodoro



Gail J. McGovern



Deborah M. Messemer



David M. Moffett



Frank D. Yeary

Primary Responsibilities

Provide assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of PayPal's financial statements;

- The independent auditor, including their qualifications and independence, appointment, compensation and oversight;

- The performance of PayPal's internal audit function and independent auditor;

- The quality and integrity of PayPal's financial statements and reports; and

- PayPal's compliance with legal and regulatory obligations that could have a material impact on PayPal's financial statements, business or compliance policies.

The Audit Committee is also responsible for reviewing and approving all audit engagement fees and terms, as well as all audit and permitted non-audit engagements, with the independent auditor and producing the Audit Committee Report for inclusion in our proxy statement.

Independence

The Board has determined that each member of the Audit Committee meets the independence requirements of Nasdaq and the SEC and otherwise satisfies the requirements for audit committee service imposed by the Exchange Act.

The Board has also determined that each member of the Audit Committee is financially literate, and that each of Mr. Moffett, Mr. Di Sibio, and Ms. Messemer satisfies the requirements for an "audit committee financial expert" set forth in the SEC rules.

* Includes three Committee Meetings in 2025 of the ARC Committee prior to the Committee Reorganization in June 2025.



Compensation Committee

Frank D. Yeary
Chair

Committee Meetings in 2025: **5**

Other Members:



Joy Chik



Jonathan Christodoro



Alyssa H. Henry

Primary Responsibilities

- Review and approve the overall strategy for executive compensation and all compensation programs applicable to executive officers and non-employee directors, as well as the types of equity and other compensation plans used by the Company in compensating its employees;

- Annually review and approve corporate goals and objectives relevant to the compensation of the CEO and evaluate the CEO's performance;

- Review, determine, and approve compensation for the CEO and our other executive officers;

- Review and discuss the CD&A contained in our proxy statement and prepare the Compensation Committee Report for inclusion in our proxy statement and our Annual Report on Form 10-K;

- Oversee and monitor the Company's strategies and responsibilities related to human capital management;

- Review and approve, and oversee and monitor compliance with, policies with respect to the recovery or "clawback" of compensation;

- Review and consider the results of any advisory stockholder votes on named executive officer compensation; and

- Oversee and monitor compliance with the Company's stock ownership guidelines applicable to non-employee directors and executive officers.

Independence

The Board has determined that each member of the Compensation Committee meets the independence requirements of Nasdaq and the SEC. Additionally, the Compensation Committee assesses on an annual basis the independence of its compensation consultant and other compensation advisors. Additional information regarding the role of the Compensation Committee in compensation matters, including the role of consultants, is provided in the CD&A.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been an employee of PayPal. None of our executive officers served on the board of directors or compensation committee of another entity that has an executive officer serving on the Board or the Compensation Committee.



Corporate Governance and Nominating Committee

Gail J. McGovern
Chair

Committee Meetings in 2025: **4**

Other Members:



Deborah M. Messemer



Ann M. Sarnoff*



Deirdre Stanley

Primary Responsibilities

- Make recommendations to the Board as to the appropriate size of the Board or any Board committee;

- Identify individuals believed to be qualified to become Board members;

- Make recommendations to the Board on potential Board and Board committee members, whether as a result of any vacancy or as part of the annual election cycle, taking into consideration the criteria set forth in the "Board Member Criteria" and "Guiding Principles for Board Composition and Succession" sections of the Governance Guidelines;

- Review and, if necessary, update, our Governance Guidelines at least annually;

- Determine Board committee membership and leadership assignments;

- Establish procedures to exercise oversight of the evaluation of the Board;

- Exercise general oversight of the Company's management of topics related to CS&I matters, including overall CS&I strategy, risk, and opportunities, stakeholder engagement and reporting programs, initiatives in social innovation and environmental sustainability, and the Company's Global Impact Report; and

- Review and discuss with management, at least annually, PayPal's overall approach to, and guidelines and policies for, political activities and expenditures to ensure consistency with PayPal's business objectives and public policy priorities.

Independence

The Board has determined that each member of the Governance Committee meets the independence requirements of Nasdaq.

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* As previously disclosed, immediately following the Annual Meeting and subject to her reelection, the Board has determined to appoint Ann M. Sarnoff as chair of the Governance Committee.



Risk and Compliance Committee

David M. Moffett
Chair

Committee Meetings* in 2025: **6**

Other Members:



Joy Chik



Carmine Di Sibio



Alyssa H. Henry



Ann M. Sarnoff



Deirdre Stanley

Primary Responsibilities

Provide assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's overall enterprise-wide risk management framework, including the risk appetite framework, risk taxonomy and related risk management policies;

- The identification, assessment, management, monitoring and control of key current and emerging risks, including regulatory and financial crimes compliance, technology (including cybersecurity, information security, privacy and data protection, and AI), operational, portfolio, capital, liquidity, credit, fraud, strategic, extended enterprise, business continuity, third-party and reputational risks;

- PayPal's top risks, key risk indicators and associated mitigation plans, as well as the results of enterprise-wide risk assessments;

- The effectiveness of PayPal's risk management program, including review of periodic reports from the Chief Risk Officer, Chief Information Security Officer, Chief Technology Officer, Chief Auditor and other members of management;

- PayPal's enterprise-wide Compliance Program and Global Financial Crimes Program, including review and approval of applicable framework policies;

- PayPal's compliance with applicable legal and regulatory requirements, including significant legal or regulatory matters that could have a material impact on PayPal's business or compliance policies, and management's remediation of significant compliance issues;

- PayPal's Code of Business Conduct and Ethics and other corporate governance policies; and

- Policies for the receipt, retention and treatment of complaints and for the confidential, anonymous submission by employees of concerns, and referral of any concerns regarding accounting or auditing matters to the Audit Committee.

Independence

The Board has determined that each member of the Risk Committee meets the independence requirements of Nasdaq.

* Includes three Committee Meetings in 2025 of the ARC Committee prior to the Committee Reorganization in June 2025.

Board Oversight

The Board is responsible for providing advice and oversight of PayPal's strategic and operational direction and overseeing its executive management to support the long-term interests of the Company and its stockholders.

Board of Directors

Audit Committee	Compensation Committee	Governance Committee	Risk Committee
• Oversees corporate accounting and financial reporting • Responsible for the qualifications and independence, appointment, compensation, and oversight of the independent auditor • Oversees the internal audit function	• Oversees the Company's executive and non-employee director compensation programs • Oversees and monitors the Company's strategies and responsibilities related to human capital management • Oversees and monitors compliance with the Company's policies with respect to the clawback of compensation and stock ownership guidelines applicable to executive officers and non-employee directors	• Oversees and reviews the risks associated with our overall corporate governance framework • Exercises oversight of PayPal's management of CS&I matters, including overall CS&I strategy, risks and opportunities, stakeholder engagement and reporting, programs and initiatives in social impact and environmental sustainability • Oversees political activities and expenditures	• Oversees the Company's risk and compliance management framework, including risk appetite framework, risk taxonomy and related risk management policies • Oversees the identification, assessment, management, monitoring and control of key current and emerging risks, including risks associated with cybersecurity, information security, privacy and data protection, and AI

Management

Management regularly reviews and discusses with the Risk Committee the overall effectiveness of, and ongoing enhancements to, the Enterprise Risk and Compliance Management ("ERCM") Program.

Enterprise Risk Management Committee

Oversees the implementation and execution of the ERCM Program, which sets the Company's programmatic approach to identifying, measuring, managing, monitoring and reporting key risks facing the Company.

Strategic Oversight

One of the Board's primary responsibilities is overseeing management's establishment and execution of the Company's strategy. The Board works with management to respond to the dynamic, competitive environment in which PayPal operates. At least quarterly, the CEO and executive management provide detailed business and strategy updates to the Board, and at least annually, the Board conducts an in-depth review of the Company's overall strategy. In these meetings, the Board engages with executive management and other business leaders regarding:

- business objectives;
- the competitive landscape;
- the Company's budget, capital allocation plan, and financial and operating performance;
- product and technology updates;
- potential acquisitions, dispositions, strategic investments, and partnerships;
- information security, cybersecurity, AI, and data privacy;
- risk management and compliance reviews; and
- other special and emerging topics.

The Board looks to the expertise of its committees to inform strategic oversight in their areas of responsibility.

Risk Oversight

PayPal operates in approximately 200 markets globally in a rapidly evolving environment characterized by a heightened regulatory focus on all aspects of the payments industry. Accordingly, our business is subject to the risks inherent in the payments industry generally. A robust risk management and oversight program is critical to the successful operation of our business and the protection of our Company, customers, employees, and other stakeholders. Management is responsible for assessing and managing risk and views it as a top priority. The Board is responsible for overall risk assessment and management oversight and executes its responsibility as a group and through its committees, which report at least quarterly to the full Board. The Board and its Committees consult with external advisors, including outside counsel, consultants, auditors, and industry experts, to help ensure that they are well informed about the risks and opportunities pertinent to the Company.

Audit and Finance Committee

The Audit Committee is primarily responsible for the oversight of the Company's accounting and financial reporting processes, the integrity of the Company's financial statements, the independent auditor and internal audit function, and finance matters, and reports to the full Board on these matters on a regular basis:

Financial and Audit Oversight: Meets with the independent auditor, Chief Financial Officer, Chief Accounting Officer, Senior Vice President, Internal Audit, and other members of the management team quarterly and as needed, including in executive sessions, to review the following:

- quality and integrity of the Company's financial statements and reports;
- accounting and financial reporting practices;
- disclosure controls and procedures;
- audit of the Company's financial statements, including critical accounting matters;
- selection, appointment, qualifications, independence, performance and compensation of the independent auditor; and
- effect of regulatory and accounting initiatives and application of new accounting standards.

Internal Audit: Meets with the Senior Vice President, Internal Audit, quarterly and as needed, including in executive sessions, to discuss the performance of the Company's internal audit function and the independent auditor. Reviews and approves the annual risk-based audit plan and any significant changes to such plan.

Legal and Regulatory: Meets with the Chief Legal Officer, the Chief Risk Officer, the Chief Compliance Officer and other members of management, as appropriate, quarterly and as needed, including in executive sessions, to review significant legal, regulatory, or compliance matters that could have a material impact on our financial statements, business or compliance policies.

Risk and Compliance Committee

The Risk Committee is primarily responsible for the oversight of the Company's enterprise-wide risk management framework, including the risk appetite framework, and the Company's compliance with legal and regulatory requirements, and reports to the full Board on the following matters on a regular basis:

Enterprise-Wide Risk Management: Periodically reviews and approves the Company's enterprise-wide risk management program framework, including the risk appetite framework and other key risk management policies. Meets with the Global Chief Risk Officer, Chief Information Security Officer, and other members of management, quarterly and as needed, including in executive sessions, to review and discuss the following:

- the Company's overall risk framework and risk appetite framework, including policies and practices established by management to identify, assess, measure, manage, monitor, and control key current and emerging risks facing the Company, including regulatory and financial crimes compliance (including BSA/AML/OFAC risks), technology (including cybersecurity, information security, privacy, and AI), operational, portfolio, capital, liquidity, credit, fraud, strategic, extended enterprise, business continuity, third-party, and reputational risks;
- reports on the Company's top risks and associated mitigation plans as well as key risk indicators; and
- periodic reports regarding ongoing enhancements to, and the overall effectiveness of, the Company's risk management program, including corrective actions taken by management to address risk issues and the progress of key risk initiatives.

Compliance and Regulatory Oversight: Periodically reviews and approves the Company's enterprise-wide Compliance Program and Global Financial Crimes framework policies. Meets with the Chief Compliance Officer, Chief Legal Officer, and other members of management quarterly and as needed, including in executive sessions, to review and discuss:

- significant compliance risks and management's actions on significant compliance matters, including remediation of regulatory actions;

- significant examination reports from regulatory authorities;
- reports concerning the Company's compliance with applicable laws and regulations; and
- significant reported ethics matters under the Company's Code of Business Conduct and Ethics.

Compensation Committee

The Compensation Committee is primarily responsible for the following areas and reports to the full Board on these matters on a regular basis:

- oversees and reviews the risks associated with our compensation policies, plans, and programs;
- oversees regulatory compliance with respect to compensation matters; and
- oversees and monitors the Company's strategies and policies related to human capital management, including the recruitment and retention of key talent and other key human capital management programs and initiatives.

Corporate Governance and Nominating Committee

The Governance Committee is primarily responsible for the following areas and reports to the full Board on these matters on a regular basis:

- oversees and reviews the risks associated with our overall corporate governance framework, principles, policies, and practices;
- oversees political activities and expenditures; and
- oversees CS&I matters generally, including overall CS&I strategy, risks, and opportunities, stakeholder engagement and reporting, programs and initiatives in social innovation and environmental sustainability, and the Company's annual Global Impact Report.

Management's Risk and Compliance Framework

Management regularly reviews and discusses with the Risk Committee the overall effectiveness of, and ongoing enhancements to, the Enterprise Risk and Compliance Management (ERCM) Program.

Management's Risk and Compliance Framework

Management's risk and compliance framework is designed to enable the Risk Committee to effectively oversee the Company's risk management practices and capabilities.

- The Company's risk management committees, including the **Enterprise Risk Management Committee ("ERM Committee")**, oversee the implementation and execution of the **ERCM Program**.

- The ERM Committee is the highest-level risk management committee, is chaired by PayPal's Chief Enterprise Risk Officer and reviews periodic reports from management regarding the effectiveness of the ERCM Program.

- The ERCM Program's objectives are to identify, measure, manage, monitor, and report key risk factors facing our Company including:
  - — Financial crime and regulatory compliance risk
  - — Operational, portfolio, and capital risk
  - — Technology, cybersecurity, AI, and privacy risk
  - — Strategic, reputational, and third-party risk

- AI Governance Executive Council, comprising cross-functional representatives of relevant company functions, meets quarterly and reports to the ERM Committee as appropriate on a variety of areas including alignment of PayPal's AI governance framework with company objectives and strategic AI initiatives.

- Key CS&I considerations are integrated into our ERCM Program and current and emerging CS&I trends are regularly reported to a subcommittee of the ERM Committee.

Effectively managing privacy and cybersecurity risks is paramount and an integral component of the ERCM Program

PayPal's **Global Privacy Program** is built on globally recognized privacy and data protection principles that encompass lawfulness, fairness, transparency, purpose limitation, data minimization, accuracy, security, accountability, integrity and confidentiality, individual data rights, and cross border requirements into enterprise standards, policies, and training. These principles guide how personal data is collected, used, shared, retained, and disposed of across PayPal's products, services, and operations, and are designed to minimize privacy risk while supporting regulatory compliance and sustaining customer trust.

- Privacy risk assessment and issue management are integral to the Program, complemented by advisory support that enable teams to maintain scalable controls that promote a privacy aware, data driven culture aligned with evolving regulatory and stakeholder expectations.

- The Privacy Program is led by the Chief Privacy Officer and a global team within the Global Compliance organization; they partner closely with business and technology teams to foster a "Data Hygiene by Default" and "Privacy by Design" culture across the organization. All employees and contractors are required to complete mandatory annual privacy training, with additional role based training for relevant teams, and privacy awareness is actively promoted to customers as part of PayPal's broader ethics and compliance education program.

Our **Cyber and Information Security Program** is designed to enable robust cybersecurity management across our global enterprise and support the company in identifying, protecting, detecting, responding to, and recovering from cybersecurity threats.

- The risk-driven program, led by our Chief Information Security Officer, is ISO 27001 certified and aligned with other industry frameworks and best practices, including the National Institute of Standards and Technology (NIST) Cybersecurity Framework and Payment Card Industry (PCI) Data Security Standards.

- We conduct 24/7 monitoring and measurement through our PayPal Command Center and PayPal Cyber Defense Center to promote system reliability, detect potential incidents, and enable timely responses. We require annual employee and contractor training and promote cybersecurity awareness and education for employees and customers.

AI Governance Framework

In 2025, PayPal adopted a new Enterprise AI Governance Framework to provide enterprise-wide oversight, risk management, and accountability for the responsible development and use of artificial intelligence in our operations and product offerings. This framework is formalized through PayPal's Enterprise AI Policy and Standard, as well as PayPal's AI Governance Charter, which delineates executive leadership, operational enablement, and policy and risk oversight of AI through dedicated governance bodies. As indicated below, the AI Governance Executive Council reports into our Enterprise Risk Management Committee, and ultimately to the Risk Committee and Board, to ensure that our approach to AI risk management is consistent with our risk management processes across the Company.


Enterprise Risk Management Committee (ERMC)
AI Governance Executive Council
• Provides strategy and executive oversight
• Cross-functional leadership representation from technology, operations, data science, people, legal, risk, and compliance functions
AI Governance Working Groups
• Monitor compliance and emerging risks
• Coordinate platform and process improvement
• Drive adoption and awareness of trustworthy AI practices
AI Governance Charter
• Comprehensive framework for AI governance
• Defines for AI governing bodies:
– Scope and authority
– Responsibilities
– Structure and membership
Responsible AI Principles
• Data and privacy
• Security and resilience
• Fairness
• Explainability and reliability
• Accountability and transparency

Executive Succession Planning

The Board recognizes the importance of effective executive leadership to PayPal's success and reviews CEO and other executive succession planning at least annually. As part of this process, the Board reviews and discusses the capabilities of our executive management, as well as succession planning and identification of potential successors for the CEO and our other executive officers. The process includes consideration of organizational and operational needs, competitive challenges, leadership/management potential and development, and emergency situations. Please see the section titled "Independent Board Chair and President and Chief Executive Officer Transitions" above for a discussion of the Board's determination in February 2026 to appoint Mr. Lores as the Company's President and Chief Executive Officer effective March 1, 2026.

Director Orientation and Continuing Education

Upon joining the Board, directors participate in a robust orientation program to help ensure that they have the tools, resources and knowledge to provide effective oversight of the Company and management. Our director orientation program familiarizes new directors with the Company's business, strategy, operations, and culture, among other areas, and assists them in developing the skills and knowledge required to serve on the Board and any assigned Board committees. New directors meet with members of our executive leadership team and other key leaders to gain a deeper understanding of the Company's business and operations. Directors regularly engage, formally and informally, with other directors and senior leaders to share ideas, build stronger working relationships, gain broader perspectives, and strengthen their working knowledge of the Company's business and strategies. From time to time, management provides, or invites outside experts to provide, educational briefings to the Board on business, corporate governance, regulatory, and compliance matters and other topics to help enhance skills and knowledge relevant to their service as a PayPal director. In the past year, for example, we have hosted

outside experts to present during Board meetings on topics related to anti-money laundering/counter-terrorist financing and government sanctions oversight, industry trends and emerging risks, including with respect to digital assets and cryptocurrencies. In addition, directors are encouraged to attend accredited director education programs at the Company's expense.

Board and Committee Evaluations

Our Board is committed to continuous corporate governance improvement, and the Board and committee self-evaluations play a critical role in ensuring the overall effectiveness of our Board and each committee. The Board and its principal committees perform an annual self-evaluation to assess their performance and effectiveness and to identify opportunities to improve. As appropriate, the self-evaluations result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effective functioning of our Board and its committees. Our Board and committee evaluation process operates as follows:

- *One-on-One Interviews*. Annually, a one-on-one interview is conducted with each director to review and obtain feedback on the performance of the Board and its committees over the prior year and identify opportunities to improve Board effectiveness. The interviews cover a broad range of matters including strategic oversight; Board/committee structure, composition, development, and effectiveness; interactions with management; and Board processes.
- *Review Responses*. The full Board reviews and assesses anonymized interview responses and each committee reviews responses relating to its respective performance, in each case in executive session.
- *Incorporate Feedback*. Feedback from the evaluations informs Board and committee enhancements.
- *Annual Process Review*. The Governance Committee annually reviews this self-evaluation process to ensure it is operating effectively.

Board and Committee Meetings and Attendance

Our Board typically holds at least four regularly scheduled meetings each year, in addition to special meetings scheduled as appropriate. At each regularly scheduled Board meeting, a member of each principal Board committee reports on any significant matters addressed by the committee since the last regular meeting, and the independent directors have the opportunity to meet in executive session without management or the other directors present. The Board expects that its members will rigorously prepare for, attend, and participate in all Board and applicable Board committee meetings.

Our Board met 6 times during 2025. All director nominees who served in 2025 attended more than 75% of all our Board meetings and meetings of the Board committees on which they served.

All directors are encouraged to attend the Annual Meeting. Last year, all the directors serving at the time attended our 2025 Annual Meeting of Stockholders, except two directors who had unavoidable conflicts.

Outside Advisors

The Board may retain outside legal, financial or other advisors as it deems necessary or appropriate at the Company's expense and without obtaining management's consent. Each principal Board committee may also retain outside legal, financial or other advisors as it deems necessary, at the Company's expense and without obtaining the Board's or management's consent.

Stockholder Engagement

Our Board and management team maintain a robust stockholder engagement program and are committed to regular, constructive dialogue to solicit the perspectives of a broad cross-section of stockholders on matters relevant to our business, including corporate governance, risk management and oversight, executive compensation, and CS&I matters.

In addition to the outreach conducted in the weeks leading up to our 2025 Annual Meeting of Stockholders, we also reached out to our investors to solicit feedback following that meeting. Following our 2025 Annual Meeting of Stockholders, we contacted investors representing approximately 57% of shares held by institutional investors, and holders of approximately 28% of shares held by institutional investors engaged with us.

Host Annual Meeting

- Engage in pre-Annual Meeting stockholder outreach to understand stockholder views on proxy matters, respond to questions and solicit support for Board recommendations
- Hold virtual Annual Meeting
- Post Annual Meeting Q&A on our Investor Relations website following the Annual Meeting

Consider Meeting Results

- Discuss Annual Meeting voting results with the Governance Committee, the Compensation Committee, and the Board, as appropriate
- Plan stockholder outreach campaign for targeted and responsive engagement and prioritize focus areas

PayPal

Assess Stockholder Feedback

- Review stockholder feedback with relevant Committees and the Board, as appropriate
- Consider enhancements to the Company's corporate governance, CS&I and executive compensation practices and disclosures, when warranted
- Discuss stockholder proposals with proponents

Conduct Stockholder Outreach

- Engage in comprehensive stockholder outreach to gather feedback following the Annual Meeting
- Discuss developments in the Company's business and strategy, Board composition, corporate governance, corporate sustainability and impact ("CS&I") matters, and executive compensation
- Explore new topics of interest for the upcoming year

The table below provides an overview of the key areas of stockholder focus covered during our stockholder outreach meetings during the fall of 2025 and in January 2026. In these engagements, investors noted that they are exploring these focus areas with companies across their portfolio and are broadly supportive of our current practices. As such, through these conversations stockholders generally sought to better understand our approach to these topics, rather than to suggest substantial changes to our existing practices.

Key Topic	Area of Stockholder Focus	Highlights of our Practices and Recent Developments
Board Composition and Succession Planning	• Board refreshment and skillsets in alignment with our transformation strategy; • Board and executive succession planning; and • Orderly Board and executive leadership transitions.	• The Board regularly oversees and plans for director succession and Board refreshment. The Board reviews executive succession planning at least annually. • In February 2026, as part of its thoughtful succession planning process, the Board appointed David W. Dorman as Independent Chair in conjunction with the appointment of Mr. Lores, the previous Independent Chair, as our President and Chief Executive Officer, effective as of March 1, 2026. • We have added four independent directors to the Board in the last two years.

Risk Management and Oversight	• Board and committee risk oversight;
	
	• Governance structure and program management of cybersecurity, data privacy, and data management; and
	
	• Responsible AI management and practices.
		• The Board is committed to robust and effective oversight of our ERCM Program. Each of the Board committees has oversight responsibility for clearly defined risks outlined in each of their respective committee charters.
		
		• In 2025, the Board split the Audit, Risk & Compliance Committee into two new committees: the Risk & Compliance Committee and the Audit & Finance Committee. This enhancement helps optimize risk oversight by enabling the Risk & Compliance Committee to provide robust dedicated oversight of all risk matters outside the scope of other Board committees.
		
		  - The Risk & Compliance Committee is responsible for overseeing and reviewing our overall risk management framework and reports to the full Board on risk matters, including cybersecurity, data privacy, and AI.
		
		  - The Board is focused on responsible development, deployment, management, and oversight of AI matters through PayPal's Responsible AI Principles and Enterprise AI Governance Framework.
		
		• We are committed to preserving the integrity of our platform and to ensuring the safety, security, and privacy of our customers.
		
		• Managing key risks, including cybersecurity, data privacy, and AI, is a vital component of our enterprise-wide ERCM Program and includes oversight and management by our Chief Information Security Officer and Privacy Program managed by the office of the Chief Technology Officer.

Executive Compensation & Equity Usage	• Selection of appropriate performance metrics for executive compensation program; and • Equity compensation as a tool for talent acquisition and retention.	• The Compensation Committee evaluates the appropriateness of the Company's compensation-related performance metrics at least annually, taking into consideration the Company's overall strategy and stockholder feedback. • In structuring the compensation for Mr. Lores, the Compensation Committee focused on creating a highly-performance oriented compensation package designed to strongly align his interests with those of our stockholders and effectively incentivize execution of our transformation strategy (see CD&A for details). • The Compensation Committee recognizes the importance of the responsible use of incentive equity to attract and retain key talent, while balancing the impact of equity compensation on stockholders, and has taken steps to responsibly manage dilution (see Proposal 3 for details).
CS&I Matters	• Board oversight of CS&I strategy; • Human capital management strategies; and • Climate strategy and reporting under established frameworks.	• We continued to enhance our non-financial reporting efforts and disclosures, aligned with global reporting frameworks, while strengthening our governance, controls and oversight to support compliance with evolving legal and regulatory requirements. • We sustained and strengthened a strong corporate culture that prioritizes advancement, always-on learning, and individual career development — supported by robust onboarding and leadership programs — to attract, develop and retain the global talent essential to our long-term success.

Proxy Statement

Code of Business Conduct and Ethics

PayPal's Code of Business Conduct and Ethics ("Code of Conduct") requires that our directors, executive officers, and all other employees avoid any activity that is or has the appearance of being a conflict of interest with the Company, disclose actual or potential conflicts of interest, and recuse themselves from related decisions. In addition, our Code of Conduct prohibits the use of confidential company information, company assets or position at the Company for personal gain. We review and update our Code of Conduct and related policies annually, and conduct annual risk and compliance training for all employees and contractors, which covers areas such as our Code of Conduct, anti-money laundering and sanctions, cybersecurity and information protection awareness, data privacy, anti-corruption, and sexual harassment prevention. In addition, upon joining PayPal and annually thereafter, our employees must certify that they understand and will comply with our Code of Conduct. In 2025, PayPal achieved 100% completion for its annual risk and compliance training for the tenth consecutive year. Any amendments or waivers to our Code of Conduct requiring disclosure under applicable SEC or Nasdaq rules will be posted on our website.

Concerns about accounting or auditing matters or possible violations of our Code of Conduct should be reported under the procedures outlined in our Code of Conduct. Among our many safe, easy-to-use reporting channels we provide a global Integrity Helpline, which is available 24 hours a day, seven days a week in multiple languages. Reports to the Integrity Helpline are confidential and can be made anonymously.

Governance Guidelines of the Board of Directors

The Board has adopted Governance Guidelines to serve as a framework to aid the Board in effectively conducting its business. The Governance Guidelines cover many of the policies and practices discussed in this proxy statement, including Board member criteria, Board composition, leadership, development, and succession, expectations for meeting attendance and the roles of the Board's standing committees. The Governance Committee reviews the Governance Guidelines each year, and recommends any changes to the Board for consideration and approval as necessary or appropriate in response to changing regulatory requirements, evolving best practices, and other considerations.

Where to Find Our Governance Documents

Our Governance Guidelines, charters of our principal Board committees, our Code of Conduct, and other key corporate governance documents and materials are available on the governance section of our Investor Relations website at https://investor.pypl.com/governance/governance-overview/.

Related Person Transactions

The Board has adopted a written policy governing the review and approval of related person transactions. The policy, which is administered by the Audit Committee, applies to any transaction or series of transactions in which (1) the Company or its consolidated subsidiary is a participant, (2) the amount involved is or is reasonably expected to be more than $120,000, and (3) a related person under the policy has a direct or indirect material interest. The policy defines a "related person" to include directors, director nominees, executive officers, beneficial owners of more than 5% of PayPal's outstanding common stock, or an immediate family member of any of these persons.

Under the policy, transactions requiring review are referred to the Audit Committee for pre-approval, ratification, or other action. Management will provide the Audit Committee with a description of any related-person transaction proposed to be approved or ratified, including the terms of the transaction, the business purpose of the transaction and the benefits to PayPal and to the relevant related person. In determining whether to approve or ratify a related-person transaction, the Audit Committee will consider the following factors:

- whether the terms of the transaction are fair to the Company, and at least as favorable to the Company as they would be if the transaction did not involve a related person;
- whether there are demonstrable business reasons for the Company to enter into the transaction;
- whether the transaction would impair the independence of an outside director under the Company's director independence standards; and
- whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction, the ongoing nature of any proposed relationship, and any other factors the Audit Committee deems relevant.

The Company also has practices that address potential conflicts in circumstances where a non-employee director is a control person of an investment fund that desires to make an investment in or acquire a company that may compete with one of the

Company's businesses. Under those circumstances, the director is required to notify the Company's CEO, Chief Legal Officer, and Corporate Secretary of the proposed transaction, who then assess the nature and degree to which the investee company is competitive with one of the Company's businesses, as well as the potential overlaps between the Company and the investee company. If it is determined that the competitive situation and potential overlaps between PayPal and the investee company are acceptable, the Company may approve the transaction, conditioned upon the director agreeing to certain limitations. Such limitations may include refraining from joining the board of directors of, serving as an advisor to or being directly involved in the business of the investee company; not conveying any confidential or proprietary information regarding the investee company to the Company or regarding the Company's line of business with which the investee competes to the investee company; abstaining from being the primary decision-maker for the investment fund with respect to the investee company; recusing themselves from portions of investee company meetings that cover confidential competitive information reasonably pertinent to the Company's lines of business with which the investee company competes; and agreeing to any additional limitations the CEO or Chief Legal Officer deems reasonably necessary or appropriate as circumstances change. All transactions by investment funds in which a non-employee director is a control person also remain subject in all respects to the Board's written policy for the review of related person transactions, discussed above.

The Audit and Finance Committee charter requires it to review and approve all related person transactions that are required to be disclosed under Item 404(a) of SEC Regulation S-K. There were no transactions required to be reported in this proxy statement since the beginning of fiscal year 2025, where our written related-person transaction policy did not require review, approval or ratification or where this policy was not followed.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock with the SEC. Based on the information available to us during the fiscal year ended December 31, 2025, we believe that all applicable Section 16(a) reports were timely filed.

Director Compensation

The Compensation Committee is responsible for reviewing and approving compensation paid to non-employee directors for their Board and Board committee service. On an annual basis, the Compensation Committee reviews the non-employee director compensation program, receiving input from the Compensation Committee's independent compensation consultant regarding market practices and the competitiveness of the non-employee director compensation program in relation to the Company's peer group and the general market.

2025 Director Compensation

Our director compensation program includes the payment of an annual cash retainer and the grant of an annual equity award to each of our non-employee directors. In late 2024, the Compensation Committee, after consultation with its independent compensation consultant, determined that the Company's director compensation program continued to be aligned with market practices. Accordingly, no changes were made to the director compensation program for 2025 at that time.

Effective June 23, 2025, the Board effected the Committee Reorganization, disbanding the ARC Committee and creating two separate standing committees – the Audit Committee and the Risk Committee. In connection with the Committee Reorganization, the Compensation Committee approved annual committee retainers payable to chairs and members of each of the Audit Committee and Risk Committee, as set forth under "2025 Annual Cash Retainers" below. Any Board member appointed as chair or member of a committee on which they were not serving at the time of the Committee Reorganization received a pro-rated annual committee retainer in connection with the Committee Reorganization. This includes any Board member appointed as chair or member of the Audit Committee or Risk Committee who was not serving on the ARC Committee at the time of the Committee Reorganization, as well as any Board member appointed to both the Audit Committee and Risk Committee who was serving on the ARC Committee at the time of the Committee Reorganization. Any Board member appointed as chair or member of only one of the Audit Committee or Risk Committee who was serving on the ARC Committee at the time of the Committee Reorganization was not eligible to receive a pro-rated annual committee retainer.

2025 Annual Cash Retainers

Each non-employee director of the Company was provided the following annual retainers following the first trading day after January 1, 2025 (or on a prorated basis following their appointment to the Board or to a committee):

2025 Annual Retainers:	
All Non-Employee Directors	$80,000/year
Non-Executive Board Chair	$87,500/year
Lead Independent Director (if applicable)	$75,000/year
2025 Committee Chair Retainers:	
ARC Committee Chair	$40,000/year
Compensation Committee Chair	$25,000/year
Governance Committee Chair	$20,000/year
Audit Committee Chair (effective June 23, 2025)	$40,000/year
Risk Committee Chair (effective June 23, 2025)	$40,000/year
2025 Committee Member Retainers:	
ARC Committee Member	$20,000/year
Compensation Committee Member	$18,000/year
Governance Committee Member	$10,000/year
Audit Committee Member (effective June 23, 2025)	$20,000/year
Risk Committee Member (effective June 23, 2025)	$20,000/year

Annual director retainers are generally paid in cash, but non-employee directors may elect to receive 100% of their annual retainers in fully vested PayPal common stock, with a grant date fair value equal to the annual retainer, in lieu of cash.

Each non-employee director receives an annual retainer and additional retainers, as applicable, for serving as chair or a member of our Board committees. Our Non-Executive Board Chair receives an annual Chair retainer in addition to the annual non-employee director retainer. Our Board does not currently include a Lead Independent Director, as our Board Chair is an independent director.

If, following the annual retainer payment date, a non-employee director is appointed or elected to serve as a member of the Board (or as Board Chair, a committee chair or a committee member), the non-employee director will receive a prorated annual retainer, based on the number of days from the appointment or election date to December 31 of that year.

2025 Equity Awards

In addition to the annual retainers, all then-serving non-employee directors received the following fully vested awards of PayPal common stock following the 2025 Annual Meeting of Stockholders:

2025 Equity Awards:	
All Non-Employee Directors	$275,000 in PayPal common stock
Non-Executive Board Chair	Additional $87,500 in PayPal common stock

If a non-employee director is appointed or elected to serve as a member of the Board (or Board Chair) following the Annual Meeting of Stockholders, the non-employee director will receive a prorated annual equity award (and Board Chair annual equity award, as applicable), based on the number of days from the appointment or election date to the first anniversary of the last Annual Meeting of Stockholders. Ms. Chik received an initial equity award of $55,005 in PayPal common stock upon her appointment to the Board on March 10, 2025, reflecting a $275,000 annual equity award, prorated for the number of days from her appointment date to May 22, 2025 (the first anniversary of our 2024 Annual Meeting of Stockholders). Ms. Stanley received an initial equity award of $260,694 in PayPal common stock upon her appointment to the Board on June 24, 2025, reflecting a $275,000 annual equity award, prorated for the number of days from her appointment date to June 5, 2026 (the first anniversary of our 2025 Annual Meeting of Stockholders).

The number of shares of PayPal common stock subject to the equity award is determined by dividing the value of the annual equity award by the closing price of our common stock on the date of the annual stockholders meeting (or, for the initial equity award granted to each of Mses. Chik and Stanley, the grant date), rounded up to the nearest whole share.

Deferred Compensation

Our non-employee directors are eligible to defer 5% to 100% of their annual retainers and equity awards pursuant to the PayPal Holdings, Inc. Deferred Compensation Plan ("DCP"), our non-qualified deferred compensation plan. The DCP allows participants to set aside tax-deferred amounts. The investment return on any deferred cash amounts is linked to the performance of a range of market-based investment choices made available pursuant to the DCP, and the investment return on any deferred equity awards is linked to the performance of PayPal common stock. Our non-employee directors can elect to begin distributions from the DCP following the termination of their services to PayPal or in a specified year (provided that a director's DCP account will be distributed if the director's service on the Board terminates prior to the specified year). Our non-employee directors can elect to receive their distributions either as a lump sum or in annual installments over a period ranging from two to 15 years.

Director Stock Ownership Guidelines

Our non-employee directors are subject to rigorous stock ownership guidelines. Each non-employee director is required to hold an amount of PayPal common stock valued at five times the annual retainer for all non-employee directors within five years of joining the Board and is expected to continuously own sufficient shares to meet the stock ownership guidelines thereafter. As of the Record Date, each non-employee director met the stock ownership guidelines or is on track to meet the stock ownership guidelines within the five-year period for initial compliance.

Shares that count toward satisfaction of the stock ownership guidelines include the following:

- shares owned outright by the director or their immediate family members residing in the same household;
- shares held in trusts, limited liability companies, or similar entities for the benefit of the director or their immediate family members; and

- deferred shares, vested deferred stock units ("DSUs"), vested deferred restricted stock units ("RSUs"), or vested deferred performance-based restricted stock units ("PBRSUs") that may only be settled in shares of our common stock.

Unvested shares of restricted stock, DSUs, RSUs or PBRSUs and unexercised stock options (whether or not vested) do not count toward ownership under the stock ownership guidelines.

Our stock ownership guidelines are available on the governance section of our Investor Relations website at https://investor.pypl.com/governance/governance-overview/.

2025 Director Compensation Table

The following table summarizes the total compensation earned by or paid to our non-employee directors for the fiscal year ended December 31, 2025.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total[3] ($)
Rodney C. Adkins[4]	110,000	—	110,000
Joy Chik[5]	90,515	330,029	420,544
Jonathan Christodoro	118,466	275,024	393,490
Carmine Di Sibio	120,932	275,024	395,956
David W. Dorman	125,564	275,024	400,588
Enrique Lores[6]	167,534	362,567	530,101
Gail J. McGovern	128,466	275,024	403,490
Debbie M. Messemer	105,233	275,024	380,257
David M. Moffett	130,466	275,024	405,490
Ann M. Sarnoff	109,419	275,024	384,443
Deirdre Stanley[7]	57,319	260,694	318,013
Frank D. Yeary	109,488	275,024	384,512

[1] The amounts reported in the Fees Earned or Paid in Cash column reflect the annual cash retainer amounts earned by each non-employee director in 2025, which includes annual retainer amounts for which the following directors elected to receive fully vested shares of PayPal common stock in lieu of cash:

Name	Fees Forgone ($)	Shares Received (#)
David W. Dorman	125,466	1,481
Enrique Lores	167,500	1,944
Deirdre Stanley	57,260	779
Frank Yeary	109,419	1,292

[2] Amounts shown represent the grant date fair value of the fully vested shares of PayPal common stock granted to our non-employee directors (other than Ms. Stanley) on June 5, 2025, following our 2025 Annual Meeting of Stockholders; to Ms. Chik on March 10, 2025, in connection with her appointment to the Board; and to Ms. Stanley on June 24, 2025, in connection with her appointment to the Board. The grant date fair value is calculated by multiplying the number of shares of PayPal common stock subject to the award by the closing price of a share of PayPal common stock on the date of grant, in accordance with FASB ASC Topic 718.

3   The amounts reported in the Fees Earned or Paid in Cash, Stock Awards and Total columns include amounts deferred under the DCP. As of December 31, 2025, our non-employee directors held the following vested DSUs and deferred shares of our common stock under the DCP:

Name	Total DSUs Held (#)	Total Deferred Shares Held (#)
Jonathan Christodoro	5,353	—
Carmine Di Sibio	—	8,044
David W. Dorman	9,488	—
Enrique Lores	—	25,183
Gail J. McGovern	3,711	4,167
Deborah Messemer	—	13,976
David M. Moffett	49,001	12,087
Deirdre Stanley	—	4,322
Frank D. Yeary	5,460	25,383

DSUs and deferred shares held by our directors accrue dividend equivalents, which will be paid in cash to our non-employee directors at the same time as the underlying DSUs or deferred shares are delivered. Dividend equivalents are not included in "All Other Compensation" because those amounts were factored into the grant date fair values.

4   Mr. Adkins did not seek re-election to the Board at the 2025 Annual Meeting of Stockholders.

5   Ms. Chik was appointed to the Board on March 10, 2025. Her annual cash retainer was prorated to reflect her service during 2025 and her annual equity retainer for service prior to the 2025 Annual Meeting of Stockholders was prorated to reflect the number of days from the date of her appointment to the first anniversary of the 2024 Annual Meeting of Stockholders.

6   The amounts reported in this table for Mr. Lores reflect compensation for his role as a non-employee director during all of 2025.

7   Ms. Stanley was appointed to the Board on June 24, 2025. Her annual cash retainer was prorated to reflect her service during 2025 and her 2025 annual equity retainer was prorated to reflect the number of days from the date of her appointment to the first anniversary of the 2025 Annual Meeting of Stockholders.

Proxy Statement

Corporate Sustainability & Impact Oversight and Management

PayPal recognizes the importance of operating our business in a responsible and sustainable manner in support of our long-term strategic objectives. We believe that effective management of non-financial risks and opportunities is important to furthering the long-term interests of our business and help enable us to create value for our stockholders, customers, employees, communities, and other stakeholders. Below is a high-level overview of our programs and initiatives. For more in-depth information, see our latest annual Global Impact Report available at https://investor.pypl.com/csi-strategy.

Corporate Sustainability & Impact Governance

Our overall CS&I governance framework is designed to provide sound company oversight of CS&I matters, drive Board and management accountability and demonstrate PayPal's commitment to transparency. The entire Board engages on CS&I matters that affect business strategy, and Board committees are responsible for oversight of specific matters. Our cross-functional program is managed by the CS&I Executive Council and implemented through guidance and direction provided by the CS&I Steering Committee. Representatives from the CS&I Steering Committee provide updates to the CS&I Executive Council on CS&I matters regularly and to the Governance Committee quarterly, and meet with a subcommittee of the Enterprise Risk Management Committee at least annually to review current and emerging CS&I-related risk topics.

Oversight
Our Board of Directors is actively engaged on CS&I matters that impact business strategy:

- **Governance Committee:** Oversight of PayPal's management of CS&I topics, including overall CS&I strategy, risks and opportunities, stakeholder engagement, and programs and initiatives in social innovation and environmental sustainability.
- **Risk Committee:** Oversight of the Company's risk framework and enterprise-wide compliance program, including cybersecurity, privacy, and AI matters.
- **Compensation Committee:** Oversight of the strategies and responsibilities related to human capital management, including corporate culture.

Management
Our CS&I Executive Council directs and manages the execution of our enterprise-wide CS&I strategy to help ensure non-financial risks and opportunities are appropriately tracked across the enterprise, including through the ERCM Program.

Implementation
The CS&I Steering Committee, supported by cross-functional working groups, is responsible for overall program implementation.

Corporate Sustainability & Impact Strategy

Our CS&I strategy is aligned with our focus to drive long-term business value and growth. We approach and manage our key non-financial risks and opportunities across four focus areas: Employees & Culture, Social Impact, Responsible Business Practices and Environmental Sustainability. Reflective of our business, mission, and values, this integrated approach is designed to support enterprise priorities to drive and protect brand value, manage risk effectively, demonstrate competitive differentiation, position PayPal as an employer of choice, and support future opportunities for innovation and growth.

Employees & Culture

Our employees play a critical role in advancing our mission to revolutionize commerce globally. Investing in our workforce is fundamental to our success, and we are dedicated to building a workplace where everyone can make a positive impact. By investing in learning, career development, and internal mobility, we support employee growth on both individual and collective levels – helping our people grow, lead, and contribute their best work while shaping the future of commerce.

Social Impact

As a trusted global brand, PayPal is uniquely positioned to move money quickly and securely, helping small businesses and individuals access the support they need to participate and thrive in the digital economy. PayPal's social impact mission is to prepare people and small businesses for the next era of commerce. This mission guides how we invest, partner, engage, and operate, as well as how we measure our progress.

Responsible Business Practices

Building and maintaining customer trust and upholding ethical business practices are fundamental to the success of our long-term strategy. Our commitment to these principles is illustrated by our rigorous approach to risk management, governance, and oversight. We are committed to responsibly managing our infrastructure, safeguarding sensitive data, maintaining high standards of business ethics, and ensuring a responsible and sustainable supply chain.

Environmental Sustainability

We are committed to furthering environmental sustainability in the areas in which it impacts our business and strategic objectives, or as otherwise required by applicable law in the jurisdictions in which we do business.

Leadership Principles

PayPal's mission to revolutionize commerce globally is guided by our leadership principles: (1) put people first, including by inspiring greatness in others, raising the standard and modeling it, and building trust and fostering belonging; (2) work customer back, including by solving our customer's greatest needs, innovating through uncertainty, and acting quickly, with purpose; and (3) win together, including by taking ownership, driving joint success, and executing with excellence.

Corporate Sustainability & Impact Reporting

As part of our commitment to transparency, we strive for alignment with those non-financial reporting frameworks that are most applicable to our business and most important to our stakeholders. Our Global Impact Report provides specific reporting of our CS&I programs, policies and metrics mapped to Global Reporting Initiative standards and Sustainability Accounting Standards Board standards, as applicable. As we continue to evolve our CS&I efforts, we are committed to sharing progress through subsequent reports and updates. For more in-depth information, see our latest annual Global Impact Report available at https://investor.pypl.com/csi-strategy.

Stock Ownership Information

The following tables set forth certain information with respect to (1) each stockholder known to us to be the beneficial owner of more than 5% of our common stock as of December 31, 2025, and (2) the beneficial ownership of our common stock by each director and director nominee, by each named executive officer identified in the 2025 Summary Compensation Table, and by all executive officers and directors (including nominees) as a group as of the Record Date. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to these tables, the entities and individuals named in the tables have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Five Percent Owners of Common Stock

	Shares Beneficially Owned	
Name and Mailing Address	**Number**	**Percent**
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	90,375,902[1]	10.05%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	72,523,555[2]	8.06%

[1] Based solely on information on Schedule 13G/A (Amendment No. 9) filed with the SEC on January 30, 2026. The Vanguard Group and certain related entities have sole voting power of 0 shares of the Company's common stock, shared voting power of 8,798,288 shares of the Company's common stock, sole dispositive power of 0 shares of the Company's common stock and shared dispositive power of 90,375,902 shares of the Company's common stock. According to the most recent Schedule 13G/A (Amendment No. 10) filed by The Vanguard Group with the SEC on March 27, 2026, The Vanguard Group does not beneficially own any shares of the Company's common stock following an internal reorganization pursuant to which The Vanguard Group's beneficial ownership has been disaggregated.

[2] Based solely on information on Schedule 13G/A (Amendment No. 6) filed with the SEC on January 26, 2024. BlackRock, Inc. has sole voting power of 64,471,044 shares of the Company's common stock and sole dispositive power of 72,523,555 shares of the Company's common stock.

Security Ownership of Executive Officers and Directors

Name[1]	Shares Beneficially owned[2]	
	Number	**Percent**
Enrique Lores	1,147,553	*
Alex Chriss	505,191	*
Jamie Miller	700,656	*
Michelle Gill	655,986	*
Frank Keller	589,240	*
Suzan Kereere	622,658	*
Diego Scotti	626,304	*
Aaron Webster	480,046	*
Joy Chik	4,607	*
Jonathan Christodoro	41,476	*
Carmine Di Sibio	8,044	*
David W. Dorman	74,397	*
Alyssa Henry	1,210	*
Gail J. McGovern	33,529	*
Deborah M. Messemer	13,976	*
David M. Moffett	71,022	*
Ann M. Sarnoff	31,867	*
Frank D. Yeary	55,269	*
All Directors and Executive Officers as a Group (18) Persons	**5,663,031**	*

*   Less than one percent

[1]   c/o PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131.

[2]   Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 25, 2026 and RSUs that are scheduled to vest within 60 days of March 25, 2026 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options or RSUs, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 899,673,971 shares of common stock outstanding as of March 25, 2026.

Information About Our Executive Officers


Diversity of our current Executive Officers*

86%
Total Diversity

3 Women Executive Officers

4 Ethnically Diverse Executive Officers


* As of March 25, 2026

Executive Officer Biographies

Enrique Lores



| President and Chief Executive Officer | In current position since March 2026 | Age: 60 |

Career Highlights

- Mr. Lores' biography is set forth on page 20 of this proxy statement under the heading "Proposal 1: Election of Directors – Director Biographies."

Michelle Gill



| Executive Vice President, General Manager, Small Business & Financial Services | In current position since November 2023 | Age: 53 |

Career Highlights

- Senior Vice President, QuickBooks Money Platform at Intuit from March 2023 to September 2023.
- General Manager and Executive Vice President of Consumer Lending and Capital Markets at SoFi from April 2020 to September 2022.
- Chief Financial Officer of SoFi from May 2018 to April 2020.
- Investment Professional at TPG Sixth Street Partners from July 2017 to April 2018.
- Managing Director and Partner at Goldman Sachs from February 2003 to April 2017.

Proxy Statement

Frank Keller



Executive Vice President, General Manager, Large Enterprise & Merchant Platform

In current position since April 2024

Age: 52

Career Highlights

- Senior Vice President, General Manager, Large Enterprise & Merchant Platform Group from November 2023 to March 2024.
- Senior Vice President, General Manager Merchant and Payments at PayPal from May 2022 to October 2023.
- Senior Vice President, Enterprise Solutions and Digital Commerce at PayPal from January 2021 to April 2022.
- Vice President, Europe & Global Inside Sales, Global Sales Transformation Lead at PayPal from June 2019 to January 2021.
- Vice President, Global Head of Consumer Segment at PayPal from July 2018 to June 2019.
- Served in additional positions of increasing responsibility at PayPal from May 2011 to July 2018.

Suzan Kereere



President, Global Markets

In current position since January 2024

Age: 60

Career Highlights

- Executive Vice President, Global Business Solutions at Fiserv from June 2021 to December 2023 and Chief Growth Officer at Fiserv from July 2021 to November 2021.
- Global Head, Merchant Sales & Acquiring at Visa from August 2018 to May 2021.
- Head, Europe Merchant Sales & Acquiring at Visa from September 2017 to July 2018.
- Head, Global Merchant Client Group at Visa from May 2016 to August 2017.
- Served in positions of increasing responsibility at American Express from June 1996 to April 2016, including Senior Vice President & General Manager, National Client Group, Global Merchant Services from March 2013 to April 2016; and Senior Vice President & General Manager, Global Network Business from March 2010 to February 2013.
- Member of the Board of Directors of 3M since February 2022.

Jamie Miller



Executive Vice President, Chief Financial and Operating Officer

In current position since February 2025

Age: 57

Career Highlights

- Interim President and Chief Executive Officer of PayPal from February 2026 to March 2026
- Global Chief Financial Officer of Ernst and Young from February 2023 to June 2023.
- Senior Vice President, Chief Financial Officer and Head of Strategy of Cargill from June 2021 to January 2023.
- Held a variety of senior positions at General Electric from April 2008 to February 2020, including Senior Vice President and Chief Financial Officer from November 2017 to February 2020; Senior Vice President and President and CEO of GE Transportation from October 2015 to November 2017; Senior Vice President and Chief Information Officer from April 2013 to October 2015.
- Senior Vice President, Controller and Investor Relations at Anthem (formerly Wellpoint) from August 2007 to April 2008 and Lead Partner, Midwest financial services advisory practice at PricewaterhouseCoopers from 2005 to 2007.
- Member of the Board of Directors of Qualcomm since May 2020.

Diego Scotti



Executive Vice President, General Manager, Consumer Group	In current position since December 2023	Age: 53

Career Highlights
- Executive Vice President, Chief Marketing Officer at Verizon from October 2014 to November 2023.
- Senior Vice President, Chief Marketing Officer at J.Crew from November 2011 to October 2014.
- Executive Director, Marketing at Vogue Magazine from August 2008 to October 2011.
- Served in a variety of senior positions at American Express from August 1992 to August 2008, including Vice President, Global Advertising & Brand Management from July 2003 to August 2008.

Aaron Webster



Executive Vice President, Global Chief Risk Officer	In current position since March 2024	Age: 46

Career Highlights
- Chief Risk Officer, Global Head of Operations and Latin America at SoFi from June 2022 to March 2024.
- Chief Risk Officer at SoFi from July 2019 to August 2022.
- Chief Risk Officer at Citi from January 2018 to July 2019.
- Held a variety of senior positions at Toyota North America from October 2008 to February 2018, including Managing Director, USA/Americas Risk Management and Data Science from August 2017 to February 2018; Managing Director, Risk Management and Data Science – Americas Region and US Residual Value from May 2016 to August 2017; and Director, Risk Management and Data Science – Americas Region from October 2008 to May 2016.
- Regional Risk Leader at GE Capital from June 2004 to October 2008.

Proposal 2:
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay" vote)

Each year, pursuant to Section 14A of the Exchange Act, we ask our stockholders to vote on an advisory basis to approve the compensation granted or paid to our named executive officers ("NEOs"), as described in the CD&A and the compensation table sections of this proxy statement.

The Compensation Committee is committed to an executive compensation program that is transparent, appropriately incentivizes our executive officers and aligns executive interests with those of our stockholders. The Compensation Committee also views our executive compensation program as a critical tool that enables us to effectively compete for, attract and retain top talent so we can build the strongest possible leadership team for PayPal. The Compensation Committee believes the goals of our executive compensation program are appropriate and that the program is properly structured to achieve those goals. In deciding how to vote on this proposal, the Board encourages you to read the CD&A and the compensation table sections of this proxy statement.

The Board recommends that stockholders vote "FOR" the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2025 Summary Compensation Table and the other related tables and disclosures."

This say-on-pay vote is advisory, and therefore not binding on the Company, the Board or the Compensation Committee. However, the Board and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements. The next say-on-pay vote will occur at PayPal's 2027 Annual Meeting of Stockholders.

 **THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 2.**

Compensation Discussion and Analysis

Table of Contents

Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") describes the material compensation elements for each of PayPal's NEOs and provides an overview of the compensation policies and practices applicable to our NEOs.

2025 NEOs[1]

    

Jamie Miller
Executive Vice President, Chief Financial and Operating Officer

Michelle Gill
Executive Vice President, General Manager, Small Business and Financial Services

Frank Keller
Executive Vice President, General Manager, Large Enterprise and Merchant Platform

Suzan Kereere
President, Global Markets

Diego Scotti
Executive Vice President, General Manager, Consumer Group

[1]   Alex Chriss was also an NEO for 2025. Mr. Chriss ceased serving in his role as President and Chief Executive Officer effective February 2, 2026 and terminated employment with the Company on March 2, 2026.

Executive Summary

Our 2025 Key Performance Highlights

2025 was a year of continued strategic progress for PayPal. Building on the foundation established in 2024, we advanced our transformation by deepening engagement across our two-sided platform, accelerating innovation, and demonstrating the quality and durability of our business model. Diversified growth across key products in our portfolio – including credit, Venmo, and our payment service provider (PSP) business – enabled us to deliver strong financial and operating results. At the same time, branded checkout performance later in the year fell short of our expectations. We acknowledged the need to accelerate execution and bring greater discipline to how we implement our strategic priorities, and the Board took decisive action to drive those outcomes through our CEO transition.

Throughout 2025, our pace of innovation remained high as we expanded omnichannel capabilities through our PayPal Everywhere campaigns, drove Venmo monetization to new levels, reaccelerated Enterprise Payments growth, and positioned PayPal as an early mover in agentic commerce through partnerships with industry leaders. We also strengthened our capital return program by initiating a dividend, reflecting confidence in our free cash flow generation and balance sheet.

Transaction Margin Dollars[1]



- 2023: $13.7B
- 2024: $14.7B
- 2025: $15.5B

Non-GAAP Operating Income[1]



- 2023: $5.1B
- 2024: $5.8B
- 2025: $6.4B

Earnings per Share



GAAP EPS:
- 2023: $3.84
- 2024: $3.99
- 2025: $5.41

Non-GAAP EPS[1]:
- 2023: $3.83
- 2024: $4.65
- 2025: $5.31

— GAAP EPS   — Non-GAAP EPS[1]

PYPL and S&P 500 Index Total Compound Return for 2025, Indexed to $100



— PYPL   — S&P 500

PYPL Capital Return (in millions)



- 2023: $5,002
- 2024: $6,047
- 2025: $6,052 / $130

■ Dividend ($)   ■ Shares Repurchased ($)

Growing total payment volume (TPV):

7%

2025 TPV increased to $1.79 trillion[2]

Driving engagement:

439M

Active accounts increased 1.1%, or by 4.7 million

Delivering solid revenue growth:

4%

Net revenues increased to $33.2 billion

Continuing robust cash flow generation:

$6.4B

Cash flow from operations and adjusted free cash flow[1] of $6.4 billion

Other notable 2025 results include:

- Total payment volume (TPV) grew 7% to $1.79 trillion.[2]
- Transaction margin dollars excluding interest on customer balances increased 6%, accelerating from 5% growth in 2024.
- GAAP operating income increased 14% to $6.1 billion; non-GAAP operating income increased 9% to $6.4 billion.
- GAAP EPS increased 35% to $5.41; non-GAAP EPS increased 14% to $5.31.
- Cash flow from operations was $6.4 billion, with adjusted free cash flow of $6.4 billion.
- Monthly active accounts grew to 227 million, with transactions per active account (excluding PSP) up 5%.
- Advanced Venmo monetization, growing revenue approximately 20% to $1.7 billion.[3]
- Continued to scale Buy Now, Pay Later, with TPV growing more than 20% to over $40 billion.
- Accelerated PSP TPV growth through the year, with Enterprise Payments volume reaching double-digit growth in the fourth quarter.
- Continued our strong capital return program, deploying approximately $6 billion to share repurchases and reducing average share count by approximately 7%; initiated a quarterly cash dividend as part of a disciplined capital allocation strategy.

With this foundation in place, and under the leadership of our new President and CEO, Enrique Lores, we are focused on clear prioritization and disciplined execution across our strategic growth drivers and making targeted investments to accelerate growth. These investments are concentrated in the areas where we expect to see the greatest opportunity, including restoring branded checkout momentum by improving the consumer experience, enhancing presentment, and driving selection of PayPal and Venmo at checkout. With a strong balance sheet and robust free cash flow generation, we believe we are well-positioned to drive durable, profitable growth and value creation in the years ahead.

[1] Transaction margin dollars, non-GAAP operating income, non-GAAP EPS, and adjusted free cash flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). Beginning in 2024, our non-GAAP financial metric reporting includes stock-based cash compensation expense and related employer payroll taxes. Adjusted free cash flow excludes the net impact from timing differences between originating Buy Now, Pay Later receivables classified as held for sale and their subsequent sale. For more information on how we compute non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" in this proxy statement.

[2] All growth figures represent year-over-year comparison to prior year.

[3] Excludes interest on customer balances and a one-time benefit from renewal and expansion of key payment partner relationship in the second quarter of 2025.

2026 Leadership Transition

On February 2, 2026, the Board appointed Enrique Lores as President and CEO of the Company, effective as of March 1, 2026. Alex Chriss ceased serving as our President and CEO and as a member of the Board, effective as of February 2, 2026. The Board appointed Jamie Miller to serve as Interim President and CEO, effective from February 2, 2026 until Mr. Lores assumed the role of President and CEO on March 1, 2026.

Transition-Related Compensation

CEO Offer Letter

Mr. Lores' offer letter included two categories of compensation entitlements: (1) go-forward, ordinary course compensation arrangements and (2) special, non-recurring awards associated with Mr. Lores' appointment as CEO. The non-recurring awards are intended to incentivize Mr. Lores to lead PayPal with a focus on long-term stockholder return and to compensate him for awards he forfeited in departing from his prior employer to join PayPal.

The amounts and types of compensation for Mr. Lores were determined carefully by the Compensation Committee in consultation with the Compensation Committee's independent compensation consultant. In determining his compensation package, the Compensation Committee considered factors including Mr. Lores' more than three decades of technology and commercial experience and his expertise, including his unique qualifications and level of knowledge of PayPal's business due to his nearly five-year tenure on the Board, the compensation paid to Mr. Lores at his prior employer, market compensation for Mr. Lores' role within PayPal's compensation peer group (as listed below under the heading "Our Compensation Peer Group") including external new hire compensation arrangements, feedback previously received from stockholders, and PayPal's pay-for-performance philosophy.

The design of Mr. Lores' new hire awards is highly performance-oriented, with no sign-on cash component, and with a special performance-based equity award tied to rigorous stock price hurdles over a period up to five years.

The following are the go-forward elements of Mr. Lores' compensation arrangements:

Pay Element and Target Value	Key Terms
Annual Base Salary **$1,450,000**	—
Target AIP Bonus **200% of Base Salary**	• Payout determined based on Company and individual performance • Eligible for full bonus in respect of 2026
2026 RSUs **$16,500,000**	• Follows PayPal's standard three-year vesting schedule • Amount reflects target grant date value
2026 PBRSUs **$16,500,000**	• Follows PayPal's PBRSU vesting schedule for 2026 PBRSUs applicable to other executive officers, as discussed below in the section titled "2026-2028 PBRSUs" • Performance period began on January 1, 2026, in alignment with the rest of the executive leadership team • Amount reflects target grant date value
Portion of 2027 RSUs **$11,000,000**	• Granted upon hire to provide immediate and strong alignment of Mr. Lores' incentives with our stockholders' long-term interests and ensure that any future appreciation in value realized pursuant to this award results directly from meaningful stock price appreciation driven by his performance from the commencement of his employment • Designed to provide a more meaningful, stockholder-aligned inducement to join PayPal, compared to a cash sign-on bonus • Vesting delayed by one year to reflect 2027 nature of the award; vests over four years from the grant date, with 1/3 of the shares underlying the award vesting on the second anniversary of the grant date and 1/12 of the shares underlying the award vesting quarterly thereafter, generally subject to Mr. Lores' continued employment through the applicable vesting date • Amount reflects target grant date value • These RSUs represent 1/3 of the aggregate grant date value of annual equity grants anticipated to be made to Mr. Lores for 2027; subject to Compensation Committee approval, Mr. Lores remains eligible for additional RSU and PBRSU grants in 2027 with an anticipated aggregate target grant date value of $22,000,000 (of which $5,500,000 is anticipated to be in the form of RSUs and $16,500,000 is anticipated to be in the form of PBRSUs)

The following are the special, non-recurring elements of Mr. Lores' compensation arrangements:

Pay Element and Target Value	Key Terms
Make-Whole RSUs **$20,000,000**	• Vests as to 1/3 of the shares underlying the award on the first three anniversaries of the grant date, generally subject to Mr. Lores' continued employment through the applicable vesting date • Amount reflects target grant date value and the approximate value of awards Mr. Lores forfeited with his former employer to join PayPal • Upon a termination of employment by PayPal without cause, by Mr. Lores for good reason, or due to Mr. Lores' death or disability (in each case as defined in the Company's Executive Change in Control and Severance Plan (the "Executive Severance Plan")), any then-unvested Make-Whole RSUs will vest, subject to satisfaction of release of claims and other requirements under the Executive Severance Plan
Inducement Stock Price PBRSUs **$25,000,000**	• Eligible to vest based on the achievement of long-term stock price hurdles (set forth below) measured based on the average closing price of PayPal common stock over any consecutive 60-calendar day period ending on or between the third and fifth anniversaries of Mr. Lores' start date as our CEO, with any PBRSUs earned to vest as to 25% on achievement of the stock price hurdle and as to 75% on the fifth anniversary of Mr. Lores' start date, generally conditioned on his continued employment with us, subject to certain termination protection in the event of a termination of his employment by PayPal without cause, by Mr. Lores for good reason, or due to Mr. Lores' death or disability

	Price Increase[1]	Minimum Stock Price	Total Payout
Target	60%	N/A	100%
Stretch	100%	$100	175%
Max	150%	$125	250%

[1] Compared to stock price used to convert the target value of the award into the number of shares to be granted ($42.58).

• Performance period began on March 1, 2026
• Amount reflects target grant date value

2026-2028 PBRSUs

In structuring the 2026 long-term incentive compensation program for our executive officers, the Compensation Committee sought to align executive incentives with the effective execution of our transformation strategy, while responding to stockholder feedback regarding the inclusion of financial metrics in the Company's long-term incentive awards.

To ensure our executive team is focused on accelerating execution and bringing greater discipline to how we implement our strategic priorities, PBRSUs granted to our executive officers in 2026, including the 2026 PBRSUs to be granted to Mr. Lores pursuant to the terms of his offer letter, will be eligible to vest following the completion of a three-year performance period (January 1, 2026 through December 31, 2028). Vesting will be determined based on the achievement of two equally-weighted financial performance metrics: FX-neutral revenue growth and non-GAAP EPS. Achievement against those metrics will be further subject to a relative total shareholder return ("rTSR") modifier.

To focus executives' attention on delivering strong near-term performance during this critical phase of the Company's transformation, the Compensation Committee will establish annual targets for the financial performance metrics at the beginning of each year during the performance period. The percentage achieved for each of the three years will be averaged to determine the final number of shares earned and the rTSR modifier will be based on our performance relative to the S&P 500 for the full three-year performance period. Awards will continue to be subject to an overall payout cap of 200% of target. Any earned PBRSUs will vest on March 1, 2029, generally subject to the executive's continued employment with the Company through the vesting date.

Interim President and CEO Compensation

In recognition of Ms. Miller's service as Interim President and CEO, and to secure her continued service as our Chief Financial and Operating Officer during this critical time for the Company, Ms. Miller received a cash retention award of $3 million, which will vest and become payable as to 67% on February 2, 2027 and 33% on February 2, 2028, in each case generally subject to her continued employment with us through the applicable payment date.

Former CEO Compensation

In connection with Mr. Chriss' departure, the Company and Mr. Chriss entered into a separation agreement, pursuant to which he was eligible to receive only the severance payments and benefits applicable upon a termination of employment by the Company without cause (and not in connection with a change in control of the Company) under the Executive Severance Plan. For information on Mr. Chriss' severance benefits, see the section below titled "Potential Payments Upon Termination or Change in Control – CEO Departure-Related Compensation."

Additional details regarding Mr. Lores' offer letter, Ms. Miller's retention bonus and Mr. Chriss' severance benefits are also available on PayPal's Current Report on Form 8-K filed with the SEC on February 3, 2026.

2025 NEO Compensation Program Elements

For 2025, the Compensation Committee approved an executive compensation program based on our "pay for performance" philosophy that is designed to align our executive officers' compensation with key drivers of profitable growth and motivate our executive officers to successfully drive our strategy. The ultimate goals of our executive compensation program are to properly incentivize and reward our executives for performance that exceeds expectations, provide transparency for our executives and our stockholders, and enable us to attract and retain highly capable leaders in an intensely competitive talent market in both the technology and financial sectors.

The following is an overview of the 2025 compensation program elements for our NEOs.

	Form of Payment	Performance Period	Performance Criteria	Objectives	For More Information
Salary	100% Cash	Ongoing	Alignment of salary with performance is evaluated on an annual basis	• Rewards individuals' current contributions • Compensates for expected day-to-day performance • Reflects scope of roles and responsibilities	Page 65
Annual Incentive Plan ("AIP")	100% Cash	One year	Transaction Margin Dollars and Non-GAAP Operating Income, adjusted for individual performance[1]	• Rewards successful annual performance • Incentivizes achievement of short-term performance goals designed to drive profitable growth and enhance stockholder value	Page 66
Long-Term Incentive Plan ("LTI")	50% Performance-Based Restricted Stock Units ("PBRSUs")	Three years	Earned based on rTSR, measured as compared to the S&P 500 over discrete 12-, 24- and 36-month measurement periods; three-year cliff vesting	• Rewards achievement of performance goals over the three-year performance period designed to drive the creation of stockholder value • Intended to support long-term retention objectives while minimizing potential impact of short-term share price volatility by reinforcing the need to deliver consistent performance results over the full performance period	Page 69
	50% Restricted Stock Units ("RSUs")	Vests over three years	Service-based vesting; ultimate value based on stock price performance	• Rewards the creation of long-term value • Recognizes potential future contributions • Intended to support long-term retention objectives	Page 71

[1] Transaction margin dollars and non-GAAP operating income are not financial measures prepared in accordance with GAAP. For information on how we compute non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" to this proxy statement.

2025 Incentive Compensation Plan Outcomes

By design, our AIP and PBRSUs utilize different metrics and timeframes, with the 2025 AIP payout based on one-year achievement of operational metrics and the 2025-2027 PBRSUs vesting following the end of the three-year performance period based on rTSR over discrete 12-, 24- and 36-month measurement periods.

2025 PayPal Annual Incentive Plan

Under the 2025 AIP, the bonus pool was funded based on achievement of two equally-weighted Company performance metrics: transaction margin dollars and non-GAAP operating income. The following table shows the Company performance goals established at the beginning of 2025, and actual performance achieved as determined by the Compensation Committee.

Company Measure ($ in billions)	Threshold (50% Payout)[1]	Target (100% Payout)[1]	Maximum (125% Payout)[1]	Actual Achieved	Actual Achieved (Percentage of Target)
Transaction Margin Dollars[2]	$15.024	$15.400	$15.611	$15.466	108%
Non-GAAP Operating Income[2]	$ 6.130	$ 6.500	$ 6.597	$ 6.384	89%
				Company Performance Score	98%

[1] Linear interpolation applies to transaction margin dollars and non-GAAP operating income for results between specific hurdles.

[2] Transaction margin dollars and non-GAAP operating income are not financial measures prepared in accordance with GAAP. For information on how we compute non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" to this proxy statement.

Each NEO's individual bonus payout was then subject to adjustment based on their individual performance. Each of our current NEOs achieved an individual performance score of 100% for 2025, as further described in the section titled "Individual Performance Scores" on page 67 of this CD&A. Mr. Chriss ceased to be eligible for the 2025 AIP in accordance with its terms upon notice of his termination of employment with the Company. See the section titled "Potential Payments Upon Termination or Change in Control – CEO Departure-Related Compensation" for more information.

2023-2025 PBRSUs

The following table shows the performance goals and actual performance achieved for the PBRSUs granted in 2023, which vested based on achievement of FX-neutral revenue compound annual growth rate ("CAGR") and free cash flow CAGR metrics during a three-year performance period (the "2023-2025 PBRSUs").

Measure	Threshold (50% Payout)[1]	Target (100% Payout)[1]	Maximum (200% Payout)[1]	Actual Achieved (Three-Year CAGR)	Actual Achieved (Percentage of Target)
FX-Neutral Revenue CAGR	2.0%	5.0%	8.0%	6.7%	157%
Free Cash Flow CAGR[2]	1.5%	4.5%	7.5%	2.9%	73%
				Aggregate Percentage of Target Achieved	115%

[1] Linear interpolation applies to FX-neutral revenue CAGR and free cash flow CAGR for results between specific hurdles.

[2] Free cash flow is not a financial measure prepared in accordance with GAAP. For information on how we compute non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" to this proxy statement.

Messrs. Chriss and Keller are our only NEOs who held 2023-2025 PBRSU awards.

2025 Say-on-Pay Outcome and Stockholder Engagement

Our Board and management team are committed to regular engagement to solicit the perspectives of a broad cross-section of stockholders on our compensation program design and corresponding annual Say-on-Pay vote. Stockholder feedback serves as a critical input as the Compensation Committee evaluates our compensation program, as does the outcome of our Say-on-Pay vote, which received 90% support in 2025.

Following the 2025 Annual Meeting of Stockholders, we contacted stockholders representing approximately 57% of our common stock held by institutional investors, and had conversations with stockholders representing 28% of our common stock held by institutional investors.

Compensation was a prominent topic during our discussions with investors. Our stockholders expressed broad support for our compensation program structure, and in particular, the changes made to our compensation program in 2024, including the incorporation of rTSR and more profitability-linked metrics, the program's continued alignment of pay and performance, and the steps we took to manage stockholder dilution.

For more information on our engagement efforts and additional feedback received through these conversations, see "Corporate Governance – Stockholder Engagement" on page 40 of this proxy statement.

Key Compensation Policies and Practices

We maintain the following policies and practices that we believe demonstrate our commitment to strong corporate governance and executive compensation best practices.

What We Do		
Pay for Performance	✓	Our AIP is entirely performance-based, and our NEOs are not guaranteed any minimum levels of payment under that plan.
	✓	More than 50% of our NEOs' target total direct compensation (composed of each NEO's base salary, AIP target and LTI target) is performance-based and tied to pre-established performance goals aligned with our short-term and long-term objectives.
Rigorous performance goals	✓	We use objective, performance-based Company goals designed to be rigorous in our incentive plans.
Include stock-based compensation expense in non-GAAP performance metrics	✓	The non-GAAP performance metrics used in our executive compensation program include the impact of stock-based compensation expense.
Independent compensation consultant	✓	The Compensation Committee engages its own independent compensation consultant to advise on executive and director compensation matters.
Annual compensation peer group review	✓	The Compensation Committee annually reviews the composition of our compensation peer group to evaluate whether the peer group remains appropriate in light of our size and industry, as well as the industries in which we compete for talent.
Annual say-on-pay vote	✓	We conduct an annual advisory say-on-pay vote on our NEO compensation.
Stockholder engagement	✓	We are committed to ongoing engagement with our stockholders – including on executive compensation, corporate governance and corporate sustainability and impact ("CS&I") matters – through in-person meetings, teleconferences, and correspondence.
Annual compensation risk assessment	✓	We conduct an annual compensation risk assessment to evaluate whether our executive compensation program presents any risks that are reasonably likely to have a material adverse effect on PayPal.
Clawback policies	✓	In addition to our mandatory recovery policy adopted in compliance with Exchange Act Rule 10D-1 and the Nasdaq listing standards regarding recovery of erroneously awarded compensation in the event of an accounting restatement, we maintain a separate clawback policy pursuant to which the Compensation Committee can require forfeiture or reimbursement of a broader range of incentive compensation paid or awarded to our NEOs (including time-based equity awards) in certain other circumstances.
Robust stock ownership guidelines	✓	Our stock ownership guidelines require significant sustained ownership of our common stock to align the long-term interests of our NEOs and non-employee directors with those of our stockholders and reflect our commitment to sound corporate governance.
Prohibition of hedging and pledging transactions	✓	Our insider trading policy, which applies to all Board members, executive officers and employees, prohibits the use of hedging and monetization transactions relating to our securities and the use of PayPal derivative securities as collateral in a margin account or for any loan or extension of credit. Board members and executive officers are prohibited, and all other employees are strongly discouraged, from pledging any PayPal securities as collateral for loans.

What We Don't Do		
No entitlement to excise tax gross-ups on "change in control" payments	✕	Our agreements with our NEOs do not provide for any excise tax gross-ups or other payment or reimbursement of excise taxes on severance in connection with a change in control of PayPal.
No "single-trigger" CIC payments or acceleration of equity awards	✕	We do not make "single-trigger" change-in-control payments or maintain any plans that require single-trigger change-in-control acceleration of equity awards to our NEOs upon a change in control of PayPal.
No tax gross-ups on perquisites	✕	We do not provide our NEOs with tax gross-ups on perquisites, other than in limited circumstances related to relocation and international business travel that are at our direction and deemed to benefit our business operations.
No discounting of stock options or repricing of underwater options	✕	Our equity compensation plan expressly prohibits the discounting of the exercise price of stock options and the repricing of underwater stock options without stockholder approval.

2025 Compensation Framework and Decisions

Executive Compensation Program Design

Our key guiding principle for executive compensation is to closely align the compensation of our executives with the creation of long-term value for our stockholders. We do so by tying a significant portion of our executives' target total direct compensation opportunity (composed of each NEO's base salary, AIP target and LTI target) to PayPal's performance.

In designing our executive compensation program, the Compensation Committee prioritizes four goals:

PayPal

Transparency, Simplicity, and Clarity

Enable executives to directly link between Company and individual performance and their pay, and enable stockholders to directly link between returns on their investment and executive pay outcomes.

Attracting World Class Talent

Recognize the unique space in which we compete and prioritize nimble and aggressive compensation strategies to attract and retain key talent.

One Team

Maintain unified goals and objectives of the annual short- and long-term incentive programs for the entire executive leadership team to drive aligned operational decisions and Company performance.

Individual Performance

Deliver compensation commensurate with results, and hold leaders accountable for their performance against strategic, financial, and operational objectives.

When designing our executive compensation program, the Compensation Committee assessed competitive market data obtained from the public filings of our compensation peer group companies and general industry data for comparable technology and financial companies that are included in proprietary third-party compensation surveys. For more information, see "Our Structure for Setting Compensation."

Base Salary

At the beginning of each year, the Compensation Committee reviews and approves each then-serving executive officer's base salary for the year. In making its determinations, the Compensation Committee considers competitive market data and certain individual factors, including the executive's individual performance, level of responsibility, breadth of knowledge and prior experience, while also considering internal pay equity. For Ms. Miller, the Compensation Committee also considered her appointment to the additional role of Chief Operating Officer in February 2025. The following table shows the 2025 annualized base salary for each NEO.

NEO	Annual Base Salary in 2025 ($)[1]	Annual Base Salary in 2024 ($)
Alex Chriss	1,350,000	1,250,000
Jamie Miller	900,000	750,000
Michelle Gill	800,000	750,000
Frank Keller	800,000	750,000
Suzan Kereere	800,000	750,000
Diego Scotti	800,000	750,000

[1] The 2025 base salaries provided in the table reflect each NEO's annualized base salary effective as of April 1, 2025.

How We Determine Incentive Compensation

When deciding the target amount and forms of incentive compensation for our NEOs, the Compensation Committee considers competitive market data, including the compensation practices of technology and financial companies in our compensation peer group (see "Our Compensation Peer Group" below for our 2025 peer group), as disclosed in their public filings and in proprietary third-party compensation surveys, and the need to retain qualified individuals in a highly competitive market for proven executive talent in both the technology and financial sectors.

In determining the individual payouts pursuant to our executive compensation program, the Compensation Committee also considers the following individual factors for each NEO:

- performance against strategic, financial and operational objectives;
- the size and complexity of the NEO's position and business unit or function;
- any changes to or expansion of scope of role and responsibilities;
- the NEO's definition of, and execution against, strategy, roadmaps and budgets;
- the NEO's driving of innovation for the business unit or function;
- leadership and commitment to PayPal's leadership principles described on page 49; and
- results of risk and compliance reviews designed to hold executives accountable for achieving risk and compliance management goals.

PayPal Annual Incentive Plan

The 2025 AIP provided each of our NEOs with the opportunity to earn annual incentive compensation based on Company performance and individual performance during 2025. The Compensation Committee determined that the 2025 AIP bonus pool would be funded based on two equally-weighted Company performance metrics, with each NEO's individual bonus payment then subject to adjustment based on their individual performance score. The AIP bonus is paid 100% in cash.

The following table sets forth the 2025 target annual incentive opportunity (the "Target Incentive Amount") for each participating NEO, which is expressed as a percentage of the NEO's base salary. Target incentive percentages remained unchanged from 2024 to 2025.

NEO	AIP Target as Percentage of Base Salary (%)	Base Salary Used to Calculate Target Incentive Amount ($)[1]	Target Incentive Amount ($)
Alex Chriss[2]	200%	1,325,342	2,650,685
Jamie Miller	125%	863,014	1,078,767
Michelle Gill	125%	787,671	984,589
Frank Keller	125%	787,671	984,589
Suzan Kereere	125%	787,671	984,589
Diego Scotti	125%	787,671	984,589

1 In accordance with the terms of the 2025 AIP, each NEO's base salary was prorated to reflect changes effective during 2025 for purposes of calculating the NEO's Target Incentive Amount.

2 Mr. Chriss ceased to be eligible for the 2025 AIP in accordance with its terms upon notice of his termination of employment with the Company. See the section titled "Potential Payments Upon Termination or Change in Control – CEO Departure-Related Compensation" for more information on the compensation Mr. Chriss received in connection with his termination of employment.

The actual amount of each participating NEO's 2025 AIP bonus was determined by the following formula with an overall AIP bonus payout cap of 200% of the NEO's Target Incentive Amount:


Target Incentive Amount
Company Performance Score
50%
Transaction Margin Dollars
(0-125% of target)
50%
Non-GAAP Operating Income
(0-125% of target)
Individual Performance Score
AIP Bonus Payout
(capped at 200% of target)

Company Performance Score

When designing PayPal's 2025 executive compensation program, the Compensation Committee evaluated potential performance metrics for PayPal's incentive programs, considered input from stockholders, management and its independent compensation consultant and determined that transaction margin dollars and non-GAAP operating income continued to be the metrics best aligned to PayPal's strategy entering 2025, including our continued focus on profitable growth, and that achievement of goals associated with those measures would drive strong operational performance results and stockholder returns.

Measure	Weighting	Definition	Purpose
Transaction Margin Dollars	**50%**	Transaction margin dollars as described in "Appendix A: Reconciliations of Non-GAAP Financial Measures" to this proxy statement.	The Compensation Committee believes that transaction margin dollars is an important measure of our performance because it measures profitability and incentivizes our NEOs to focus on driving profitable growth.
Non-GAAP Operating Income	**50%**	Non-GAAP operating income (including the impact of stock-based compensation expense) as described in "Appendix A: Reconciliations of Non-GAAP Financial Measures" to this proxy statement.	The Compensation Committee believes that non-GAAP operating income is a key financial metric for the Company's performance and a driver of stockholder value creation.

Transaction margin dollars and non-GAAP operating income were weighted equally to determine the Company performance score under the 2025 AIP. If the threshold performance goal was not met for one of the transaction margin dollars and non-GAAP operating income metrics, the Company performance score attributable to that metric would be 0%. Any Company performance score of less than 50% would result in no bonus payment under the 2025 AIP. The maximum possible Company performance score under the 2025 AIP was 125%.

In January 2025, the Compensation Committee established threshold, target, and maximum performance goals for the transaction margin dollars and non-GAAP operating income measures, based primarily on our approved budget and operating plan for the year and full-year guidance provided to the investment community. The table below shows the Company performance goals for the 2025 AIP and the actual performance achieved. The Compensation Committee believes that the goals established were rigorous and represented a high degree of operational performance and execution of strategy. In addition, the 2025 target performance goals for both transaction margin dollars and non-GAAP operating income were set higher than the actual performance achieved in 2024.

Company Measure ($ in billions)	Threshold (50% Payout)[1]	Target (100% Payout)[1]	Maximum (125% Payout)[1]	Actual Achieved	Actual Achieved (Percentage of Target)
Transaction Margin Dollars[2]	$15.024	$15.400	$15.611	$15.466	108%
Non-GAAP Operating Income[2]	$6.130	$6.500	$6.597	$6.384	89%
				Company Performance Score	98%

[1] Linear interpolation applies to transaction margin dollars and non-GAAP operating income for results between specific hurdles.

[2] Transaction margin dollars and non-GAAP operating income are not financial measures prepared in accordance with GAAP. For information on how we compute non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" to this proxy statement.

Individual Performance Scores

Following funding of the 2025 AIP bonus pool based on achievement of Company performance goals, each current NEO's individual bonus payment was subject to adjustment based on their individual performance score. Under the 2025 AIP, individual performance scores ranged from 0% to 160%, with an overall AIP bonus cap of 200% of the individual's Target Incentive Amount.

At the beginning of 2025, the Compensation Committee discussed with Mr. Chriss the key factors for determining awards under the AIP, as well as our NEOs' expected contributions to that performance and their respective individual business objectives. In early 2026, the Compensation Committee assessed each then-current NEO's individual performance during 2025 to determine their individual performance score.

The key accomplishments of the NEOs taken into account into determining their individual scores under the 2025 AIP are discussed below.

NEO[1]	Key Performance Against Objectives
Jamie Miller	• Expanded role to encompass Chief Operating Officer responsibilities, continuing strong partnership with executive leadership and the Board to help lead and drive results in profitable growth, capital allocation, sharpening strategic focus, execution and accountability. • Successfully built a high-performing operations function through strategic leadership hires and the development of robust operational capability that enhances organizational efficiency and scalability.
Michelle Gill	• Launched agentic commerce strategy, putting artificial intelligence at the core of how the Company manages payments, risk, and customer support. • Revamped SMB business strategy in a manner designed to reduce merchant loss, grow merchant lending business, and drive improvements to data platform.
Frank Keller	• Restored commercial discipline, execution rigor, and accountability across PSP, including resetting operating cadence, tightening pricing and margin governance, and prioritizing profitable growth over volume expansion, as demonstrated by double-digit growth in Enterprise Payments from 2024 to 2025. • Partnered on scaling Buy Now, Pay Later and Pay with Venmo driving double-digit growth for both over prior year and drove acceleration in our crypto business, including PYUSD Rewards and Pay with Crypto.
Suzan Kereere	• Scaled partnerships with global merchants, reiterating the foundation for next-generation digital and agentic transactions for both merchants and consumers. • Developed and launched PayPal World to connect local wallets to global commerce, strengthening the consumer experience.
Diego Scotti	• Grew revenue base for core products by delivering new and improved product experiences that expand and deepen monetization opportunities. • Delivered critical, large-scale campaigns for Consumer and B2B, including PayPal Everywhere, Venmo Everything, and PayPal Open.

[1]   Mr. Chriss ceased to be eligible for the 2025 AIP in accordance with its terms upon notice of his termination of employment with the Company. As a result, he did not receive an individual performance score for 2025.

In determining the individual performance score for each then-current NEO, the Compensation Committee, with input from each of Mr. Lores and Mr. Chriss, conducted a review of each applicable NEO's performance. Mr. Lores and Mr. Chriss each recommended to the Compensation Committee an individual performance score for each NEO. The Compensation Committee made a final determination as to the individual performance score for each applicable NEO based on this review and recommendations from each of Mr. Lores and Mr. Chriss.

Based upon an evaluation of each NEO's performance achievements, the Compensation Committee determined that each NEO achieved an individual performance score of 100% for the year.

AIP Payouts

The following table shows the 2025 AIP payout for each NEO.

NEO[1]	Target Incentive Amount ($)		Company Performance Score (%)		Individual Performance Score (%)		2025 AIP Payout ($)
Jamie Miller	1,078,767	⊗	98%	⊗	100%	=	1,057,192
Michelle Gill	984,589		98%		100%		964,897
Frank Keller	984,589		98%		100%		964,897
Suzan Kereere	984,589		98%		100%		964,897
Diego Scotti	984,589		98%		100%		964,897

[1]   Mr. Chriss ceased to be eligible for the 2025 AIP in accordance with its terms upon notice of his termination of employment with the Company.

Long-Term Incentive Compensation

Long-Term Incentive Award Target Values

In making its determination on the LTI target values for our NEOs for 2025, the Compensation Committee set equity award guidelines and target levels for individual awards by position based on the factors discussed in "How We Determine Incentive Compensation" above.

The 2025 LTI awards for our eligible NEOs were divided equally into (i) PBRSUs (assuming target performance) with performance measured over a three-year period and (ii) service-based RSUs that vest over three years (with one-third of the RSUs vesting on the first anniversary of the grant date, and the remainder vesting ratably each subsequent quarter over the remaining vesting period, generally subject to the NEO's continued employment with PayPal through the applicable vesting date). Based on the above guidelines, the Compensation Committee approved the target 2025 LTI awards set forth in the following table for each NEO.

NEO	Target LTI Grant Value ($)	Target PBRSU Value ($) (Shares)[1]	Service-Based RSUs ($) (Shares)[1]
Alex Chriss[2]	$28,000,000	$14,000,000 (171,971 shares)	$14,000,000 (171,791 shares)
Jamie Miller	$14,500,000	$7,250,000 (88,964 shares)	$7,250,000 (88,964 shares)
Michelle Gill	$13,500,000	$6,750,000 (82,828 shares)	$6,750,000 (82,828 shares)
Frank Keller	$13,500,000	$6,750,000 (82,828 shares)	$6,750,000 (82,828 shares)
Suzan Kereere	$13,500,000	$6,750,000 (82,828 shares)	$6,750,000 (82,828 shares)
Diego Scotti	$13,500,000	$6,750,000 (82,828 shares)	$6,750,000 (82,828 shares)

[1]   The target number of PBRSUs and number of service-based RSUs shown in the table represent the actual number of shares underlying the award, as determined in accordance with Company policy. The PBRSUs and RSUs listed in this table were granted to our NEOs on March 1, 2025. As a result, these target values differ from the accounting values for these awards reported in the 2025 Summary Compensation Table.

[2]   In connection with the termination of his employment, Mr. Chriss is eligible to continue vesting in any time-based equity award that otherwise would have vested during the 12-month period following his separation date, and in any performance-based equity award with a performance period ending within the 12-month period following his separation date. On his separation date, Mr. Chriss forfeited the portion of the service-based RSUs that were scheduled to vest outside the 12-month period and his entire PBRSU award.

Performance-Based Restricted Stock Units ("PBRSUs")

In January 2025, the Compensation Committee approved the following structure for the multi-year PBRSUs granted in 2025 (the "2025-2027 PBRSUs").

- Three-year performance period from January 1, 2025 through December 31, 2027, to emphasize the importance of sustained growth and long-term stockholder value creation, with three discrete measurement periods of 12, 24 and 36 months, to enhance the program's durability and minimize the potential impact of short-term stock price volatility.
- Three-year cliff vesting, to maximize retentive value of the awards.
- Awards to be settled in shares of our common stock, subject to the Compensation Committee's certification of the Company's relative total shareholder return ("rTSR"), measured as compared to the S&P 500, with the target for rTSR versus the S&P 500 set at the 55th percentile, to ensure rigor in our LTI program.
- If absolute TSR is negative for the 36-month performance period, the maximum shares earned are capped at 100% of the target number of shares, to help ensure appropriate alignment of PBRSU payouts with long-term stockholder value creation.

In approving this structure, the Compensation Committee considered a number of factors, including its desire to set challenging performance goals that require outperformance to achieve target, the evolution of PayPal's strategic priorities and initiatives, particularly during a period of transition for the Company, and feedback received from stockholders. The Compensation Committee believes that this PBRSU structure meets these objectives by measuring and rewarding our holistic relative outperformance and long-term value creation and enhancing program durability, while ensuring alignment with stockholder experience in the event of negative absolute stockholder returns.

PBRSU Mechanics and Targets

For each of the three discrete measurement periods of 12, 24 and 36 months, one-third of the 2025-2027 PBRSUs will be eligible to vest based on the Company's rTSR, measured as compared to the S&P 500, as depicted in the table below.

	Threshold	Target	Maximum
PayPal TSR v. S&P 500 TSR	25th percentile	55th percentile	75th percentile
Payout to Target	50%	100%	200%

For each tranche, performance below the threshold level will result in a payout of 0% and performance above the maximum level will result in a payout of 200% of target. Linear interpolation is applied to performance between threshold, target and maximum levels. If absolute TSR achievement is negative for the 36-month performance period, the maximum payout will be 100% of the target number of shares for all three tranches (the "Performance Cap").

rTSR performance for the 12-month (calendar year 2025) measurement period was achieved below the 25th percentile, such that one-third of the 2025-2027 PBRSUs will be earned at 0% of target. All three tranches of the 2025-2027 PBRSUs are subject to three-year cliff vesting, with settlement of the PBRSUs on March 1, 2028 based on rTSR achievement over the three performance periods.

Performance of Previously Awarded 2024-2026 PBRSUs

PBRSUs granted to our NEOs (other than Mr. Chriss) in 2024 (the "2024-2026 PBRSUs") are eligible to vest based on the Company's rTSR, measured as compared to the S&P 500, for three discrete measurement periods of 12, 24 and 36 months during the three-year performance period from January 1, 2024 through December 31, 2026, in accordance with the terms described above for the 2025-2027 PBRSUs.

rTSR performance was achieved for the 12-month (calendar year 2024) measurement period at the 84th percentile, and for the 24-month (calendar years 2024-2025) measurement period at the 29th percentile, such that one-third of the 2024-2026 PBRSUs will be earned at 200% of target and one-third of the 2024-2026 PBRSUs will be earned at 56% of target, in each case subject to the Performance Cap. All three tranches of the 2024-2026 PBRSUs are subject to three-year cliff vesting, and generally subject to the continued employment of the NEO, with settlement of the PBRSUs on March 1, 2027 based on rTSR achievement over the three performance periods.

Mr. Chriss did not receive a grant of PBRSUs in 2024 because his new hire grants made in 2023 were designed to include the value of his intended 2024 LTI awards.

Settlement of Previously Awarded 2023-2025 PBRSUs

PBRSUs granted to Messrs. Chriss and Keller in 2023 (the "2023-2025 PBRSUs") were eligible to vest based on achievement of two equally-weighted measures over the three-year performance period from January 1, 2023 through December 31, 2025: FX-neutral revenue CAGR and free cash flow CAGR. The following table shows the performance goals and actual performance achieved for the 2023-2025 PBRSUs.

Measure	Threshold (50% Payout)[1]	Target (100% Payout)[1]	Maximum (200% Payout)[1]	Actual Achieved (Three-Year CAGR)	Actual Achieved (Percentage of Target)
FX-Neutral Revenue CAGR	2.0%	5.0%	8.0%	6.7%	157%
Free Cash Flow CAGR[2]	1.5%	4.5%	7.5%	2.9%	73%
				Aggregate Percentage of Target Achieved	115%

[1]   Linear interpolation applies to FX-neutral revenue CAGR and free cash flow CAGR for results between specific hurdles.

[2]   Free cash flow is not a financial measure prepared in accordance with GAAP. For information on how we compute non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" to this proxy statement.

As a result of their late 2023 and 2024 start dates, none of Mses. Miller, Gill and Kereere or Mr. Scotti received a grant of 2023-2025 PBRSUs.

Restricted Stock Units

Our 2025 LTI awards also included service-based RSUs with a three-year vesting schedule. These RSU awards vest one-third on the first anniversary of the grant date, with the remainder vesting ratably each subsequent quarter over the remaining vesting period, generally subject to the NEO's continued employment with PayPal through the applicable vesting date. Service-based RSUs serve to more closely align our NEOs' interests with those of our stockholders, as RSUs become more valuable as our stock price increases. While the value is tied directly to our stock price performance, the service-based RSUs have some value regardless of whether our stock price increases or decreases, and are also designed to provide an appropriate incentive for our NEOs to remain with us throughout the three-year vesting period.

Other Compensation Elements

401(k) and Deferred Compensation Plans

The Company's tax-qualified 401(k) savings plan (the "401(k) Plan") provides our U.S.-based employees the opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) Plan, the Company matches 100% of employee contributions up to the first 4% of the employee's eligible compensation, subject to applicable IRS limits. The DCP, our non-qualified deferred compensation plan, provides our U.S.-based executives the opportunity to defer compensation in excess of the amounts that are legally permitted to be deferred under the 401(k) Plan. The DCP does not offer employer matching contributions. The Compensation Committee believes the opportunity to defer compensation is a competitive benefit that enhances our ability to attract and retain talented executives while building plan participants' long-term commitment to PayPal. The investment return on the deferred amounts is linked to the performance of a range of market-based investment choices.

Other Benefits

While we generally do not provide perquisites or other personal benefits to our executive officers, we provide certain executive officers with perquisites and other personal benefits described below. The Compensation Committee believes the perquisites described below are reasonable and consistent with our overall executive compensation program and philosophy and that they will help us attract and retain our executive officers. The Compensation Committee periodically reviews the benefits provided to our executive officers.

CEO Security Program

We maintain a comprehensive security policy, and we may determine that in certain circumstances, certain executive officers should be required to have personal security protection. We require these executives to accept such personal security protection because we believe it is in the best interests of PayPal and our stockholders that our executives and their family members not be vulnerable to security threats.

Because PayPal is a highly visible company, the Compensation Committee has authorized a CEO security program to address safety concerns, which include specific threats to our CEO's safety arising directly as a result of his position as our President and CEO. In connection with this program, which was designed in accordance with an independent security study completed by a third-party consultant, we paid to procure, install and maintain personal residential security measures and for the costs of security personnel during Mr. Chriss' personal travel while he served as our CEO. In addition, the Compensation Committee required that Mr. Chriss use our corporate aircraft for personal travel in connection with his overall security program.

We believe the costs of this overall security program are reasonable and appropriate, and benefit PayPal. Although we do not consider the CEO security program to be a perquisite for the benefit of our CEO for the reasons described above, the incremental costs related to personal security measures for Mr. Chriss at his residence and during personal travel, as well as the incremental costs of our corporate aircraft for his personal travel during his time as our CEO, are reported in the "All Other Compensation" column in the 2025 Summary Compensation Table below.

Corporate Apartment

In 2025, PayPal approved the lease of a corporate apartment near our New York office for use by Mr. Chriss during his frequent business travel to our New York office. The Compensation Committee permitted Mr. Chriss' personal use of the corporate apartment for up to 30 days in the aggregate per calendar year, subject to him paying any costs associated with the corporate apartment in excess of $24,000 per month and reimbursing the Company for daily costs incurred as a result of his personal use. Mr. Chriss had no personal use of the corporate apartment during 2025.

Relocation-Related Benefits

As part of our global mobility program, our policies provide that executive officers and other eligible employees who relocate at our request are eligible for certain relocation and expatriate benefits to facilitate the transition and international assignment, including tax assistance. These policies are intended to recognize and compensate our employees for the costs associated with living and working outside the employees' home countries, with the goal that employees are not financially advantaged or disadvantaged as a result of their international assignment and related taxes. At the time of her hire in 2024, Ms. Kereere was eligible for relocation benefits if she was requested by PayPal to relocate to our San Jose office. Ms. Kereere continued to be based in our New York office throughout 2025, and as a result, no relocation benefits were provided to her in 2025.

Our Structure for Setting Compensation

Roles and Responsibilities

Compensation Committee

Our executive compensation program is designed and administered under the direction and control of the Compensation Committee, which is made up solely of independent directors. The Compensation Committee reviews and approves our overall executive compensation program, policies and practices and sets the compensation of our executive officers, including our NEOs.

Compensation Consultant

The Compensation Committee's independent compensation consultant provides advice and resources to help the Compensation Committee assess the effectiveness of our executive compensation strategy and program. The compensation consultant reports directly to the Compensation Committee, and the Compensation Committee has the sole power to terminate or replace the consultant at any time. Compensia has served as the Compensation Committee's compensation consultant since 2016.

The Compensation Committee directed Compensia to help members of management obtain the information necessary for management to formulate recommendations to the Compensation Committee, which are evaluated by Compensia. A representative of Compensia also attends Compensation Committee meetings, which generally include an executive session during which Compensia meets with the Compensation Committee with no members of management present. Compensia also regularly meets with the Chair of the Compensation Committee as warranted outside of regular meetings.

As part of its engagement in 2025, Compensia provided a market overview of executive compensation, evaluated our compensation peer group composition, evaluated executive cash and equity compensation levels at our compensation peer group companies, reviewed proposed compensation adjustments and changes to existing arrangements, advised on the framework for our annual and long-term incentive awards, assessed executive perquisites relative to peer and broader market practices, advised on our equity compensation program, including equity usage, and reviewed the compensation of our non-employee directors. Compensia did not provide any other services to us in 2025.

Recognizing the importance of objective advice, the Compensation Committee closely examines the procedures and safeguards of its compensation consultant to ensure that its services are objective. The Compensation Committee has assessed the independence of Compensia pursuant to the applicable Nasdaq listing standards and SEC rules and concluded that Compensia's work for the Compensation Committee does not raise any conflict of interest.

CEO and the People Function

The Compensation Committee works with members of our management team, including our CEO and Isabel Cruz, our Executive Vice President, Chief People Officer, to formulate the specific plan and award designs, including performance measures and performance target levels, necessary to align our executive compensation program with our business objectives and strategies.

Our CEO reviews with the Compensation Committee his performance evaluations of each of our other NEOs, together with his recommendations regarding base salary adjustments, annual incentive awards and long-term incentives to enable the Compensation Committee to consider our financial and operational results as well as individual performance in its compensation decisions. The Compensation Committee makes all final decisions regarding the compensation of all our NEOs.

While certain members of management attended the meetings of the Compensation Committee in 2025 by invitation, they did not attend executive sessions of the meetings unless requested by the Compensation Committee, and they did not attend portions of Compensation Committee meetings during which their individual compensation was discussed or approved.

Our Compensation Peer Group

Given the criticality of our ability to attract and retain executive talent from both the technology and financial sectors, our compensation peer group is made up of technology companies and financial companies. This mix is intended to provide the Compensation Committee with insight into the differences across these two business sectors so that it can design an executive compensation program that is both balanced and competitive across each sector.

In deciding whether a company should be included in our compensation peer group, the Compensation Committee generally considers the following screening criteria:

- revenue and revenue growth;
- market capitalization;
- industry; and
- whether we compete with the company for executive talent.

While each member of the compensation peer group was chosen based on one or more of the factors listed above, not all factors were relevant for every peer company. While some of the compensation peer group members may be significantly larger than PayPal in terms of revenue or market capitalization, the Compensation Committee has determined that such companies should be included in the peer group primarily because we compete with them for talent.

Our compensation peer group for 2025 was composed of 10 technology companies and 10 financial companies with which we generally compete for talent. Applying the criteria described above and to improve the comparability of our compensation peer group, in consultation with Compensia, the Compensation Committee removed Automatic Data Processing Inc. and added Airbnb Inc.

Peer Group Companies



Technology Companies	Financial Companies
• Adobe Inc.	• American Express Company
• Airbnb Inc.	• Capital One Financial Corporation
• Block, Inc.	• Discover Financial Services
• Intuit Inc.	• Fidelity National Information Services, Inc.
• Netflix, Inc.	• Fiserv Inc.
• Oracle Corporation	• Global Payments Inc.
• Salesforce, Inc.	• JP Morgan Chase & Co.
• ServiceNow, Inc.	• Mastercard Incorporated
• Shopify Inc.	• U.S. Bancorp
• Uber Technologies, Inc.	• Visa Inc.

In assessing our executive compensation program for 2025, the Compensation Committee considered the compensation programs of our compensation peer group as well as our goals of rewarding performance and retaining core top talent. We also compare our performance to the performance of companies in our compensation peer group that we believe have relatively comparable business models. Our executive compensation program is generally designed to balance compensation practices from each sector represented by our compensation peer group because our employees have historically been recruited by companies in both sectors.

Other Compensation Practices and Policies

Equity Grant Practices

Our equity awards are currently made in the form of RSUs and PBRSUs. We do not currently grant stock options or stock appreciation rights. We maintain the following equity award grant practices:

- Annual equity awards are granted on March 1st of each year.
- In the case of awards made to newly-hired employees, equity awards are granted on the 15th of the month following the month of the employee's start date.
- Off-cycle equity awards, including retention and promotion awards, are also granted on the 15th of the month.

Equity awards granted to our NEOs, Section 16 officers and any employee with a title of Executive Vice President or above are approved by the Compensation Committee. Equity awards granted to non-executive employees, including any Senior Vice President or below who is not a Section 16 officer, are approved by our Non-Officer Equity Committee (the sole member of which is our CEO), with oversight from the Compensation Committee, which reviews and approves projected equity usage at the beginning of each year.

We do not grant equity awards in anticipation of the release of material non-public information, and the release of material non-public information is not timed on the basis of equity grant dates.

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines designed to closely align the interests of our senior leadership team (including our executive officers) with the long-term interests of our stockholders. Under these guidelines, our covered executives are required to achieve ownership of our common stock valued at the following multiple of their annual base salary, as applicable:

- CEO: six times base salary
- Executive Vice Presidents: three times base salary
- Senior Vice Presidents who are members of the senior leadership team: two times base salary

Each covered executive is expected to meet the applicable guideline level within five years of becoming subject to these requirements and to continuously own sufficient shares to meet the guideline level for as long as they remain a covered executive. As of the Record Date, each of our current NEOs met the stock ownership guidelines.

Covered executives who have not yet satisfied their applicable guideline level are required to retain 25% of the net shares of our common stock that they receive as the result of the exercise, vesting or payment of any equity awards granted to them.

Shares that count towards satisfaction of the stock ownership guidelines include the following:

- shares owned outright by the covered executive or their immediate family members residing in the same household;
- shares held in trusts, limited liability companies or similar entities for the benefit of the covered executive or their immediate family members; and
- deferred shares, vested DSUs, vested deferred RSUs, or vested deferred PBRSUs that may only be settled in shares of our common stock.

Unvested shares of restricted stock, DSUs, RSUs or PBRSUs and unexercised stock options (whether or not vested) do not count toward ownership under the stock ownership guidelines.

Our stock ownership guidelines are available on the Governance section of our Investor Relations website at https://investor.pypl.com/governance/governance-overview/.

Hedging and Pledging Policy

Our insider trading policy prohibits all directors, executive officers and employees from entering (directly or indirectly) into any hedging or monetization transactions relating to our securities, including prepaid variable forward contracts, equity swaps, collars and exchange funds, or any other transaction that hedges or offsets, or is designed to hedge or offset, any decrease in the market value of PayPal securities owned directly or indirectly by such person. Additionally, directors, executive officers and employees are prohibited from using PayPal derivative securities as collateral in a margin account or for any loan or extension of credit, or otherwise trading in any instrument relating to the future price of our securities, such as a put or call option, futures contract, short sale (including a short sale "against the box"), collar, or other derivative security. Our insider trading policy also prohibits all directors and executive officers from pledging our common stock as collateral for loans. Other employees are strongly discouraged from pledging PayPal securities as collateral for loans.

Mandatory Recovery Policy and Clawback Policy

PayPal maintains a mandatory recovery policy adopted in compliance with Exchange Act Rule 10D-1 and the Nasdaq listing standards regarding recovering of erroneously awarded compensation in the event of an accounting restatement. This policy provides for the recovery of erroneously awarded incentive compensation received by a current or former Section 16 officer in the event we are required to prepare an accounting restatement due to material errors or non-compliance with financial reporting requirements under applicable securities laws.

PayPal also maintains a separate clawback policy pursuant to which the Compensation Committee can require forfeiture or reimbursement of incentive compensation in certain other circumstances. This policy applies to incentive compensation (including cash incentives and time-based and performance-based equity awards) paid or awarded to any NEO or other officer in a vice president or more senior position ("covered employees"). Pursuant to the terms of the clawback policy, upon the occurrence of any of the following triggering events, the Compensation Committee will determine in its discretion whether to require the full or partial forfeiture and/or repayment of any incentive compensation covered by the policy:

- a covered employee materially violates any written policy of the Company, including our Code of Business Conduct;
- a covered employee causes material financial or reputational harm to PayPal;
- a termination of a covered employee's employment by the Company for cause (as defined in the Executive Severance Plan) or a determination by the Compensation Committee within 12 months following the covered employee's termination of employment that grounds existed for a termination for cause; or
- a material restatement of all or a portion of our financial statements occurs due to a supervisory or other failure by a covered employee.

The forfeiture and/or repayment may include the following:

- any incentive compensation that is greater than the amount that would have been paid to the covered employee had the triggering event been known;
- any outstanding or unpaid incentive compensation, whether vested or unvested, that was paid or awarded to the covered employee and that the Compensation Committee determines would not have been paid or awarded had the triggering event been known;
- in the event of a termination of employment for cause, or a determination by the Compensation Committee within 12 months following a termination of employment that grounds for cause existed, any severance compensation paid or awarded to the covered employee; and/or
- any incentive compensation that was paid to or received by the covered employee (including gains realized through the exercise of stock options) during the 12-month period preceding the date on which PayPal had actual knowledge of the triggering event, or the full impact of the triggering event was known (or such longer period of time as may be required by any applicable statute or government regulation).

Severance and Change in Control Provisions

Under the Executive Severance Plan, as amended and restated effective as of November 24, 2025, each actively employed NEO is eligible to receive payments and benefits in the event of certain terminations of employment, including an involuntary termination of employment by PayPal without cause or, in certain circumstances, by the executive for good reason. The Executive Severance Plan includes the Executive Long Term Incentive Program (the "ELTIP"), which provides additional equity vesting benefits upon a qualifying retirement, death or disability, subject to the terms and conditions of the ELTIP.

In November 2025, the Compensation Committee approved an amendment and restatement of the Executive Severance Plan designed to streamline and simplify administration and to more closely align certain administrative provisions of the Executive Severance Plan with prevailing market practices, including:

- providing for accelerated vesting of time-based equity awards upon the death of an executive, rather than continued vesting;

- broadening the definition of "cause" to include material violations of the Company's written policies, including the Code of Business Conduct, and actions or omissions of an executive that cause, or could reasonably be expected to cause, material financial or reputational harm to PayPal; and

- clarifying that the 30-day cure period in the "cause" definition applies only to those situations where PayPal determined the failure to perform duties can be remedied.

These updates apply to all of our NEOs, with the exception of Ms. Miller, who has a contractual entitlement under her offer letter to the severance benefits provided under the prior Executive Severance Plan for a period of three years from her start date.

No payments or benefits are provided under the Executive Severance Plan if there is a change in control of PayPal without an accompanying qualifying termination of employment (i.e., we do not provide any "single-trigger" change in control payments). The Executive Severance Plan does not provide for any excise tax "gross-ups" or other payment or reimbursement of excise taxes on severance or other payments in connection with a change in control of PayPal.

The Compensation Committee believes that the Executive Severance Plan is essential to fulfill PayPal's objective of recruiting, developing and retaining key, high-quality management talent in a competitive market because these arrangements provide reasonable protection to executives in the event they are not retained under specific circumstances. The Executive Severance Plan is also intended to facilitate changes to the leadership team by setting terms for the termination of the employment of an NEO in advance, which allows for a smoother transition of responsibilities when it is deemed to be in PayPal's best interest. The change in control provisions in the Executive Severance Plan are intended to position our executives to focus their attention on our business operations despite the potentially disruptive impact of a proposed change-in-control transaction, to assess takeover bids objectively without regard to the potential impact on their individual job security and to allow for a seamless transition in the event of a change in control of PayPal. These considerations are especially important in light of the executives' key leadership roles.

See "Potential Payments Upon Termination or Change in Control" below for a description of these arrangements and the estimated payments and benefits payable under the Executive Severance Plan as of December 31, 2025.

Tax and Accounting Considerations

Section 162(m) of the U.S. Internal Revenue Code generally limits tax deductibility of compensation paid by a public company to certain current and former executive officers in any year to $1 million. The Compensation Committee will award non-deductible compensation where it believes doing so is in our and our stockholders' best interests, regardless of its deductibility.

We account for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense for stock-based payments, including stock options, RSUs, PBRSUs, shares of common stock and other forms of equity compensation.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on its review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into PayPal's 2025 Annual Report on Form 10-K.

The Compensation Committee of the Board

Frank D. Yeary (Chair)
Joy Chik
Jonathan Christodoro
Alyssa Henry

Compensation Tables

2025 Summary Compensation Table

The following table summarizes the total compensation paid to and received and earned by each of our NEOs for the fiscal year ended December 31, 2025 and, to the extent required under SEC rules, the fiscal years ended December 31, 2024 and December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Alex Chriss[5]	2025	1,325,342	—	23,365,294	—	552,850	25,243,486
Former President and Chief	2024	1,250,000	—	—	4,975,000	433,527	6,658,527
Executive Officer	2023	302,885	—	41,137,646	164,384	311,840	41,916,755
Jamie Miller	2025	863,014	—	12,099,994	1,057,192	14,000	14,034,200
EVP, Chief Financial and	2024	750,000	3,000,000	7,365,879	1,865,625	13,800	12,995,304
Operating Officer	2023	100,962	3,000,000	8,825,116	—	3,462	11,929,539
Michelle Gill	2025	787,671	—	11,265,436	964,897	14,000	13,032,004
EVP, General Manager, Small Business	2024	750,000	1,000,000	7,365,879	1,865,625	13,800	10,995,304
and Financial Services	2023	80,769	1,000,000	8,825,116	—	923	9,906,808
Frank Keller	2025	787,671	—	11,265,436	964,897	14,000	13,032,004
EVP, General Manager, Large Enterprise and Merchant Platform							
Suzan Kereere	2025	787,671	—	11,265,436	964,897	14,000	13,032,004
President, Global Markets	2024	750,000	6,000,000	20,767,514	1,865,625	13,800	29,396,939
Diego Scotti	2025	787,671	—	11,265,436	964,897	14,000	13,032,004
EVP, General Manager, Consumer Group	2024	750,000	1,000,000	13,652,417	1,865,625	13,800	17,281,842

[1] Amounts shown represent cash sign-on bonuses paid to the applicable NEO in the applicable year.

[2] Amounts shown represent the grant date fair value of RSUs and PBRSUs granted to our NEOs as computed in accordance with FASB ASC Topic 718. The grant date fair value of RSUs is calculated by multiplying the number of shares of our common stock subject to the award by the closing price of a share of our common stock on the date of grant. The assumptions used by PayPal in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 15 to the consolidated financial statements contained in PayPal's 2025 Annual Report on Form 10-K. The estimated fair value of PBRSUs is calculated based on the probable outcome of the performance measures for the applicable performance period as of the grant date of the award for accounting purposes.

Assuming the highest level of performance is achieved under the applicable performance measures for the 2025-2027 PBRSUs granted in 2025, the maximum possible value of the 2025-2027 PBRSU awards using the fair value of the underlying common stock on the date that the awards were granted for accounting purposes is presented below:

Name	Maximum Value of 2025-2027 PBRSUs (as of Grant Date for Accounting Purposes) ($)
Alex Chriss	22,319,087
Jamie Miller	11,558,203
Michelle Gill	10,761,014
Frank Keller	10,761,014
Suzan Kereere	10,761,014
Diego Scotti	10,761,014

[3] For 2025, amounts represent cash (non-equity) performance-based compensation earned under the AIP. See the section titled "PayPal Annual Incentive Plan" in the CD&A for a more detailed discussion.

4   The dollar amounts for each perquisite and each other item of compensation shown in the "All Other Compensation" column and in this footnote represent PayPal's incremental cost of providing the perquisite or other benefit to our NEOs, net of any amounts reimbursed by our NEOs, and are valued based on the amounts accrued for payment or paid to the service provider or NEO, or, in the case of perquisites or other benefits, the aggregate incremental cost to PayPal, as applicable. See the section titled "Other Benefits" in the CD&A for additional details on these benefits. Amounts include the following perquisites and other compensation provided to our NEOs in 2025.

Name	401(k) Match[a] ($)	Perquisites and Other Benefits ($)	Total ($)
Alex Chriss	14,000	538,850[b]	552,850
Jamie Miller	14,000	—	14,000
Michelle Gill	14,000	—	14,000
Frank Keller	14,000	—	14,000
Suzan Kereere	14,000	—	14,000
Diego Scotti	14,000	—	14,000

[a] Represents matching contributions under the 401(k) Plan.

[b] Represents costs related to Mr. Chriss' overall security program, which consisted of $203,860 related to personal security measures for Mr. Chriss and $334,934 related to his personal use of our corporate aircraft, in each case calculated based on the aggregate incremental cost to PayPal. Mr. Chriss' family members or guests accompanied him on certain flights with no incremental cost to the Company. Also represents costs of $56 related to concessions provided at a sporting event attended by members of Mr. Chriss' family. Certain additional perquisites are available to Mr. Chriss, including occasional use by Mr. Chriss and his guests of tickets for sporting and special events previously acquired by the Company when no other business use has been arranged, at no incremental cost to the Company.

5   Mr. Chriss ceased serving as our President and Chief Executive Officer effective February 2, 2026, and his employment with us terminated effective March 2, 2026.

2025 Grants of Plan-Based Awards Table

The following table sets forth information regarding grants of plan-based awards to each of our NEOs for the fiscal year ended December 31, 2025.

| Name | Approval Date | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[3] | Grant Date Fair Value of Stock Awards ($)[4] |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Alex Chriss										
2025 AIP			1,325,342	2,650,685	5,301,370	—	—	—	—	—
2025-2027 PBRSUs	1/27/25	3/1/25	—	—	—	85,896	171,791	343,582	—	11,159,543
2025 RSUs	1/27/25	3/1/25	—	—	—	—	—	—	171,791	12,205,751
Jamie Miller										
2025 AIP			539,384	1,078,767	2,157,534	—	—	—	—	—
2025-2027 PBRSUs	1/27/25	3/1/25	—	—	—	44,482	88,964	177,928	—	5,779,101
2025 RSUs	1/27/25	3/1/25	—	—	—	—	—	—	88,964	6,320,892
Michelle Gill										
2025 AIP			492,295	984,589	1,969,178	—	—	—	—	—
2025-2027 PBRSUs	1/27/25	3/1/25	—	—	—	41,414	82,828	165,656	—	5,380,507
2025 RSUs	1/27/25	3/1/25	—	—	—	—	—	—	82,828	5,884,929
Frank Keller										
2025 AIP			492,295	984,589	1,969,178	—	—	—	—	—
2025-2027 PBRSUs	1/27/25	3/1/25	—	—	—	41,414	82,828	165,656	—	5,380,507
2025 RSUs	1/27/25	3/1/25	—	—	—	—	—	—	82,828	5,884,929
Suzan Kereere										
2025 AIP			492,295	984,589	1,969,178	—	—	—	—	—
2025-2027 PBRSUs	1/27/25	3/1/25	—	—	—	41,414	82,828	165,656	—	5,380,507
2025 RSUs	1/27/25	3/1/25	—	—	—	—	—	—	82,828	5,884,929
Diego Scotti										
2025 AIP			492,295	984,589	1,969,178	—	—	—	—	—
2025-2027 PBRSUs	1/27/25	3/1/25	—	—	—	41,414	82,828	165,656	—	5,380,507
2025 RSUs	1/27/25	3/1/25	—	—	—	—	—	—	82,828	5,884,929

[1] The amounts shown represent potential non-equity incentive plan awards under the 2025 AIP. Maximum and threshold amounts represent 200% (based on the overall payout cap under the 2025 AIP) and 50% (based on threshold Company performance under the 2025 AIP), respectively, of the NEO's target incentive amount under the AIP. For more information on the AIP, including actual payouts for the AIP, see the section titled "PayPal Annual Incentive Plan" in the CD&A. Mr. Chriss ceased to be eligible for the 2025 AIP in accordance with its terms upon notice of his termination of employment with the Company.

[2] The amounts shown represent the 2025-2027 PBRSUs granted in 2025 under our 2015 Equity Incentive Award Plan (the "2015 Equity Plan"). Maximum and threshold amounts represent 200% and 50%, respectively, of the target number of shares subject to the 2025-2027 PBRSUs granted to each NEO. The 2025-2027 PBRSUs will be earned based on performance over three discrete measurement periods of 12, 24 and 36 months, and will vest on March 1, 2028, generally subject to the NEO's continued employment with us through the vesting date. See the section titled "Long-Term Incentive Compensation" in the CD&A for more information.

[3] The amounts shown represent service-based RSUs granted in 2025 under the 2015 Equity Plan that vest over three years, with one-third vesting on the first anniversary of the grant date, and the remainder vesting quarterly thereafter, generally subject to the NEO's continued employment with us through the applicable vesting date. See the section titled "Long-Term Incentive Compensation" in the CD&A for more information.

[4] Represents the grant date fair value determined in accordance with FASB ASC Topic 718. For the RSUs, the grant date fair value was calculated by multiplying the closing price of the underlying common stock on the date of grant (or, if there is no closing price on such date, the closing price on the immediately preceding trading day) by the number of shares of our common stock subject to the award. For the 2025-2027 PBRSUs, the grant date fair value assumes the probable outcome of the performance conditions applicable to the awards. See Footnote 2 to the "2025 Summary Compensation Table" for more information. The assumptions used by PayPal in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 15 to the consolidated financial statements contained in PayPal's 2025 Annual Report on Form 10-K.

2025 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity awards held by each of our NEOs as of December 31, 2025.

Name	Stock Award Grant Date	Stock Awards			
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Alex Chriss	10/15/23	93,119[2]	5,436,287	—	—
	10/15/23	326,059[3]	19,035,324	—	—
	3/1/25	—	—	85,896[4]	5,014,608
	3/1/25	171,791[2]	10,029,159	—	—
Jamie Miller	12/15/23	36,377[2]	2,123,689	—	—
	12/15/23	11,640[2]	679,543	—	—
	3/1/24	—	—	205,092[5]	11,973,271
	3/1/25	—	—	44,482[4]	2,596,859
	3/1/25	88,964[2]	5,193,718	—	—
Michelle Gill	12/15/23	36,377[2]	2,123,689	—	—
	12/15/23	11,640[2]	679,543	—	—
	3/1/24	—	—	205,092[5]	11,973,271
	3/1/25	—	—	41,414[4]	2,417,749
	3/1/25	82,828[2]	4,835,499	—	—
Frank Keller	3/1/23	2,374[2]	138,594	—	—
	3/1/23	32,783[3]	1,913,872	—	—
	3/1/24	—	—	82,038[5]	4,789,378
	3/1/24	17,090[2]	997,714	—	—
	4/15/24	—	—	39,338[5]	2,296,552
	4/15/24	9,834[2]	574,109	—	—
	3/1/25	—	—	41,414[4]	2,417,749
	3/1/25	82,828[2]	4,835,499	—	—
Suzan Kereere	2/15/24	42,514[2]	2,481,967	—	—
	2/15/24	61,222[6]	3,574,140	—	—
	3/1/24	—	—	205,092[5]	11,973,271
	3/1/25	—	—	41,414[4]	2,417,749
	3/1/25	82,828[2]	4,835,499	—	—
Diego Scotti	1/15/24	42,939[2]	2,506,779	—	—
	3/1/24	—	—	205,092[5]	11,973,271
	3/1/25	—	—	41,414[4]	2,417,749
	3/1/25	82,828[2]	4,835,499	—	—

[1] Market price is calculated based on $58.38 per share, the closing price of PayPal's common stock on December 31, 2025.

[2] The RSUs reported in this row vest over three years, with one-third of the underlying shares vesting on the first anniversary of the grant date, and the remainder vesting quarterly thereafter, generally subject to the NEO's continued employment with us through the applicable vesting date.

[3]	The amounts reported in this row reflect performance goal achievement of 115% for the 2023-2025 PBRSU awards granted in 2023. The PBRSU awards vested based on PayPal's performance over the three-year performance period ending December 31, 2025, with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. PBRSUs earned based on Company performance became fully vested on March 1, 2026, generally subject to the NEO's continued employment with us through the vesting date.

[4]	The amounts reported in this row assume performance goal achievement of 50% for the 2025-2027 PBRSUs granted in 2025. The 2025-2027 PBRSUs vest based on PayPal's rTSR, measured against the S&P 500 over 12-, 24- and 36-month measurement periods, subject to an overall cap of 100% in the event of a negative 36-month TSR (the "Performance Cap"). rTSR performance for the 12-month (calendar year 2025) measurement period was achieved at less than the 25th percentile, resulting in one-third of the 2025-2027 PBRSUs vesting at 0% of target. PBRSUs earned based on Company performance will become fully vested on March 1, 2028, generally subject to the NEO's continued employment with us through the vesting date.

[5]	The amounts reported in this row assume performance goal achievement of 200% for the 2024-2026 PBRSUs granted in 2024. The 2024-2026 PBRSUs vest based on PayPal's rTSR, measured against the S&P 500 over 12-, 24- and 36-month measurement periods, subject to the Performance Cap. rTSR performance for the 12-month (calendar year 2024) measurement period was achieved at the 84th percentile, resulting in one-third of the 2024-2026 PBRSUs vesting at 200% of target, subject to the Performance Cap. rTSR performance for the 24-month (calendar years 2024-2025) measurement period was achieved at the 29th percentile, resulting in one-third of the 2024-2026 PBRSUs vesting at 56% of target, subject to the Performance Cap. PBRSUs earned based on Company performance will become fully vested on March 1, 2027, generally subject to the NEO's continued employment with us through the vesting date.

[6]	One-half of the shares subject to these service-based RSUs vested on each of the first and second anniversaries of the grant date.

2025 Option Exercises and Stock Vested Table

The following table sets forth the number of shares acquired, and the value realized, upon the vesting of stock awards by each of our NEOs for the fiscal year ended December 31, 2025. None of our NEOs held stock options during the fiscal year ended December 31, 2025.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[1]**
Alex Chriss	176,511	12,575,655
Jamie Miller	48,021	3,221,382
Michelle Gill	48,021	3,221,382
Frank Keller	57,612	3,861,541
Suzan Kereere	120,747	9,167,711
Diego Scotti	60,119	4,758,246

[1]	Value realized for stock awards is calculated based on the closing price per share on each applicable vesting date.

2025 Non-Qualified Deferred Compensation Table

All NEOs are eligible to participate in the DCP; however, none of our NEOs elected to participate in the DCP in 2025. For more information, see the section titled "401(k) and Deferred Compensation Plans" in the CD&A.

Potential Payments Upon Termination or Change in Control

Under the Executive Severance Plan, each actively employed NEO is eligible to receive payments and benefits under the circumstances described below. As discussed in the CD&A, the Executive Severance Plan was amended and restated effective as of November 24, 2025. The terms of the amended and restated Executive Severance Plan apply to all of our actively employed NEOs, with the exception of Ms. Miller, who has a contractual entitlement under her offer letter to the severance benefits provided under the Executive Severance Plan as in effect on her start date for a period of three years from her start date.

The November 2025 restatement of the Executive Severance Plan was primarily intended to streamline and simplify administration and to more closely align certain administrative provisions of the Executive Severance Plan with prevailing market practices, including:

● providing for accelerated vesting of time-based equity awards upon the death of an executive, rather than continued vesting;

- broadening the definition of "cause" to include material violations of the Company's written policies, including the Code of Business Conduct, and actions or omissions of an executive that cause, or could reasonably be expected to cause, material financial or reputational harm to PayPal; and
- clarifying that the 30-day cure period in the "cause" definition applies only to those situations where PayPal determined the failure to perform duties can be remedied.

The following table, footnotes, and narrative set forth our payment obligations under the Executive Severance Plan for each of our NEOs, under the circumstances described below, assuming that their employment was terminated or a change in control of PayPal occurred on December 31, 2025. The terms "cause," "disability," and "good reason" used below are defined in the Executive Severance Plan and the term "change in control" used below is defined in the 2015 Equity Plan.

Because our executive compensation program is heavily weighted towards equity-based compensation, a significant percentage of the compensation that would be received by our NEOs upon a termination of employment under the circumstances described below relates to the settlement of outstanding equity awards. See the 2025 Outstanding Equity Awards at Fiscal Year-End Table above for further information regarding outstanding equity awards granted to the NEOs in 2025 and in prior years.

Name	Voluntary Termination or Retirement ($)(a)	Involuntary Termination Outside of Change in Control Period ($)(b)[1,2]	Involuntary Termination Within Change in Control Period ($)(c)[1,2]	Death or Disability ($)(d)[1]
Alex Chriss	—	33,969,961	52,817,017	27,839,204
Jamie Miller	—	9,960,925	24,344,813	19,258,667
Michelle Gill	—	7,463,122	23,097,856	11,610,673
Frank Keller	—	7,643,722	21,225,848	9,738,368
Suzan Kereere	—	10,209,255	26,329,941	14,863,548
Diego Scotti	—	6,665,507	22,801,699	11,314,219

[1] The value of equity compensation included in this table is calculated based on $58.38 per share, the closing price of PayPal's common stock on December 31, 2025, assuming target achievement of performance goals attributable to outstanding PBRSUs. Amounts do not take into account potential reductions due to the "best net pay" provision in the Executive Severance Plan.

[2] The severance benefits included in this table include actual COBRA premiums amounts for each NEO, assuming a termination date of December 31, 2025, and outplacement services of $6,075, per the Company's transition program services policies in effect on December 31, 2025.

Retirement – Column (a)

None of our NEOs were eligible to receive amounts under the Executive Severance Plan in connection with their retirement under the ELTIP.

The ELTIP provides eligibility for continued vesting of equity awards granted at least 12 months prior to an NEO's retirement date, subject to the NEO's attainment of at least 60 years of age, completion of at least seven years of service to PayPal and provision of sufficient advance notice to PayPal. Any eligible outstanding time-based restricted stock unit awards would continue to vest in accordance with their original schedule; provided that, for any awards scheduled to vest more frequently than annually, each scheduled vesting date not falling on an anniversary of the grant date would be treated as though that vesting date were on the next following anniversary of the grant date. Any eligible outstanding PBRSUs would remain outstanding and eligible to vest based solely on the achievement of the applicable Company performance targets for the applicable performance period.

All continued vesting under the ELTIP is subject to the NEO's execution of a release of claims in favor of PayPal and required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.

Involuntary Termination Other Than for Cause – Column (b)

Severance Arrangements for Involuntary Termination Other Than for Cause Outside a Change in Control Period

Under the terms of the Executive Severance Plan, each of Mr. Chriss and Ms. Miller is eligible for the following severance payments and benefits in the event that their employment is terminated by PayPal without cause or by them for good reason outside of a change in control period, and each of our other NEOs is eligible for the following severance payments and benefits in the event that the NEO's employment is terminated by PayPal without cause outside of a change in control period:

- A lump sum cash payment equal to the sum of the NEO's annual base salary and target bonus, multiplied by 1.5x for each of Mr. Chriss and Ms. Miller and 1.0x for our other NEOs.
- Company-paid or -reimbursed COBRA premiums for a post-employment period (up to 18 months for Mr. Chriss and up to 12 months for our other NEOs), subject to the NEO's timely election of COBRA continuation coverage.
- Any earned, but unpaid, annual bonus in respect of the year prior to the year of termination based on actual Company performance and target individual performance.
- For Ms. Miller, a prorated annual bonus for the year of termination based on actual Company performance and target individual performance.
- Continued vesting of time-based equity awards that would have otherwise become vested within the 12 months following the NEO's termination of employment; provided that, for any awards scheduled to vest more frequently than annually, each scheduled vesting date not falling on an anniversary of the grant date would be treated as though that vesting date were on the next following anniversary of the grant date.
- Continued vesting of performance-based equity awards with a performance period that ends within the 12 months following the NEO's termination of employment based solely on achievement of the applicable Company performance targets.
- Outplacement services in accordance with the Company's transition program services policies.

In addition, pursuant to the terms of their offer letters, each of Mr. Chriss and Ms. Kereere was entitled to accelerated vesting of the make-whole RSUs granted in connection with commencement of their employment. The make-whole RSUs held by Mr. Chriss and Ms. Kereere became fully vested in accordance with their terms on October 15, 2025 and February 15, 2026, respectively.

All severance benefits and payments are subject to the NEO's execution of a release of claims in favor of PayPal and continued vesting of equity awards is also subject to required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.

Involuntary Termination in Connection with a Change in Control – Column (c)

Severance Arrangements for an Involuntary Termination in a Change in Control Period

Under the terms of the Executive Severance Plan, each NEO is eligible for the following severance payments and benefits in the event that the NEO's employment is terminated by PayPal without cause or by the NEO for good reason within a change in control period:

- A lump sum cash payment equal to the sum of the NEO's annual base salary and target bonus, multiplied by 2.0x.
- A lump sum cash payment equal to 24 months of the NEO's COBRA premiums, subject to the NEO's timely election of COBRA continuation coverage.
- Any earned, but unpaid, annual bonus in respect of the year prior to the year of termination based on actual Company performance and target individual performance.
- A prorated annual bonus for the year of termination based on actual Company performance and target individual performance.
- Accelerated vesting of time-based equity awards.
- Accelerated vesting of performance-based equity awards, based on achievement of the applicable Company performance targets through the date of the change in control.
- Outplacement services in accordance with the Company's transition program services policies.

For purposes of the Executive Severance Plan, a "change in control period" is defined as the period beginning 90 days prior to, and ending 24 months following, a change in control of PayPal.

Under the Executive Severance Plan, in the event any payments or benefits constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Internal Revenue Code Section 4999, such payments or benefits would be reduced to the maximum amount that does not result in the imposition of such excise tax, but only if such reduction results in the NEO receiving a higher net-after tax amount than the NEO would have received absent such reduction (the "best net pay" provision).

All severance benefits and payments are subject to the NEO's execution of a release of claims in favor of PayPal.

Change in Control – Equity Awards

We have not entered into any arrangements with any of our NEOs to provide "single trigger" change in control payments. The 2015 Equity Plan generally provides (and, if approved by stockholders, the Equity Plan will generally provide) for the acceleration of vesting of awards granted under each respective plan upon a change in control of PayPal only if the acquiring entity does not agree to assume or continue the awards. Under the terms of the 2015 Equity Plan (and the Equity Plan, if approved by stockholders), for purposes of determining payouts in connection with or following a change in control, PBRSU performance will be based on applicable performance metrics through the date of the change in control. These provisions generally apply to all holders of awards under the 2015 Equity Plan and will generally apply to all holders of awards under the Equity Plan, if approved by stockholders.

Death or Disability – Column (d)

Severance Arrangements in the Event of Death or Disability

Under the terms of the Executive Severance Plan, other than for Ms. Miller, in the event that an NEO's employment terminates due to death or disability outside of a change in control period, the NEO would be eligible for:

- For time-based equity awards:
  - Accelerated (on death) or continued (on disability) vesting of time-based equity awards granted within the 12 months prior to the NEO's termination of employment that would have otherwise become vested within the 12 months following the NEO's termination of employment; and
  - Full accelerated (on death) or continued (on disability) vesting of time-based equity awards granted at least 12 months prior to the NEO's termination of employment.

On a termination of employment by reason of the executive's disability, for any awards scheduled to vest more frequently than annually, each scheduled vesting date not falling on an anniversary of the grant date would be treated as though that vesting date were on the next following anniversary of the grant date.

- For performance-based equity awards:
  - Continued vesting of performance-based equity awards granted within the 12 months prior to the NEO's termination of employment, with a performance period that ends within the 12 months following the NEO's termination of employment, based solely on actual achievement of the applicable Company performance targets.
  - Continued vesting of performance-based equity awards granted at least 12 months prior to the NEO's termination of employment based solely on the actual achievement of the applicable Company performance targets.

In the event that an NEO's employment terminates due to death or disability within a change in control period, the NEO would be eligible for accelerated vesting of all outstanding time-based and performance-based equity awards, with performance-based equity awards vesting based on achievement of the applicable Company performance targets through the date of the change in control.

For Ms. Miller, under the terms of the prior Executive Severance Plan, in the event her employment terminates due to disability outside of a change in control period, she would be eligible for:

- Continued vesting of all outstanding time-based equity awards; provided that, for any awards scheduled to vest more frequently than annually, each scheduled vesting date not falling on an anniversary of the grant date would be treated as though that vesting date were on the next following anniversary of the grant date.
- Continued vesting of all outstanding performance-based equity awards, based solely on actual achievement of the applicable Company performance targets.
- Company-paid or -reimbursed COBRA premiums for the period during which Ms. Miller has equity awards outstanding and eligible to vest.

In the event Ms. Miller's employment terminates due to disability during a change in control period, she would be eligible for accelerated vesting of all outstanding time-based and performance-based equity awards, with performance-based equity awards vesting based on achievement of the applicable Company performance targets through the date of the change in control.

In the event of Ms. Miller's death, all outstanding equity awards otherwise eligible to continue vesting would vest on the date of her death, with PBRSUs vesting based on target achievement of the Company performance targets.

Continued vesting for all NEOs (other than in the event of an NEO's death) is subject to the NEO's execution of a release of claims in favor of PayPal and required attestations and compliance with the restrictive covenants set forth in the Executive Severance Plan.

CEO Departure-Related Compensation

As noted above in the CD&A under the heading "Transition-Related Compensation – Former CEO Compensation," in connection with the termination of his employment on March 2, 2026, Mr. Chriss was eligible to receive the severance payments and benefits applicable upon a termination of employment by the Company without cause (not in connection with a change in control of the Company) under the Executive Severance Plan. Mr. Chriss entered into an agreement with PayPal on February 2, 2026, documenting his severance benefits and the conditions to receiving such benefits, including timely execution and non-revocation of a release of claims in favor of PayPal and compliance with non-competition, non-solicitation, non-disparagement, confidentiality and other obligations. Pursuant to the separation agreement, Mr. Chriss remained an employee of the Company in a non-officer capacity through March 2, 2026 to assist with transition matters and received a base salary at his annual rate of $1,350,000 during such time.

Mr. Chriss was entitled to receive the following severance benefits pursuant to the Executive Severance Plan, as documented in his separation agreement and subject to his compliance with its terms:

Severance Type	Amount ($)[1]
Lump sum equal to 1.5 times the sum of Mr. Chriss' annual base salary and target bonus	6,075,000
Up to 18 months of Company-paid or -reimbursed COBRA premiums	54,237
Amount equal to Mr. Chriss' earned but unpaid 2025 AIP bonus (based on actual Company and target individual performance)	2,646,000
12 months of continued vesting of all RSUs that were outstanding as of March 2, 2026 (but no longer subject to a continued employment requirement), except the RSU vesting schedule converted to annual vesting (i.e., any quarterly vests will be deemed to vest on the next anniversary of the grant date)	5,799,664[1]
Continued vesting of PBRSUs with a performance period that ends within the 12 months following Mr. Chriss' termination of employment based solely on achievement of the applicable Company performance targets	—
Outplacement services	6,750
TOTAL	14,581,651

[1] RSUs are valued at $45.63 per share, which was our closing stock price on March 2, 2026, Mr. Chriss' last day of employment with the Company.

Pay versus Performance

The following Pay versus Performance table sets forth information regarding PayPal's performance and the "compensation actually paid" to our NEOs, as calculated in accordance with Item 402(v) of Regulation S-K.

Amounts included as "compensation actually paid" do not represent the value of cash compensation and equity awards actually received by the NEOs, but rather are amounts calculated under SEC rules that include, among other things, the year-over-year changes in the "fair value" of unvested equity-based awards. For a discussion of how the Compensation Committee seeks to align pay with performance when making compensation decisions, please review the CD&A.

| | | | | | | | Value of Initial Fixed $100 Investment Based On:[4] | | | |
Year[1]	Summary Compensation Table Total for PEO (Chriss) ($)[2]	Summary Compensation Table Total for PEO (Schulman) ($)[2]	Compensation Actually Paid to PEO (Chriss) ($)[3]	Compensation Actually Paid to PEO (Schulman) ($)[3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[2]	Average Compensation Actually Paid to Non-PEO NEOs ($)[3]	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[5]	Net Income ($ Millions)	Transaction Margin Dollars ($ Millions)[6]
2025	25,243,486	—	(7,470,322)	—	13,232,443	(2,424,860)	25	122	5,233	15,466
2024	6,658,527	—	35,181,425	—	19,520,806	30,276,847	36	123	4,147	14,658
2023	41,916,754	22,138,954	46,350,840	18,991,635	10,976,852	9,423,987	26	98	4,246	13,704
2022	—	21,957,922	—	(87,002,457)	10,367,818	(13,358,744)	30	71	2,419	13,773
2021	—	32,070,353	—	13,504,312	14,799,891	10,020,976	81	108	4,169	13,996

[1] Mr. Chriss served as the Principal Executive Officer ("PEO") from and after September 27, 2023 and for the entirety of 2024 and 2025. Mr. Schulman served as the Principal Executive Officer ("PEO") in 2023 from January 1 through September 26 and for the entirety of 2021 and 2022. PayPal's non-PEO NEOs for the applicable years were as follows:
- 2025: Mses. Jamie Miller, Michelle Gill, and Suzan Kereere and Messrs. Frank Keller and Diego Scotti
- 2024: Mses. Jamie Miller and Suzan Kereere and Messrs. Diego Scotti and Aaron Webster
- 2023: Messrs. Aaron Karczmer, John Kim, and Blake Jorgensen, and Mses. Jamie Miller, Peggy Alford, Michelle Gill, and Gabrielle Rabinovitch
- 2022: Messrs. Blake Jorgensen, John D. Rainey, Mark Britto, Jonathan Auerbach, and Aaron Karczmer, and Mses. Gabrielle Rabinovitch and Peggy Alford
- 2021: Messrs. John D. Rainey, Mark Britto, and Jonathan Auerbach, and Ms. Louise Pentland

[2] Amounts reported in these columns represent (i) the total compensation reported in the Summary Compensation Table for the applicable year for Mr. Chriss or Mr. Schulman, as applicable and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for PayPal's non-PEO NEOs reported for that applicable year, respectively.

[3] To calculate compensation actually paid, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Mr. Chriss and for the average of the non-PEO NEOs for 2025 is set forth following the footnotes to this table.

[4] Pursuant to SEC rules, the comparison assumes $100 was invested on December 31, 2020 and that dividends were reinvested during the measurement period. Historical stock price performance is not necessarily indicative of future stock price performance.

[5] The Total Shareholder Return Peer Group consists of the companies included in the S&P Software and Services Select Industry Index.

[6] As noted in the CD&A, the Compensation Committee determined that transaction margin dollars was a key financial metric for PayPal's performance and success and driver of stockholder value creation for 2025. By using transaction margin dollars, together with the other performance goals used in our incentive programs, the Compensation Committee believes that the program reflected an appropriate balance with respect to incentivizing profitable growth and stockholder value creation. Transaction margin dollars is not a financial measure prepared in accordance with GAAP. For information on how we compute non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" to this proxy statement. PayPal has designated transaction margin dollars as the Company-Selected Measure for 2025.

Reconciliation of 2025 Compensation Actually Paid Adjustments

Name	Summary Compensation Table Total ($)[1]	(Minus) Grant Date Fair Value of Stock Awards Granted in Fiscal Year ($)[2]	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year ($)[3]	Plus/(Minus) Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years ($)[4]	Plus Fair Value at Vesting of Stock Awards Granted in Fiscal Year that Vested in the Fiscal Year ($)[5]	Plus/(Minus) Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Years that Vested in the Fiscal Year ($)[6]	(Minus) Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years that Failed to Meet Vesting Conditions in the Fiscal Year ($)[7]	Plus Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Reflected in Total Compensation ($)[8]	Compensation Actually Paid ($)
Mr. Chriss	25,243,486	(23,365,294)	13,011,450	(19,774,933)	—	(2,585,031)	—	—	(7,470,322)
Non-PEO NEOs (Average)	13,232,443	(11,432,348)	6,366,341	(9,732,524)	—	(858,772)	—	—	(2,424,860)

[1] For Mr. Chriss, amount shown represents total compensation as reported in the Summary Compensation Table for 2025. With respect to the non-PEO NEOs, amount shown represents averages for 2025.

[2] Represents the grant date fair value of the stock awards granted during 2025, computed in accordance with the methodology used for financial reporting purposes.

[3] Represents the fair value as of 2025 fiscal year-end of the outstanding and unvested stock awards granted during such fiscal year, computed in accordance with the methodology used for financial reporting purposes.

[4] Represents the change in fair value during fiscal year 2025 of each stock award that was granted in a prior fiscal year and that remained outstanding and unvested as of the last day of fiscal year 2025, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of fiscal year 2025.

[5] Represents the fair value at vesting of the stock awards that were granted and vested during fiscal year 2025, computed in accordance with the methodology used for financial reporting purposes.

[6] Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award that was granted in a prior fiscal year and that vested during fiscal year 2025, computed in accordance with the methodology used for financial reporting purposes.

[7] Represents the fair value as of the last day of the prior fiscal year of the stock awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in fiscal year 2025, computed in accordance with the methodology used for financial reporting purposes.

[8] Represents the dollar value of dividends or other earnings paid on stock awards in fiscal year 2025 prior to the vesting date that are not otherwise included in the total compensation for fiscal year 2025.

Relationship Between Pay and Performance

We believe the compensation actually paid in each of the years reported above and over the five-year cumulative period are reflective of the Compensation Committee's emphasis on "pay for performance" as the compensation actually paid fluctuated year over year, primarily due to our stock performance and our varying levels of achievement against pre-established performance goals under the AIP and PBRSU awards. The CD&A describes the Compensation Committee's emphasis on "pay for performance" and how our executive compensation program is designed to link executive compensation with the achievement of our financial objectives, as well as stockholder value creation. Because our executive compensation program incentivizes and rewards executives primarily through long-term incentives in the form of PBRSU and RSU equity awards, the compensation actually paid is most significantly impacted by changes in our stock price over the vesting period of the awards.

Performance Measures Used to Link Company Performance and Compensation Actually Paid to the NEOs

The following is a list of financial performance measures which, in our assessment, represent the most important financial performance measures used by PayPal to link compensation actually paid to the NEOs for 2025:

- Transaction margin dollars
- Non-GAAP operating income
- rTSR, measured compared to the S&P 500



Pay versus Performance
Performance Measures Used to Link Company Performance and Compensation Actually Paid to the NEOs

Transaction margin dollars and non-GAAP operating income are not financial measures prepared in accordance with GAAP. For information on how we compute non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to "Appendix A: Reconciliation of Non-GAAP Financial Measures" to this proxy statement.

See the CD&A for a further description of the metrics used in PayPal's executive compensation program.

TSR



Legend:
- Compensation Actually Paid to PEO (Chriss)
- Compensation Actually Paid to PEO (Schulman)
- Average Compensation Actually Paid to Non-PEO NEOs
- PayPal Total Shareholder Return
- S&P Software & Services Select Industry Index Total Shareholder Return

NET INCOME



Legend:
- Compensation Actually Paid to PEO (Chriss)
- Compensation Actually Paid to PEO (Schulman)
- Average Compensation Actually Paid to Non-PEO NEOs
- Net Income ($ in Billions)

TRANSACTION MARGIN DOLLARS



Legend:
- Compensation Actually Paid to PEO (Chriss)
- Compensation Actually Paid to PEO (Schulman)
- Average Compensation Actually Paid to Non-PEO NEOs
- Transaction Margin Dollars ($ in Billions)

CEO Pay Ratio Disclosure

We are providing the following information about the relationship of the total compensation of Mr. Chriss, who served as our CEO for the entirety of 2025, to the median of the annual total compensation of all our employees (other than Mr. Chriss), which we refer to as the "pay ratio." We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2025, our last completed fiscal year, the median of the annual total compensation of all our employees (other than our CEO) was $114,331. The total compensation of our CEO was $25,243,486 (based on the assumptions used to determine the compensation reported in the "2025 Summary Compensation Table" in this proxy statement). For 2025, we estimate that the pay ratio of the total compensation of our CEO to the median of the annual total compensation of all our employees is 221 to 1.

Methodology

PayPal is a global company and operates in approximately 200 markets around the world. As of December 31, 2025, we employed approximately 23,800 people globally: approximately 41% of them were based in the U.S. and 59% were based outside of the U.S. We strive to create a competitive global compensation program, taking into account an employee's position with PayPal and their geographic location. Accordingly, our compensation programs and reward offerings are designed to reflect local market practices across our global operations.

In determining our pay ratio for 2025, we compiled compensation information for all of our full-time and part-time employees worldwide (including interns) as of December 1, 2025. For purposes of identifying the median employee from our global employee population, we compared the total target compensation of our employees for 2025, which was composed of annual base salary, target short-term incentives and other bonuses and the intended grant value related to any long-term incentive equity awards, as reflected in our global human resources and equity management systems. For employees outside of the U.S., we converted their compensation to U.S. dollars using the applicable exchange rate as of December 1, 2025. We did not include any contractors or workers employed through a third-party provider in our employee population.

The elements in this compensation measure are representative of the principal forms of compensation delivered to our employees. We identified our median employee using this compensation measure, which was consistently applied to all employees included in the calculation.

We identified and calculated the elements of our median employee's compensation for 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, and converted the employee's compensation from Euros to U.S. dollars using the exchange rate as of December 31, 2025, resulting in annual total compensation of $114,331. For the annual total compensation of our CEO, we used the amount reported in the "Total" column of our "2025 Summary Compensation Table" in this proxy statement.

The SEC rules for identifying the median employee allow companies to adopt many different methodologies, such as applying estimates, assumptions, adjustments and exclusions and adopting unique definitions of compensation to identify the median employee and calculate the pay ratio. In light of the differences in how pay ratios may be calculated, neither the median employee's compensation nor the estimated pay ratio reported by other companies may be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

Equity Compensation Plan Information

The following table gives information regarding our equity compensation plans as of December 31, 2025, which we collectively refer to as our Equity Compensation Plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)
Equity Compensation Plans Approved by Security Holders	39,052,485[1]	—	84,340,377[2]
Equity Compensation Plans Not Approved by Security Holders	110,850[3]	20.82[4]	—
TOTAL	39,163,335	20.82	84,340,377

[1] Includes (a) 31,627,590 shares of our common stock issuable pursuant to RSUs under the 2015 Equity Plan, (b) 77,131 shares of our common stock issuable pursuant to DSUs under the 2015 Equity Plan, (c) 3,001,210 shares of our common stock issuable from outstanding 2025-2027 PBRSUs (representing the maximum number of shares issuable assuming achievement of maximum performance against target level), (d) 2,957,118 shares of our common stock issuable from outstanding 2024-2026 PBRSUs (representing the maximum number of shares issuable assuming achievement of maximum performance against target level) and (e) 1,389,436 shares of our common stock issuable from outstanding 2023-2025 PBRSUs (representing the actual number of shares issuable based on actual Company performance for the three-year performance period ending December 31, 2025). RSUs and DSUs each represent an unfunded, unsecured right to receive shares of our common stock. The value of RSUs and DSUs varies directly with the price of our common stock.

[2] Includes 45,068,694 shares of our common stock reserved for future issuance under the 2015 Equity Plan as of December 31, 2025 and 39,271,683 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan as of December 31, 2025.

[3] Represents (a) 17,676 shares of our common stock to be issued upon exercise of outstanding options assumed in connection with acquisitions and (b) 93,174 shares of our common stock issuable pursuant to RSUs granted under the 2022 Inducement Plan. We do not currently intend to make further grants of any awards under an equity plan of an acquired company or the 2022 Inducement Plan.

[4] Does not include outstanding RSUs.

Proposal 3:
Vote to Approve PayPal Holdings, Inc. 2026 Equity Incentive Award Plan

Summary

On March 26, 2026, the Board approved the adoption of the PayPal Holdings, Inc. 2026 Equity Incentive Award Plan (the "Equity Plan"), subject to stockholder approval. If approved by stockholders at the Annual Meeting, the Equity Plan will replace the Company's 2015 Equity Incentive Award Plan (the "2015 Equity Plan") as the source of equity awards granted on or after the date of the Annual Meeting, and no additional equity awards will be granted under the 2015 Equity Plan following that date.

The Equity Plan authorizes the issuance of up to 39,100,000 shares of our common stock, plus up to 44,600,000 shares underlying awards granted and outstanding under the 2015 Equity Plan that again become available for grant per the terms of the 2015 Equity Plan. Our share pool request includes the projected number of shares that will be available for grant under the 2015 Equity Plan as of the date of the Annual Meeting (estimated to be 24,100,000 shares) plus an additional 15 million shares.

The Board has determined that it is in the best interests of the Company and its stockholders to approve this proposal. The Board, upon the recommendation of the Compensation Committee, has approved the Equity Plan, subject to stockholder approval, and recommends that our stockholders vote in favor of this proposal at the Annual Meeting.

Reasons to Vote for the Proposal

In determining whether to recommend that stockholders approve the increase in the number of shares reserved for future issuance, the Compensation Committee and Board carefully considered a number of important factors, including:

- **The Equity Plan supports a broad-based program that is critical to our ability to effectively compete for, attract and retain top talent.** We operate in a highly competitive market for talent, and compete with companies in both the technology and financial sectors for the talent necessary to drive our business strategy and operations. With 49% of our full-time employees classified within our technology function, it is important to consider how our technology sector competitors utilize equity compensation for comparable roles. While we have narrowed our eligibility for equity awards in response to stockholder feedback, our ability to continue offering equity incentive awards to a relatively broad base of employees under the Equity Plan is particularly critical to our ability to attract, retain and reward skilled and motivated employees. We strive to balance this with stockholder interests regarding dilution, as reflected in the steps detailed under the section titled "Responsible and prudent equity usage" below.

  We make our annual, broad-based equity grant in early March of each year. As of the Record Date, 24,792,339 shares remained available for future grants under the 2015 Equity Plan (equal to approximately 2.76% of our common shares outstanding). If stockholders do not approve this proposal, the current share reserve may not be sufficient to support our equity compensation plans through the next opportunity to increase the equity plan reserve at the 2027 Annual Meeting, which is expected to be held in May 2027. As a result, we would lose access to a key element of compensation that is critical in the labor markets in which we compete, particularly with respect to our technology function.

Key statistics on our program (as of fiscal year-end 2025) include:

80%[1]	**74%**	**49%**	**95%**
of Full-Time Employees Hold Equity Awards	of Full-Time Employees Received Equity in 2025	of Full-Time Employees are in Our Technology Function	of 2025 Grants were Awarded to Individuals who were not 2025 NEOs

[1] Reduction from 99% as of December 31, 2024 reflects steps taken in response to stockholder feedback, as detailed in the section titled "Responsible and prudent equity usage" below.

- **Equity awards align employee and stockholder interests and support our pay-for-performance philosophy.** We currently award fully vested stock awards to our non-employee directors and restricted stock units (RSUs) to a broad-based group of our employee population. We also grant performance-based RSUs (PBRSUs) to senior-level employees that vest based on both performance conditions and continued service with us. Equity compensation motivates employees to think and act like owners and creates strong alignment between participants and stockholders, incentivizing our employees to drive profitable growth and long-term stockholder value. Further, the Board believes that equity awards create strong alignment between realized pay and company performance, as their value depends on the performance of our stock.

- **Responsible and prudent equity usage.** We manage our long-term stockholder dilution by closely managing the number of equity awards granted annually while regularly evaluating the equity compensation practices of those companies with which we compete for talent. We grant what we believe is an appropriate amount of equity necessary to effectively attract, retain and reward employees in the context of the market in which we compete for talent. Our three-year average burn rate, which we define as the number of shares subject to equity awards granted (assuming target performance for PBRSUs) divided by the weighted average number of shares outstanding for that fiscal year, was 2.3% for fiscal years 2023 through 2025. This burn rate reflects a period of significant leadership transitions, including the hiring of five of the six named executive officers in our CD&A, the majority of our other current CEO Staff and a number of other key senior leadership hires. During this process, we have continued to closely monitor and manage equity compensation usage.

We have implemented several actions to reduce our ongoing equity usage while still maintaining a competitive total rewards program, including by taking the following steps:

- **Cash-based annual bonus.** In 2024, we discontinued our historical practice of using stock for compensation under our annual incentive plan, and instead use only cash compensation for such plan.

- **Narrowed equity eligibility.** As part of the adoption of a new global career framework in 2025, we revised our equity eligibility criteria to maintain broad-based participation while focusing equity grants on employees in positions with greater strategic impact on our long-term performance. Our narrowed equity eligibility criteria allow us to allocate equity compensation more strategically to attract, retain and incentivize employees most directly responsible for driving stockholder value, while maintaining our commitment to broad-based employee ownership across the organization. In addition, beginning in 2024, we ceased providing an initial grant to all newly hired full-time employees.

- **Significant share repurchase program.** Our share repurchase program has helped mitigate dilution to our stockholders by reducing the total number of shares outstanding. In fiscal year 2025, our share repurchases resulted in a reduction of 86 million shares outstanding, which was equivalent to 9.3% of our shares outstanding as of December 31, 2025. Further, over the last three fiscal years, from 2023 through 2025, our share repurchases resulted in a reduction of 252 million shares outstanding, which was equivalent to 27.4% of our shares outstanding as of December 31, 2025. Our share repurchase program more than offsets the impact of ownership dilution from equity-based awards that vested during the year, and consequently increases the burn rate and overhang numbers shown in the tables below.

- **Recognition of stock-based compensation expense.** In response to stockholder feedback and to promote increased accountability and transparency, in 2024 we began including stock-based compensation expense in our non-GAAP financial metric reporting, providing stockholders with greater visibility into our total compensation costs and enhancing comparability with our peers.

Key statistics on our equity compensation status and annual share usage are shown in the following tables:

Equity Compensation Status

Number of shares to be made available for grant under the Equity Plan, based on the number of shares projected to be issuable under the 2015 Equity Plan as of the Annual Meeting	24,100,000
Additional shares requested under this Proposal	15,000,000
Total shares authorized for issuance under the Equity Plan (if this Proposal is approved)	39,100,000
Common stock outstanding, as of the Record Date	899,673,971
Outstanding awards under the 2015 Equity Plan, as of the Record Date[1]	51,985,516
Simple overhang, as of the Record Date[2]	9.32%
Fully diluted overhang, as of the Record Date[3]	8.53%

[1] Includes RSUs, PBRSUs (reflects target performance for PBRSUs in the year of grant) and DSUs granted under the 2015 Equity Plan; excludes RSUs and options assumed in connection with acquisitions.

[2] Represents the sum of outstanding awards under the 2015 Equity Plan and shares proposed to be made available for grant under the Equity Plan as a percentage of common stock outstanding.

[3] Represents the sum of outstanding awards under the 2015 Equity Plan and shares proposed to be made available for grant under the Equity Plan as a percentage of fully diluted common stock (i.e., common stock outstanding plus outstanding awards and shares proposed to be made available for grant).

Three-Year Average Equity Award "Burn Rate"

Year	Weighted Average Shares Outstanding (Undiluted)	Options Granted[1]	Options Canceled / Forfeited	Full-Value Awards Granted[1]	Full-Value Awards Canceled / Forfeited	Gross Equity Burn / Usage	Net Equity Burn / Usage
2025	959,000,000	0	0	22,329,000	5,937,000	2.3%	1.7%
2024	1,029,000,000	0	2,000	24,138,000	6,360,000	2.3%	1.7%
2023	1,103,000,000	0	9,000	24,970,000	3,595,000	2.3%	1.9%
					Three-Year Average	2.3%	1.8%

[1] Includes RSUs, PBRSUs (reflects target performance for PBRSUs in the year of grant) and DSUs granted; excludes RSUs and options assumed in connection with acquisitions.

- **Our requested increase balances our need to attract and retain talent with stockholder interests regarding dilution.** We are mindful of the dilutive impact of our equity compensation programs on our stockholders. The proposed increase to the share reserve is intended to balance this impact with our need to compete for skilled talent, maintain competitive compensation practices, and attract and retain the talent required to support our strategic objectives. Specifically:

  - **Size of share request.** This proposal is designed to increase the number of shares available for future issuance by 15 million shares. This represents approximately 1.6% of our fiscal 2025 year-end common shares outstanding, and is level with our 2025 share request, despite our recent stock price volatility. We expect that the proposed increase will be sufficient to support our compensation programs during the remainder of 2026 and the first half of 2027 (including our annual focal grant in fiscal year 2027, which is anticipated to occur before our 2027 Annual Meeting of Stockholders).

  - **Ongoing, frequent stockholder input.** As noted above, we expect that the proposed increase should be sufficient to support our compensation plans during the remainder of 2026 and the first half of 2027. In the near term, we intend to make regular requests to stockholders for additional shares under the Equity Plan to allow stockholders to continue to monitor our use of equity and provide ongoing input on our equity program. In addition, we have conducted, and will continue to conduct, significant and ongoing outreach to gather input from our stockholders. As outlined in the CD&A, since our 2025 Annual Meeting we contacted investors representing approximately 57% of our common stock held by institutional investors, and engaged with investors representing approximately 28% of our common stock held by institutional investors.

- **Equity Request Reflects our Market for Talent.** PayPal operates a technology platform designed to enable digital payments and simplify commerce experiences for millions of consumers and merchants worldwide. Given that we operate at the intersection of technology and finance, some market participants have classified us as a financial services firm. This may lead some market participants to compare our use of equity to that of financial services firms. With 49% of our full-time employees classified within our technology function, we believe that comparisons relative to traditional financial services organizations do not fully capture our competitive market for talent. Traditional financial services organizations typically have significantly different workforce demographics with a smaller percentage of employees focused on engineering, and often pay significantly higher cash compensation and provide less equity compensation than is common within the technology sector. As a FinTech company, we compete for key talent with other technology companies in certain critical areas, including in our technology function and with respect to many of our leadership roles; accordingly, we believe it is more appropriate to compare our equity compensation practices to those of our technology peers.

- **Strong Governance Practices Designed to Protect Stockholder Interests.** The Equity Plan and our equity compensation programs are designed to reflect leading corporate governance and compensation practices:

What We Do		
Minimum vesting for equity awards	✓	The Equity Plan provides that no portion of any award granted under the Equity Plan may vest before the one-year anniversary of the date of grant. The foregoing is subject to a 5% carve-out, as discussed in further detail below, and does not restrict the Compensation Committee's discretion where the Compensation Committee has the ability to provide for accelerated vesting of awards.
Non-discretionary treatment of awards on a change in control of the Company	✓	The Equity Plan provides that, upon the consummation of a change in control (as described below), if an award is not assumed or substituted by the acquiring or surviving corporation, the vesting of the award will automatically accelerate, with the performance-based vesting of any award determined based on actual achievement of the applicable performance goals through the date of the change in control.
Requires stockholder approval for additional shares	✓	The Equity Plan does not contain an "evergreen" provision but instead reserves a fixed maximum number of shares for issuance, which can only be increased with stockholder approval.
Responsible share recycling provisions	✓	In general, when awards granted under the 2015 Equity Plan or the Equity Plan expire or are canceled without having been fully exercised, or are settled in cash, the shares reserved for those awards will be returned to the Equity Plan share reserve and become available for future awards. If shares are tendered to us or withheld by us to satisfy an award's tax withholding obligations or pay the exercise price of a stock option or stock appreciation right, those shares do not become available for future awards.
Director compensation limits	✓	The Equity Plan limits the value of equity that may be granted pursuant to non-employee director awards each year.
Stock ownership guidelines and mandatory retention requirement	✓	We maintain robust stock ownership requirements for our executives and directors. In addition, executive officers who have not yet satisfied their applicable guideline level are required to retain 25% of the net shares of our common stock that they receive as the result of the exercise, vesting or payment of any equity awards granted to them.
Grants of performance-based equity awards to our executives	✓	We award a meaningful portion of equity awards to our executives in the form of PBRSUs that are subject to forfeiture based on both time- and performance-based vesting conditions.
Limited authority to accelerate vesting of performance-based awards	✓	Except in connection with a change in control, the Compensation Committee does not have the authority to accelerate the vesting of performance-based awards granted under the Equity Plan.
Frequent re-approval by stockholders	✓	We intend to continue to provide our stockholders with frequent opportunities to provide input on our share reserve and other material matters under the Equity Plan.

What We Don't Do		
Explicit prohibition on repricing without stockholder approval	✗	The Equity Plan prohibits the repricing, cash-out or other exchange of underwater stock options and stock appreciation rights without prior stockholder approval.
No discounted stock options or stock appreciation rights	✗	The Equity Plan requires that stock options and stock appreciation rights issued under it have an exercise price equal to at least the closing price of a share on the date the award is granted (or, if no closing price was reported on that date, the closing price on the immediately preceding trading day), except in certain situations in which we are assuming or replacing options granted by another company that we are acquiring.
No dividends paid on awards prior to vest and no dividend equivalents on options or stock appreciation rights	✗	The Equity Plan provides that dividends credited or payable or dividend equivalents in connection with any award granted under the Equity Plan are subject to the same restrictions as the underlying award and will not be paid until the underlying award vests. Further, no dividend equivalents are payable with respect to options or stock appreciation rights.
Limited transferability and no share pledging	✗	In general, awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, unless otherwise approved by the Board or the Compensation Committee.
No tax gross-ups	✗	The Equity Plan does not provide for any tax gross-ups.

The Board has determined that it is in the best interests of the Company and its stockholders to approve this proposal. The Board, upon the recommendation of the Compensation Committee, has approved the Equity Plan subject to stockholder approval, and recommends that our stockholders vote in favor of this proposal at the Annual Meeting. This proposal is also being submitted to our stockholders in compliance with Nasdaq listing standards concerning stockholder approval of equity compensation plans and/or material revisions to these plans.

If our stockholders approve this proposal, the Equity Plan will become effective as of the date of stockholder approval, and the Company will make no further awards under the 2015 Equity Plan. If our stockholders do not approve this proposal, the Equity Plan will not take effect, and the 2015 Equity Plan will continue to be administered in its current form.

Our executive officers and directors have an interest in this proposal by virtue of their being eligible to receive equity awards under the Equity Plan.

Summary of the Equity Plan

The following is a summary of the operation and material features of the Equity Plan. The summary is qualified in its entirety by reference to the Equity Plan as set forth in Appendix B.

Purpose

The purpose of the Equity Plan is to advance the interests of the Company by providing for the grant of awards to employees, non-employee directors and other individual service providers.

Shares Available for Awards

Subject to the adjustment provisions of the Equity Plan, the Equity Plan authorizes the issuance of up to 39,100,000 shares of our common stock, plus the number of shares of our common stock underlying any award granted under the 2015 Equity Plan that, on or after the date the Equity Plan is approved by our stockholders, again becomes available for grant under the terms of the 2015 Equity Plan (not to exceed 44,600,000 shares). The share pool represents the projected number of shares that will be available for grant under the 2015 Equity Plan as of the date of the Annual Meeting (estimated to be 24,100,000 shares) plus an additional 15 million shares. Based solely on the closing price of the Company's common stock, as reported on Nasdaq on the Record Date, which was $44.85 per share, the maximum aggregate market value of the 39,100,000 shares that could be issued under the Equity Plan is $1,753,635,000.

Under the Equity Plan, any shares of stock underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by the Company without the issuance of shares will not reduce the share pool. All shares withheld by the Company in payment of the exercise price or purchase price of an award or in satisfaction of tax withholding requirements will reduce the share pool. Shares issued in substitution for equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition, or pursuant to a stockholder-approved plan of an acquired company, will not reduce the share pool.

Shares that may be delivered under the Equity Plan may be authorized but unissued shares of our common stock, treasury stock or previously issued shares of our common stock reacquired by the Company.

Administration

The Compensation Committee has the authority to administer the Equity Plan, including the power to interpret the Equity Plan and any awards under the Equity Plan, determine who will be granted awards under the Equity Plan, determine the terms and conditions of each award, and take action as it determines to be necessary or advisable for the administration of the Equity Plan.

The Compensation Committee may delegate to one or more of our directors such of its duties, powers and responsibilities as it may determine, to one or more of our officers the authority to grant awards to participants, to the extent permitted by applicable law, and to employees or other persons such ministerial tasks as it may determine. The Board has delegated to our Chief Executive Officer, in his capacity as a member of the Board and the sole member of the Non-Officer Equity Committee, the authority to determine and make individual grants to our employees in roles of Senior Vice President and below who are not subject to Section 16 of the Exchange Act. As used in this summary, the term "Compensation Committee" refers to the Compensation Committee, the Board and any authorized delegates, as applicable.

Eligibility

Awards may be granted to employees, directors and consultants of the Company and employees and consultants of any affiliate of the Company on the basis of their service. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any subsidiary corporation of the Company. As of December 31, 2025, there were approximately 23,800 employees, including seven executive officers, 11 non-employee directors and 15,400 consultants eligible to be granted awards under the Equity Plan. While consultants to the Company are eligible to participate in the Equity Plan, as of the Record Date, the Company has not granted any equity awards to any consultants, and the Company's current practice is to not grant equity awards to consultants.

Limitations on Awards to Directors

The maximum value of awards granted to a non-employee director pursuant to the Equity Plan during any fiscal year is $600,000; provided, however, that the limit set forth in this sentence: (a) is increased to $1,200,000 in the fiscal year in which a non-employee director commences service on the Board and (b) does not apply to awards made pursuant to a non-employee director's election to receive an award in lieu of all or a portion of a cash retainer for service on the Board or any committee thereunder.

Awards

- **Restricted Stock Awards.** A restricted stock award is the grant of shares at a price, if any, determined by the Compensation Committee, and which is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment and/or achievement of established performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares, provided that any dividends will be subject to the same vesting conditions as the underlying shares of restricted stock.
- **Restricted Stock Units ("RSUs").** An award of RSUs provides for the issuance of common stock at a future date upon the satisfaction of specific conditions. Conditions may be based on continuing employment and/or achievement of pre-established performance goals.
- **Performance-Based Awards.** A performance award is an award subject to performance vesting conditions, which may include performance criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an award. Except in connection with a change in control (as defined below), the Compensation Committee does not have the authority to accelerate the vesting of performance-based awards granted under the Equity Plan.
- **Cash Awards.** A cash award is an award denominated in cash that may be payable on a future date upon the satisfaction of specific conditions. Conditions may be based on continuing employment and/or achievement of pre-established performance goals.
- **Stock Options and Stock Appreciation Rights ("SARs").** The Equity Plan provides for the grant of stock options, including incentive stock options and non-qualified stock options, and SARs. Stock options entitle the holder to acquire shares of our common stock upon payment of the exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or in shares of our common stock of equivalent value) equal to the excess of the closing price of the shares subject to the SAR on the exercise date over the base value from which appreciation under the SAR is to be measured. The exercise price of a stock option, and the base value against which a SAR is to be measured, may not be less than 100% of the closing price (or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of the closing price) of a share on the date of grant (or, if no closing price was reported on that date, the closing price on the immediately preceding trading day). Stock options and SARs may be exercised as determined by the Compensation Committee, but in no event may a stock option or SAR have a term extending beyond ten years from the date of grant (or, in the case of an incentive stock option granted to a ten percent stockholder, five years from the date of grant).
- **Additional Awards.** The other types of equity awards that may be granted under the Equity Plan include performance share units, performance shares, deferred stock units, dividend equivalents and other stock-based awards. Any dividend equivalents will be subject to the same vesting conditions as the underlying awards to which the dividend equivalents relate. No dividend equivalents may be payable with respect to stock options or SARs.

Prohibition on Repricing

Except for adjustments described in "Adjustments to Shares Subject to the Equity Plan" below, the Compensation Committee may not, without stockholder approval, authorize the amendment of any outstanding award to reduce its purchase price per share, the replacement or substitution of any award for an award having a lesser purchase price per share, or an offer to purchase any previously granted option or stock appreciation right for a payment in cash when the per share exercise price exceeds the current trading price of the underlying share.

Minimum Vesting

Subject to the acceleration of vesting as permitted under the terms of the Equity Plan, no portion of any award granted under the Equity Plan will vest before the one-year anniversary of the date of grant, except that awards that result in the issuance to one or more participants of up to 5% of the shares of our common stock which may be issued or transferred under the Equity Plan may be granted without regard to such minimum vesting provisions.

Awards Subject to Clawback

Any incentive awards granted under the Equity Plan, and any cash or property delivered pursuant to incentive awards, are subject to forfeiture, recovery, or other action by PayPal as necessary for compliance with any Company policy, including our mandatory recovery policy and our clawback policy (as described in the section titled "Mandatory Recovery Policy and Clawback Policy" in the CD&A) or as required by law.

Transferability of Awards

Except as the Compensation Committee may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Adjustments to Shares Subject to the Equity Plan

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure, the Compensation Committee will make appropriate adjustments to the maximum number of shares of common stock that may be delivered under the Equity Plan and to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted, any exercise or purchase prices (or base values) relating to awards and any other provision of awards affected by such change.

Change in Control

A "change in control" generally means (i) a transaction in which any person or group acquires more than 50% of our voting securities, (ii) a change in a majority of the Board over a two-year period that is not approved by at least two-thirds of the incumbent Board members (which generally includes Board members serving at the beginning of the period and any new director whose election or appointment was approved by a vote of at least two-thirds of the incumbent directors then in office), (iii) a sale or other disposition of all or substantially all of our assets, (iv) a merger or consolidation in which we are not the surviving corporation or a reverse merger in which we are the surviving corporation but the shares of our stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, or (v) the approval by the Company's stockholders of a liquidation or dissolution of the Company.

Outstanding awards do not automatically terminate in the event of a change in control. In the event of a change in control, any surviving corporation or acquiring corporation must either assume or continue outstanding awards or substitute similar awards. Otherwise, the vesting of such awards (and, if applicable, the time during which such awards may be exercised) will be accelerated in full and all forfeiture restrictions on such awards will lapse. The unexercised portion of all outstanding awards subject to exercise may terminate upon the change in control.

If a change in control occurs during a performance period applicable to an outstanding performance-based award, the performance period of the award will end as of the date of the change in control, and the performance goals will be deemed to have been satisfied at the actual level of performance as of the date of the change in control, without proration. To the extent deemed earned by the Compensation Committee, such performance-based award will continue to be subject to time-based vesting following the change in control in accordance with the original vesting schedule, subject to acceleration of vesting if the award is not converted, assumed or replaced by a successor entity, as described in the paragraph above.

Termination or Amendment

The Equity Plan will automatically terminate on May 19, 2036, unless terminated at an earlier time by the Compensation Committee. The Compensation Committee may terminate or amend the Equity Plan at any time, subject to stockholder approval for any amendment to the extent required by law or applicable stock exchange requirements. Generally, no termination or amendment of the Equity Plan may adversely affect in any material respect any award previously granted pursuant to the Equity Plan without the prior written consent of the participant.

Summary of U.S. Federal Income Tax Consequences

The following is a general summary under current law of the material federal income tax consequences to participants in the Equity Plan under U.S. law. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes and taxes imposed by jurisdictions outside the U.S., are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of their personal circumstances. This summarized tax information is not tax advice.

Section 162(m) of the Code

Section 162(m) of the U.S. Internal Revenue Code (the "Code") generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to the corporation's chief executive officer, chief financial officer, and certain of the corporation's current and former executive officers.

Restricted Stock

A participant will not recognize taxable income at the time restricted stock (including performance-based restricted stock) is granted and the Company will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation, taxable as ordinary income at the time the restrictions constituting a substantial risk of forfeiture lapse, in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

Restricted Stock Units

A participant will not recognize taxable income at the time an RSU (including a performance-based RSU) is granted, and the Company will not be entitled to a tax deduction at that time. Upon settlement of RSUs, the participant will recognize compensation taxable as ordinary income in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by the Company. The amount of ordinary income recognized is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

Dividend Equivalents

In general, dividend equivalents are generally taxable as ordinary income when the participant receives a payout of the dividend equivalent, and the Company generally will be entitled to a tax deduction at the same time and in the same amount, except to the extent the deduction limits of Section 162(m) of the Code apply.

Cash-Based Awards

A participant who receives a cash-based award will realize compensation taxable as ordinary income in an amount equal to the cash paid at the time of such payment. The Company generally will be entitled to a deduction in the same amount and at the same time that the participant recognizes ordinary income, except to the extent the deduction limits of Section 162(m) of the Code apply.

Stock Options

A participant will not recognize taxable income at the time an option is granted, and the Company will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a nonqualified stock option equal to the excess of the fair market value of the shares purchased over their purchase price, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for at least two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and the Company will not be entitled to any deduction. If, however, such shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (i) the amount realized upon that disposition and (ii) the excess of the fair market value of those shares on the date of exercise over the purchase price, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Stock Appreciation Rights

A participant will not recognize taxable income at the time SARs are granted, and the Company will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company. This amount is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

The tax consequences for equity awards outside of the U.S. may differ significantly from the U.S. federal income tax consequences described above.

New Plan Benefits

No awards have been granted to date under the Equity Plan. The future awards to be made under the Equity Plan are subject to the discretion of the Compensation Committee and are generally not determinable at this time. Moreover, the number of shares that would be earned with respect to any grant may vary based on the achievement of any applicable performance goals, which is not determinable at this time.

If the Equity Plan is approved by stockholders, all future grants to be made by the Company, including the performance-based grants to be made to Mr. Lores, as described in the CD&A, and 2026 equity awards to our non-employee directors, will be made under the Equity Plan. If the Equity Plan is not approved by stockholders, awards (including the performance-based grants to be made to Mr. Lores and our 2026 non-employee director equity awards) will continue to be made under the 2015 Equity Plan.

The Equity Plan authorizes the grant of discretionary awards to non-employee directors, the terms and conditions of which are determined by the Compensation Committee. Historically, our non-employee directors have received annual equity grants under our equity incentive plans. Under our 2026 Independent Director Compensation Policy, our non-employee directors receive annual equity grants promptly following the date of each annual stockholders meeting in the form of fully vested stock payment awards with a dollar value equal to $275,000, and our Non-Executive Board Chair receives an additional fully vested stock payment award with a dollar value equal to $87,500. In addition, our non-employee directors may elect to receive their annual retainers in the form of fully vested stock awards.

The following table includes additional information regarding the equity awards currently contemplated to be made under the Equity Plan upon or shortly following the Annual Meeting:

Name and Position or Group	Dollar Value ($)	Number of Shares (#)
Enrique Lores *President & Chief Executive Officer*	41,500,000[1]	974,636[1]
Jamie Miller *EVP, Chief Financial and Operating Officer*	—	—
Michelle Gill *EVP, General Manager, Small Business and Financial Services*	—	—
Frank Keller *EVP, General Manager, Large Enterprise and Merchant Platform*	—	—
Suzan Kereere *President, Global Markets*	—	—
Diego Scotti *EVP, General Manager, Consumer Group*	—	—
Alex Chriss *Former President and Chief Executive Officer*	—	—
All current executive officers as a group	41,500,000	974,636
All current non-employee directors as a group	2,837,500	63,267[2]
All employees as a group (excluding executive officers)	—	—

[1] Reflects PBRSUs set forth in Mr. Lores' offer letter, as described in the CD&A. These awards are not conditioned on stockholder approval of the awards or the Equity Plan. PBRSUs reported at target level of performance.

[2] Actual number of shares to be determined by dividing each non-employee director's annual equity grant by the closing price of a share of our common stock on the Annual Meeting date. The number of shares in the table was estimated based on the closing price of a share of common stock on the Record Date.

Registration with the SEC

Subject to stockholder approval of the Equity Plan, we intend to file with the U.S. Securities and Exchange Commission a registration statement on Form S-8 covering the shares reserved for issuance under the Equity Plan.

Summary

We strongly believe that the approval of this proposal is critical to our continued success and is in the best interests of PayPal and its stockholders. Awards such as those provided under the Equity Plan constitute an important incentive and help us attract and retain high-performing individuals.



✓ THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 3.

Proxy Statement

Proposal 4:
Ratification of the Appointment of PricewaterhouseCoopers LLP as Our Independent Auditor for 2026

The Audit and Finance Committee (the "Audit Committee") is directly responsible for the appointment, compensation, retention, and oversight of the Company's independent auditor.

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as our independent auditor for fiscal year 2026. PwC has served as the independent auditor for PayPal, Inc., a direct wholly-owned subsidiary of the Company, since 2000, and as the Company's independent auditor since it became an independent public company in July 2015. The Board and the Audit Committee believe that the continued retention of PwC to serve as our independent auditor is in the best interests of the Company and our stockholders. Accordingly, we are asking our stockholders to ratify the selection of PwC as our independent auditor for 2026. Although ratification is not legally required, we are submitting the appointment of PwC for ratification by our stockholders because we value our stockholders' views on the Company's independent auditor and as a matter of good corporate practice. We expect that a representative of PwC will attend the Annual Meeting, have an opportunity to make a statement if they choose, and be available to respond to appropriate questions.

If stockholders do not ratify the appointment, the Audit Committee will reconsider the appointment of our independent auditor. Even if the appointment is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be appropriate.



✓ **THE BOARD AND THE AUDIT AND FINANCE COMMITTEE RECOMMEND A VOTE FOR PROPOSAL 4.**

Audit and Finance Committee Report

The Audit Committee operates under a written charter adopted by the Board and reviewed annually. The Committee consists of the six directors named below. Each member of the Audit Committee meets the independence requirements of Nasdaq and the SEC, and otherwise satisfies the requirements for audit committee service imposed by the Exchange Act. In addition, the Board has determined that each of Mr. Moffett, Mr. Di Sibio, and Ms. Messemer is an "audit committee financial expert" as defined by applicable SEC rules.

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of its financial statements;
- The independent auditor's qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditor;
- Producing this Audit Committee Report; and
- PayPal's compliance with legal and regulatory matters that could have a material impact on the Company's financial statements, business or compliance policies.

The Audit Committee relies on the expertise and knowledge of management, the internal audit department and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation, and integrity of PayPal's financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PayPal's independent auditor, PwC, is responsible for performing an audit of PayPal's financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles in the U.S. The independent auditor is also responsible for expressing an opinion on the effectiveness of PayPal's internal control over financial reporting.

During 2025 and early 2026, among other things, the Audit Committee (including through its predecessor, the Audit, Risk and Compliance Committee prior to June 2025):

- Reviewed and discussed with management and the independent auditor the Company's quarterly earnings press releases, financial statements, and related periodic reports prior to filing with the SEC;
- Reviewed and discussed with executive management, the internal audit team and the independent auditor the scope, adequacy, and effectiveness of the Company's internal accounting and financial reporting controls and the independent auditor's opinion on the effectiveness of the Company's internal control over financial reporting;
- Monitored and evaluated the independent auditor's qualifications, performance, internal quality control procedures, and independence on an ongoing basis;
- Reviewed and discussed with management, the independent auditor, and, as appropriate, the Chief Accounting Officer, the audit scope, any significant matters arising from any audit, and the audit plans of both the internal audit department and the independent auditor;
- Reviewed with the Chief Legal Officer and Global Chief Risk Officer and Global Chief Compliance Officer, as applicable, any significant legal, compliance or regulatory matters that could have a material impact on the Company's financial statements, business or compliance policies, including material notices to or inquiries received from governmental agencies;
- Reviewed and discussed with the independent auditor and management the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "2025 Annual Report"), including a discussion of any critical audit matters identified by the independent auditor, the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments and estimates, and the clarity of the disclosures in the financial statements; and
- Held separate executive sessions with the independent auditor, the internal audit department (including the internal Sarbanes-Oxley Act of 2002 (SOX) team), and executive management to enable them to discuss legal, accounting, auditing, and internal controls matters privately with the Audit Committee.

The Audit Committee has discussed with PwC the matters required to be discussed by the requirements of the PCAOB and the SEC. In addition, the Audit Committee has discussed with PwC its independence from PayPal and its management, received the written disclosures and the letter required by applicable PCAOB requirements regarding the independent auditor's communications with the Audit Committee concerning independence, and considered whether PwC's provision of non-audit services was compatible with maintaining the independent auditor's independence.

As provided in its charter, in addition to evaluating PwC's independence, the Audit Committee assessed PwC's performance as independent auditor during fiscal 2025. As part of its annual, comprehensive review of PwC to determine whether to reappoint the firm for the following fiscal year, the Audit Committee reviews a variety of indicators of audit quality including: the quality and candor of PwC's communications with the Audit Committee and management; the quality and efficiency of the services provided, including input from management on PwC's performance and how effectively PwC demonstrates its independent judgment, objectivity and professional skepticism; external data on audit quality and performance, including recent PCAOB reports on PwC and its peer firms; PwC's global capabilities, technical expertise, and knowledge of the Company's global operations, accounting policies and practices, and internal control over financial reporting; the appropriateness of PwC's fees; PwC's tenure as the Company's independent auditor; and the controls and procedures in place to maintain PwC's independence. As a result of its evaluation, the Audit Committee concluded that the appointment of PwC as the Company's independent auditor for the fiscal year ending December 31, 2026 is in the best interests of the Company and its stockholders.

Based on the Audit Committee's reviews and discussions described above, the Audit Committee recommended to the Board that the consolidated audited financial statements be included in the 2025 Annual Report for filing with the SEC.

The Audit and Finance Committee of the Board

Carmine Di Sibio (Chair)
Jonathan Christodoro
Gail J. McGovern
Deborah M. Messemer
David M. Moffett
Frank D. Yeary

Audit and Other Professional Fees

The following table provides information about fees for services provided by PwC (in thousands):

	Year Ended December 31,	
	2025 ($)	**2024 ($)**
Audit Fees	19,275	17,241
Audit-Related Fees	1,467	685
Tax Fees	222	—
All Other Fees	92	17
TOTAL	21,056	17,943

"Audit Fees" include fees for services provided in connection with the audit of our annual financial statements, the review of our quarterly financial statements included in our quarterly reports on Form 10-Q, the audit of internal control over financial reporting, comfort letters, consents, statutory audits, discussions surrounding the proper application of financial accounting and/or reportable standards and audit services provided in connection with other regulatory or statutory filings for which we have engaged PwC.

"Audit-Related Fees" are fees for assurance and related services that are reasonably associated with the performance of the audit or review of our consolidated financial statements or internal control over financial reporting and are not included in "Audit Fees." These services primarily include fees for procedures in connection with our Systems and Organization Controls ("SOC") reports, sustainability reporting and systems pre-implementation reviews.

"Tax Fees" are fees for tax services, including tax planning and advice and tax compliance.

"All Other Fees" are fees for permitted services performed by PwC that do not meet the "Audit Fees," "Audit-Related Fees" or "Tax Fees" category description. These services primarily include fees for operational readiness assessments and software licenses.

The Audit Committee has determined that the provision of the non-audit services listed above is compatible with PwC's independence.

Audit and Finance Committee Pre-Approval Policy

The Audit Committee has adopted a policy regarding pre-approval of any audit and permissible non-audit services. Under this policy, the Audit Committee pre-approves all audit and permissible non-audit services to be provided by PwC. These services may include audit services, audit-related services, tax services, and other services. Pre-approval of services is generally provided for a period of up to one year, detailed as to the particular service or category of services, and subject to a specified budget. PwC is required to report periodically to the Audit Committee regarding the extent of services provided in accordance with each pre-approval and the fees for such services provided to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Proposal 5:
Stockholder Proposal – Provision of Services in Conflict Zones

Lead filer, Deborah Sagner, along with co-filers, Friends Fiduciary Corporation and the Acorn Trust (collectively, the "Proponents"), have advised the Company that a representative of the Proponents intends to present the following stockholder proposal at the Annual Meeting. Ms. Sagner has indicated that she holds sufficient shares of PayPal common stock to meet the requirements of Rule 14a-8 under the Exchange Act. The address of, and the number of shares owned by, the lead filer will be provided upon written request to our Corporate Secretary. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement (including footnotes) appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all those assertions.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 5 BASED ON THE REASONS SET FORTH IN PAYPAL'S STATEMENT IN OPPOSITION FOLLOWING THE STOCKHOLDER PROPOSAL.**

Whereas:

Our Company's mission statement affirms "We believe that full participation in the global economy is a right, not a privilege. We have an obligation to empower people to exercise this right and improve financial health."[1] Furthermore, it states "affordable and convenient financial services should be a right for all rather than a privilege for the few."

Our Company describes "Who We Are" by stating "Our mission is to democratize financial services to ensure that everyone, regardless of background or economic standing, has access to affordable, convenient, and secure products and services to take control of their financial lives."

Our Company states "We are available in more than 200 countries/regions supporting 25 currencies. Send and receive payments easily over borders and language barriers. We're here for you, wherever you are."[2] This includes service to over 425 million customers, including operations in high-conflict countries such as Yemen and Somalia.

In this context, we are troubled by years of reliable reports[3] that individuals with Palestinian bank accounts cannot use PayPal to send or receive money while individuals living in a similar location but with accounts at other banks have full access to Paypal services.

The U.S. Treasury states that transactions with private Palestinian companies and individuals are authorized, stating "prohibitions are not territorial in nature."[4]

Visa, Mastercard, and Western Union services have been available for years to these customers[5] and Palestinian banks are part of SWIFT[6], the global system for secure cross-border payments. In 2021, PayPal's largest competitor, Apple Pay, started operating in Palestine.

Restrictions on the Palestinian market limits our company's ability to expand its business to more than two million potential customers,[7] and impairs the development of business opportunities for the local 150,000 small and medium enterprises.[8]

It also hinders economic development in conflict with the company's own Code of Business Conduct & Ethics, "the rights enshrined in the Universal Declaration of Human Rights and work[s] to align (its) efforts with the U.N. Guiding Principles on Business and Human Rights and other international standards."[9]

---

[1] https://s201.q4cdn.com/346340278/files/doc_downloads/2022/Code-of-Business-Conduct-Ethics-2022_External.pdf
[2] https://www.paypal.com/webapps/mpp/country-worldwide?roistat_visit=285623
[3] https://techcrunch.com/2016/09/09/paypal-brushes-off-request-from-palestinian-tech-firms-to-access-the platform/
     https://www.reuters.com/world/middle-east/palestinians-urge-paypal-offer-services-west-bank-gaza-2021-10-21/
[4] https://home.treasury.gov/policy-issues/financial-sanctions/sanctions-programs-and-country-information/counter-terrorism-sanctions/palestinian-authority
[5] https://www.reuters.com/world/middle-east/palestinians-urge-paypal-offer-services-west-bank-gaza-2021-10-21/
[6] https://www.bankofpalestine.com/en/personal/transfers/swift
[7] https://thisweekinpalestine.com/banking-sector-in-palestine/
[8] https://www.mdpi.com/2227-7099/10/10/247
[9] PayPal, Code of Business Conduct & Ethics (2022) p.47

Furthermore, due to the extreme violence and destruction across the Palestinian Occupied Territory, reconstruction presents an increased need at every level of society—individual, humanitarian and civil society, small/middle/large businesses—for international financial transactions, providing a unique opportunity for PayPal to fulfill its mission by meeting a pressing humanitarian need, while simultaneously expanding into a profitable market.

RESOLVED:

Shareholders request that the Board establish a policy that ensures that people in conflict zones, such as in Palestine, do not suffer discriminatory exclusion from the company's financial services, or alternatively, if the company chooses not to establish this policy, provide an evaluation of the economic impact the policy of exclusion has on the affected populations as well as the company's finances, operations and reputation.

PayPal's Statement in Opposition

 **PAYPAL'S BOARD RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:**

Consistent with PayPal's mission to revolutionize commerce globally, we are focused on empowering consumers and businesses to thrive in the global economy. We take a disciplined approach to evaluating markets and focus on those where we believe we can properly meet customer needs, deliver long-term value for our stockholders, address applicable regulatory and compliance requirements, and appropriately manage and mitigate risk.

While we currently offer services in more than 200 global markets, the scope of our product offerings significantly differs across markets. In the majority of the markets in which we provide services, we enable consumers to buy from merchants in other countries. In select markets we offer a broader suite of services, including domestic payment solutions. The nature and extent of services we provide (if any) are driven by our disciplined, stockholder-focused approach.

In evaluating opportunities for new market entry, we evaluate the potential market opportunity and anticipated customer demand and financial impact as well as the competitive landscape, associated costs, risks, regulatory and compliance requirements, and required partner relationships, among other factors.

PayPal remains committed to executing against our strategic priorities and roadmap and to appropriately evaluating opportunities for geographic expansion and product innovation to identify high-impact opportunities for our Company.

***

Our Board has carefully considered this proposal, and for the reasons set forth above, the Board believes that implementation of this proposal is unnecessary, conflicts with PayPal's strategic approach, and not in the best interests of PayPal and its stockholders.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 5.**

Proposal 6:
Stockholder Proposal – Reduce Threshold to Call Special Meetings of Stockholders

John Chevedden has advised the Company that he intends to present the following stockholder proposal at the Annual Meeting. Mr. Chevedden has indicated that he holds sufficient shares of PayPal common stock to meet the requirements of Rule 14a-8 under the Exchange Act. The address of, and the number of shares owned by, the proponent will be provided upon written request to our Corporate Secretary. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all those assertions.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 6 BASED ON THE REASONS SET FORTH IN PAYPAL'S STATEMENT IN OPPOSITION FOLLOWING THE STOCKHOLDER PROPOSAL.**

Proposal 6 – Support for Special Shareholder Meeting Improvement



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting. Such a special shareholder meeting can be an easy to convene online shareholder meeting.

There shall be no unnecessary poison pill discriminatory rule to require ownership of shares for a specific period of time in order for shares to participate in calling for a special shareholder meeting and no unnecessary requirement that most shareholders be record holders.

To make up for our complete lack of a right to act by written consent we need the right of 10% of shares to call for a special shareholder meeting. Hundreds of major companies provide shareholders with the right to act by written consent.

Companies, that do not provide for a shareholder right to act by written consent, can have a more reasonable stock ownership threshold to call for a special shareholder meeting. Southwest Airlines is an example of a company that does not provide for shareholder written consent and yet provides for 10% of shares to call for a special shareholder meeting.

Calling a special shareholder meeting is hardly ever used by shareholders but the main point of the right to call a special shareholder meeting is that it gives shareholders a Plan B option if management is not interested in good faith shareholder engagement.

This proposal received 44% support at the 2025 PayPal Holdings (PYPL) annual meeting without any special effort by the proponent. This was in spite of the PYPL special effort against the 2025 proposal. PYPL made a special EDGAR filing opposing the 2025 proposal.

The 44% support likely represented more than 50% shareholder support from the PYPL shares that have access to independent proxy voting advice which gives these shareholders insight to both sides of this important issue.

A special shareholder meeting can be called to introduce a company to a new strategy. Making it less difficult for shareholders to call a special shareholder meeting may be an incentive for the PYPL directors and executives to develop a turnaround strategy on their own.

PYPL sorely needs a turnaround. PYPL stock was at $310 in 2021 and fell to $60 in late 2025. The 5-year total return for PYPL is minus-65%.

Please vote yes:

Support for Special Shareholder Meeting Improvement – Proposal 6

PayPal's Statement in Opposition

 **PAYPAL'S BOARD RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:**

- PayPal's stockholders already have a meaningful and appropriate right to call a special meeting.
- PayPal has strong corporate governance policies and practices to protect the best interests of all stockholders.
- PayPal's current stockholder special meeting right reflects broader market practice and our current practices are in our stockholders' best interests.

PayPal's stockholders already have a meaningful and appropriate right to call a special meeting

The actions requested by the Proposal are unnecessary. Since PayPal became an independent, publicly traded company in 2015, stockholders who own 20% or more of PayPal's outstanding common stock have had the right to call a special meeting. Our Board recognizes the importance of providing stockholders with a meaningful ability to call a special meeting of stockholders, which empowers stockholders to collectively participate in the governance of the Company and cast informed votes. While a special meeting provides a forum for consideration of stockholder concerns outside of the annual meeting cycle, it requires the expenditure of considerable time, effort, and resources, including significant legal and administrative fees, costs for preparing, printing, and distributing materials and soliciting proxies, and the diversion of Board and management time away from running PayPal's business. Consequently, the Board believes that special meetings should be limited to circumstances where stockholders holding a meaningful minority of PayPal's outstanding shares of common stock believe a matter is significantly urgent or extraordinary to justify considering such matters between annual meetings. Reducing the threshold to call a special meeting from 20% to 10%, as the Proposal requests, could allow a small minority of stockholders to advance narrow or short-term interests that might not be shared by our broader stockholder base. Such misuse of the special meeting may cause disruption in the effective management of our Company and be detrimental to stockholders' interests.

PayPal has strong corporate governance policies and practices to protect the best interests of all stockholders

PayPal's established governance policies and practices provide ample opportunities for investors to express their views on the Company and encourage Board accountability and responsiveness to stockholder feedback. The Board considers stockholder engagement an essential element of strong corporate governance and actively engages with our investors with participation from members of the Board throughout the year to solicit and understand their perspectives on our Company. In 2025, we proactively contacted investors representing approximately 57% of our shares held by institutional investors, and holders of approximately 28% of our shares held by institutional investors engaged with us. We shared information and received feedback on a range of issues including governance, business strategy, executive compensation, human capital management, and risk oversight. In the course of this extensive outreach, no investors expressed concerns nor raised any questions regarding our stockholders' right to call a special meeting.

In addition to the right to call a special meeting, PayPal provides other stockholder-friendly governance mechanisms, including proxy access, which permits eligible stockholders to nominate director candidates for inclusion in our proxy materials. Together with annual director elections, majority voting in uncontested elections, and independent Board leadership, these mechanisms provide meaningful avenues for stockholder influence and accountability.

PayPal's current stockholder special meeting right reflects broader market practice and our current practices are in stockholders' best interests

Consistent with our strong corporate governance practices, our long-standing stockholder special meeting right reflects the significant majority of public company practice. Our current 20% ownership threshold is the same as, or more favorable to stockholders than, approximately 70% of companies in the S&P 500. With this in mind, we believe our existing special meeting right is appropriate in light of market practice.

PayPal's current governance practices already empower stockholders, promote Board and management accountability, and demonstrate PayPal's responsiveness to stockholder feedback. When viewed together with our strong corporate governance policies and practices, our robust stockholder engagement program, and the stockholder-friendly governance provisions that we already have in place, our Board believes that our 20% ownership threshold strikes the appropriate balance between providing stockholders with a meaningful opportunity to propose actions for stockholder consideration when appropriate, and protecting against the potential for misuse of this right by a small minority of stockholders who may have narrow, short-term interests, at the cost of a significant commitment of financial resources and Board and management time and attention.

Accordingly, the Board believes the adoption of this proposal is unnecessary and not in the best interests of PayPal or our stockholders.

 **THE BOARD RECOMMENDS A VOTE AGAINST STOCKHOLDER PROPOSAL 6.**

Frequently Asked Questions

Proxy Materials

1. Why did I receive these proxy materials?

We have made these materials available to you or delivered paper copies by mail in connection with our Annual Meeting, which will take place exclusively online on Tuesday, May 19, 2026. As a stockholder, you are invited to participate in the Annual Meeting via live webcast and vote on the business items described in this proxy statement. This proxy statement includes information that we are required to provide to you under SEC rules and is intended to assist you in voting your shares.

2. What is included in the proxy materials?

The proxy materials include:

- The Notice of the Annual Meeting;
- This proxy statement for the Annual Meeting; and
- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

If you received a paper copy of these materials by mail, the proxy materials also include a proxy card or a voting instruction form for the Annual Meeting. If you received a "Notice of Internet Availability of Proxy Materials" (described in Question 4 below) instead of a paper copy of the proxy materials, see the section entitled "Voting Information" below for information regarding how you can vote your shares.

3. What does it mean if I receive more than one Notice, proxy card or voting instruction form?

It generally means that some of your shares are registered differently or are in more than one account. Please provide voting instructions separately for each Notice, proxy card and voting instruction form you receive.

4. Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We are distributing our proxy materials to certain stockholders over the Internet under the "notice and access" approach in accordance with SEC rules. As a result, we are mailing to many of our stockholders a "Notice of Internet Availability of Proxy Materials" ("Notice") instead of a paper copy of the proxy materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and may request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials electronically on an ongoing basis or in printed form by mail.

5. How can I access the proxy materials over the Internet?

Your Notice, proxy card or voting instruction form will contain instructions on how to:

- view our proxy materials for the Annual Meeting on the Internet; and
- instruct us to send our future proxy materials to you electronically by email.

Our proxy materials are also available on our website at https://investor.pypl.com/financials/annual-reports/default.aspx.

Your Notice, proxy card, or voting instruction form will contain instructions on how you may request access to proxy materials electronically on an ongoing basis. Instead of receiving future copies of our proxy statements and annual reports by mail, stockholders of record and most beneficial owners may elect to receive an email that will provide an electronic link to these documents. Choosing to receive your proxy materials electronically helps us reduce costs and the environmental impact of our Annual Meeting. If you choose to access future proxy materials electronically, you will receive an email with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive future proxy materials by email will remain in effect until you revoke it.

6. How may I obtain a paper copy of the proxy materials?

If you receive a paper Notice instead of a paper copy of the proxy materials, the Notice will provide instructions about how to obtain a paper copy of the proxy materials. If you receive the Notice by email, the email will also include instructions about how to obtain a paper copy of the proxy materials. All stockholders of record who do not receive a paper Notice or Notice by email will receive a paper copy of the proxy materials by mail.

7. I share an address with another stockholder, and we received only one paper copy of the proxy materials or Notice. How may I obtain an additional copy?

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding PayPal common stock but who share the same address, we have adopted an SEC-approved procedure called "householding." Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to certain stockholders having the same last name and address and to individuals with more than one account registered at our transfer agent with the same address, unless contrary instructions have been received from an affected stockholder. This practice helps us conserve natural resources and reduces printing costs, mailing fees and the environmental impact of our Annual Meeting. Stockholders participating in householding will continue to receive separate proxy cards.

If you are a beneficial owner and wish to receive a separate Notice or set of proxy materials, please request those additional materials by contacting your individual bank, broker or other nominee. All stockholders may also request a separate Notice or set of proxy materials for the Annual Meeting by contacting Broadridge Financial Solutions, Inc. ("Broadridge") at:

- By Internet: www.proxyvote.com
- By telephone: 1-800-579-1639
- By email: sendmaterial@proxyvote.com

If you request a separate Notice or set of proxy materials by email, please be sure to include your control number in the subject line. A separate Notice or set of proxy materials, as applicable, will be sent promptly following receipt of your request.

If you are a stockholder of record and wish to receive a separate Notice or set of proxy materials, as applicable, in the future, please contact Computershare Shareowner Services LLC, our transfer agent, at:

- 1-800-522-6645

If you are the beneficial owner of shares held through a bank, broker, or other nominee, and you wish to receive a separate Notice or set of proxy materials, as applicable, in the future, please call Broadridge at:

- 1-866-540-7095

8. I share an address with another stockholder, and we received more than one paper copy of the proxy materials or the Notice. How do we obtain a single copy in the future?

Stockholders of record sharing an address who are receiving multiple copies of the proxy materials or the Notice, as applicable, and who wish to receive a single copy of such materials in the future may contact Computershare Shareowner Services LLC, our transfer agent, at:

- 1-800-522-6645

Beneficial owners of shares held through a bank, broker, or other nominee sharing an address who are receiving multiple copies of the proxy materials or the Notice, as applicable, and who wish to receive a single copy of such materials in the future may contact Broadridge at:

- 1-866-540-7095

Voting Information

9. Which proposals will be voted on at the Annual Meeting? How does the Board recommend that I vote? What is the vote required to approve each of the proposals? What effect will abstentions and broker non-votes have?

	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Broker Discretionary Voting Allowed*
Proposal 1: Election of the 11 Director Nominees Named in this Proxy Statement	For, Against or Abstain for each nominee	FOR each nominee	Majority of votes cast for such nominee	No effect	No
Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay" vote)	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 3: Approval of PayPal Holdings, Inc. 2026 Equity Incentive Award Plan	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 4: Ratification of the Appointment of PricewaterhouseCoopers LLP as Our Independent Auditor for 2026	For, Against or Abstain	FOR	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	Yes
Proposal 5: Stockholder Proposal — Provision of Services in Conflict Zones	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No
Proposal 6: Stockholder Proposal — Reduce Threshold to Call Special Meetings of Stockholders	For, Against or Abstain	AGAINST	Majority of shares represented in person or by proxy at the meeting	Treated as votes Against	No

* See Question 16 below for additional information on broker non-votes.

10. Who is entitled to vote? How many shares can I vote?

Each share of PayPal common stock issued and outstanding as of the close of business on March 25, 2026, the Record Date for the Annual Meeting, is entitled to cast one vote per share on all items being voted on at the Annual Meeting. You may vote all shares of PayPal common stock that you owned as of the Record Date, including (1) shares held directly in your name as the stockholder of record, including shares purchased or acquired through PayPal's equity incentive plans and (2) shares held for you as the beneficial owner through a broker, bank or other nominee.

On the Record Date, 899,673,971 shares of PayPal common stock were issued and outstanding and entitled to vote.

11. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares as a beneficial owner through a bank, broker or other nominee rather than directly in their own name as the stockholder of record. As summarized below, there are some important distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with our transfer agent, Computershare Shareowner Services LLC, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to PayPal or to a third party, or to vote your shares during the Annual Meeting.

Beneficial Owner

If your shares are held in a brokerage account or by a bank or other holder of record (commonly referred to as holding shares in "street name"), you are considered the "beneficial owner" of those shares. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares during our Annual Meeting.

12. How can I vote my shares without participating in the Annual Meeting?

Whether you are a stockholder of record or a beneficial stockholder, you may direct how your shares are voted without participating in the Annual Meeting. We encourage stockholders to vote well before the Annual Meeting, even if they plan to attend the virtual Annual Meeting. Please make sure that you have your Notice, proxy card or voting instruction form available and carefully follow the instructions. There are three ways to vote by proxy:

- By Internet: vote your shares online at www.proxyvote.com.
- By telephone: call 1-800-690-6903 or the telephone number on your proxy card or voting instruction form.
- By mail: complete, sign, and date your proxy card or voting instruction form and return in the postage-paid envelope.

Internet and telephone voting are available 24 hours a day until 8:59 p.m. Pacific time on Monday, May 18, 2026.

13. How can I vote my shares during the Annual Meeting?

The Annual Meeting will be held entirely online to enable greater stockholder attendance and participation globally. Stockholders may participate in the Annual Meeting by visiting the following website:

- www.virtualshareholdermeeting.com/PYPL2026

To participate in the Annual Meeting, you will need the 16-digit control number included on the Notice, proxy card or voting instruction form, as applicable.

You may vote your shares electronically during the Annual Meeting, whether you are a stockholder of record or a beneficial stockholder. Even if you plan to participate in the Annual Meeting online, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to participate in the Annual Meeting.

14. May I change my vote or revoke my proxy?

If you are the stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- submitting a new proxy by Internet, telephone or paper ballot with a later date (which will automatically revoke the earlier proxy);
- sending written notice of revocation to our Corporate Secretary; or
- voting in person by attending the virtual Annual Meeting by webcast.

Participation in the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request in a manner described in the immediately preceding sentence. For shares you hold beneficially in the name of a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee, or by participating in the meeting and electronically voting your shares during the meeting.

15. What if I return my proxy card but do not provide voting instructions?

If you are a stockholder of record and you return your signed proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board (see Question 9 above).

16. What if I am a beneficial owner and do not give voting instructions to my broker?

If you are a beneficial owner of shares, your broker, bank or other nominee is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting, except for Proposal 4 (the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2026), unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares on the Internet or by telephone. If you do not provide voting instructions, your shares will not be voted on any proposal except for Proposal 4. This is called a "broker non-vote." For your vote to be counted, you will need to communicate your voting decision to your broker, bank or other nominee before the date of the Annual Meeting or vote in person at the virtual Annual Meeting.

17. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner designed to protect your voting privacy. Your vote will not be disclosed, either within PayPal or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the vote; and (3) to facilitate proxy solicitation. To the extent that stockholders provide written comments on their proxy cards, those comments will be forwarded to management.

18. What constitutes a quorum?

The quorum requirement for holding the Annual Meeting and the transaction of business is that holders of a majority of the shares of on stock entitled to vote at the Annual Meeting must be present in person or represented by proxy. All abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

19. Who will bear the cost of soliciting votes for the Annual Meeting?

We will bear the expense of soliciting proxies and have engaged D.F. King & Co., Inc. to solicit proxies for a fee of $20,000, plus a reasonable amount to cover expenses. We will reimburse brokerage houses and other custodians, fiduciaries, and nominees for their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of shares. Our directors, officers, and employees may solicit proxies in person, by mail, by telephone, or by electronic communication. No additional compensation will be paid to our directors, officers or employees for such services.

20. What happens if additional matters are presented at the Annual Meeting?

Other than the six items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders (Enrique Lores, Jamie Miller, Bimal Patel and Brian Y. Yamasaki) will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If, for any reason, any of the nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

21. Where can I find the voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting and will report the final voting results in a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting and available at www.sec.gov and on our Investor Relations website.

Attending the Annual Meeting

22. How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively online via live webcast. You are entitled to attend and participate in the Annual Meeting only if you were a PayPal stockholder as of the close of business on March 25, 2026, the Record Date, or if you hold a valid proxy for the Annual Meeting.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/PYPL2026. You also will be able to vote your shares by attending the virtual Annual Meeting online. Interested persons who were not stockholders as of the close of business on March 25, 2026, the Record Date, may view, but not participate, in the Annual Meeting by visiting www.virtualshareholdermeeting.com/PYPL2026.

To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card (if you requested printed materials) or on the instructions that accompanied your proxy materials. Stockholders who wish to submit a question to PayPal prior to the Annual Meeting may do so at www.proxyvote.com before 8:59 p.m. Pacific Time on Monday, May 18, 2026. Stockholders will need the 16-digit control number to submit a question. The online meeting will begin promptly at 8:30 a.m. Pacific Time on May 19, 2026. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:15 a.m. Pacific Time, and you should allow sufficient time for the check-in procedures.

Instructions on how to attend the virtual Annual Meeting are posted at www.virtualshareholdermeeting.com/PYPL2026. On the date of the Annual Meeting, if you have questions about how to attend and participate or encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page.

23. What if I have technical difficulties or trouble accessing the virtual meeting website during the check-in time or the meeting?

We will have technicians to assist you if you experience technical difficulties accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page.

24. Why are you holding a virtual meeting instead of a physical meeting?

We have conducted effective and efficient virtual stockholders' meetings since PayPal became an independent company in 2015. We intend to continue to ensure that our stockholders are afforded the same rights and opportunities to participate virtually as they would at a physical meeting. The virtual format enables stockholders to attend and participate fully and equally in the Annual Meeting from any geographic location with Internet connectivity. We believe our virtual meeting format encourages attendance and participation by a broader group of stockholders, while also eliminating many of the costs associated with a physical meeting. Please visit www.virtualshareholdermeeting.com/PYPL2026, where you can attend this year's Annual Meeting and submit questions before and during the meeting.

25. Can stockholders ask questions during the Annual Meeting?

Yes. We will answer stockholder questions submitted in advance of, and questions submitted live during, the Annual Meeting, time permitting. Stockholders may submit a question in advance of the meeting before 8:59 p.m. Pacific Time on Monday, May 18, 2026 at www.proxyvote.com after logging in with the 16-digit control number included on the Notice, on their proxy card (if they requested printed materials), or on the instructions that accompanied their proxy materials.

Questions may be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/PYPL2026. We will endeavor to answer as many questions submitted by stockholders that comply with the meeting rules of conduct as time permits.

Our rules of conduct and procedure for the meeting generally provide that:

- Management will answer stockholders' questions after the formal meeting has been concluded.
- We will limit each stockholder to one question so we can answer questions from as many stockholders as possible. Questions should be succinct and cover only one topic. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized, and answered together. In addition, questions may be edited for brevity and grammatical corrections.
- We do not intend to address any questions that are, among other things: irrelevant to the business of the Company or to the business of the Annual Meeting; related to material non-public information of the Company; related to personal matters or grievances; derogatory or otherwise in bad taste; repetitious statements already made by another stockholder; in furtherance of the stockholder's personal or business interests; or out of order or not otherwise suitable for the conduct of the Annual Meeting, in each case as determined by the Board Chair or Corporate Secretary in their reasonable discretion.

If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if we are not able to answer all the questions submitted due to time constraints, stockholders may contact us separately after the meeting through our Investor Relations department by email at investorrelations@paypal.com. We will post questions and answers applicable to the Company's business on our Investor Relations website as soon as practicable after the Annual Meeting. In addition, a replay of the meeting will be publicly available on our Investor Relations website after the meeting concludes.

26. What is the deadline to propose actions for consideration at the 2027 Annual Meeting of Stockholders or to nominate individuals to serve as directors?

Stockholders may present proper proposals for consideration at future stockholder meetings. For a stockholder proposal (other than a director nomination) to be considered for inclusion in our proxy statement and for consideration at our 2027 Annual Meeting of Stockholders ("2027 Annual Meeting"), our Corporate Secretary must receive the written proposal at our principal executive offices no later than December 8, 2026. If we hold our 2027 Annual Meeting more than 30 days before or after the one-year anniversary date of the Annual Meeting, we will disclose the new deadline by which stockholder proposals must be received by any means reasonably determined to inform stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act. Proposals should be addressed to Corporate Secretary, PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. Failure to deliver a proposal in accordance with this procedure may result in the proposal not being deemed timely received.

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal, including the nomination of directors, before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy materials. Our Bylaws provide that the only business that may be conducted at an annual meeting is business that is (1) brought before the meeting by the Company and specified in the notice of a meeting given by or at the direction of our Board, (2) brought before the meeting by or at the direction of our Board or (3) otherwise properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our Bylaws. To be timely for our 2027 Annual Meeting, our Corporate Secretary must receive the written notice by overnight express courier or registered mail, return receipt requested, at our principal executive offices:

- not earlier than the close of business on December 8, 2026; and
- not later than the close of business on January 7, 2027.

If we hold our 2027 Annual Meeting more than 25 days before or after the one-year anniversary of the 2026 Annual Meeting, our Corporate Secretary must receive the written notice at our principal executive offices no later than the close of business on the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

If a stockholder proponent (or its representative) does not appear virtually (for a virtual annual meeting) or in person (for a physical annual meeting) to present their proposal or nomination at such meeting, we are not required to present the proposal for a vote at such meeting.

In addition, our Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our Bylaws, which, in general, require that our Corporate Secretary receive the notice within the time period described above for stockholder proposals that are not intended to be included in our proxy statement.

We advise you to review our Bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations, including certain information that must be included concerning the stockholder and each proposal and nominee. Our Bylaws were filed with the SEC on October 2, 2023 as an exhibit to our Current Report on Form 8-K and are available at https://investor.pypl.com/financials/sec-filings/default.aspx. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for submitting stockholder proposals and nominating director candidates. We will not consider any proposal or nomination that is not timely or otherwise does not meet our Bylaws' and SEC requirements for submitting a proposal or nomination. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

In addition to satisfying the requirements of our Bylaws, including the deadline for notice of director nominations, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act no later than January 7, 2027.

27. Where can I find more information about the Company's SEC filings, governance documents and communicating with the Company and the Board?

SEC Filings and Reports

Our SEC filings, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports, are available free of charge on our Investor Relations website at https://investor.pypl.com/financials/sec-filings/default.aspx.

Corporate Governance Documents

The Governance Guidelines, charters of our principal Board committees, our Code of Business Conduct and Ethics and other key corporate governance documents and materials are available on our Investor Relations website at https://investor.pypl.com/governance/governance-overview/default.aspx.

Communicating with Management and Investor Relations

Stockholders may contact management or Investor Relations through our Investor Relations department by writing to Investor Relations at our principal executive offices at PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131 or by email at investorrelations@paypal.com.

Communicating with the Board

Our Board has adopted a process by which stockholders or other interested persons may communicate with the Board or any of its members. Stockholders and other interested parties may send communications in writing to any or all directors (including the Board Chair, Board committees or the independent directors as a group) in care of our Corporate Secretary, PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. All mail received may be opened and screened for security purposes. Certain items that are unrelated to the duties and responsibilities of the Board will not be forwarded. Such items include, but are not limited to: spam; junk mail, and mass mailings; new product suggestions; resumes and other forms of job inquiries; surveys; and business solicitations or advertisements. In addition, material that is trivial, obscene, unduly hostile, threatening, illegal, or similarly unsuitable items will not be forwarded.

Summary Contact Information

Area of Interest	Contact Information
Board of Directors	PayPal Holdings, Inc. Attn: Corporate Secretary 2211 North First Street San Jose, California 95131
PayPal Management	PayPal Investor Relations InvestorRelations@paypal.com
Annual Meeting	www.virtualshareholdermeeting.com/PYPL2026
Information for stockholders of record	Computershare Shareowner Services LLC www.computershare.com/contactus 1.800.522.6645
Information for beneficial holders	Broadridge Financial Solutions, Inc.: www.proxyvote.com 1.800.579.1639 or 1.866.540.7095 sendmaterial@proxyvote.com

Other Matters

The Board is not aware of any other matters that will be presented for consideration at the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons named in the accompanying form of proxy intend to vote on those matters in accordance with their best judgment.

By Order of the Board of Directors

Brian Y. Yamasaki
Secretary
Dated: April 7, 2026

Appendix A:
Reconciliation of Non-GAAP Financial Measures

This proxy statement contains certain non-GAAP measures of financial performance. These non-GAAP measures include non-GAAP operating income, transaction margin dollars, transaction margin dollars ex-interest on customer balances, non-GAAP diluted EPS, free cash flow, and adjusted free cash flow.

These non-GAAP measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the company's results of operations as determined in accordance with GAAP. These measures should be used to evaluate the company's results of operations only in conjunction with the corresponding GAAP measures. Reconciliation to the most directly comparable GAAP measure of all non-GAAP measures included in the proxy statement can be found in the tables below.

Reconciliation of GAAP Operating Income to Non-GAAP Operating Income, Transaction Margin Dollars, and Transaction Margin Dollars Ex-Interest on Customer Balances

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions, except percentages) (unaudited)		
GAAP operating income	$6,065	$5,325	$5,028
Amortization of acquired intangible assets	175	207	227
Restructuring[1]	138	306	180
Other[2]	—	—	(314)
Total non-GAAP operating income adjustments	313	513	93
Non-GAAP operating income	$6,378	$5,838	$5,121
Transaction margin adjustments:			
Customer support and operations	1,704	1,768	1,919
Sales and marketing	2,138	1,839	1,643
Technology and development	3,101	2,962	2,940
General and administrative	1,951	2,119	2,027
Restructuring and other	193	132	54
Non transaction-related expense	9,087	8,820	8,583
Transaction margin dollars	15,465	14,658	13,704
Interest on customer balances	1,230	1,284	918
Transaction margin dollars ex-interest on customer balances	$14,235	$13,374	$12,786

[1] Beginning in 2024, restructuring includes any stock-based compensation associated with the restructuring activities. The year ended December 31, 2024 includes $100 million of stock-based compensation expense. The year ended December 31, 2023 includes $61 million in asset impairment charges for right-of-use lease assets and related leasehold improvements in conjunction with exiting certain leased properties.

[2] The year ended December 31, 2023 includes $339 million in pre-tax gain, net of transaction costs, related to the sale of Happy Returns, and $21 million in fees related to credit externalization.

Reconciliation of GAAP Net Income to Non-GAAP Net Income and GAAP Diluted EPS to Non-GAAP Diluted EPS

	Year Ended December 31,		
	2025	2024	2023
	(In millions, except per share data) (unaudited)		
GAAP income before income taxes	$6,292	$5,329	$5,411
GAAP income tax expense	1,059	1,182	1,165
GAAP net income	5,233	4,147	4,246
Non-GAAP adjustments to net income:			
Non-GAAP operating income adjustments (see table above)	313	513	93
Net (gains) losses on strategic investments and crypto assets held for investment	(177)	285	(201)
Other[1]	(223)	31	39
Tax effect of non-GAAP adjustments	(4)	(141)	63
Non-GAAP net income	$5,142	$4,835	$4,240
Diluted net income per share:			
GAAP	$ 5.41	$ 3.99	$ 3.84
Non-GAAP	$ 5.31	$ 4.65	$ 3.83
Shares used in GAAP diluted share calculation	968	1,039	1,107
Shares used in non-GAAP diluted share calculation	968	1,039	1,107

[1] The year ended December 31, 2025 consists primarily of tax benefit related to a non-recurring internal legal entity restructuring. The years ended December 31, 2024 and 2023 consist primarily of tax expense (benefit) related to intra-group transfer of assets.

Reconciliation of Operating Cash Flow to Free Cash Flow and Adjusted Free Cash Flow

	Year Ended December 31,		
	2025	2024	2023
	(In millions) (unaudited)		
Net cash provided by operating activities	$6,416	$7,450	$4,843
Less: Purchases of property and equipment	(852)	(683)	(623)
Free cash flow	5,564	6,767	4,220
Net timing impact between originating credit receivables as held for sale and the subsequent sale of receivables	847	(133)	334
Adjusted free cash flow	$6,411	$6,634	$4,554

Appendix B:
PayPal Holdings, Inc.
2026 Equity Incentive Award Plan

PayPal Holdings, Inc.
2026 Equity Incentive Award Plan

1. DEFINED TERMS

Exhibit A, which is incorporated by reference, defines certain terms used in the Plan and includes certain operational rules related to those terms. The Plan is the successor to and continuation of the Prior Plan. As of the Effective Date, (i) no additional awards may be granted under the Prior Plan and (ii) all outstanding awards granted under the Prior Plan will remain subject to the terms of the applicable Prior Plan. All Awards granted under this Plan will be subject to the terms of this Plan.

2. PURPOSE

The purpose of the Plan is to advance the interests of the Company by providing for the grant to Participants of Awards.

3. ADMINISTRATION

The Plan will be administered by the Administrator. The Administrator has discretionary authority, subject only to the express provisions of the Plan and applicable law, to administer and interpret the Plan and any Awards; to determine eligibility for and grant Awards; to determine the exercise price, base value from which appreciation is measured, or purchase price, if any, and any other terms and conditions applicable to any Award, to determine, modify, accelerate or waive the terms and conditions of any Award (provided, that the Administrator will not have the authority to accelerate the vesting of any Performance Awards except as provided in Section 11.2(b) below); to determine the form of settlement of Awards (whether in cash, shares of Stock, other Awards or other property or a combination thereof); to prescribe forms, rules and procedures relating to the Plan and Awards; and to otherwise do all things necessary or desirable to carry out the purposes of the Plan or any Award. Determinations of the Administrator made with respect to the Plan or any Award are conclusive and bind all persons.

4. SHARE POOL; LIMITS ON AWARDS UNDER THE PLAN

4.1 Number of Shares. Subject to adjustment as provided in Section 11.2 below, the maximum number of shares of Stock that may be delivered in satisfaction of Equity Awards under the Plan is (i) 39,100,000 shares plus (ii) the number of shares of Stock underlying awards granted under the Prior Plan that, on or after the Effective Date, terminate, expire or are terminated, are settled in cash without the delivery of shares, or otherwise become available for grant under the Prior Plan in accordance with its terms (in the case of clause (ii), not to exceed 44,600,000 shares of Stock) (together, the "Share Pool"). Up to the total number of shares of Stock from the Share Pool may be delivered in satisfaction of ISOs, but nothing in this Section 4.1 will be construed as requiring that any, or any fixed number of, ISOs be granted under the Plan. For purposes of this Section 4.1, the number of shares of Stock delivered in satisfaction of Equity Awards will be determined (i) by reducing the Share Pool by the number of shares of Stock withheld by the Company in payment of the exercise price or purchase price of an Award or in satisfaction of withholding requirements for Tax-Related Items with respect to an Award, (ii) by reducing the Share Pool by the full number of shares covered by a SAR any portion of which is settled in Stock (and not only the number of shares of Stock delivered in settlement), and (iii) by increasing the Share Pool by any shares of Stock underlying any portion of an Award that is settled in cash or that expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the issuance (or retention by the Participant, in the case of Restricted Stock or Unrestricted Stock) of Stock. The payment of dividend equivalents in cash in conjunction with any outstanding Awards will not be counted against the shares available for issuance under the Plan. For the avoidance of doubt, the Share Pool will not be increased by any shares of Stock delivered under the Plan that are subsequently repurchased using proceeds directly attributable to Stock Option exercises. The limits set forth in this Section 4.1 will be construed to comply with the applicable requirements of Section 422.

4.2 Substitute Awards; Acquired Plans. The Administrator may grant Substitute Awards under the Plan. To the extent consistent with the requirements of Section 422 and other applicable legal requirements (including applicable stock exchange requirements), shares of Stock delivered in respect of Substitute Awards will be in addition to and will not reduce the Share Pool. Notwithstanding the foregoing or anything in Section 4.1 to the contrary, if any Substitute Award is settled in cash or expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the delivery (or retention, in the case of Restricted Stock or Unrestricted Stock) of Stock, the shares of Stock previously subject to such Award will not increase the Share Pool or otherwise be available for future grant under the Plan. The Administrator will determine the extent to which the terms and conditions of the Plan apply to Substitute Awards, if at all; provided, however, that Substitute Awards will not be subject to the limits described in Section 4.4 below. Further, subject to applicable stock exchange requirements, available shares of Stock under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and will not reduce the number of shares of Stock available for issuance under the Plan.

4.3 Type of Shares. Stock delivered by the Company under the Plan may be authorized but unissued Stock, treasury Stock or previously issued Stock acquired by the Company. Unless otherwise determined by the Administrator, no fractional shares of Stock will be delivered under the Plan.

4.4 Director Awards. The Administrator may grant Awards to Directors pursuant to a written, non-discretionary formula established by the Administrator, which policy will set forth the type of Award(s) to be granted to Directors, the number of shares of Stock (or value of such shares) to be subject to such Awards, the conditions on which the Awards will be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Administrator will determine in its discretion. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value of shares of Stock that may be granted during any fiscal year of the Company to any Director will not exceed $600,000; provided, however, that (i) the limit set forth in this sentence will be multiplied by two in the fiscal year in which a Director commences service on the Board, and (ii) the limit set forth in this sentence will not apply to awards made pursuant to a Director's election to receive an Award in lieu of all or a portion of a cash retainer for service on the Board or any committee thereunder.

5. ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among Employees and Directors of, and consultants to, the Company and its affiliates; provided, however, that, subject to such express exceptions, if any, as the Administrator may establish, eligibility will be further limited to those persons as to whom the use of a Form S-8 registration statement is permissible. Eligibility for ISOs is limited to individuals described in the first sentence of this Section 5 who are employees of the Company or of a "parent corporation" or "subsidiary corporation" of the Company as those terms are defined in Section 424 of the Code. Eligibility for Stock Options, other than ISOs, and SARs is limited to individuals described in the first sentence of this Section 5 who are providing direct services on the date of grant of the Award to the Company or to a subsidiary of the Company that would be described in the first sentence of Section 1.409A-1(b)(5)(iii)(E) of the U.S. Treasury Regulations.

6. RULES APPLICABLE TO AWARDS

6.1 All Awards.

(a) Award Provisions. The Administrator will determine the terms and conditions of all Awards, subject to the limitations provided herein. No term of an Award will provide for automatic "reload" grants of additional Awards upon the exercise of a Stock Option or SAR. By accepting (or, under such rules as the Administrator may prescribe, being deemed to have accepted) an Award, the Participant agrees (or will be deemed to have agreed) to the terms and conditions of the Award and the Plan. Notwithstanding any provision of the Plan to the contrary, Substitute Awards may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Administrator.

(b) Term of Plan. No Awards may be granted after ten years from the Effective Date, but previously granted Awards may continue beyond that date in accordance with their terms; provided, however, that in no event may an ISO be granted after the tenth anniversary of the date the Board adopts the Plan, subject to stockholder approval.

(c) Transferability. Neither ISOs nor, except as the Administrator otherwise expressly provides in accordance with the third sentence of this Section 6.1(c), other Awards may be transferred other than by will or by the laws of descent and distribution. During a Participant's lifetime, ISOs and, except as the Administrator otherwise expressly provides in accordance with the third sentence of this Section 6.1(c), SARs and NSOs may be exercised only by the Participant. The Administrator may permit the gratuitous transfer (*i.e.*, transfer not for value) of Awards other than ISOs, including for estate planning purposes, subject to applicable securities and other laws and such terms and conditions as the Administrator may determine.

(d) Vesting; Exercisability. The Administrator will determine the time or times at which an Award vests or becomes exercisable and the terms and conditions on which a Stock Option or SAR remains exercisable; provided, that, no portion of Awards granted under the Plan will vest before the one-year anniversary of the date of grant. Notwithstanding the foregoing, Awards that result in the issuance to one or more Participants of an aggregate of up to 5% of the shares of Stock that may be issued or transferred under the Plan (the "Five Percent Pool") may be granted without regard to such minimum vesting provision. Nothing in this Section 6.1(d) will preclude the Administrator from taking action, in its sole discretion, to accelerate the vesting of any Award in connection with or following a Participant's death, Disability, Termination of Service or the consummation of a Change in Control or from granting Awards that contain rights to accelerated vesting in any of the foregoing circumstances, and, in either case, any such vesting will not count against the Five Percent Pool.

(e) <u>Recovery of Compensation; Other Policies</u>. The Administrator may provide in any case that any outstanding Award (whether or not vested or exercisable), the proceeds from the exercise or disposition of any Award or Stock acquired under any Award, and any other amounts received in respect of any Award or Stock acquired under any Award will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted is not in compliance with any provision of the Plan or any applicable Award or violates any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, proprietary information, invention assignment or other restrictive covenant by which the Participant is bound. Each Award will be subject to any policy of the Company or any of its affiliates that relates to trading on material non-public information and permitted transactions with respect to shares of Stock, including limitations on hedging and pledging. In addition, each Award will be subject to any policy of the Company or any of its affiliates that provides for forfeiture, disgorgement, or clawback of compensation, including, without limitation, the Company's Mandatory Recovery Policy for Executive Officers and the Company's Clawback Policy, as such policies may be amended and in effect from time to time, and will be further subject to forfeiture and disgorgement to the extent required by law or applicable stock exchange listing standards, including, without limitation, Section 10D of the Exchange Act. Further, unless otherwise determined by the Administrator, to the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of an Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Participant will be required to repay any such excess amount to the Company. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees (or will be deemed to have agreed) to the terms of this Section 6.1(e) and to any clawback, recoupment or similar policy of the Company or any of its affiliates and further agrees (or will be deemed to have agreed) to cooperate fully with the Administrator, and to cause any and all permitted transferees of the Participant to cooperate fully with the Administrator, to effectuate any forfeiture or disgorgement described in this Section 6.1(e). Neither the Administrator nor the Company nor any other person, other than the Participant and the Participant's permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or the Participant's permitted transferees, if any, that may arise in connection with this Section 6.1(e).

(f) <u>Taxes</u>. The grant of an Award and the issuance, delivery, vesting and retention of Stock, cash or other property under an Award are conditioned upon the full satisfaction by the Participant of all tax and other withholding requirements with respect to the Award under applicable laws. The Administrator will prescribe such rules for the withholding of Tax-Related Items and other amounts with respect to any Award as it deems necessary. Without limitation to the foregoing, the Company or any affiliate of the Company will have the authority and the right to deduct or withhold (by any means set forth herein or in an Award agreement), or require a Participant to remit to the Company or an affiliate of the Company, an amount sufficient to satisfy all Tax-Related Items required by law to be withheld (including, any amount deemed by the Company, in its discretion, to be an appropriate charge to the Participant even if legally applicable to the Company or any affiliate of the Company). Subject to applicable laws, the Administrator, in its sole discretion, may hold back shares of Stock from an Award or permit a Participant to tender previously-owned shares of Stock in satisfaction of withholding requirements for Tax-Related Items and other amounts (but not in excess of the maximum withholding amount consistent with the Award being subject to equity accounting treatment under the Accounting Rules). Any amounts withheld pursuant to this Section 6.1(f) will be treated as though such amounts had been paid directly to the applicable Participant. In addition, the Company or an affiliate of the Company may, to the extent permitted by law, deduct any such withholding amounts for Tax-Related Items and other amounts from any payment of any kind otherwise due to a Participant from the Company or any of its affiliates.

(g) <u>Dividends and Dividend Equivalents</u>. The Administrator may provide for the payment of amounts (on terms and subject to such restrictions and conditions established by the Administrator) in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award whether or not the holder of such Award is otherwise entitled to share in the actual dividend or distribution in respect of such Award; provided, however, that (a) dividends or dividend equivalents relating to an Award that, at the dividend payment date, remains subject to a risk of forfeiture (whether service-based or performance-based) will be subject to the same risk of forfeiture as applies to the underlying Award and (b) no dividends or dividend equivalents will be payable with respect to Stock Options or SARs. Any entitlement to dividend equivalents or similar entitlements will be established and administered either consistent with an exemption from, or in compliance with, the applicable requirements of Section 409A.

(h) <u>Rights Limited</u>. Nothing in the Plan or any Award will be construed as giving any person the right to be granted an Award or to continued employment or service with the Company or any of its affiliates, or any rights as a stockholder except as to shares of Stock actually delivered under the Plan. The loss of existing or potential profit in any Award will not constitute an element of damages in the event of a Termination of Service for any reason, even if the termination is in violation of an obligation of the Company or any of its affiliates to the Participant.

(i) <u>Coordination with Other Plans</u>. Shares of Stock and/or Awards under the Plan may be issued or granted in tandem with, or in satisfaction of or substitution for, other Awards under the Plan or awards made under other compensatory plans or programs of the Company or any of its affiliates. For example, but without limiting the generality of the foregoing, awards under other compensatory plans or programs of the Company or any of its affiliates may be settled in Stock (including, without limitation, Unrestricted Stock) under the Plan if the Administrator so determines, in which case the shares delivered will be treated as awarded under the Plan (and will reduce the Share Pool).

(j) <u>Section 409A.</u>

(A) Without limiting the generality of Section 12.3 below, each Award will contain such terms as the Administrator determines and will be construed and administered, such that the Award either qualifies for an exemption from the requirements of Section 409A or satisfies such requirements.

(B) Notwithstanding anything to the contrary in the Plan or any Award agreement, the Administrator may unilaterally amend, modify or terminate the Plan or any outstanding Award, including but not limited to changing the form of the Award, if the Administrator determines that such amendment, modification or termination is necessary or desirable to avoid the imposition of any additional tax, interest or penalty under Section 409A.

(C) If a Participant is determined on the date of the Participant's Termination of Service to be a "specified employee" within the meaning of that term under Section 409A(a)(2)(B) of the Code, then, with regard to any payment that is considered nonqualified deferred compensation under Section 409A, to the extent applicable, payable on account of a "separation from service", such payment will be made or provided on the date that is the earlier of (i) the first business day following the expiration of the six-month period measured from the date of such "separation from service" and (ii) the date of the Participant's death (the "<u>Delay Period</u>"). Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 6.1(j)(C) (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such delay) will be paid, without interest, on the first business day following the expiration of the Delay Period in a lump sum and any remaining payments due under the Award will be paid in accordance with the normal payment dates specified for them in the applicable Award agreement.

(D) For purposes of Section 409A, each payment made under the Plan or any Award will be treated as a separate payment.

(E) With regard to any payment considered to be nonqualified deferred compensation under Section 409A, to the extent applicable, that is payable upon a change in control of the Company or other similar event, to the extent required to avoid the imposition of any additional tax, interest or penalty under Section 409A, no amount will be payable unless such change in control constitutes a "change in control event" within the meaning of Section 1.409A-3(i)(5) of the U.S. Treasury Regulations.

(F) The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company will have no obligation under this Section 6.1(j) or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to any Award.

6.2 <u>Restricted Stock.</u> The Administrator will establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that such purchase price will be no less than the par value of the Stock to be purchased, unless otherwise permitted by applicable law. All shares of Restricted Stock will, in the terms of each individual Award agreement, be subject to such restrictions on transferability and other restrictions and vesting requirements as the Administrator may provide.

6.3 <u>Performance Awards.</u> Performance Awards may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator.

6.4 <u>Restricted Stock Units.</u> At the time of grant, the Administrator will specify the date or dates on which the Restricted Stock Units will become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. The Administrator will specify, or permit the Participant to elect, the conditions and dates upon which the shares of Stock underlying the Restricted Stock Units will be issued, which dates will not be earlier than the date as of which the Restricted Stock Units vest and become nonforfeitable and which conditions and dates will be subject to compliance with Section 409A.

6.5 <u>Stock Options and SARs.</u>

(a) <u>Time and Manner of Exercise.</u> Unless the Administrator expressly provides otherwise, no Stock Option or SAR will be deemed to have been exercised until the Administrator receives a notice of exercise in a form acceptable to the Administrator that is signed by the appropriate person and accompanied by any payment required under the Award. The Administrator may limit or restrict the exercisability of any Stock Option or SAR in its discretion, including in connection with any Change in Control. Any attempt to exercise a Stock Option or SAR by any person other than the Participant will not be given effect unless and until the Administrator has received such evidence as it may require that the person exercising the Award has the right to do so.

(b) <u>Exercise Price.</u> The exercise price (or the base value from which appreciation is to be measured) per share of each Award requiring exercise must be no less than 100% (or, in the case of an ISO granted to a 10-percent stockholder within the meaning of Section 422(b)(6) of the Code, 110%) of the Fair Market Value of a share of Stock, determined as of the date of grant of the Award, or such higher amount as the Administrator may determine in connection with the grant.

(c) <u>Payment of Exercise Price.</u> Where the exercise of an Award (or portion thereof) is to be accompanied by payment, payment of the exercise price must be made by cash or check acceptable to the Administrator or by such other legally permissible means, if any, as may be acceptable to the Administrator.

(d) <u>Maximum Term.</u> The maximum term of Stock Options and SARs must not exceed 10 years from the date of grant (or five years from the date of grant in the case of an ISO granted to a ten-percent stockholder described in Section 6.5(b) above).

(e) <u>No Repricing.</u> Except in connection with a corporate transaction involving the Company (which term includes, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares) or as otherwise contemplated by Section 11 below, the Company may not, without obtaining stockholder approval, (i) amend the terms of outstanding Stock Options or SARs to reduce the exercise price or base value of such Stock Options or SARs, (ii) cancel outstanding Stock Options or SARs in exchange for Stock Options or SARs that have an exercise price or base value that is less than the exercise price or base value of the original Stock Options or SARs, or (iii) cancel outstanding Stock Options or SARs that have an exercise price or base value greater than the Fair Market Value of a share of Stock on the date of such cancellation in exchange for cash or other consideration.

7. LEGAL CONDITIONS ON DELIVERY OF STOCK

The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of shares of Stock and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state, federal and foreign securities law and margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. The Company may require, as a condition to the exercise of an Award or the delivery of shares of Stock under an Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act of 1933, as amended, or any applicable U.S. state or non-U.S. securities law. Any Stock delivered to Participants under the Plan will be evidenced in such manner as the Administrator determines appropriate, including book-entry registration or delivery of stock certificates. In the event that the Administrator determines that stock certificates will be issued in connection with Stock issued under the Plan, the Administrator may require that such certificates bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending the lapse of the applicable restrictions.

8. AMENDMENT AND TERMINATION

The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by applicable law, and may at any time terminate the Plan as to any future grants of Awards; provided, however, that except as otherwise expressly provided in the Plan or the applicable Award, the Administrator may not, without the Participant's consent, alter the terms of an Award so as to affect materially and adversely the Participant's rights under the Award, unless the Administrator expressly reserved the right to do so in the Plan or at the time the applicable Award was granted or unless the Administrator determines that such action is necessary or advisable to comply with applicable laws. Any amendments to the Plan will be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law (including the Code) or stock exchange requirements, as determined by the Administrator. For the avoidance of doubt, without limiting the Administrator's rights hereunder, no adjustment to any Award pursuant to the terms of Section 10 or Section 11 will be treated as an amendment requiring a Participant's consent.

9. OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not affect the right of the Company or any of its affiliates to grant any person bonuses or other compensation in addition to Awards under the Plan.

10. ESTABLISHMENT OF SUB-PLANS

The Administrator may at any time and from time to time (including before or after an Award is granted) establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan for Participants based outside of the U.S. and/or subject to the laws of countries other than the U.S., including by establishing one or more sub-plans, supplements or appendices under the Plan or any Award agreement for the purpose of complying or facilitating compliance with non-U.S. laws or taking advantage of favorable tax treatment or for any other legal or administrative reason determined by the Administrator. Any such sub-plan, supplement or appendix may contain, in each case, (i) such limitations on the

Administrator's discretion under the Plan and (ii) such additional or different terms and conditions, as the Administrator deems necessary or desirable and will be deemed to be part of the Plan but will apply only to Participants within the group to which the sub-plan, supplement or appendix applies (as determined by the Administrator); provided, however, that no sub-plan, supplement or appendix, rule or regulation established pursuant to this provision will increase the Share Pool.

11. EFFECT OF CERTAIN TRANSACTIONS

11.1 <u>Changes in and Distributions with Respect to Stock</u>.

(a) <u>Basic Adjustment Provisions</u>. In the event of a stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, reorganization, combination, spin-off, split-up or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other similar change in the Company's capital structure that constitutes an equity restructuring within the meaning of the Accounting Rules, the Administrator will make appropriate adjustments to the Share Pool, and will make appropriate adjustments to the number and kind of shares of stock or securities underlying Awards then outstanding or subsequently granted, any exercise or purchase prices (or base values) relating to Awards and any other provision of Awards affected by such change.

(b) <u>Certain Other Adjustments</u>. The Administrator may also make adjustments of the type described in Section 11.1(a) above to take into account distributions to stockholders other than those provided for in Sections 11.1(a) above or Section 11.2 below, or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan or any Award, having due regard for the qualification of ISOs under Section 422 and the requirements of Section 409A, to the extent applicable.

(c) <u>Continuing Application of Plan Terms</u>. References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 11.

11.2 <u>Change in Control</u>. Except as otherwise expressly provided in an Award agreement or other agreement or by the Administrator, the following provisions will apply in the event of a Change in Control:

(a) Subject to Section 11.2(b) below, and except as may otherwise be provided in any applicable Award agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant's Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards will become fully exercisable and all forfeiture restrictions on such Awards will lapse. Upon, or in anticipation of, a Change in Control, the Administrator may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and will give each Participant the right to exercise such Awards (if applicable) during a period of time as the Administrator, in its sole and absolute discretion, will determine. In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 will prevail and control and the more restrictive terms of such agreement (and only such terms) will be of no force or effect. Further, to the extent that there are tax consequences to the Participant as a result of the acceleration or lapsing of forfeiture restriction upon a Change in Control, the Participant will be responsible for payment of such taxes and will not be compensated for such payment by the Company or its subsidiaries.

(b) Except as may otherwise be provided in any applicable Award agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs during the performance period with respect to an outstanding Award that vests based on performance-based criteria, the performance period of such Award will end as of the date of the Change in Control and the performance-based criteria will be deemed to have been satisfied at the actual level of performance as of the date of the Change in Control, as determined by the Administrator, without proration, and such Award, to the extent deemed earned by the Administrator, will continue to be subject to time-based vesting following the Change in Control in accordance with the original vesting schedule; provided, however, that if the Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards will become fully vested pursuant to Section 11.2(a) above.

11.3 <u>No Other Rights</u>. Except as expressly provided in the Plan, no Participant will have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, will affect, and no adjustment by reason thereof will be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

12. MISCELLANEOUS

12.1 <u>No Rights to Awards; No Right to Employment or Services</u>. No person will have any claim to be granted any Award, and neither the Company nor the Administrator is obligated to treat eligible persons uniformly. Nothing in the Plan or any Award agreement will interfere with or limit in any way the right of the Company or any of its subsidiaries to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any of its subsidiaries.

12.2 <u>Waiver of Jury Trial</u>. By accepting or being deemed to have accepted an Award under the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan or any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By accepting (or being deemed to have accepted) an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company or any of its affiliates has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any disputes arising under the terms of the Plan or any Award made hereunder to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an Award hereunder.

12.3 <u>Limitation of Liability</u>. Notwithstanding anything to the contrary in the Plan or any Award, none of the Company, nor any of its affiliates, nor the Administrator, nor any person acting on behalf of the Company, any of its affiliates, or the Administrator, will be liable to any Participant, to any permitted transferee, to the estate or beneficiary of any Participant or any permitted transferee, or to any other person by reason of any acceleration of income, any additional tax, or any penalty, interest or other liability asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code, or otherwise asserted with respect to any Award.

12.4 <u>Unfunded Plan</u>. The Company's obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any Award. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.

12.5 <u>Relationship to Benefits</u>. No payment pursuant to the Plan will be taken into account in determining any benefits pursuant to any severance, resignation, termination, redundancy, end of service payments, long-term service awards, pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

13. GOVERNING LAW

13.1 <u>Governing Law</u>. Except as otherwise provided by the express terms of an Award agreement or under a sub-plan described in Section 10 above, the domestic substantive laws of the State of Delaware govern the provisions of the Plan and of Awards under the Plan and all claims or disputes arising out of or based upon the Plan or any Award under the Plan or relating to the subject matter hereof or thereof, without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction. Notwithstanding anything to the contrary herein, Equity Awards and shares of Stock will be granted, issued and administered consistent with the requirements of applicable Delaware law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems on which the Stock is listed or entered for trading, in each case as determined by the Administrator.

13.2 <u>Jurisdiction</u>. Subject to Section 12.2 and except as may be expressly set forth in an Award agreement, by accepting (or being deemed to have accepted) an Award, each Participant agrees or will be deemed to have agreed to (i) submit irrevocably and unconditionally to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the Plan or any Award; (ii) not commence any suit, action or other proceeding arising out of or based upon the Plan or any Award, except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware; and (iii) waive, and not assert, by way of motion as a defense or otherwise, in any such suit, action or proceeding, any claim that the Participant is not subject personally to the jurisdiction of the above-named courts that the Participant's property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the Plan or any Award or the subject matter thereof may not be enforced in or by such court.

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EXHIBIT A

Definition of Terms

The following terms, when used in the Plan, have the meanings and are subject to the provisions set forth below:

"Accounting Rules": Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor provision.

"Administrator": The Compensation Committee, except that the Board may at any time act in the capacity of the Administrator (including with respect to such matters that are not delegated to the Compensation Committee by the Board (whether pursuant to committee charter or otherwise), if applicable). The Compensation Committee (or the Board, with respect to such matters over which it retains authority under the Plan or otherwise) may delegate (i) to one or more of its members (or one or more other members of the Board (including the full Board)) such of its duties, powers and responsibilities as it may determine; (ii) to one or more officers of the Company the power to grant or amend Awards to the extent permitted by applicable law; and (iii) to such Employees or other persons as it determines such ministerial tasks as it deems appropriate. For purposes of the Plan, the term "Administrator" will include the Board, the Compensation Committee, and the person or persons delegated authority under the Plan to the extent of such delegation, as applicable.

"Award": Any or a combination of the following:

> (a) Stock Options.

> (b) SARs.

> (c) Restricted Stock.

> (d) Unrestricted Stock.

> (e) Stock Units, including Restricted Stock Units.

> (f) Performance Awards.

> (g) Cash Awards.

> (h) Awards (other than Awards described in (a) through (g) above) that are convertible into or otherwise based on Stock.

"Board": The Board of Directors of the Company.

"Cash Award": An Award denominated in cash.

"Change in Control": Any of:

> (a) A transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Section 13(d) and Section 14(d)(2) of the Exchange Act) (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

> (b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (a) or (c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

> (c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

>> (i) which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group will be treated for purposes of this clause (c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's stockholders approve a liquidation or dissolution of the Company.

In addition, if the Change in Control constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Code, to the extent required, the transaction or event described in clause (a), (b), (c) or (d) with respect to such Award must also constitute a "change in control event" as defined in U.S. Treasury Regulation § 1.409A-3(i)(5). The Administrator will have full and final authority, which will be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

"Code": The U.S. Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect, including any applicable regulations and guidance thereunder.

"Company": PayPal Holdings, Inc., a Delaware corporation.

"Compensation Committee": The Compensation Committee of the Board (or any successor thereof).

"Director": A member of the Board who is not an Employee.

"Disability": In the case of any Participant who is party to an employment, change of control or severance-benefit agreement or plan that contains a definition of "Disability" (or a corollary term), the definition set forth in such agreement or plan applies with respect to such Participant for purposes of the Plan for so long as such agreement or plan is in effect. In every other case, "Disability" means, as determined by the Administrator, that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time, or if Participant is otherwise ineligible to participate in the Company's long-term disability insurance program or resides outside the United States and no such program exists, means that the Participant is unable to perform his or her duties with the Company or its subsidiary by reason of a medically determinable physical or mental impairment, as determined by a physician acceptable to the Company, which is permanent in character or which is expected to last for a continuous period of more than six (6) months.

"Effective Date": The date the Plan was approved by the Company's stockholders.

"Employee": Any person who is employed by the Company or any of its subsidiaries.

"Equity Award": An Award other than a Cash Award.

"Exchange Act": The U.S. Securities Exchange Act of 1934, as amended.

"Fair Market Value": As of a particular date, (i) the closing price for a share of Stock reported on Nasdaq (or any other national securities exchange on which the Stock is then listed) for that date or, if no closing price is reported for that date, the closing price on the immediately preceding date on which a closing price was reported or (ii) in the event that the Stock is not traded on a national securities exchange, the fair market value of a share of Stock determined by the Administrator consistent with the rules of Section 422 and Section 409A to the extent applicable. For the avoidance of doubt, for purposes of withholding and reporting any applicable Tax-Related Items, the fair market value of a share of Stock may be determined using such other methodology as may be required by applicable laws or as appropriate for administrative reasons.

"ISO": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422. Each Stock Option granted pursuant to the Plan will be treated as providing by its terms that it is to be an NSO unless, as of the date of grant, it is expressly designated as an ISO in the applicable Award agreement.

"NSO": A Stock Option that is not intended to be an "incentive stock option" within the meaning of Section 422.

"Participant": A person who is granted an Award under the Plan.

"Performance Award": An Award subject to performance vesting conditions, which may include Performance Criteria.

"Performance Criteria": Specified criteria, other than the mere continuation of employment with, or service to, the Company or a subsidiary or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. A Performance Criterion and any targets with respect thereto need not be based upon an increase, a positive or improved result or avoidance of loss and may be applied to a Participant individually, or to a business unit or division of the Company or to the Company as a whole. A Performance Criterion may also be based on individual performance and/or subjective performance criteria (or any combination of any of the criteria described in this definition). The Administrator may, in its sole discretion, at the time of grant, or unless otherwise required by applicable law, any time thereafter, provide that one or more of the Performance Criteria applicable to such Award will be adjusted in a manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions and other unusual or infrequently occurring items, including the cumulative effects of tax or accounting changes) occurring during the performance period that affect the applicable Performance Criterion or Criteria.

"Plan": The PayPal Holdings, Inc. 2026 Equity Incentive Award Plan, as from time to time amended and in effect.

"Prior Plan": The PayPal Holdings, Inc. 2015 Equity Incentive Award Plan.

"Restricted Stock": Stock subject to restrictions requiring that it be forfeited, redelivered or offered for sale to the Company if specified performance or other vesting conditions are not satisfied.

"Restricted Stock Unit": A Stock Unit that is, or as to which the delivery of Stock or of cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.

"SAR": A right entitling the holder upon exercise to receive an amount (payable in cash or in shares of Stock of equivalent value) equal to the excess of the Fair Market Value of the shares of Stock subject to the right over the base value from which appreciation under the SAR is to be measured.

"Section 409A": Section 409A of the Code and the regulations thereunder.

"Section 422": Section 422 of the Code and the regulations thereunder.

"Stock": Common stock of the Company, par value $0.0001 per share.

"Stock Option": An option entitling the holder to acquire shares of Stock upon payment of the exercise price.

"Stock Unit": An unfunded and unsecured promise, denominated in shares of Stock, to deliver Stock or cash measured by the value of Stock in the future.

"Substitute Award": An award granted under the Plan in substitution for one or more equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition.

"Tax-Related Items": All U.S. and non-U.S. federal, state and local income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to participation in the Plan and legally applicable to Participant as a result of participation in the Plan.

"Termination of Service": As determined by the Administrator in its sole discretion, a Participant's cessation of service to the Company or any subsidiary, including:

(a) As to a consultant to the Company or a subsidiary, the time when the engagement of the Participant is terminated for any reason, but excluding a termination where there is a simultaneous commencement of employment with the Company or any subsidiary.

(b) As to a Director, the time when the Participant ceases to be a Director for any reason, but excluding: (i) a termination where there is simultaneous commencement of employment with the Company or any subsidiary and (ii) a termination which is followed by the simultaneous establishment of a consulting relationship by the Company or any subsidiary.

(c) As to an Employee, the time when the Participant ceases to be actively employed or to provide services to the Company or a subsidiary for any reason, but excluding: (i) a termination where there is a simultaneous reemployment or continuing employment of the Participant by the Company or any subsidiary, (ii) a termination which is followed by the simultaneous establishment of a consulting relationship by the Company or any subsidiary, and (iii) a termination where a Participant simultaneously becomes a Director.

For purposes of the Plan, a Participant will be deemed to have a Termination of Service in the event that the subsidiary employing or contracting with such Participant ceases to remain a Company subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

"Unrestricted Stock": Stock not subject to any restrictions under the terms of the Award.

PayPal Holdings, Inc.
2026 Equity Incentive Award Plan
Restricted Stock Unit Award Grant Notice
and Restricted Stock Unit Award Agreement

[Name]   Award Number:

[Country]

Grant Date: Type: RSU

Company Shares:

Effective as of the Grant Date set forth above (the "*Grant Date*"), PayPal Holdings, Inc., a Delaware corporation (the "Company"), pursuant to its 2026 Equity Incentive Award Plan, as amended and restated from time to time (the "*Plan*"), hereby grants to the individual named above ("*Participant*"), an award of Restricted Stock Units ("RSUs") with respect to the number of shares of Stock provided above in this Grant Notice (the "*Shares*"). This Restricted Stock Unit Award (the "*Award*") is subject to all of the terms and conditions set forth in this Restricted Stock Unit Award Grant Notice (this "*Grant Notice*"), the Restricted Stock Unit Award Agreement attached hereto as Exhibit A (the "*Award Agreement*"), and the additional provisions for Participant's country, if any, attached hereto as Exhibit B (together with the Grant Notice and the Award Agreement, the "*Agreement*") and the Plan, all of which are incorporated herein by reference. Any capitalized terms used in this Agreement without definition have the meanings ascribed to such terms in the Plan.

The Award will vest in increments as indicated below. The Administrator has the sole and absolute discretion to determine the applicable vesting schedule for each award granted under the Plan.

[Vesting Schedule]

All vesting is subject to Participant's continued service with the Company or a subsidiary of the Company through each applicable vesting date and Participant not having experienced a Termination of Service.

By Participant's signature and the Company's signature below, or by Participant's acceptance of the Agreement through the Company's designated online acceptance procedure, Participant agrees to be bound by the terms and conditions of the Plan and the Agreement. Participant has reviewed and fully understands all provisions of the Plan and the Agreement, and has had an opportunity to obtain the advice of counsel prior to executing the Agreement or accepting the Agreement through the Company's designated online acceptance procedure. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Company with respect to any questions arising under the Plan or the Agreement.

If Participant has not executed the Agreement or affirmatively accepted or rejected the Agreement through the Company's designated online acceptance procedure prior to the first scheduled vesting date of the Award as set forth in this Grant Notice, Participant will be deemed to have accepted the Award and all terms and conditions applicable to the Award. If Participant rejects the Award, the Award will be cancelled and no benefits from the Award nor any compensation or benefits in lieu of the Award will be provided to Participant.

PayPal Holdings, Inc.	Date
[Name]	Date

EXHIBIT A
To Restricted Stock Unit Award Grant Notice

PayPal Holdings, Inc. Restricted Stock Unit Award Agreement

Pursuant to the Restricted Stock Unit Award Grant Notice (the "*Grant Notice*") to which this Restricted Stock Unit Award Agreement is attached (together with the Grant Notice and the additional provisions for Participant's country, if any, attached hereto as Exhibit B, the "*Agreement*"), PayPal Holdings, Inc., a Delaware corporation (the "*Company*"), has granted to Participant an award of Restricted Stock Units ("*RSUs*") with respect to the number of shares of Stock ("*Shares*") under the Company's 2026 Equity Incentive Award Plan, as it may be amended and restated from time to time (the "*Plan*"), as set forth in the Grant Notice.

GENERAL

1. Definitions. Any capitalized terms used in this Agreement without definition have the meanings ascribed to such terms in the Plan, as applicable.

2. Incorporation of Terms of Plan. The Award is subject to the terms and conditions of the Plan, which are incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.

AGREEMENT

1. Grant of the RSUs. As set forth in the Grant Notice, as of the Grant Date (as defined in the Grant Notice), the Company hereby grants to Participant the RSUs, subject to all the terms and conditions in this Agreement and the Plan. However, no Shares will be issued to Participant until the time set forth in Section 2. Prior to the actual issuance of any Shares, such RSUs will represent an unsecured obligation of the Company, payable only from the general assets of the Company. Unless otherwise determined by the Administrator, the RSUs include a right to receive an amount equal to the value of any dividends paid on the Stock for which the dividend record date occurs between the Grant Date and the date the RSUs are settled or forfeited ("*Dividend Equivalents*"). Subject to vesting, each Dividend Equivalent entitles Participant to receive the equivalent value of any such dividends paid on the number of Shares underlying the RSUs that are outstanding during such period. Dividend Equivalents will be (i) accrued (without interest), (ii) settled in cash or, subject to the approval of the Administrator, in Shares, and (iii) subject to the same conditions as the RSUs to which they are attributable, including, without limitation, the vesting conditions, the provisions governing the time of settlement of the RSUs, and any additional provisions for Participant's country in Exhibit B.

2. Issuance of Stock and Payment of Dividend Equivalents. As soon as administratively practicable after each date that RSUs vest (each, a "*Vesting Date*") (and in no event later than March 15 following the calendar year of the applicable Vesting Date), the Company will promptly (i) cause to be issued (either in book-entry form or otherwise) to Participant or Participant's beneficiaries, as the case may be, Shares with respect to RSUs that become vested on each Vesting Date, and (ii) pay any accrued Dividend Equivalents with respect to such Shares, in each case subject to Section 3 hereof; *provided* that Participant has not experienced a Termination of Service on or prior to such Vesting Date. Unless otherwise determined by the Administrator and permitted by the Plan, no fractional Shares will be issued under this Agreement. The vesting of the RSUs and associated Dividend Equivalents will cease immediately upon a Termination of Service, as further described in Section 8(m) below, and any unvested RSUs and associated Dividend Equivalents awarded by this Agreement will be forfeited upon such Termination of Service.

3. Responsibility for Taxes. Participant acknowledges that, regardless of any action taken by the Company and/or Participant's employer (the "*Employer*"), the ultimate liability for all Tax-Related Items is and remains Participant's responsibility and may exceed the amount (if any) withheld by the Company or the Employer. Participant further acknowledges that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Award, including, but not limited to, the grant, vesting, settlement, release or cancellation of the RSUs and associated Dividend Equivalents, the issuance of Shares upon settlement of the RSUs, the subsequent sale of Shares acquired pursuant to such issuance and the receipt of any dividends, and (b) do not commit to and are under no obligation to structure the terms of the Award or any aspect of the RSUs to reduce or eliminate Participant's liability for Tax-Related Items or achieve any particular tax result. Further, if Participant is or becomes subject to Tax-Related Items in more than one jurisdiction, Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

In connection with any relevant taxable or tax withholding event, as applicable, Participant agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy the Tax-Related Items. In this regard, Participant authorizes the Company and/or the Employer (or their respective agents), at their discretion and pursuant to such procedures as they may specify from time to time, to satisfy their obligations (if any) with regard to the Tax-Related Items by one or a combination of the following:

(i) withholding a net number of otherwise issuable vested Shares having a then-current Fair Market Value not exceeding the amount necessary to satisfy the withholding obligation of the Company and/or the Employer pursuant to the terms and conditions of the Plan or other applicable withholding rates;

(ii) arranging for the Company-designated broker to sell on the market a portion of the otherwise issuable vested Shares that have an aggregate market value sufficient to pay the Tax-Related Items (also known as a "*sell to cover*"), on Participant's behalf and at Participant's direction pursuant to this authorization;

(iii) withholding from Participant's wages or other cash compensation payable to Participant by the Company, the Employer, or any subsidiary of the Company (including from any Dividend Equivalents);

(iv) requiring Participant to make a payment in cash (or cash equivalent) to the Company or the Employer; and/or

(v) any other method determined by the Company to be permitted under the Plan and applicable laws;

provided, however, that if Participant is an officer of the Company subject to Section 16 of the Exchange Act, then the obligations with regard to the Tax-Related Items will be satisfied by first withholding any otherwise payable Dividend Equivalents upon the relevant taxable or tax withholding event, as applicable, and then withholding a net number of otherwise issuable vested Shares upon the relevant taxable or tax withholding event, as applicable, as described in clause (i) above, unless the use of such withholding method would result in adverse consequences under applicable tax or securities law or accounting principles, in which case the obligations with regard to the Tax-Related Items in excess of the amount of otherwise payable Dividend Equivalents will be satisfied by the method described in clause (ii) above.

Unless otherwise determined by the Administrator and permitted by the Plan, no fractional Shares will be sold to cover or withheld to cover Tax-Related Items. The Company may withhold or account for Tax-Related Items by considering statutory withholding amounts or other withholding rates, including maximum rates applicable in Participant's jurisdiction(s). In the event of over-withholding, Participant may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent amount in Shares) from the Company or the Employer; otherwise, Participant may be able to seek a refund from the local tax authority. In the event of under-withholding, Participant may be required to pay any additional Tax-Related Items directly to the applicable tax authority. If the obligation for Tax-Related Items is satisfied by withholding a number of Shares as described in (i) above, for tax purposes Participant will be deemed to have been issued the full number of Shares subject to the vested RSUs, notwithstanding that a number of Shares are held back solely for the purpose of paying the Tax-Related Items. The Company may refuse to issue or deliver the Shares or refuse to deliver the proceeds of the sale of Shares if Participant fails to comply with Participant's obligations in connection with the Tax-Related Items.

4. Rights as Stockholder. Neither Participant nor any person claiming under or through Participant will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares (which may be in book entry form) will have been issued and recorded in the records of the Company or its transfer agents or registrars, and delivered to Participant (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, Participant will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

5. Conditions to Issuance of Certificates. Notwithstanding any other provision of this Agreement, the Company will not be required to issue or deliver any certificate or certificates for any Shares (or make any book entries representing Shares) prior to the fulfillment of all of the following conditions: (a) the admission of the Shares to listing on all stock exchanges on which such Shares are then listed, (b) the completion of any registration or other qualification of the Shares under any U.S. or non-U.S. federal, state or local law or under rulings or regulations of the U.S. Securities and Exchange Commission or other governmental regulatory body (including any applicable non-U.S. governmental regulatory body), which the Company will, in its sole and absolute discretion, deem necessary and advisable, (c) the obtaining of any approval or other clearance from any U.S. or non-U.S. federal, state or local governmental agency that the Company will, in its absolute discretion, determine to be necessary or advisable and (d) the lapse of any such reasonable period of time following the date the RSUs vest as the Company may from time to time establish for reasons of administrative convenience.

6. Plan Governs. This Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan, the provisions of the Plan will govern.

7. Award Not Transferable. This Award and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this Award, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this Award and the rights and privileges conferred hereby immediately will become null and void.

8. <u>Nature of Grant</u>. By accepting the Award, Participant acknowledges, understands and agrees that:

(a) the Plan is established voluntarily by the Company and is discretionary in nature, and the Plan and this Agreement may be modified, amended, or terminated by the Company at any time, to the extent permitted by the Plan;

(b) the Plan is operated and the RSUs are granted solely by the Company, and only the Company is a party to this Agreement; accordingly, any rights Participant may have under this Agreement may be raised only against the Company but not any subsidiary of the Company (including, but not limited to, the Employer);

(c) no subsidiary or affiliate of the Company (including, but not limited to, the Employer) has any obligation to make any payment of any kind to Participant under this Agreement;

(d) the grant of the RSUs is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of RSUs, or benefits in lieu of RSUs, even if RSUs have been granted in the past;

(e) all decisions with respect to future grants of RSUs, if any, will be at the sole discretion of the Company;

(f) Participant is voluntarily participating in the Plan;

(g) the grant of the RSUs and Participant's participation in the Plan will not create a right to employment or service or be interpreted as forming an employment or service contract with the Company, the Employer or any subsidiary of the Company and will not interfere with the ability of the Company, the Employer or any subsidiary of the Company to terminate Participant's employment or service relationship (if any);

(h) the RSUs and any Shares subject to the RSUs, and the income from and value of such RSUs and any Shares subject thereto, are not intended to replace any pension rights or compensation;

(i) the RSUs and any Shares subject to the RSUs, and the income from and value of such RSUs and any Shares subject thereto, are not part of normal or expected compensation or salary for any purpose, including but not limited to calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, holiday pay, pension or retirement or welfare benefits or similar payments;

(j) unless otherwise agreed with the Company in writing, the RSUs and the Shares subject to the RSUs, and the income from and value of such RSUs and any Shares subject thereto, are not granted as consideration for, or in connection with, the service Participant may provide as a director of a subsidiary of the Company;

(k) the future value of the Shares subject to the RSUs is unknown, indeterminable and cannot be predicted with certainty;

(l) no claim or entitlement to compensation or damages arises from forfeiture of the RSUs resulting from (i) Participant ceasing to provide services to the Company, the Employer or any subsidiary of the Company (whether or not such cessation of services is later found to be invalid or in breach of applicable laws in the jurisdiction where Participant is employed or providing services or the terms of Participant's employment agreement or service contract, if any) and/or (ii) the application of the Clawback Policy as described in Section 17 below;

(m) in the event of Participant's Termination of Service (whether or not such Termination of Service is later found to be invalid or in breach of applicable laws in the jurisdiction where Participant is employed or providing services or the terms of Participant's employment agreement or service contract, if any), unless otherwise provided by this Agreement or determined by the Company, Participant's right to vest in the RSUs, if any, will terminate effective as of the date that Participant is no longer actively providing services and will not be extended by any notice period (*e.g.*, active service would not include any contractual notice period or any period of "*garden leave*" or similar period mandated under applicable laws in the jurisdiction where Participant is employed or providing services or the terms of Participant's employment agreement or service contract, if any); the Administrator will have the sole discretion to determine when Participant is no longer actively providing services for purposes of the RSUs; and

(n) neither the Company, the Employer nor any subsidiary of the Company will be liable for any foreign exchange rate fluctuation between Participant's local currency and the United States dollar that may affect the value of the RSUs or any amounts due to Participant pursuant to the vesting of the RSUs or the subsequent sale of any Shares acquired under the Plan.

9. <u>No Advice Regarding Grant</u>. Participant acknowledges and agrees that the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding participation in the Plan, or Participant's acquisition or sale of Shares. Participant understands and agrees that Participant should consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan before taking any action related to the Plan.

10. <u>Insider Trading Restrictions/Market Abuse Laws</u>. Participant may be subject to insider trading restrictions and/or market abuse laws, which may affect Participant's ability to accept, acquire, sell or otherwise dispose of Shares or rights to Shares during such times as Participant is considered to have "inside information" regarding the Company (as defined by applicable laws or regulations, including applicable laws or regulations in Participant's country). Local insider trading laws

and regulations may prohibit the cancellation or amendment of orders Participant places before possessing inside information. Furthermore, Participant could be prohibited from (i) disclosing the inside information to any third party (other than on a "need to know" basis) and (ii) "tipping" third parties, including but not limited to fellow employees, or causing them otherwise to buy or sell securities.

Any restrictions under these laws or regulations are separate from, and in addition to, any restrictions that may be imposed under any applicable Company insider trading policy. Participant is responsible for complying with any applicable restrictions and should speak with a personal legal advisor on this matter.

11. Foreign Asset/Account Reporting; Exchange Controls. Participant's country may have certain foreign asset and/or account reporting requirements and/or exchange controls that may affect Participant's ability to acquire or hold Shares or cash received from participating in the Plan (including from any dividends or Dividend Equivalents received or sale proceeds arising from the sale of Shares) in a brokerage or bank account outside Participant's country. Participant may be required to report such accounts, assets, or transactions to tax or other authorities in Participant's country. Participant may also be required to repatriate sale proceeds or other funds received as a result of Participant's participation in the Plan to Participant's country through a designated broker or bank and/or within a certain time after receipt. Participant acknowledges and agrees that it is Participant's responsibility to be compliant with such regulations, and that Participant should consult his or her personal legal advisor for any details.

12. *Data Privacy Information and Consent. This section references the PayPal Privacy Statements that describe the Company's privacy and data protection practices for the personal data of Company employees, available at: https://careers.pypl.com/paypal-privacy-statements/ (referred to as the "Privacy Statements").*

To participate in the Plan, Participant will need to (i) review the information provided below about the collection, processing and transfer of Participant's Personal Data (as defined below) and (ii) consent to the collection, processing and transfer of Participant's Personal Data. The Controller of Participant's Personal Data for purposes of the Plan is the Company, located at 2211 North First Street, San Jose, CA 95131, U.S.A.

(a) Data Collection and Usage. The Company and the Employer collect, process and use certain personal information about Participant, such as: Participant's name, home address and telephone number, email address, date of birth, social insurance number, tax ID number, passport or other identification number in a government issued document, salary, nationality, job title, any shares or directorships held in the Company, and details of all entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in Participant's favor ("Personal Data"), for the purposes of implementing, administering and managing the Plan. The legal basis, where required, for the processing of Personal Data by the Company and the Employer is set forth in the applicable Privacy Statement.

(b) Stock Plan Administration Service Providers. The Company transfers Personal Data to Morgan Stanley Smith Barney, LLC and/or certain of its affiliates (collectively, "Morgan Stanley"), an independent service provider based in the United States, which is assisting the Company with the implementation, administration and management of the Plan. The Company may select a different service provider or additional service providers and share Personal Data with any such other provider serving in a similar manner. Participant may be asked to agree on separate terms and data processing practices with the service provider, with such agreement being a condition to participating in the Plan. The Company's legal basis, where required, for the transfer of Personal Data to Morgan Stanley or such different or additional service providers as the Company may select is Participant's consent.

(c) International Data Transfers. The Company and its service providers are based in the United States. The Privacy Statements describe the transfer and sharing of Personal Data among the Company and its subsidiaries, affiliates and personnel worldwide.

The Company may receive, process, transfer and share Personal Data with its subsidiaries and affiliates on the basis of data transfer agreements or other appropriate safeguards permissible under applicable law and as further set out in the Privacy Statements. The Company may transfer Personal Data in the European Union ("EU") to a country outside the EU because the Company has established Binding Corporate Rules ("BCRs"). For Personal Data outside the EU, the Company has entered into an Intra Group Data Processing Agreement among the various affiliates of the Company group. Both BCRs and the Privacy Statements are available on the Company's intranet site.

(d) Data Retention. The Company and its subsidiaries and affiliates will keep Personal Data for the purpose of this Agreement only as long as is necessary to implement, administer and manage Participant's participation in the Plan or to comply with legal or regulatory obligations, including, without limitation, under tax and securities laws. When Personal Data is no longer needed for any of the foregoing purposes under the Plan, the Company and its subsidiaries and affiliates will cease to use the Personal Data and remove it from their systems as reasonably practicable with respect to the Plan. This provision addresses only the retention and removal of Personal Data collected and used for purposes of the Plan. If Personal Data has been collected and used for other purposes, it may be retained for such purposes, as set forth in the applicable Privacy Statement.

(e) *Voluntariness and Consequences of Consent Denial or Withdrawal.* As set forth above, the transfer of Personal Data to Morgan Stanley or such different or additional service providers as the Company may select is based on Participant's consent. Participation in the Plan is voluntary and Participant is providing the consent herein on a purely voluntary basis. If Participant does not consent, or if Participant later seeks to revoke Participant's consent, Participant's salary from or employment with the Employer will not be affected; the only consequence of refusing or withdrawing Participant's consent is that the Company would not be able to administer or maintain Participant's participation in the Plan.

(f) *Data Subject Rights.* Subject to the conditions set out in applicable law, Participant may, without limitation, have the rights of access, rectification, erasure, restriction and objection with respect to the Company as set out in the applicable Privacy Statement under "what are my rights" (available on the Company's intranet site or at the link provided in the introduction to this Section 12 above).

By participating in the Plan and indicating consent via the Company's acceptance procedure, Participant is declaring that Participant agrees with the transfer of Personal Data to Morgan Stanley and other service providers as described herein, and consents to such transfer of Personal Data by the Company and its subsidiaries and affiliates for the purposes of the Plan.

13. Electronic Delivery and Participation. The Company may, in its sole discretion, decide to deliver any documents related to the RSUs or any future RSUs granted under the Plan by electronic means or request Participant's consent to participate in the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an electronic system established and maintained by the Company or a third party designated by the Company.

14. Language. Participant acknowledges that Participant is sufficiently proficient in English, or has consulted with an advisor who is sufficiently proficient in English, so as to allow Participant to understand the terms and conditions of this Agreement. Furthermore, if Participant has received this Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, unless otherwise required by applicable laws.

15. Governing Law and Choice of Venue. The laws of the State of Delaware govern the interpretation, validity, administration, enforcement and performance of the terms of this Agreement (including the additional provisions for Participants outside the U.S. attached to this Agreement as Exhibit B), without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

For purposes of litigating any dispute that arises directly or indirectly in respect of this Award, the parties hereby submit to and consent to the exclusive jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware and agree that such litigation will be conducted in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware, and no other courts, where this grant is made and/or to be performed.

16. Conformity to U.S. Securities Laws. Participant acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all provisions of the Securities Act of 1933, as amended, and the Exchange Act, and any and all regulations and rules promulgated thereunder by the U.S. Securities and Exchange Commission, including, without limitation, Rule 16b-3 under the Exchange Act, as well as any applicable stock exchange rules or listing standards. Notwithstanding anything herein to the contrary, the Plan will be administered, and the Award is granted, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Agreement will be deemed amended to the extent necessary to conform to such laws, rules and regulations.

17. Award Subject to Clawback. The Award and any cash payment or Shares delivered pursuant to the Award are subject to forfeiture, recovery by the Company or other action pursuant to any clawback or recoupment policy which the Company may adopt from time to time, including, without limitation, the Company's Mandatory Recovery Policy for Executive Officers, or any other policy which the Company may be required to adopt under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law (collectively, the "Clawback Policy"). Further, the RSUs, and any Shares issued or Dividend Equivalents paid on vesting of the RSUs, will be subject to deduction, clawback or forfeiture to the extent required to comply with any recoupment requirement imposed under applicable laws, rules, regulations or stock exchange listing standards. In order to satisfy any recoupment obligation arising under the Clawback Policy, among other things, Participant expressly and explicitly authorizes the Company to issue instructions, on Participant's behalf, to any brokerage firm or stock plan service provider engaged by the Company to hold any Shares or other amounts acquired pursuant to the RSUs to re-convey, transfer or otherwise return such Shares and/or other amounts to the Company upon the Company's enforcement of the Clawback Policy.

18. Amendment, Modification and Termination. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise modified or terminated at any time or from time to time by the Administrator, *provided* that, except as may otherwise be provided by the Plan, no amendment, modification or termination of this Agreement will adversely affect the Award in any material respect without the prior written consent of Participant.

19. <u>Notices</u>. Notices required or permitted hereunder will be given in writing and will be deemed effectively given upon (i) personal delivery, (ii) transmission, if sent by email or other electronic means, or (iii) deposit in the post by certified mail, or its non-U.S. equivalent, with postage and fees prepaid, addressed to Participant at his or her address or email address shown in the Company records, and to the Company at its principal executive office or such email address as the Company designates.

20. <u>Successors and Assigns</u>. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, and to the extent permissible under local law, this Agreement will be binding upon Participant and his or her heirs, executors, administrators, successors and assigns.

21. <u>Compliance in Form and Operation</u>. This Agreement and the RSUs are intended to be exempt from or comply with Section 409A and will be interpreted in a manner consistent with that intention, to the extent Participant is or becomes subject to U.S. federal income taxation. Notwithstanding any other provisions of this Agreement, the Company reserves the right in its sole and absolute discretion, to the extent the Company deems necessary or advisable, if Participant is or becomes subject to U.S. federal income taxation, and without any obligation to do so or to indemnify Participant for any failure to do so, to unilaterally amend the Plan and/or this Agreement to ensure that all RSUs are awarded in a manner that qualifies for exemption from or complies with Section 409A, *provided, however*, that the Company makes no representation that the RSUs will comply with or be exempt from Section 409A and makes no undertaking to preclude Section 409A from applying to the RSUs.

22. <u>Country-Specific Provisions</u>. The Award will be subject to any additional or different provisions set forth in <u>Exhibit B</u> of the Grant Notice for Participant's country, if any. If Participant relocates to one of the countries included in <u>Exhibit B</u> of the Grant Notice prior to any Vesting Date or while holding Shares issued upon vesting of the RSUs, the additional provisions for such country will apply to Participant, to the extent the Company determines that the application of such provisions is advisable or necessary for legal, tax or administrative reasons. <u>Exhibit B</u> of the Grant Notice constitutes part of this Agreement.

23. <u>Imposition of Other Requirements</u>. The Company reserves the right to impose other requirements on the RSUs and on any Shares issued upon vesting of the RSUs, to the extent the Company determines it is necessary or advisable for legal, regulatory or administrative reasons, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

24. <u>Entire Agreement</u>. The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof, *provided, however*, that if Participant is also a participant in the Company's Executive Change in Control and Severance Plan, as it may be amended or restated, the applicable provisions of such plan will apply to the RSUs granted under this Agreement.

25. <u>Severability</u>. If any provision of the Plan or this Agreement is found to be invalid, illegal or unenforceable in any respect, such provision will be applied to the fullest extent permitted by law and such invalidity, illegality or unenforceability will not affect any other provision of the Plan or this Agreement.

26. <u>Waiver</u>. Participant acknowledges that a waiver by the Company of breach of any provision of this Agreement will not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by Participant or any other participant.

* * * * *

PayPal Holdings, Inc. 2026 Equity Incentive Award Plan

Performance Based Restricted Stock Unit Award Grant Notice and Performance Based Restricted Stock Unit Award Agreement

[Name]   Award Number:

[Country]

Grant Date: Type: PBRSU

Vesting Date:

Target Shares:

Effective as of the Grant Date set forth above (the "*Grant Date*"), PayPal Holdings, Inc., a Delaware corporation (the "*Company*"), pursuant to its 2026 Equity Incentive Award Plan, as amended and restated from time to time (the "*Plan*"), hereby grants to the individual named above ("*Participant*") an award of performance-based Restricted Stock Units ("*PBRSUs*") with respect to the target number of shares of Stock provided above in this Grant Notice, at the Target level of performance specified in Appendix A hereto (the "*Target Shares*"). This PBRSU Award (the "*Award*") is subject to all of the terms and conditions set forth in this Performance Based Restricted Stock Unit Award Grant Notice (including, without limitation, the performance-based vesting conditions set forth in Appendix A of this Grant Notice, this "*Grant Notice*"), the Performance Based Restricted Stock Unit Award Agreement attached hereto as Exhibit A (the "*Award Agreement*"), and the additional provisions for Participant's country, if any, attached hereto as Exhibit B (together with the Grant Notice and the Award Agreement, the "*Agreement*") and the Plan, all of which are incorporated herein by reference. The number of shares of Stock ("*Shares*") Participant could actually receive pursuant to the Award, if any, may increase or decrease from the Target Shares based on the Company's actual performance, as set forth in Appendix A hereto. Any capitalized terms used in this Grant Notice without definition have the meanings ascribed to such terms in the Plan.

Subject to Participant's continuous employment with the Company or a subsidiary of the Company through the Vesting Date set forth above (the "*Vesting Date*") and further subject to Section 17 of the Agreement, Participant will vest in a number of PBRSUs on the Vesting Date, if any, determined based on the extent to which the performance goals set forth in Appendix A of this Grant Notice (the "*Performance Goals*") are achieved during the performance period beginning and ending on the dates set forth in Appendix A of this Grant Notice (the "*Performance Period*"). Any portion of the Shares subject to the Award that does not vest based on the terms and conditions of this Grant Notice and the Agreement will be forfeited by Participant and cancelled by the Company. Attainment of the Performance Goals will be determined by the Administrator in its sole and absolute discretion and certified by the Administrator in writing prior to the settlement of the Award. All vesting is subject to Participant's continued service with the Company or a subsidiary of the Company through the Vesting Date.

By Participant's signature and the Company's signature below, or by Participant's acceptance of the Agreement through the Company's designated online acceptance procedure, Participant agrees to be bound by the terms and conditions of the Plan and the Agreement. Participant has reviewed and fully understands all provisions of the Plan and the Agreement, and has had an opportunity to obtain the advice of counsel prior to executing the Agreement or accepting the Agreement through the Company's designated online acceptance procedure. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Company with respect to any questions arising under the Plan or the Agreement.

If Participant has not executed the Agreement or affirmatively accepted or rejected the Agreement through the Company's designated online acceptance procedure prior to the first scheduled vesting date of the Award as set forth in this Grant Notice, Participant will be deemed to have accepted the Award and all terms and conditions applicable to the Award. If Participant rejects the Award, the Award will be cancelled and no benefits from the Award nor any compensation or benefits in lieu of the Award will be provided to Participant.

PayPal Holdings, Inc.   Date

[Name]   Date

EXHIBIT A
To Performance Based Restricted Stock Unit Award Grant Notice

PayPal Holdings, Inc. Performance Based Restricted Stock Unit Award Agreement

Pursuant to the Performance Based Restricted Stock Unit Award Grant Notice (the "*Grant Notice*") to which this Performance Based Restricted Stock Unit Award Agreement is attached (together with the Grant Notice, the performance-based vesting conditions set forth in Appendix A to the Grant Notice and the additional provisions for Participant's country, if any, attached hereto as Exhibit B, the "*Agreement*"), PayPal Holdings, Inc., a Delaware corporation (the "*Company*") has granted to Participant an award of performance-based Restricted Stock Units ("*PBRSUs*") with respect to the number of shares of Stock ("*Shares*") under the Company's 2026 Equity Incentive Award Plan, as it may be amended and restated from time to time (the "*Plan*"), as set forth in the Grant Notice.

GENERAL

1. Definitions. Any capitalized terms used in this Agreement without definition have the meanings ascribed to such terms in the Plan or the Grant Notice, as applicable.

2. Incorporation of Terms of Plan. The Award is subject to the terms and conditions of the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.

AGREEMENT

1. Grant of the PBRSUs. As set forth in the Grant Notice, as of the Grant Date (as defined in the Grant Notice), the Company hereby grants to Participant the number of PBRSUs based on the Shares set forth in the Grant Notice, subject to all the terms and conditions in this Agreement and the Plan. The number of PBRSUs specified in the Grant Notice reflects the Target Shares that may be earned by Participant. The number of Shares Participant could actually receive pursuant to the Award, if any, may increase or decrease from the Target Shares based on the Company's actual performance as determined by the Administrator in its sole and absolute discretion. No Shares will be issued to Participant until the time set forth in Section 2. Prior to the actual issuance of any Shares, such PBRSUs will represent an unsecured obligation of the Company, payable only from the general assets of the Company. Unless otherwise determined by the Administrator, the PBRSUs include a right to receive an amount equal to the value of any dividends paid on the Stock for which the dividend record date occurs between the Grant Date and the date the PBRSUs are settled or forfeited ("*Dividend Equivalents*"). Subject to vesting and the extent to which the Performance Goals are achieved during the Performance Period, each Dividend Equivalent entitles Participant to receive the equivalent value of any such dividends paid on the number of Shares underlying the PBRSUs that are earned during such period. Dividend Equivalents will be (i) accrued (without interest), (ii) settled in cash or, subject to the approval of the Administrator, in Shares, and (iii) subject to the same conditions as the PBRSUs to which they are attributable, including, without limitation, the vesting conditions, the provisions governing the time of settlement of the PBRSUs, and any additional provisions for Participant's country in Exhibit B.

2. Issuance of Stock and Payment of Dividend Equivalents. As soon as administratively practicable after the Vesting Date (and in no event later than the March 15 following the calendar year of the Vesting Date), the Company will promptly (i) cause to be issued (either in book-entry form or otherwise) to Participant or Participant's beneficiaries, as the case may be, Shares with respect to PBRSUs that become vested on such Vesting Date, and (ii) pay any accrued Dividend Equivalents with respect to such Shares, in each case subject to Section 3 hereof, *provided* that Participant has not experienced a Termination of Service on or prior to such Vesting Date. Any portion of the Shares subject to the Award that does not vest will be forfeited by Participant and cancelled by the Company. Unless otherwise determined by the Administrator and permitted by the Plan, no fractional Shares will be issued under this Agreement. The vesting of the PBRSUs and associated Dividend Equivalents will cease immediately upon a Termination of Service, as further described in Section 8(m) below, and any unvested PBRSUs and associated Dividend Equivalents awarded by this Agreement will be forfeited upon such Termination of Service.

3. Responsibility for Taxes. Participant acknowledges that, regardless of any action taken by the Company and/or Participant's employer (the "*Employer*"), the ultimate liability for all Tax-Related Items is and remains Participant's responsibility and may exceed the amount (if any) withheld by the Company or the Employer. Participant further acknowledges that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Award, including, but not limited to, the grant, vesting, settlement, release or cancellation of the PBRSUs and associated Dividend Equivalents, the issuance of Shares upon settlement of the PBRSUs, the subsequent sale of Shares acquired pursuant to such issuance and the receipt of any dividends, and (b) do not commit to and are under no obligation to structure the terms of the Award or any aspect of the PBRSUs to reduce or

eliminate Participant's liability for Tax-Related Items or achieve any particular tax result. Further, if Participant is or becomes subject to Tax-Related Items in more than one jurisdiction, Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

In connection with any relevant taxable or tax withholding event, as applicable, Participant agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy the Tax-Related Items. In this regard, Participant authorizes the Company and/or the Employer (or their respective agents), at their discretion and pursuant to such procedures as they may specify from time to time, to satisfy their obligations (if any) with regard to the Tax-Related Items by one or a combination of the following:

(i) withholding a net number of otherwise issuable vested Shares having a then-current Fair Market Value not exceeding the amount necessary to satisfy the withholding obligation of the Company and/or the Employer pursuant to the terms and conditions of the Plan or other applicable withholding rates;

(ii) arranging for the Company-designated broker to sell on the market a portion of the otherwise issuable vested Shares that have an aggregate market value sufficient to pay the Tax-Related Items (also known as a "*sell to cover*"), on Participant's behalf and at Participant's direction pursuant to this authorization;

(iii) withholding from Participant's wages or other cash compensation payable to Participant by the Company, the Employer, or any subsidiary of the Company (including from any Dividend Equivalents);

(iv) requiring Participant to make a payment in cash (or cash equivalent) to the Company or the Employer; and/or

(v) any other method determined by the Company to be permitted under the Plan and applicable laws;

provided, however, that if Participant is an officer of the Company subject to Section 16 of the Exchange Act, then the obligations with regard to the Tax-Related Items will be satisfied by first withholding any otherwise payable Dividend Equivalents upon the relevant taxable or tax withholding event, as applicable, and then withholding a net number of otherwise issuable vested Shares upon the relevant taxable or tax withholding event, as applicable, as described in clause (i) above, unless the use of such withholding method would result in adverse consequences under applicable tax or securities law or accounting principles, in which case the obligations with regard to the Tax-Related Items in excess of the amount of otherwise payable Dividend Equivalents will be satisfied by the method described in clause (ii) above.

Unless otherwise determined by the Administrator and permitted by the Plan, no fractional Shares will be sold to cover or withheld to cover Tax-Related Items. The Company may withhold or account for Tax-Related Items by considering statutory withholding amounts or other withholding rates, including maximum rates applicable in Participant's jurisdiction(s). In the event of over-withholding, Participant may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent amount in Shares) from the Company or the Employer; otherwise, Participant may be able to seek a refund from the local tax authority. In the event of under-withholding, Participant may be required to pay any additional Tax-Related Items directly to the applicable tax authority. If the obligation for Tax-Related Items is satisfied by withholding a number of Shares as described in (i) above, for tax purposes Participant will be deemed to have been issued the full number of Shares subject to the vested PBRSUs, notwithstanding that a number of Shares are held back solely for the purpose of paying the Tax-Related Items. The Company may refuse to issue or deliver the Shares or refuse to deliver the proceeds of the sale of Shares if Participant fails to comply with Participant's obligations in connection with the Tax-Related Items.

4. Rights as Stockholder. Neither Participant nor any person claiming under or through Participant will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares (which may be in book entry form) will have been issued and recorded in the records of the Company or its transfer agents or registrars, and delivered to Participant (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, Participant will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

5. Conditions to Issuance of Certificates. Notwithstanding any other provision of this Agreement, the Company will not be required to issue or deliver any certificate or certificates for any Shares (or make any book entries representing Shares) prior to the fulfillment of all of the following conditions: (a) the admission of the Shares to listing on all stock exchanges on which such Shares are then listed, (b) the completion of any registration or other qualification of the Shares under any U.S. or non-U.S. federal, state or local law or under rulings or regulations of the U.S. Securities and Exchange Commission or other governmental regulatory body (including any applicable non-U.S. governmental regulatory body), which the Company will, in its sole and absolute discretion, deem necessary and advisable, (c) the obtaining of any approval or other clearance from any U.S. or non-U.S. federal, state or local governmental agency that the Company will, in its absolute discretion, determine to be necessary or advisable and (d) the lapse of any such reasonable period of time following the date the PBRSUs vest as the Company may from time to time establish for reasons of administrative convenience.

6. Plan Governs. This Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan, the provisions of the Plan will govern.

7. <u>Award Not Transferable.</u> This Award and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this Award, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this Award and the rights and privileges conferred hereby immediately will become null and void.

8. <u>Nature of Grant.</u> By accepting the Award, Participant acknowledges, understands and agrees that:

(a) the Plan is established voluntarily by the Company and is discretionary in nature, and the Plan and this Agreement may be modified, amended, or terminated by the Company at any time, to the extent permitted by the Plan;

(b) the Plan is operated and the PBRSUs are granted solely by the Company, and only the Company is a party to this Agreement; accordingly, any rights Participant may have under this Agreement may be raised only against the Company but not any subsidiary or affiliate of the Company (including, but not limited to, the Employer);

(c) no subsidiary or affiliate of the Company (including, but not limited to, the Employer) has any obligation to make any payment of any kind to Participant under this Agreement;

(d) the grant of the PBRSUs is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of PBRSUs, or benefits in lieu of PBRSUs, even if PBRSUs have been granted in the past;

(e) all decisions with respect to future grants of PBRSUs, if any, will be at the sole discretion of the Company;

(f) Participant is voluntarily participating in the Plan;

(g) the grant of the PBRSUs and Participant's participation in the Plan will not create a right to employment or service or be interpreted as forming an employment or service contract with the Company, the Employer or any subsidiary of the Company and will not interfere with the ability of the Company, the Employer or any subsidiary of the Company to terminate Participant's employment or service relationship (if any);

(h) the PBRSUs and any Shares subject to the PBRSUs, and the income from and value of such RSUs and any Shares subject thereto, are not intended to replace any pension rights or compensation;

(i) the PBRSUs and any Shares subject to the PBRSUs, and the income from and value of such RSUs and any Shares subject thereto, are not part of normal or expected compensation or salary for any purpose, including but not limited to calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, holiday pay, pension or retirement or welfare benefits or similar payments;

(j) unless otherwise agreed with the Company in writing, the PBRSUs and the Shares subject to the PBRSUs, and the income from and value of such RSUs and any Shares subject thereto, are not granted as consideration for, or in connection with, the service Participant may provide as a director of a subsidiary of the Company;

(k) the future value of the Shares subject to the PBRSUs is unknown, indeterminable and cannot be predicted with certainty;

(l) no claim or entitlement to compensation or damages arises from forfeiture of the PBRSUs resulting from (i) Participant ceasing to provide services to the Company, the Employer or any subsidiary of the Company (whether or not such cessation of services is later found to be invalid or in breach of applicable laws in the jurisdiction where Participant is employed or providing services or the terms of Participant's employment agreement or service contract, if any) and/or (ii) the application of the Clawback Policy as described in Section 17 below;

(m) in the event of Participant's Termination of Service (whether or not such Termination of Service is later found to be invalid or in breach of applicable laws in the jurisdiction where Participant is employed or providing services or the terms of Participant's employment agreement or service contract, if any), unless otherwise provided by this Agreement or determined by the Company, Participant's right to vest in the PBRSUs, if any, will terminate effective as of the date that Participant is no longer actively providing services and will not be extended by any notice period (*e.g.*, active service would not include any contractual notice period or any period of "*garden leave*" or similar period mandated under applicable laws in the jurisdiction where Participant is employed or providing services or the terms of Participant's employment agreement or service contract, if any); the Administrator will have the sole discretion to determine when Participant is no longer actively providing services for purposes of the PBRSUs; and

(n) neither the Company, the Employer nor any subsidiary of the Company will be liable for any foreign exchange rate fluctuation between Participant's local currency and the United States dollar that may affect the value of the PBRSUs or any amounts due to Participant pursuant to the vesting of the PBRSUs or the subsequent sale of any Shares acquired under the Plan.

9. <u>No Advice Regarding Grant.</u> Participant acknowledges and agrees that the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding participation in the Plan, or Participant's acquisition or sale of Shares. Participant understands and agrees that Participant should consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan before taking any action related to the Plan.

10. Insider Trading Restrictions/Market Abuse Laws. Participant may be subject to insider trading restrictions and/or market abuse laws, which may affect Participant's ability to accept, acquire, sell or otherwise dispose of Shares during such times as Participant is considered to have "*inside information*" regarding the Company (as defined by applicable laws or regulations in Participant's country). Local insider trading laws and regulations may prohibit the cancellation or amendment of orders Participant places before possessing inside information. Furthermore, Participant could be prohibited from (i) disclosing the inside information to any third party (other than on a "need to know" basis) and (ii) "tipping" third parties, including but not limited to fellow employees, or causing them otherwise to buy or sell securities.

Any restrictions under these laws or regulations are separate from, and in addition to, any restrictions that may be imposed under any applicable Company insider trading policy. Participant is responsible for complying with any applicable restrictions and should speak with a personal legal advisor on this matter.

11. Foreign Asset/Account Reporting; Exchange Controls. Participant's country may have certain foreign asset and/or account reporting requirements and/or exchange controls that may affect Participant's ability to acquire or hold Shares or cash received from participating in the Plan (including from any dividends or Dividend Equivalents received or sale proceeds arising from the sale of Shares) in a brokerage or bank account outside Participant's country. Participant may be required to report such accounts, assets, or transactions to tax or other authorities in Participant's country. Participant may also be required to repatriate sale proceeds or other funds received as a result of Participant's participation in the Plan to Participant's country through a designated broker or bank and/or within a certain time after receipt. Participant acknowledges and agrees that it is Participant's responsibility to be compliant with such regulations, and that Participant should consult his or her personal legal advisor for any details.

12. *Data Privacy Information and Consent. This section references the PayPal Privacy Statements that describe the Company's privacy and data protection practices for the personal data of Company employees, available at: https://careers.pypl.com/paypal-privacy-statements/ (referred to as the "Privacy Statements").*

To participate in the Plan, Participant will need to (i) review the information provided below about the collection, processing and transfer of Participant's Personal Data (as defined below) and (ii) consent to the collection, processing and transfer of Participant's Personal Data. The Controller of Participant's Personal Data for purposes of the Plan is the Company, located at 2211 North First Street, San Jose, CA 95131, U.S.A.

(a) Data Collection and Usage. The Company and the Employer collect, process and use certain personal information about Participant, such as: Participant's name, home address and telephone number, email address, date of birth, social insurance number, tax ID number, passport or other identification number in a government issued document, salary, nationality, job title, any shares or directorships held in the Company, and details of all entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in Participant's favor ("Personal Data"), for the purposes of implementing, administering and managing the Plan. The legal basis, where required, for the processing of Personal Data by the Company and the Employer is set forth in the applicable Privacy Statement.

(b) Stock Plan Administration Service Providers. The Company transfers Personal Data to Morgan Stanley Smith Barney, LLC and/or certain of its affiliates (collectively, "Morgan Stanley"), an independent service provider based in the United States, which is assisting the Company with the implementation, administration and management of the Plan. The Company may select a different service provider or additional service providers and share Personal Data with any such other provider serving in a similar manner. Participant may be asked to agree on separate terms and data processing practices with the service provider, with such agreement being a condition to participating in the Plan. The Company's legal basis, where required, for the transfer of Personal Data to Morgan Stanley or such different or additional service providers as the Company may select is Participant's consent.

(c) International Data Transfers. The Company and its service providers are based in the United States. The Privacy Statements describe the transfer and sharing of Participant's Personal Data among the Company and its subsidiaries, affiliates and personnel worldwide.

The Company may receive, process, transfer and share Participant's Personal Data with its subsidiaries and affiliates on the basis of data transfer agreements or other appropriate safeguards permissible under applicable law and as further set out in the Privacy Statements. The Company may transfer Personal Data in the European Union ("EU") to a country outside the EU because the Company has established Binding Corporate Rules ("BCRs"). For Personal Data outside the EU, the Company has entered into an Intra Group Data Processing Agreement among the various affiliates of the Company group. Both BCRs and the Privacy Statements are available on the Company's intranet site.

(d) Data Retention. The Company and its subsidiaries and affiliates will keep Participant's Personal Data for the purpose of this Agreement only as long as is necessary to implement, administer and manage Participant's participation in the Plan or to comply with legal or regulatory obligations, including, without limitation, under tax and securities laws. When Participant's Personal Data is no longer needed for any of the foregoing purposes under the Plan, the Company and its subsidiaries and affiliates will cease to use the Personal Data and remove it from their systems as reasonably practicable with respect to the Plan. This provision addresses only the retention and removal of Personal Data collected and used for purposes

of the Plan. If Personal Data has been collected and used for other purposes, it may be retained for such purposes, as set forth in the applicable Privacy Statement.

(e) *Voluntariness and Consequences of Consent Denial or Withdrawal. As set forth above, the transfer of Personal Data to Morgan Stanley or such different or additional service providers as the Company may select is based on Participant's consent. Participation in the Plan is voluntary and Participant is providing the consent herein on a purely voluntary basis. If Participant does not consent, or if Participant later seeks to revoke Participant's consent, Participant's salary from or employment with the Employer will not be affected; the only consequence of refusing or withdrawing Participant's consent is that the Company would not be able to administer or maintain Participant's participation in the Plan.*

(f) *Data Subject Rights. Subject to the conditions set out in applicable law, Participant may, without limitation, have the rights of access, rectification, erasure, restriction and objection with respect to the Company as set out in the applicable Privacy Statement under "what are my rights" (available on the Company's intranet site or at the link provided in the introduction to this Section 12 above).*

By participating in the Plan and indicating consent via the Company's acceptance procedure, Participant is declaring that Participant agrees with the transfer of Personal Data to Morgan Stanley and other service providers as described herein, and consents to such transfer of Personal Data by the Company and its subsidiaries and affiliates for the purposes of the Plan.

13. Electronic Delivery and Participation. The Company may, in its sole discretion, decide to deliver any documents related to the PBRSUs or any future PBRSUs granted under the Plan by electronic means or request Participant's consent to participate in the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an electronic system established and maintained by the Company or a third party designated by the Company.

14. Language. Participant acknowledges that Participant is sufficiently proficient in English, or has consulted with an advisor who is sufficiently proficient in English, so as to allow Participant to understand the terms and conditions of this Agreement. Furthermore, if Participant has received this Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, unless otherwise required by applicable laws.

15. Governing Law and Choice of Venue. The laws of the State of Delaware govern the interpretation, validity, administration, enforcement and performance of the terms of this Agreement (including the additional provisions for Participants outside the U.S. attached to this Agreement as Exhibit B) without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

For purposes of litigating any dispute that arises directly or indirectly in respect of this Award, the parties hereby submit to and consent to the exclusive jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware and agree that such litigation will be conducted in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware, and no other courts, where this grant is made and/or to be performed.

16. Conformity to U.S. Securities Laws. Participant acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all provisions of the Securities Act of 1933, as amended, and the Exchange Act, and any and all regulations and rules promulgated thereunder by the U.S. Securities and Exchange Commission, including, without limitation, Rule 16b-3 under the Exchange Act, as well as any applicable stock exchange rules or listing standards. Notwithstanding anything herein to the contrary, the Plan will be administered, and the Award is granted, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Agreement will be deemed amended to the extent necessary to conform to such laws, rules and regulations.

17. Award Subject to Clawback. The Award and any cash payment or Shares delivered pursuant to the Award are subject to forfeiture, recovery by the Company or other action pursuant to any clawback or recoupment policy which the Company may adopt from time to time, including, without limitation, the Company's Mandatory Recovery Policy for Executive Officers, or any other policy which the Company may be required to adopt under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law (collectively, the "*Clawback Policy*"). Further, the PBRSUs, and any Shares issued or Dividend Equivalents paid on vesting of the PBRSUs, will be subject to deduction, clawback or forfeiture to the extent required to comply with any recoupment requirement imposed under applicable laws, rules, regulations or stock exchange listing standards. In order to satisfy any recoupment obligation arising under the Clawback Policy, among other things, Participant expressly and explicitly authorizes the Company to issue instructions, on Participant's behalf, to any brokerage firm or stock plan service provider engaged by the Company to hold any Shares or other amounts acquired pursuant to the PBRSUs to re-convey, transfer or otherwise return such Shares and/or other amounts to the Company upon the Company's enforcement of the Clawback Policy.

18. Amendment, Modification and Termination. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise modified or terminated at any time or from time to time by the Administrator, *provided* that, except as may otherwise be provided by the Plan, no amendment, modification or termination of this Agreement will adversely affect the Award in any material respect without the prior written consent of Participant.

19. Notices. Notices required or permitted hereunder will be given in writing and will be deemed effectively given upon (i) personal delivery, (ii) transmission, if sent by email or other electronic means, or (iii) deposit in the post by certified mail, or its non-U.S. equivalent, with postage and fees prepaid, addressed to Participant at his or her address or email address shown in the Company records, and to the Company at its principal executive office or such email address as the Company designates.

20. Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, and to the extent permissible under local law, this Agreement will be binding upon Participant and his or her heirs, executors, administrators, successors and assigns.

21. Compliance in Form and Operation. This Agreement and the PBRSUs are intended to be exempt from or comply with Section 409A and will be interpreted in a manner consistent with that intention, to the extent Participant is or becomes subject to U.S. federal income taxation. Notwithstanding any other provisions of this Agreement, the Company reserves the right in its sole and absolute discretion, to the extent the Company deems necessary or advisable, if Participant is or becomes subject to U.S. federal income taxation, and without any obligation to do so or to indemnify Participant for any failure to do so, to unilaterally amend the Plan and/or this Agreement to ensure that all PBRSUs are awarded in a manner that qualifies for exemption from or complies with Section 409A, *provided, however*, that the Company makes no representation that the PBRSUs will comply with or be exempt from Section 409A and makes no undertaking to preclude Section 409A from applying to the PBRSUs.

22. Country-Specific Provisions. The Award will be subject to any additional or different provisions set forth in Exhibit B of the Grant Notice for Participant's country, if any. If Participant relocates to one of the countries included in Exhibit B of the Grant Notice prior to the Vesting Date or while holding Shares issued upon vesting of the PBRSUs, the additional provisions for such country will apply to Participant, to the extent the Company determines that the application of such provisions is advisable or necessary for legal, tax or administrative reasons. Exhibit B of the Grant Notice constitutes part of this Agreement.

23. Imposition of Other Requirements. The Company reserves the right to impose other requirements on the PBRSUs and on any Shares issued upon vesting of the PBRSUs, to the extent the Company determines it is necessary or advisable for legal, regulatory or administrative reasons, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

24. Entire Agreement. The Plan and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof, *provided, however*, that if Participant is also a participant in the Company's Executive Change in Control and Severance Plan, as it may be amended or restated, the applicable provisions of such plan will apply to the PBRSUs granted under this Agreement.

25. Severability. If any provision of the Plan or this Agreement is found to be invalid, illegal or unenforceable in any respect, such provision will be applied to the fullest extent permitted by law and such invalidity, illegality or unenforceability will not affect any other provision of the Plan or this Agreement.

26. Waiver. Participant acknowledges that a waiver by the Company of breach of any provision of this Agreement will not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by Participant or any other participant.

* * * * *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from_____ to_____.

Commission file number 001-36859

PayPal

PAYPAL HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	47-2989869
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
2211 North First Street **San Jose, California**	**95131**
(Address of Principal Executive Offices)	*(Zip Code)*

(408) 967-7000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	**PYPL**	**NASDAQ Global Select Market**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark	YES	NO
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐

• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐	
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑	
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐	
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐	
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $71.3 billion based on the closing sale price as reported on the Nasdaq Global Select Market.

As of January 28, 2026, there were 920,664,542 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

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Table of Contents

Trademarks, Trade Names and Service Marks

PayPal owns or has rights to use the trademarks, service marks, and trade names that it uses in conjunction with the operation of its business. Some of the more important trademarks that PayPal owns or has rights to use that appear in this Annual Report on Form 10-K include: PayPal®, PayPal Credit®, PayPal Open, Braintree, Venmo, Xoom, Hyperwallet, Honey, and Paidy, which may be registered or trademarked in the United States and other jurisdictions. PayPal's rights to some of these trademarks may be limited to select markets. This report may contain additional trade names and trademarks of other companies. The use or display of other companies' trade names or trademarks does not imply our endorsement or sponsorship of, or a relationship with these companies.

Part I

Forward-Looking Statements

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements that involve expectations, plans or intentions (such as those relating to future business, future results of operations or financial condition, new or planned features or services, mergers or acquisitions, or management strategies). These forward-looking statements can be identified by words such as "may," "will," "would," "should," "could," "expect," "anticipate," "believe," "estimate," "intend," "continue," "strategy," "future," "opportunity," "plan," "project," "forecast," and other similar expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results and financial condition to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those discussed in "Item 1A. Risk Factors" of this Form 10-K, as well as in our consolidated financial statements, related notes, and the other information appearing in this report and our other filings with the Securities and Exchange Commission ("SEC"). We do not intend, and undertake no obligation except as required by law, to update any of our forward-looking statements after the date of this report to reflect actual results, new information, or future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. You should read the information in this report in conjunction with the audited consolidated financial statements and the related notes that appear in this report.

Item 1. Business

Overview

At PayPal Holdings, Inc., our mission is to revolutionize commerce globally. Our products are designed to enable digital payments and simplify commerce experiences for consumers and merchants to make selling, shopping, and sending and receiving money simple, personalized, and secure, whether online or in-person.

We operate a global, two-sided network at scale that connects consumers and merchants with 439 million active accounts across approximately 200 markets as of December 31, 2025.

- *Consumers:* We provide consumers with digital wallets and other solutions that allow them to shop and pay with PayPal and Venmo—both online and in-person—manage their finances (including saving and buying and selling cryptocurrencies), and send and receive money between friends and family. When shopping, we offer consumers flexibility in how they pay, which may include a bank account, a PayPal or Venmo account balance, PayPal-branded consumer credit and debit products, other credit and debit cards, certain cryptocurrencies, or other stored value products such as gift cards, and eligible rewards.

- *Merchants:* We help merchants connect with customers, increase conversion rates and sales, and grow their businesses in the markets where our services are available. We provide large enterprises and small and medium businesses with online branded checkout solutions, including PayPal and Venmo; online unbranded payments processing; PayPal buy now, pay later ("BNPL") solutions; in-person point of sale solutions; business financing; payouts capabilities; and risk tools.

We earn revenues primarily by charging fees for completing payment transactions for our customers and other payment-related services, which are typically based on the volume of activity processed on our payments platform. We also generate revenue from customers for currency conversion, for instant transfers from their PayPal or Venmo account to their bank account or debit card, and to facilitate the purchase and sale of cryptocurrencies; however, we generally do not charge customers to fund or draw from their accounts. We also earn revenue by providing other value-added services, which primarily comprise revenue earned through partnerships, interest and fees from our consumer and merchant credit products, interest earned on certain assets underlying customer balances, referral fees, subscription fees, and gateway services.

Unless otherwise expressly stated or the context otherwise requires, references to "we," "our," "us," "the Company," or "PayPal" refer to PayPal Holdings, Inc. and its consolidated subsidiaries.

Key Performance Metrics

In 2025, we processed $1.79 trillion of total payment volume ("TPV"), an increase of 7% compared to 2024, and 25.4 billion payment transactions, a decrease of 4% compared to 2024. As of December 31, 2025, we had 439 million active accounts, an increase of 1% compared to December 31, 2024.

We measure the scale of our platform and the relevance of our products and services to our customers through certain metrics, including TPV, payment transactions, and active accounts:

TPV is the value of payments, net of payment reversals, successfully completed on our payments platform or enabled by PayPal via a partner payment solution, not including gateway-exclusive transactions.

Number of payment transactions is the total number of payments, net of payment reversals, successfully completed on our payments platform or enabled by PayPal via a partner payment solution, not including gateway-exclusive transactions.

An *active account* is an account registered directly with PayPal or a platform access partner that has completed a transaction on our platform, not including gateway-exclusive transactions, within the past 12 months. A platform access partner is a third party whose customers are provided access to PayPal's platform or services through such third-party's login credentials, including individuals and entities that utilize Hyperwallet's payout capabilities. A user may register on our platform to access different products and may register more than one account to access a product. Accordingly, a user may have more than one active account. The number of active accounts provides management with additional perspective on the overall scale of our platform, but may not have a direct relationship to our operating results.

Our Strengths

Our business is built on a strong foundation designed to drive profitable growth and differentiate us from our competitors. We believe that our competitive strengths include the following:

- *Two-sided platform*—we facilitate online and offline transactions for millions of consumers and merchants. Our relationship on both sides of a transaction enables us to utilize data to innovate and offer unique product experiences designed to remove friction, drive sales, and enhance shopping experiences.

- *Trusted brands*—we have built well-recognized and trusted brands, including PayPal and Venmo. Our communications and marketing efforts across multiple geographies and demographic groups play an important role in building brand visibility, usage, and overall preference among customers.

- *Platform agnostic*—we are technology and platform agnostic. This approach allows our merchants to offer and use a variety of our branded and unbranded payment processing solutions and business financing products, alongside other tools. We give consumers flexibility to make and receive payments using a wide variety of funding options and digital wallet solutions, including their bank account, PayPal and Venmo account balance, BNPL, certain cryptocurrencies, and debit and credit card options.

- *Scale*—our global scale helps us to drive organic growth. As of December 31, 2025, we had 439 million active accounts across approximately 200 markets[1] around the world.

- *Customer-back innovation*—we are orienting and transforming our culture towards innovating in ways that benefit our customers and drive profitable growth. We have released numerous products, services, and improvements to our platform in 2025.

- *Risk and compliance management*—our enterprise risk and compliance management program is designed to help keep customer information secure and to help ensure we process legitimate transactions around the world, while identifying and minimizing illegal, high-risk, or fraudulent transactions.

- *Regulatory licenses*—we believe that our regulatory licenses, which enable us to operate in markets around the world, are a distinct advantage and help support business growth.

[1]A market is a geographic area or political jurisdiction, such as a country, territory, or protectorate, in which we offer some or all of our products and services. A country, territory, or protectorate is identified by a distinct set of laws and regulations.

Consumer and Merchant Payment Solutions

Consumer Solutions

We help consumers transact securely with merchants, manage their finances, and send to and receive money from friends and family around the globe. Our goal is to create the simplest checkout experience possible for consumers online or in-person including mobile. We drive increased consumer engagement by providing them with a wide range of services to manage their finances and enhance their ability to shop online and offline. Our PayPal and Venmo branded checkout experiences allow consumers to complete purchases in just a few steps without having to enter payment and address information. We also focus on simplifying and personalizing shopping experiences for our consumers by offering tools for product discovery, price tracking, saving through deals and offers, convenient package tracking, and earning and redeeming of shopping rewards. The PayPal- and Venmo-branded debit and credit cards, as well as our contactless mobile wallet using near-field communication ("NFC") capabilities, give consumers the ability to transact in-person through our platform and earn incentives, including cash-back rewards.

We also offer consumers person-to-person ("P2P") payment solutions for domestic and international transfers through our PayPal, Venmo, and Xoom products and services. Our Venmo digital wallet in the United States ("U.S.") is a leading mobile application used to move money between friends and family. Our Xoom international money transfer service enables our customers to send money to bank accounts, mobile wallets, and cash pick-up destinations around the world in a secure, fast, and cost-effective way. P2P is an important source of customer engagement and also serves as a customer acquisition channel that facilitates organic growth by enabling potential users to establish active accounts with PayPal or Venmo at the time they make or receive a P2P payment.

We offer credit products to eligible consumers in certain markets as a funding source at checkout. Our consumer credit offerings include our BNPL products in the U.S., Germany, France, United Kingdom ("U.K."), and Australia, among other markets, and in Japan through our Paidy brand. A key attribute of our short-term BNPL products is the absence of interest or consumer late fees for missed payments in most of the geographies where we offer them. Further, we offer interest-bearing installment products for consumers in the U.S. (issued by an independent chartered financial institution) and in Germany, among other markets. In the U.S., consumers may apply for the PayPal- and Venmo-branded consumer credit cards, including the PayPal Credit revolving consumer credit product, which are issued through a partnership with an independent chartered financial institution. We offer a PayPal-issued PayPal Credit product in the U.K. We believe that our consumer credit products help us to increase engagement with consumers and merchants on our two-sided network.

We generate revenue from consumers from: foreign currency conversions, instant transfers from their PayPal or Venmo account to their bank account or debit card, and facilitating the purchase and sale of cryptocurrencies; interest, fees, or other revenue from our credit products; and other miscellaneous fees. We also earn revenue from interest earned on certain assets underlying customer balances.

Merchant Solutions

Merchants use our solutions to increase conversion rates and grow and manage their business. We employ a technology and platform agnostic approach intended to enable merchants of all sizes to utilize our various products. Our diversified suite of products and services is tailored to meet the needs of merchants regardless of their size or business complexity. We offer a seamless omnichannel solution that helps merchants manage and grow their business.

Our PayPal and Venmo branded checkout experiences allow customers to complete purchases in just a few steps without having to enter payment and address information. These seamless experiences reduce cart abandonment and drive higher conversion rates for merchants. Our BNPL solutions are embedded into our branded checkout experiences, which can help increase consumer spend and enable merchants to grow sales.

Our unbranded payments processing solutions allow merchants to quickly and easily provide digital checkout online with a variety of popular ways to pay, including debit and credit cards, digital wallets, BNPL, certain cryptocurrencies, and local payment methods.

We offer a suite of value added services, including payouts, payments orchestration, and fraud prevention and risk management solutions that help reduce merchant losses through our proprietary protection programs. We also offer omnichannel solutions that allow merchants to make sales in person using our PayPal Point of Sale app, card reader, or point of sale systems.

In certain markets, we offer access to merchant financing products for eligible small and medium-sized businesses through our PayPal Working Capital ("PPWC") and PayPal Business Loan ("PPBL") products, which we collectively refer to as our merchant financing solutions. Our PPWC product allows businesses to access a loan or cash advance (depending on a merchant's home country) for a fixed fee, based on their annual payment volume processed by PayPal. Our PPBL product provides businesses with access to short-term financing for a fixed fee based on an evaluation of the applying business as well as the business owner. In the U.S., these products are provided under a program agreement with an independent chartered financial institution. We believe that our merchant financing solutions enable us to deepen our engagement with our existing small and medium-sized merchants and expand services to new merchants by providing access to capital that may not be available from traditional banks or other lenders.

We generate revenues from merchants primarily by charging fees for completing their payment transactions and other payment-related services. We also earn revenues from fees earned on our merchant loans and advances and interest earned on certain assets underlying customer balances.

Protecting Consumers and Merchants

Protecting consumers and merchants on our payments platform from financial and fraud loss is important to successfully compete and sustainably grow our business. Fraudulent activities, such as account takeovers, identity theft (including stolen financial information), and malicious activities by counterparties, represent a significant risk to consumers and merchants, as well as their payment partners. In addition to the protections afforded by applicable law, we provide consumers and merchants with protection programs for certain purchase transactions completed on our payments platform. Our protection programs help protect both consumers and merchants from financial loss resulting from, among other things, counterparty non-performance. These programs are designed to promote confidence on the part of both consumers, who will be reimbursed in certain circumstances, such as not receiving their purchased eligible item in the condition significantly as described, as well as merchants, who will receive payment in certain circumstances, such as establishing proof of shipment or delivery of an eligible item to the customer. We believe that these programs are generally consistent with or broader than protections provided by other participants in the payments industry.

Our ability to help protect both consumers and merchants is based largely on our proprietary, end-to-end payments platform and our ability to utilize the data from both sides of transactions on our two-sided network, specifically from buyers and sellers and from senders and receivers of payments. Our ongoing investment in systems and processes is designed to enhance the safety and security of our products and reflects our goal of having PayPal recognized as one of the world's most trusted payments brands.

Competition

The global payments industry is highly competitive, dynamic, innovative, and subject to regulatory scrutiny and oversight. Many of the areas in which we compete evolve rapidly with innovative and disruptive technologies, shifting preferences, needs, and price sensitivity of consumers and merchants, and frequent introductions of new products and services. Competition also may intensify as new competitors emerge, businesses combine or enter into new partnerships, and established companies in other segments expand to become competitive with various aspects of our business.

Our business faces competition from a wide range of businesses and from all forms of physical and electronic payments. We face competition from banks and financial institutions, which provide traditional payment methods (particularly credit cards and debit cards (collectively, "payment cards"), electronic bank transfers, credit, and installment methods), payment networks that facilitate payments for payment cards or proprietary retail networks, payment card processors, and "card on file" services. We also face competition from providers offering a variety of payment products and services ranging from broader platform solutions to point solutions focused on a specific functionality or feature, including tokenized and contactless payment cards, digital wallets and mobile payments solutions, credit, installment or other buy now, pay later methods, real-time payment systems, P2P payments and money remittance services, card readers and other devices or technologies for payment at point of sale (such as contactless cards, tokenized cards, NFC based solutions, and Quick Response ("QR") code based solutions), value added services related to payments (such as payouts, adaptive payment optimization, foreign exchange and risk solutions), virtual currencies (such as cryptocurrencies and stablecoins) and distributed ledger technologies, and tools that simplify and personalize shopping experiences for consumers and merchants. Our products and services also face competition from paper-based payments (primarily cash and checks).

We differentiate ourselves to consumers through our broad acceptance and the ability to use our products and services across multiple commerce channels, including e-commerce, mobile, and offline payments, and without sharing their financial information with the merchant or any other party they are paying; our customer service, dispute resolution, and purchase protection programs; and our ability to simplify and personalize shopping experiences. In addition, we differentiate ourselves to merchants through our ability to innovate and develop products and services that offer new payment experiences or functionality for our merchants, demonstrate that they may achieve incremental sales by using and offering our services to consumers, and support transactions on our payments platform across varied technologies and payment methods; through the simplicity and transparency of our fee structure; and through our seller protection programs, analytics, and risk management, as well as other merchant services. We invest resources to improve our products and services and expand their acceptance, offer choice in payment options, provide excellent customer service, and build brands that both consumers and merchants trust.

In addition to the discussion in this section, see "Item 1A. Risk Factors" under the caption *"We face substantial and increasingly intense competition worldwide in the global payments industry"* for further discussion of the potential impact of competition on our business.

Strategy

Our ability to grow revenue is affected by, among other things, the macroeconomic environment and its impact on commerce and economic growth, consumer spending patterns, adoption of digital payment methods, the growth of multiple commerce channels, the growth of mobile devices and commerce and payment applications on those devices, the growth of consumers and merchants globally with internet and mobile access, the pace of transition from cash and checks to digital forms of payment, our share of digital payments, and our ability to innovate and introduce new products, services, and features that consumers and merchants value. Our strategy to drive growth in our business includes the following:

- *Accelerating growth in our branded checkout business:* by improving our user experience, including by reducing friction and enhancing rewards, we will drive consumer selection and increase conversion rates for merchants. This strategy will increase our customers' engagement with our products and services. A critical element of our overall growth strategy involves driving an increase in monthly active accounts, which we expect will contribute to growth in payment transactions, TPV, and net revenues.

- *Expanding our value proposition for consumers and merchants to drive daily use:* by providing consumers with simple, secure, and flexible ways to shop and move money across different markets, merchants, and platforms, including offering BNPL options, purchase protection programs, and simplifying their shopping experiences; by being technology and platform agnostic; and by expanding and launching capabilities that allow consumers to shop in and pay wherever they want to make a purchase—online, in-person and through artificial intelligence ("AI") agents; by partnering with our merchants to grow and expand their business online and offline, including offering merchants risk management and seller protection programs; and by delivering payment-adjacent capabilities.

- *Unlocking the power of data:* by responsibly utilizing data in our two-sided platform to personalize consumer offerings, we will create more value for our customers, improve the interconnectedness of our platform, and tap into new sources of revenue and profitable growth.

- *Increasing omnichannel engagement:* through the PayPal-branded debit and credit cards, rewards programs, and seamless integration into digital wallets that support in-person payments, we are giving consumers more reasons to use PayPal and Venmo for in-person as well as online (including agentic) purchases. Providing consumers more opportunities to use PayPal for omnichannel purchases will help us to drive engagement.

- *Building and expanding strategic partnerships:* by building new strategic partnerships and deepening existing ones to provide better experiences for our customers, offer greater choice and flexibility, acquire new customers, and reinforce our role in the payments and commerce ecosystem.

- *One PayPal platform:* by investing in state-of-the-art technology, architecture, and processes to deliver high-quality products and services to our customers more efficiently and effectively.

- *Seeking new areas of growth:* innovate the future of commerce by focusing on creating new products and services in both the digital and physical worlds, including crypto and digital currencies (such as the PayPal USD stablecoin), agentic commerce, advertising-related services, and cross-wallet interoperability through PayPal World, and finding opportunities to expand and improve upon our existing products and capabilities.

Technology

Our payments platform utilizes a combination of proprietary and third-party technologies and services intended to facilitate transactions efficiently and securely between millions of consumers and merchants worldwide across different channels, markets, and networks. Our payments platform connects with financial services providers around the world and allows consumers to make purchases using a wide range of payment methods, regardless of where a merchant is located. Consumers who use our payments platform can send payments in approximately 200 markets around the world and in approximately 140 currencies, withdraw funds to their bank accounts in 57 currencies, and hold balances in their eligible PayPal accounts in 24 currencies.

We have developed intuitive user interfaces, customer tools, transaction management databases, and payment network integrations on our platform designed to enable our customers to utilize our suite of products and services. Our payments platform, open application programming interfaces, and developer tools are designed to enable developers to innovate efficiently and offer robust solutions to our consumers and merchants globally, while at the same time helping to maintain the security of our customers' information.

The technology infrastructure supporting our payments platform is designed to simplify the storage and processing of large amounts of data and facilitate the deployment and operation of large-scale global products and services whether hosted by third-party cloud service providers or our own data centers. Our technology infrastructure is designed around industry best practices intended to reduce downtime and help ensure the resiliency of our payments platform in the event of outages or catastrophic occurrences. Our payments platform incorporates multiple layers of protection for business continuity and system redundancy purposes and to help mitigate cybersecurity risks. We have a comprehensive cybersecurity program designed to protect our technology infrastructure and payments platform against cybersecurity threats, which includes regularly testing our systems to identify and address potential vulnerabilities. We continue to make multi-year investments in our technology infrastructure, including those associated with cloud-related initiatives, intended to support the scalability, resiliency, and efficiency of our payments platform. In addition, we are investing in initiatives intended to modernize our infrastructure and support future enhancements to our products and services. We strive to continually improve our technology infrastructure and payments platform to enhance the customer experience and to increase efficiency, scalability, and security.

For additional information regarding risks relating to our technology infrastructure and cybersecurity, see the information in "Item 1A. Risk Factors" under the captions "*Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition*" and "*Business interruptions or systems failures may impair the availability of our websites, applications, products or services, or otherwise harm our business.*"

Research and Development

Our total research and development expense was $1.5 billion in both 2025 and 2024 and $1.6 billion in 2023.

Intellectual Property

The protection of our intellectual property, including our trademarks, copyrights, domain names, trade dress, patents, and trade secrets, is important to the success of our business. We seek to protect our intellectual property rights by relying on applicable laws, regulations, and administrative procedures in the U.S. and internationally. We have registered our core brands as domain names and as trademarks in the U.S. and many international jurisdictions. We also have an active program to secure and enforce trademarks and domain names that correspond to our brands in markets of interest. We have filed and continue to file patent applications in the U.S. and in international jurisdictions covering certain aspects of our proprietary technology and new innovations. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services. We routinely enter into confidentiality and invention assignment agreements with our employees and contractors, and non-disclosure agreements with parties with whom we conduct business to control access to, and use and disclosure of, our proprietary information.

For additional information regarding risks relating to our intellectual property, see the information in "Item 1A. Risk Factors" under the captions "*Third parties may allege that we are infringing their patents and other intellectual property rights*" and "*We may be unable to protect or enforce our intellectual property.*"

Government Regulation

We operate globally and in a rapidly evolving regulatory environment characterized by a heightened focus by regulators globally on all aspects of the payments industry, including anti-money laundering, countering terrorist financing, privacy, cybersecurity, and consumer protection. The laws and regulations applicable to us, including those enacted prior to the advent of digital payments, continue to evolve through legislative and regulatory action and judicial interpretation. New or changing laws and regulations, including changes to their interpretation and implementation, as well as increased penalties and enforcement actions related to non-compliance, could have a material adverse impact on our business, results of operations, and financial condition. We monitor these areas closely and are focused on designing compliant solutions for our customers.

Government regulation impacts key aspects of our business. We are subject to the laws and regulations applicable to the payments industry in the markets we operate, which are subject to interpretation and change.

Payments regulation. Various laws and regulations govern the payments industry in the U.S. and internationally. In the U.S., PayPal, Inc. (a wholly-owned subsidiary) holds licenses to operate as a money transmitter (or its equivalent) in the states where such licenses are required, as well as in the District of Columbia and certain territories. These licenses include not only our PayPal-branded products and services, but also our Venmo, Hyperwallet, Xoom, and PayPal Open products and services, to the extent offered in these locations. As a licensed money transmitter, PayPal is subject to, among other requirements, restrictions on the investment of customer funds, reporting requirements, bonding requirements, and inspection by state regulatory agencies. In certain cases, these licenses also generally cover PayPal's service enabling customers to buy, hold, transfer, and sell cryptocurrency directly from their PayPal or Venmo account. PayPal holds a full Bitlicense issued by the State of New York Department of Financial Services to offer cryptocurrency services in the state. Other states have enacted or are expected to enact licensing requirements relating to our cryptocurrency business. Additionally, in July 2025, Congress enacted the Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 (the "GENIUS Act"), establishing a federal framework for stablecoin regulation that includes requirements for cryptocurrency businesses, including PayPal. Congress may enact and federal agencies may adopt additional licensing or regulatory requirements relating to our cryptocurrency business.

Outside the U.S., we provide similar services customized for various countries and foreign jurisdictions through our foreign subsidiaries. The activities of those non-U.S. entities are, or may be, supervised by a financial regulatory authority in the jurisdictions in which they operate. Among other regulatory authorities, the Luxembourg Commission de Surveillance du Secteur Financier (the "CSSF"), the U.K. Financial Conduct Authority ("FCA"), the Australian Prudential Regulation Authority, the People's Bank of China, the Monetary Authority of Singapore, the Reserve Bank of India, and the Central Bank of Brazil have asserted jurisdiction over some or all of our activities in their respective jurisdictions. This list is not exhaustive, and there are numerous other regulatory agencies that have asserted or may assert jurisdiction over our activities.

In addition, financial services regulators in various jurisdictions, including the U.S. and the European Union ("EU"), have implemented payment authentication requirements for banks and payment processors intended to reduce online fraud, which could impose significant costs, make it more difficult for new customers to open PayPal accounts, and reduce the ease of use of our products.

Financial Services supervision. We serve our customers in the EU through PayPal (Europe) S.à.r.l. et Cie, S.C.A. ("PayPal (Europe)"), a wholly-owned subsidiary that is licensed and subject to regulation as a credit institution in Luxembourg by the CSSF. We serve our customers in the U.K. through PayPal U.K. Limited ("PayPal U.K."), a wholly-owned subsidiary that is subject to regulation as an electronic money institution in the U.K. by the FCA. Accordingly, we must comply with rules and regulations applicable to electronic money institutions in the U.K. and credit institutions in the E.U., including those related to capitalization, funds management, corporate governance, anti-money laundering, consumer rights, disclosure, reporting, and inspection. We are, or may be, subject to financial services-related regulations in other countries now or in the future related to our role in the financial services industry. In addition, based on our relationships with our partner financial institutions, we are, or may be, subject to indirect regulation and examination by the regulators of these partner financial institutions.

In December 2025, we submitted applications to the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation to establish PayPal Bank, a proposed Utah-chartered industrial loan company. There is no assurance that our applications to establish PayPal Bank will receive regulatory approval.

Lending regulation. Our U.S. consumer short-term, interest-free, installment product is subject to federal and state laws governing consumer credit and debt collection, and PayPal holds multiple state licenses as the lender for this product. In Australia, PayPal Credit Pty Limited offers a consumer short-term, interest-free, installment product pursuant to a credit license and subject to other laws which cover the provision of financial services, credit reporting, debt collection, and privacy. PayPal's consumer short-term, interest-free, installment products in the U.K., France, Germany, Spain, and Italy are currently generally exempt from primary consumer credit legislation but certain consumer lending, consumer protection, and banking transparency regulations apply to this activity. This will change in the E.U. markets with the implementation of the revised Consumer Credit Directive which will take effect in November 2026 and result in formerly "unregulated" credit products being generally (and subject to the principle of proportionality in particular regarding underwriting obligations) subject to the same laws as fully regulated credit. Paidy, Inc. holds multiple licenses for the issuance of its consumer installment products in Japan and is registered with the Ministry of Economy, Trade and Industry as a Comprehensive Credit Purchase Intermediary. In Canada, PayPal Canada Co. offers a consumer short-term, interest-free installment product pursuant to multiple provincial credit licenses and subject to other laws which cover consumer protection, debt collection and privacy.

Our U.S. consumer interest-bearing installment product is subject to federal and state laws and is offered by an independent chartered financial institution. PayPal holds multiple state licenses to market and service this product. PayPal's interest-bearing installment products for consumers in Germany, Italy, and Spain are subject to applicable local laws such as consumer (lending) laws, consumer protection, or banking transparency regulations.

PayPal and Venmo co-branded consumer credit cards and the PayPal Credit revolving consumer credit product are issued by an independent chartered financial institution in the U.S., and are subject to laws and regulations governing these programs. PayPal Credit in the U.K. is a regulated, revolving consumer credit product subject to applicable local laws and regulations.

Our U.S. merchant lending products are subject to federal and state regulations and are offered by an independent chartered financial institution. Our merchant lending products offered in Germany, France, and the Netherlands are subject to the laws of Luxembourg and certain local laws, and our merchant lending cash advance product offered in the U.K. is subject to U.K. regulation. Our merchant lending product in Australia is subject to the laws of Australia.

Consumer Financial Protection Bureau ("CFPB") and state consumer protection agencies. The CFPB and state regulators, including state attorneys general, have significant authority to regulate consumer financial products in the U.S., including consumer credit, deposits, payments, and similar products. As a large market participant of remittance transfers, we are subject to the direct supervisory authority of the CFPB. The CFPB and similar regulatory agencies in other jurisdictions may have broad consumer protection mandates that could result in the promulgation and interpretation of rules and regulations that may materially impact our business.

Anti-money laundering, counter-terrorist financing, and sanctions. PayPal is subject to anti-money laundering ("AML") laws and regulations in the U.S. and other jurisdictions, as well as laws designed to prevent the use of the financial systems to facilitate terrorist activities. Our AML program is designed to prevent our payments platform from being used to facilitate money laundering, terrorist financing, and other illicit activities, or to do business in countries or with persons and entities included on designated country or person lists promulgated by the U.S. Department of the Treasury's Office of Foreign Assets Control and equivalent authorities in other countries. Our AML and sanctions compliance programs, which are overseen by our AML/Bank Secrecy Act Officer, are composed of policies, procedures, and internal controls, and are designed to address these legal and regulatory requirements and assist in managing money laundering and terrorist financing risks.

Interchange fees. Interchange fees (the transaction fees for processing credit and debit card transactions) are subject to regulation in certain jurisdictions. For example, in the EU, the Multilateral Interchange Fee Regulation caps interchange fees and provides for business rules to be complied with by any company dealing with payment card transactions. Interchange fees are being reviewed or challenged in various jurisdictions. As a result, the fees that we collect in certain jurisdictions may become the subject of regulatory challenge.

Data protection and privacy. We are subject to a number of laws, rules, directives, and regulations ("privacy and data protection laws") relating to the collection, use, retention, security, processing, and transfer (collectively, "processing") of personally identifiable information about our customers, our merchants' customers, and employees ("personal data") in the countries where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is subject to one or more privacy and data protection laws in one or more jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Regulatory scrutiny of privacy, data protection, cybersecurity practices, and the processing of personal data is increasing around the world. Regulatory authorities are continuously considering numerous legislative and regulatory proposals and interpretive guidelines that may contain additional privacy and data protection obligations. Many jurisdictions in which we operate have adopted or are in the process of adopting or amending data protection and privacy legislation or regulation aimed at creating and enhancing individual privacy rights and data protection obligations. In addition, the interpretation and application of these privacy and data protection laws in the U.S., Europe, and elsewhere are subject to change and may subject us to increased regulatory scrutiny and business costs.

Anti-corruption. PayPal is subject to applicable anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws in the jurisdictions in which we operate. Anti-corruption laws generally prohibit offering, promising, giving, accepting, or authorizing others to provide anything of value, either directly or indirectly, to or from a government official or private party to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business. We have implemented policies, procedures, and internal controls that are designed to comply with these laws and regulations.

Artificial Intelligence regulation. We use AI and machine learning technologies in various aspects of our business, including fraud prevention, risk management, product optimization and customer service. Governments and regulators globally are increasingly focused on the oversight of AI technologies and have proposed or enacted laws aimed at ensuring transparency, fairness, and accountability. For example, the EU has adopted the Artificial Intelligence Act, which provides a comprehensive framework for regulating AI, and other jurisdictions are considering similar frameworks. Compliance with existing and emerging AI regulations may require operational changes, increased costs, or limit the use of AI in our business. Evolving interpretations or enforcement of these regulations could also affect our ability to deploy certain AI-driven features and may subject us to additional regulatory scrutiny.

Additional regulatory developments. Various regulatory agencies continue to examine and implement laws governing a wide variety of issues, including virtual currencies, identity theft, account management guidelines, disclosure rules, cybersecurity, competition, and marketing, which may impact PayPal's business. Certain governments around the world are adopting laws and regulations pertaining to environmental, social, and governance matters, and corporate sustainability performance, transparency, and reporting (e.g., the EU Corporate Sustainability Reporting Directive, Australia's Treasury Laws Amendment, and states such as California), as well as topical reporting and risk management disclosure requirements, such as obligations related to disclosure of the management of climate-related risks.

For additional discussion on governmental regulation affecting our business, please see "Item 1A. Risk Factors" and "Item 3. Legal Proceedings" included in this Form 10-K.

Human Capital

At PayPal, we consider the management of our global talent (human capital) to be essential to the ongoing success of our business. As of December 31, 2025, we employed approximately 23,800 people globally, with 46% in the Americas, 42% in Asia-Pacific, and 12% in Europe and the Middle East. Our global employees work predominantly full-time and represent 142 nationalities, across 28 countries, including approximately 9,600 located in the U.S. Across our workforce, we reached approximately 42% global gender diversity and 58% U.S. ethnic diversity, as of December 31, 2025.

As a leading technology company, we compete for top talent from around the world. We believe that a culture focused on employee listening and experiences that enable career growth and development are essential to the successful acquisition, development, and retention of global talent.

In 2025, we invested in our employees' growth with programs to help employees take charge of their careers: a clear career framework, better development tools, and greater visibility into what growth looks like. With our new leadership capabilities launched, we also introduced a refreshed leadership program for our VP+ population, a program that we will expand to Senior Directors in 2026. Our employee listening informs the ongoing development of our employee programs. In addition to administering a periodic enterprise-wide survey to gather input from our global workforce, we also conducted specific surveys to gather direct employee feedback on specific topics.

We continue to support employee well-being, including providing resources, programs, and services to support our employees' physical, mental, and financial wellness. PayPal offers a comprehensive benefits package designed to support employees at every stage of life while also helping our employees to prepare for the future.

Corporate Sustainability & Impact Management

Our management of priority Corporate Sustainability & Impact ("CS&I") risks and opportunities in respect of our business is organized across employees and culture, social impact, responsible business practices, and environmental sustainability. We believe this integrated, enterprise-wide approach to managing our global business helps enable us to create value for our stakeholders, including our stockholders, employees, partners, and communities. We endeavor to provide transparent disclosures with respect to our CS&I risks and opportunities through our annual Global Impact Report and other communications.

Available Information

The address of our principal executive offices is PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. Our website is located at www.paypal.com, and our investor relations website is located at https://investor.pypl.com. From time to time, we may use our investor relations site and other online and social media channels, including the PayPal Newsroom (https://newsroom.paypal-corp.com/), the PayPal Corporate website (https://about.pypl.com), PayPal's LinkedIn page (https://www.linkedin.com/company/paypal), PayPal's Facebook page (https://www.facebook.com/PayPalUSA/), PayPal's Youtube channel (https://www.youtube.com/paypal), Jamie Miller's LinkedIn profile (https://www.linkedin.com/in/jamiesmiller/), and Steven Winoker's LinkedIn profile (https://www.linkedin.com/in/steven-winoker-0764548/), as a means of disclosing information about the Company, including information which could be deemed to be material to investors. Our Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge on our investor relations website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

The content of our websites and information we may post on, provide to, or accessible through online and social media channels, including those mentioned above, are not a part of, and are not incorporated by reference into, this Form 10-K or in any other report or document we file with, or furnish to, the SEC. Any references to our websites or online and social media contained in this Form 10-K are intended to be inactive textual references only.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, in addition to other information appearing in this Form 10-K, including our consolidated financial statements and related notes, for important information regarding risks and uncertainties that could affect us. These risk factors do not identify all risks we face, and additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations, future prospects, and the trading price of our common stock could be materially and adversely affected.

Cybersecurity and Technology Risks

Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.

Techniques used to attempt to obtain unauthorized or illegal access to systems and information (including customers' personal data), disable or degrade service, exploit vulnerabilities, or sabotage systems are continuously evolving. These attempts may not be recognized or detected until after they have been launched against a target. Unauthorized parties continuously attempt to gain access to our systems or facilities through various means, including through hacking into our systems or facilities or those of our customers, partners, or vendors, and attempting to fraudulently induce users of our systems (including customers, employees, and partner and vendor personnel) into disclosing user names, passwords, payment card information, multi-factor authentication application access or other sensitive information used to gain access to such systems or facilities. This information may, in turn, be used to access our customers' confidential personal or proprietary information and financial instrument data that are stored on or accessible through our information technology ("IT") systems and those of third parties with whom we partner. This information may also be used to execute fraudulent transactions or other activity. Numerous and evolving cybersecurity and related threats, including advanced and persisting cyberattacks, artificial intelligence ("AI")-enabled threats, cyberextortion, distributed denial-of-service attacks, ransomware, spear phishing and social engineering schemes, the introduction of computer viruses or other malware, and the destruction of all or portions of our IT and infrastructure and those of third parties with whom we partner or that are part of our IT supply chain, are becoming increasingly sophisticated and complex, may be difficult to detect, and could compromise the confidentiality, availability, and integrity of the data in our systems, as well as the systems themselves.

We believe that hostile actors, who may comprise individuals, coordinated groups, sophisticated organizations, or nation-state supported entities, may target PayPal due to our name, brand recognition, types of data (including sensitive payments- and identity-related data) that customers provide to us, and the widespread adoption and use of our products and services. We have experienced from time to time, and may experience in the future, cybersecurity incidents, including breaches of our security measures, network breaches, and compromise of personally identifiable customer information due to human error, deception, malfeasance, insider threats, system errors, defects, vulnerabilities, or other issues. Any of the foregoing events may subject us to fines, penalties, regulatory or other enforcement actions, and adversely affect our business, reputation, or financial condition.

Any cybersecurity incidents, including cyberattacks or data security breaches affecting the IT or infrastructure of our customers, partners, or vendors (including data center and cloud computing providers) or of companies we acquire, could have similar negative effects.

We have experienced, and may experience in the future, breaches involving customer information for which we have notified, and may notify, regulators, customers and other third parties. These or other cybersecurity breaches and other exploited security vulnerabilities have subjected us and could further subject us to significant costs and third-party liabilities, result in improper disclosure of data and violations of applicable privacy and other laws, require us to change our business practices, cause us to incur significant remediation costs, lead to loss of customer confidence in, or decreased use of, our products and services, damage our reputation and brands, divert the attention of management from the operation of our business, result in significant compensation or contractual penalties from us to our customers and their business partners as a result of losses to or claims by them, or expose us to litigation, regulatory investigations, and significant fines and penalties. Moreover, under payment card network rules and our contracts with our payment processors, if there is a breach of payment card information stored by us or our direct payment card processing vendors, we could be liable to the payment card issuing banks, including for their cost of issuing new cards and related expenses. While we maintain insurance to help offset the financial impact of these risks, our coverage may be insufficient to cover all our losses caused by security breaches and other damage to or unavailability of our systems.

Business interruptions or systems failures may impair the availability of our websites, applications, products or services, or otherwise harm our business.

Our systems and operations and those of our service providers and partners have experienced from time to time, and may experience in the future, business interruptions or degradation of service because of distributed denial-of-service and other cyberattacks, insider threats, hardware and software defects or malfunctions, human error, earthquakes, hurricanes, floods, fires, and other natural disasters, public health crises (including pandemics), power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. The frequency and intensity of weather events related to climate change are increasing, which could increase the likelihood and severity of such disasters as well as related damage and business interruption. Our corporate headquarters are located in the San Francisco Bay Area, a seismically active region in California. A catastrophic event that results in a disruption to or failure of our systems or operations could result in significant losses and require substantial recovery time and significant expenditures to resume or maintain operations. Some of our systems, including those of companies that we have acquired, are not fully redundant and any failure of these systems, including due to a catastrophic event, may lead to operational outages or delays. While we engage in disaster recovery planning and testing intended to mitigate risks from outages or delays, our planning and testing may not be effective or sufficient for all possible outcomes or events. As a provider of payments solutions, we are also subject to heightened scrutiny by regulators that may require specific business continuity, resiliency and disaster recovery plans, and rigorous testing of such plans, which may be costly and time-consuming to implement, and may divert our resources from other business priorities. Any of the foregoing risks could have a material adverse impact on our business, financial condition, and results of operations.

We have experienced, and expect to continue to experience, system failures, cyberattacks, unplanned outages, and other events or conditions that have or may interrupt the availability, or reduce or adversely affect the speed or functionality, of our products and services. While we continue to undertake system upgrades and re-platforming efforts designed to improve the availability, reliability, resiliency, and speed of our platform, these efforts are costly and time-consuming, involve significant technical complexity and risk, may divert our resources from new features and products, and may ultimately not be effective. A prolonged interruption of, or reduction in, the availability, speed, or functionality of our products and services could materially harm our business and financial condition. For example, in August 2025, PayPal experienced a temporary service disruption triggered by a coding error in a system update, which primarily impacted a limited number of customers and partners in Germany. In connection with this disruption, we experienced some fraudulent transaction activity for a limited time period. We have incurred transaction losses and other expenses as a result, including claims under our protection programs, and this or other disruptions may subject us to increased regulatory scrutiny, fines, penalties and litigation. Frequent or persistent interruptions in or disruptions to our services could permanently harm our relationship with our customers and partners and our reputation. If any system failure or similar event results in damage to our customers or their business partners, they could seek significant compensation or contractual penalties from us for their losses. These claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

We rely on facilities, components, applications, software, and services supplied by third parties, including data center facilities and cloud data storage and processing services. From time to time, we have experienced interruptions in the provision of such facilities and services provided by these third parties. If these third parties experience operational interference or disruptions (including a cybersecurity incident), fail to perform their obligations, or breach their agreements with us, our operations could be disrupted or negatively affected, which could result in customer dissatisfaction, regulatory scrutiny, and damage to our reputation and brands, and materially and adversely affect our business. While we maintain business interruption insurance, our coverage may be insufficient to cover all our losses caused by interruptions in our service due to systems failures and similar events.

In addition, any failure to successfully implement new information systems and technologies or improvements or upgrades to existing information systems and technologies in a timely manner could lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to our business, adversely impact our business, internal controls, results of operations, and financial condition, and ultimately cause us to lose existing licenses that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business.

If we cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of our products and services and, consequently, our revenues, could decline.

Rapid, significant, and disruptive technological changes impact the industries in which we operate, including payment technologies (including real-time payments, payment card tokenization, virtual currencies, distributed ledger and blockchain technologies, and proximity payment technology such as Near Field Communication and other contactless payments); web browser technologies that enable users to easily store their payment card information for use on any retail or e-commerce website; AI; developments in technologies supporting our regulatory and compliance obligations; and in-store, digital, agentic and social commerce.

We expect that new technologies applicable to the industries in which we operate, including the development, adoption, and use of generative AI technologies and autonomous AI agents, will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. We cannot predict the effects of technological changes on our business, which technological developments or innovations will become widely adopted, and how those technologies may be regulated. Developing and incorporating new technologies into new and existing products and services may require significant investment, take considerable time, and may not ultimately be successful. For example, AI algorithms that we use may be flawed or may be based on datasets that are biased or insufficient. In addition, any latency, disruption, or failure in our AI systems or infrastructure could result in delays or errors in our offerings. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use of our products or of AI. In addition, third parties may deploy AI technologies in a manner that reduces customer demand for our products and services.

We rely in part on third parties, including some of our competitors, for the development of and access to new or evolving technologies. These third parties may restrict or prevent our access to, or utilization of, those technologies, as well as their platforms or products. Our ability to adapt our existing products and services to incorporate new technologies or develop future and new products and services using new technologies may be limited or restricted by industry-wide standards, platform providers, payments networks, changes to laws and regulations, changing customer expectations, third-party intellectual property rights, and other factors. If we are unable to develop and incorporate new technologies and adapt to technological changes and evolving industry standards in a timely or cost-effective manner, our business, results of operations, or reputation could be harmed.

Legal, Regulatory and Compliance Risks

Our business is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm our business.

Our business is subject to complex and changing laws, rules, regulations, policies, licensing schemes, and legal interpretations in the markets where (and relating to the industries and merchants to which) we offer services directly or through partners, including, but not limited to, those governing: banking, credit, deposit taking, cross-border and domestic money transmission, prepaid access, foreign currency exchange, privacy, data protection, data governance, cybersecurity, banking secrecy, digital payments, cryptocurrency, payment services (including payment processing and settlement services), lending, fraud detection, consumer protection, antitrust and competition, economic and trade sanctions, anti-money laundering, and counter-terrorist financing.

Regulators and legislators globally continue to establish, evolve, and increase their regulatory authority, oversight, and enforcement, and it may be difficult to predict how these may be applied to our business and the way we conduct our operations. As we introduce new products and services and expand into new markets and support new industries and merchants, including through acquisitions, we expect to become subject to additional regulations, restrictions, and licensing requirements. As we expand and localize our international activities, we expect that our obligations in the markets in which we operate will continue to increase. In addition, because we facilitate sales of goods and provide services to customers worldwide, one or more jurisdictions may claim that we or our customers are required to comply with their laws and regulations, which may impose different, more specific, and/or conflicting obligations on us, as well as broader liability.

We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and any failure or perceived failure to comply with existing or new laws, regulations, or orders of any government authority (including changes to or expansion of their interpretation) may result in audits, inquiries, investigations, whistleblower complaints, and adverse media coverage; subject us to significant fines, penalties, monetary damages, injunctive relief, criminal and civil lawsuits, forfeiture of significant assets, and enforcement actions in one or more jurisdictions; result in additional compliance and licensure requirements; cause us to temporarily or permanently lose existing licenses or prevent or delay us from obtaining additional licenses that may be required for our business; increase regulatory scrutiny of our business; divert management's time and attention from our business; restrict our operations; lead to increased friction for customers; lead to loss of banking and other commercial partner relationships; force us to make changes to our business practices, products, or operations; require us to engage in remediation activities; or delay planned transactions, product launches, or improvements. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business, and adversely affect our results of operations and financial condition. The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. While we have implemented policies and procedures designed to help ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors, and agents will not violate such laws and regulations.

Payments Regulation

In the U.S., PayPal, Inc. (a wholly-owned subsidiary) holds licenses to operate as a money transmitter (or its equivalent) in the states where such licenses are required, as well as in the District of Columbia and certain territories. If we fail to comply with applicable laws or regulations required to maintain our licenses, we could be subject to liability and/or additional restrictions, forced to cease doing business with residents of certain states or territories, forced to change our business practices, or required to obtain additional licenses or regulatory approvals, which could impose substantial costs and harm our business.

While we currently allow our customers to send payments from approximately 200 markets, we allow customers in only approximately half of those markets (including the U.S.) to also receive payments, in some cases with significant restrictions on the manner in which customers can hold balances or withdraw funds. These restrictions may limit our ability to grow our business.

We principally provide our services to customers in the European Economic Area ("EEA") through PayPal (Europe) S.à.r.l. et Cie, S.C.A. ("PayPal (Europe)"), our wholly-owned subsidiary that is licensed and subject to regulation as a credit institution in Luxembourg, and to our customers in the United Kingdom ("U.K.") through PayPal U.K. Limited ("PayPal U.K."), a wholly-owned subsidiary that is subject to regulation as an electronic money institution and a consumer credit firm (and registered as a crypto asset business) in the U.K. by the Financial Conduct Authority ("FCA"). PayPal (Europe) or PayPal U.K. may be subject to enforcement actions and significant fines and penalties if they violate applicable requirements. If the business activities of PayPal (Europe) exceed certain thresholds, or if the European Central Bank ("ECB") so determines, PayPal (Europe) may be deemed a significant supervised entity and certain activities of PayPal (Europe) would become directly supervised by the ECB, rather than by the Luxembourg Commission de Surveillance du Secteur Financier. PayPal (Europe) is also subject to regulation by the ECB under the oversight framework for electronic payment instruments, schemes and arrangements ("PISA"). Compliance with applicable laws and regulations could become more costly and operationally difficult to manage due to additional supervision, potentially inconsistent interpretations, and domestic regulations by various countries in the EEA. Applicable regulation relating to payments, anti-money laundering, and digital services, which are key focus areas of European regulators and subject to extensive new regulation, could subject us to additional and complex obligations, risks, and associated costs, and impact our ability to expand our business in Europe.

For many of our other markets outside the U.S., we provide services on a cross-border basis through PayPal Pte. Ltd., our wholly-owned subsidiary based in Singapore. PayPal Pte. Ltd. is supervised by the Monetary Authority of Singapore ("MAS"), and in July 2023 was issued a Major Payment Institution license by the MAS under the Payment Services Act 2019. In order to maintain this license and certain other licenses or registrations we hold in certain markets, we are required to comply with applicable regulatory requirements, which have imposed and will continue to impose increasing operational complexity and costs for our Singapore and international operations. Moreover, in many non-U.S. markets (other than Singapore) where customers of PayPal Pte. Ltd. or local branches or subsidiaries subject to local regulatory supervision or oversight, as the case may be, are located, there may be uncertainty whether our Singapore-based service is subject only to Singapore law or also to other local laws, and whether such local laws might require a payment processor like us to be licensed as a payments service, bank, financial institution, or otherwise.

There are substantial costs and potential product and operational considerations involved in maintaining and renewing licenses, certifications, and approvals, and we could be subject to enforcement actions, fines, penalties, and litigation if we are found to violate any of these requirements. There can be no assurance that we will be able to (or decide to) continue to apply for or obtain any licenses, renewals, certifications, and approvals in any jurisdiction. In certain markets, we may need to rely on local banks or other partners to process payments and conduct foreign currency exchange transactions in local currency, and local regulators may use their authority, including over such local partners, to prohibit, restrict, or limit us from doing business. Any of the foregoing could, individually or in the aggregate, result in substantial additional costs, delay or preclude planned transactions, geographical expansion, or product launches or improvements, require significant and costly operational changes, impose restrictions, limitations, or additional requirements on our business, products and services, or prevent or limit us from providing our products or services in a given market.

Cryptocurrency Regulation and Related Risks

Our customer cryptocurrency offerings may subject us to additional regulations, licensing requirements, or other obligations or liabilities. Within the U.S., we are regulated by the New York State Department of Financial Services as a virtual currency business, which does not permit us to engage in securities brokerage or dealing activities. Additionally, we are a digital asset service provider under the Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 (the "GENIUS Act"), which subjects us to obligations relating to our cryptocurrency business and may affect the competitive landscape for payment stablecoins. The regulatory status of particular cryptocurrencies is unclear under existing law. The evolving legislative and regulatory landscapes with respect to cryptocurrency in addition to stablecoins may subject us to additional licensing and regulatory obligations or to inquiries or investigations from various regulators and governmental authorities, and require us to change, restrict or discontinue product offerings in certain markets, implement additional and potentially costly controls, or take other actions.

In August 2023, a third-party issuer with which we have partnered commercially (the "PYUSD Issuer") launched a U.S. dollar-denominated stablecoin named PayPal USD ("PYUSD"), which is available to PayPal customers and Venmo customers in certain markets. These PayPal and Venmo customers may, if provisioned for external transfers and subject to our sanctions and anti-money laundering controls, send PYUSD to external wallets not controlled by PayPal. The PYUSD Issuer may also allow institutional users to directly purchase PYUSD from the PYUSD Issuer (as per the PYUSD Issuer's stablecoin terms and conditions). The regulatory treatment of stablecoins is evolving and has drawn significant attention from legislative and regulatory bodies around the world. The recently enacted GENIUS Act provides a regulatory framework that is in the process of being implemented. While PYUSD is designed to comply with this U.S. framework, there remain uncertainties on how ongoing changes to international laws and regulations will apply to stablecoins in practice, and we and the PYUSD Issuer may face substantial costs and risks to operationalize and comply with any additional or changed requirements. If we or the PYUSD Issuer fail to comply with regulations, requirements, prohibitions or other obligations applicable to us, or make operational errors, we could face regulatory or other enforcement actions, potential fines, penalties, and other consequences. In addition, we could face reputational harm through our relationship with the PYUSD Issuer if the PYUSD Issuer were to face regulatory scrutiny or make operational errors or if PYUSD is alleged to be used for transactions in connection with illicit or illegal activities.

We hold our customers' cryptocurrency assets through one or more third-party custodians. Financial and third-party risks related to our customer cryptocurrency offerings, such as inappropriate access to, theft, or destruction of cryptocurrency assets held by our custodians, insufficient insurance coverage by a custodian to fully reimburse us for such losses, a custodian's failure to maintain effective controls over the custody and settlement services provided to us, a custodian's inability to purchase or liquidate cryptocurrency holdings, the failure of the PYUSD Issuer to maintain sufficient reserve assets backing PYUSD, and defaults on financial or performance obligations by a custodian, banks with which the PYUSD Issuer maintains reserve assets or counterparty financial institutions, could expose us and our customers to loss and significantly harm our business, financial condition, and reputation.

We have selected custodian partners and the PYUSD Issuer, and may in the future select additional custodian partners and stablecoin issuing entities subject to regulatory oversight, capital requirements, maintenance of audit and compliance industry certifications, and cybersecurity procedures and policies. Any operational disruptions at any such custodian or issuer, or such custodians' or issuer's failure to safeguard cryptocurrency holdings (or reserve assets), could result in losses of customer assets, expose us to customer claims, reduce consumer confidence, harm our reputation, and materially impact our cryptocurrency product offerings and our operating results.

Custodial arrangements to safeguard cryptocurrency assets involve unique risks and uncertainties in the event of a custodian's bankruptcy. While other types of assets and some custodied cryptocurrencies have been deemed not to be part of the custodian's bankruptcy estate under various regulatory regimes, bankruptcy courts have not yet definitively determined the appropriate treatment of custodial holdings of digital assets in a bankruptcy proceeding. In the event of a custodian's bankruptcy, the lack of precedent and the highly fact-dependent nature of the determination could delay or preclude the return of custodied cryptocurrency assets to us or to our customers. Although we contractually require our custodians to segregate our customer assets and not commingle them with proprietary or other assets, we cannot assure that these contractual obligations, even if duly observed by a custodian, will be effective in preventing such assets from being treated as part of the custodian's estate under bankruptcy or other insolvency law. In that event, our claim on behalf of such customers against a custodian's estate for our customers' cryptocurrency assets could be treated as a general unsecured claim against the custodian, in which case our customers could seek to hold us liable for any resulting losses.

Lending Regulation

We hold a number of U.S. state lending licenses for our U.S. consumer short-term installment loan product, which is subject to federal and state laws governing consumer credit and debt collection. Similarly, the consumer short-term installment loan products that we offer outside the U.S. may be subject to consumer credit legislation, licensing requirements, consumer lending laws, consumer protection or banking transparency regulations. Increased global regulatory focus on short-term installment products and consumer credit more broadly could result in laws or regulations requiring changes to our product offerings, policies, procedures, and operations, and restrict or limit our ability to offer credit products.

Consumer Protection

Violations of consumer protection law in applicable jurisdictions, including federal and state laws and regulations in the U.S. such as the Electronic Fund Transfer Act ("EFTA") and Regulation E as implemented by the Consumer Financial Protection Bureau ("CFPB"), could result in the assessment of significant actual damages or statutory damages or penalties (including treble damages in some instances) and plaintiffs' attorneys' fees. We are subject to, and have paid amounts in settlement of, lawsuits alleging that our business violated the EFTA and Regulation E or otherwise advancing claims for relief relating to our business practices (e.g., that we improperly held consumer funds or otherwise improperly limited consumer accounts).

Anti-Money Laundering and Counter-Terrorist Financing; Economic and Trade Sanctions

Regulators globally continue to increase standards and expectations regarding anti-money laundering and counter-terrorist financing, and to expand the scope of existing laws and regulations to emerging products and markets, which may require us to revise or expand our compliance program globally and/or in specific jurisdictions, including the procedures we use to verify the identity of our customers and to monitor international and domestic transactions. Such changes could increase the costs and complexity of compliance, lead to increased friction for customers, and result in a decrease in business. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or the circumstances in which we must verify identities of customers, and any change to such obligations could result in greater compliance costs and negatively impact our business. We are also required to comply with economic and trade sanctions administered by the U.S., the European Union ("EU") and its member states, the U.K., and other jurisdictions in which we operate. Non-compliance with anti-money laundering laws and regulations or economic and trade sanctions may subject us to significant fines, penalties, lawsuits, and enforcement actions, result in regulatory sanctions and additional compliance requirements, increase regulatory scrutiny of our business, restrict our operations, and damage our reputation and brands. In the ordinary course of business we may identify and voluntarily report, and have reported, potential compliance issues to regulatory authorities, including the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), and our compliance history may be considered by OFAC and other regulators as part of any potential future investigation regarding our compliance with sanctions.

Privacy and Protection of Customer Data

The legal and regulatory environment relating to privacy and data protection laws continues to develop and evolve in ways we cannot predict, including with respect to technologies such as cloud computing, AI (including generative AI), cryptocurrency, and blockchain technology. Any failure or alleged failure by us to comply with our privacy policies as communicated to customers or with applicable privacy and data protection laws relating to our collection, use, storage, transfer, or sharing of customer data with third parties could result in proceedings or actions against us by data protection authorities, other government agencies, our customers or others, which could subject us to significant fines, penalties, judgments, and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, damage our reputation, and materially harm our business. Compliance with inconsistent privacy and data protection laws may also restrict or limit our ability to provide products and services to our customers.

Many jurisdictions in which we operate globally have enacted, or are in the process of enacting, data privacy legislation or regulations aimed at creating and enhancing individual privacy rights, including with respect to the use of personal data for personalization and cross-contextual advertising. For example, numerous U.S. states have enacted or are in the process of enacting state-level data privacy laws and regulations governing the collection, use, and retention of their residents' personal information as well as specific privacy obligations with respect to youth. The continued proliferation of privacy laws in the jurisdictions in which we operate is likely to result in a disparate array of privacy rules with unaligned or conflicting provisions, accountability requirements, individual rights, and national or local enforcement powers, which could lead to unintended consumer confusion and may subject us to increased regulatory scrutiny and business costs.

Artificial Intelligence (AI)

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including areas such as consumer protection, intellectual property, cybersecurity, and privacy and data protection. In addition, there is uncertainty around the validity and enforceability of intellectual property rights related to the use, development, and deployment of AI systems, including issues arising from both the inputs they rely on and the outputs they generate. Compliance with new and emerging laws, regulations or industry standards relating to AI in the U.S. and internationally, such as U.S. state regulations and the Artificial Intelligence Act in the EU, may impose significant operational costs and limit or restrict our ability to develop, deploy or use existing or future AI technologies. As a result, our ability to adapt our existing products and services or develop future and new products and services using AI may be limited or restricted, which could adversely impact our business.

We are subject to regulatory scrutiny and may be subject to legal proceedings under antitrust and competition laws.

We are subject to scrutiny by various government agencies regarding antitrust and competition laws and regulations in the U.S. and internationally, including in connection with proposed or implemented business combinations, acquisitions, investments, partnerships, commercial agreements and business practices. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Companies, consumers, and government agencies have alleged, and may in the future allege, that our actions (or actions of companies with which we have commercial agreements) violate the antitrust or competition laws in the U.S. or other jurisdictions in which we operate or otherwise constitute unfair competition, or that our products and services are used so broadly that otherwise uncontroversial business practices could be deemed anticompetitive. Any claims or investigations, even if without merit, may be costly to defend or respond to, involve negative publicity, cause substantial diversion of management's time and effort, and could result in reputational harm, significant judgments, fines and other remedial actions against us, require us to change our business practices, make product or operational changes, or delay or preclude planned transactions, product launches or improvements.

We are regularly subject to general litigation, regulatory scrutiny, and government inquiries.

We are regularly subject to claims, individual and class action lawsuits, arbitration proceedings, government and regulatory investigations, inquiries, actions or requests, and other proceedings alleging violations of laws, rules, and regulations with respect to competition, antitrust, intellectual property, privacy, data protection, information security, anti-money laundering, counter-terrorist financing, sanctions, anti-bribery, anti-corruption, consumer protection (including unfair, deceptive, or abusive acts or practices), the terms of our customer agreements, fraud, accessibility, securities, tax, labor and employment, commercial disputes, services, charitable fundraising, contract disputes, escheatment of unclaimed or abandoned property, product liability, use of our services for illegal purposes, the matters described in "Note 13—Commitments and Contingencies—*Litigation and Regulatory Matters—General Matters*" to our consolidated financial statements, and other matters. We expect that the number and significance of these disputes and inquiries will continue to increase as our products, services, and business expand in complexity, scale, scope, and geographic reach, including through acquisitions of businesses and technology, and as a result of expanded enforcement of certain existing laws and regulations by federal, state and local agencies. For example, there continues to be enforcement activity in connection with federal and state consumer protection laws, including suits which seek civil penalties. Investigations, changes in, or expanded enforcement of federal, state or local laws and regulations, and legal and regulatory proceedings are inherently uncertain, expensive and disruptive to our operations, and could result in substantial judgments, fines, penalties or settlements, substantial diversion of management's time and effort, negative publicity, reputational harm, criminal sanctions, or orders that prevent or limit us from offering certain products or services; require us to change our business practices or customer agreement terms in ways that may increase costs or reduce revenues, develop non-infringing or otherwise altered products or technologies, or pay substantial royalty or licensing fees; or delay or preclude planned transactions or product launches or improvements. Determining legal reserves or possible losses from such matters involves significant estimates and judgments and may not reflect the full range of uncertainties and unpredictable outcomes. We may be exposed to losses in excess of the amount recorded, and such amounts could be material. If our estimates and assumptions change or prove to have been incorrect, this could have a material adverse effect on our business, financial position, results of operations, or cash flows.

Third parties may allege that we are infringing their patents and other intellectual property rights.

We are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. Intellectual property infringement claims against us may result from, among other things, our expansion into new business areas, including through acquisitions of businesses and technology, or new or expanded products and services and their convergence with technologies not previously associated with areas related to our business, products and services. The ultimate outcome of any allegation or claim is often uncertain and any such claim, with or without merit, may be time-consuming to defend, result in costly litigation, divert management's time and attention from our business, result in reputational harm, and require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to settle claims or lawsuits, satisfy judgments, or pay substantial royalty or licensing fees.

We may be unable to protect or enforce our intellectual property.

The protection of our proprietary rights, including our trademarks, copyrights, domain names, trade dress, patents and trade secrets, is important to the success of our business. Effective protection of our proprietary rights may not be available in every jurisdiction in which we offer our products and services. There can be no assurance that we will be successful in protecting or enforcing our proprietary rights in every jurisdiction, that our contractual arrangements will prevent or deter third parties from infringing or misappropriating our intellectual property, or that third parties will not independently develop equivalent or superior intellectual property rights. We may be required to expend significant time and resources to prevent infringement and enforce our rights, and we may be unable to discover or determine the extent of any unauthorized use of our proprietary rights. If we are unable to prevent third parties from infringing or otherwise violating our proprietary rights, the uniqueness and value of our products and services could be adversely affected, the value of our brands could be diminished, and our business could be adversely affected. We expect to continue to license certain of our proprietary rights, such as trademarks or copyrighted material, to others. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. Any failure to adequately protect or enforce our proprietary rights, or significant costs incurred in doing so, could diminish the value of our intangible assets and materially harm our business.

Business and Operations Risks

We face substantial and increasingly intense competition worldwide in the global payments industry.

The global payments industry is highly competitive, dynamic, and innovative, and subject to regulatory scrutiny and oversight. Many of the areas in which we compete evolve rapidly with innovative and disruptive technologies, shifting preferences, needs, and price sensitivity of consumers and merchants, and frequent introductions of new products and services. Competition also may intensify as new competitors emerge, businesses combine or enter into new partnerships, and established companies in other segments expand to become competitive with various aspects of our business.

We compete with a wide range of businesses in every aspect of our business. Some of our current and potential competitors are or may be larger than we are, have larger customer bases, greater brand recognition, longer operating histories, a dominant or more secure position, broader geographic scope, volume, scale, resources, and market share than we do, or offer products and services that we do not offer. Other competitors are or may be smaller or younger companies that may be more agile in responding to regulatory and technological changes and customer preferences. Our competitors may devote greater resources to the development, promotion, and sale of products and services, and/or offer lower prices or more effectively offer their own innovative programs, products, and services. We regularly partner with other businesses, and the ability to continue developing these partnerships is important to our business. Competition for relationships with these partners is intense, and there can be no assurance that we will be able to continue to establish, grow, or maintain partner relationships. If we are unable to differentiate our products and services from those of our competitors, drive value for our customers and adoption of our products and services, or effectively and efficiently align our resources with our goals and objectives, we may not be able to compete effectively, which could negatively impact our results of operations and financial condition.

Changes to payment card networks or bank fees, rules, or practices could harm our business.

To process certain transactions, we must comply with applicable payment card, bank, or other network (collectively, "network") rules. The rules govern all aspects of a transaction on the networks, including fees and other practices. From time to time, the networks have increased the fees and assessments that they charge for transactions that access their networks. Certain networks have also imposed special fees or assessments for transactions that are executed through digital wallets such as those PayPal offers. Our payment processors may have the right to pass any increases in fees and assessments on to us and to increase their own fees for processing. Any increase in interchange fees, special fees, or assessments for transactions that we pay to networks or payment processors could make our pricing less competitive, increase our operating costs, and reduce our operating income, which could materially harm our business, financial condition, and results of operations.

In some jurisdictions, government regulations have required payment card networks to reduce or cap interchange fees. Any changes in interchange fee rates or limitations, or their applicability to PayPal's products and services, could adversely affect our competitive position against payment card service providers and the revenue we earn from our branded card programs, require us to change our business practices, and harm our business.

We may also be subject to fines and other penalties assessed by networks resulting from any rule violations by us or our merchants. The networks set and interpret their rules, and from time to time have alleged that various aspects of our business model violate these rules, or our agreements with the networks. Such allegations may result in significant fines, penalties, damages, or other liabilities, adversely impact benefits to us under the agreements, or require changes to our business practices that may be costly and adversely affect our business, results of operations, and financial condition. The network rules may also increase the cost of, impose restrictions on, or otherwise impact the development of, our products which may negatively affect product innovation, deployment, and adoption. The networks could adopt new operating rules or interpret or re-interpret existing rules that we or our payment processors might find difficult or impractical to follow, or costly to implement, which could require us to make significant changes to our products, increase our operational costs, and negatively impact our business.

If we become unable or limited in our ability to accept certain payment types such as debit or credit cards, our business would be materially and adversely affected.

Changes in how consumers fund their PayPal transactions could harm our business.

We pay transaction fees when consumers fund payment transactions using credit cards, lower fees when consumers fund payments with debit cards, and nominal fees when consumers fund payment transactions by electronic transfer of funds from bank accounts, from an existing PayPal or Venmo account balance, or through our PayPal branded consumer credit products. Our financial performance is sensitive to changes in the rate at which our consumers fund payments using payment cards, which can significantly increase our costs. Although we provide consumers in certain markets with the opportunity to use their existing PayPal or Venmo account balance to fund payment transactions, some consumers may prefer to use payment cards, which may offer features and benefits not provided as part of their PayPal or Venmo accounts. Any increase in the portion of our payment volume funded using payment cards or in fees associated with our funding mix, or other events or developments that make it more difficult or costly for us to fund transactions with lower-cost funding options, could materially and adversely affect our financial performance and significantly harm our business.

Our credit products expose us to additional risks.

We offer credit products to a wide range of consumers and merchants in the U.S. and various international markets. The financial success of these products depends largely on the effective management of related risk. The credit decision-making process for our consumer credit products uses proprietary methodologies, credit algorithms and other analytical techniques designed to analyze the credit risk of specific consumers based on, among other factors, their past purchase and transaction history with PayPal or Venmo and their credit scores. Similarly, proprietary risk models and other indicators are applied to assess merchants who desire to use our merchant financing offerings to help predict their ability to repay. These risk models may not accurately predict the creditworthiness of a consumer or merchant due to inaccurate assumptions, including those related to the particular consumer or merchant, market conditions or economic environment, or limited transaction history or other data. The accuracy of these risk models and our ability to manage credit risk related to our credit products may also be affected by legal or regulatory requirements or consumer behavior, changes in the economic environment, issuing bank policies, and other factors.

We are subject to the risk that account holders who use our credit products may default on their payment obligations. The non-payment rate among account holders may increase due to, among other factors, changes to underwriting standards, risk models not accurately predicting the creditworthiness of a user, worsening economic conditions, such as recessions, economic downturns or government austerity programs, increases in prevailing interest rates, and high unemployment rates. Account holders who miss payments often fail to repay their loans, and account holders who file for protection under the bankruptcy laws generally do not repay their loans. Further, laws or regulations may limit the assessment of late fees or penalties on certain credit products, which could negatively impact our revenue share arrangement with an independent chartered financial institution with respect to our U.S. consumer credit products. Any deterioration in the performance of loans facilitated through our platform or unexpected losses on such loans may increase the risk of potential charge-offs, increase our allowance for loans and interest receivable, negatively impact our revenue share arrangement with the independent chartered financial institution, and materially and adversely affect our financial condition and results of operations.

We generally rely on the activities and charters of unaffiliated financial institutions to provide PayPal and Venmo branded consumer credit and merchant financing offerings to our U.S. customers. As a service provider to these unaffiliated financial institutions, which are federally supervised U.S. financial institutions, we are subject from time to time to examination by their federal banking regulators. In the event of any termination or interruption in a partner bank's ability or willingness to lend, our ability to offer consumer credit and merchant financing products could be interrupted or limited, which could materially and adversely affect our business. We may be unable to reach a similar arrangement with another unaffiliated financial institution on favorable terms or at all. Obtaining and maintaining the lending licenses required for us to originate such loans ourselves would be a costly, time-consuming and uncertain process, and would subject us to additional laws and regulatory requirements, which could significantly increase our costs and compliance obligations and require us to change our business practices.

Merchant loans under our U.S. PayPal Working Capital ("PPWC") and PayPal Business Loan ("PPBL") products and certain U.S. installment loan products are provided by a state-chartered industrial bank under a program agreement with us, and we acquire the receivables generated by those loans from the state-chartered bank after origination. In June 2020, the Federal Deposit Insurance Corporation ("FDIC") approved a final rule clarifying that loans validly originated by state-chartered banks or insured branches of foreign banks remain valid throughout the lifetime of the loan, reflecting a similar rule finalized by the Office of the Comptroller of Currency ("OCC") in May 2020 for nationally chartered banks. The final rule reaffirms and codifies the so-called "valid-when-made doctrine," which provides that the permissibility of an interest rate for a loan is determined when the loan is made and will not be affected by subsequent events such as sale, assignment, or other transfer. While a number of state attorneys general have unsuccessfully challenged these FDIC and OCC rules, there remains some uncertainty whether non-bank entities purchasing loan receivables originated by FDIC-insured, state-chartered banks may rely on federal preemption of state usury laws and other state laws. An adverse outcome of these or similar challenges, or changes to applicable laws and regulations or regulatory policy, could materially impact our U.S. PPWC and PPBL products, certain installment loan products, and our business.

We currently purchase receivables related to our U.S. PayPal-branded merchant financing offerings and certain U.S. consumer installment loan products and extend credit for our consumer and merchant products outside the U.S. through our international subsidiaries. We have entered into agreements with third parties to sell various buy now, pay later loan receivables originated by PayPal entities. The sale of future eligible receivables is subject to certain conditions. If these conditions are not satisfied or waived or if the parties are unable to fulfill their obligations under these arrangements, the sale of these receivables could be delayed and we may not realize the expected benefits of these arrangements.

We rely on third parties in many aspects of our business, which creates additional risk.

We rely on third parties in many aspects of our business, including, but not limited to, networks, banks, payment processors, and payment gateways that link us to the payment card and bank clearing networks to process transactions; unaffiliated third-party lenders to originate U.S. credit products to consumers, U.S. merchant financing, and branded credit card products; branded debit card and savings products issued by unaffiliated banks; cryptocurrency custodial service providers; and external business partners and contractors who provide key functions (including, but not limited to, data center facilities and cloud computing, IT, and outsourced customer support, accounting, human resources, and product development functions). We are subject to additional risks inherent in engaging and relying upon third-party providers, including operational, legal, regulatory, information security, reputational, commercial, and resiliency risks. If we are unable to effectively manage our third-party relationships, these third parties are unable to meet their obligations to us, we are overly reliant on certain relationships, we are unable to negotiate favorable contractual terms, or we experience substantial disruptions in these relationships (including interruptions to the availability of our products and services), our operations, liquidity, results of operations, and financial results could be adversely impacted. Additionally, our relationships with third parties inherently involve a lesser degree of control over business operations, governance, and compliance (including anti-money laundering and sanctions compliance), which potentially increases our financial, legal, reputational, and operational risk.

Any factors that reduce cross-border trade or make such trade more difficult could harm our business.

Cross-border trade (i.e., transactions where the merchant and consumer are in different countries) is an important source of our revenues and profits. Cross-border transactions generally provide higher revenues and operating income than similar transactions that take place within a single country or market. In certain markets, cross-border trade may represent our primary or sole offering. Cross-border trade has been and may be negatively impacted by various factors including foreign exchange rate fluctuations; changes in or new tariffs, trade disputes, barriers or restrictions threats of such actions, and the related uncertainty thereof; sanctions; import or export controls; and the interpretation and application of laws of multiple jurisdictions in the context of cross-border trade and foreign exchange. Any factors that increase the costs or uncertainty of cross-border trade for us or our customers or that restrict, delay, or make cross-border trade more expensive, difficult or impractical could reduce our cross-border transactions and volume, negatively impact our revenues and profits, and harm our business.

Failure to deal effectively with fraud, abusive behaviors, bad transactions, and negative customer experiences may increase our loss rate and could severely diminish merchant and consumer confidence in and use of our services and negatively impact our business.

We expect that third parties will continue to attempt to abuse access to and misuse our payments services to commit fraud by, among other things, creating fictitious accounts using stolen or synthetic identities or personal information, taking over customer accounts or creating fraudulent accounts, making transactions with stolen financial instruments, abusing or misusing our services for financial gain, or fraudulently inducing users of our products and services into engaging in fraudulent transactions. Due to the nature of our digital payments services, third parties may seek to engage in abusive schemes or fraud attacks that are often difficult to detect and may be deployed at a scale that would otherwise not be possible in physical transactions. Measures to detect and reduce the risk of fraud and abusive behavior are complex, require continuous improvement, and may not be effective in detecting and preventing fraud, particularly new and continually evolving forms of fraud or in connection with new or expanded product offerings. If these measures are not effective, our business could be negatively impacted. We also incur substantial losses from erroneous transactions and situations where linked accounts designated by customers to fund PayPal transactions have insufficient funds or are otherwise unavailable to fund the payments, or the payment is initiated to an unintended recipient in error. Numerous and evolving fraud schemes and misuse of our payments services could subject us to significant costs and liabilities, require us to change our business practices, cause us to incur significant remediation costs, lead to loss of customer confidence in, or decreased use of, our products and services, damage our reputation and brands, divert the attention of management from the operation of our business, and result in significant compensation or contractual penalties from us to our customers and their business partners as a result of losses or claims. While we actively seek to recover transaction losses where possible, such recoveries may be insufficient to compensate us for such losses.

Our purchase and seller protection programs ("protection programs") are intended to reduce the likelihood of losses for consumers and merchants from unauthorized and fraudulent transactions. Our purchase protection program also protects eligible transactions where consumers do not receive the item ordered or receive an item that is significantly different from its description. We incur substantial losses from our protection programs as a result of disputes filed by our customers. While we may seek to recover losses from our protection programs from the merchant, we ultimately may not be able to fully recover such losses.

In addition, consumers who pay through PayPal or Venmo may have reimbursement rights from their payment card issuer, which in turn will seek recovery from us. If losses incurred by us related to payment card transactions become excessive, we could lose the ability to accept payment cards for payment, which would negatively impact our business. Regulators and card networks may also adapt error resolution and chargeback requirements to account for evolving forms of fraud, which could increase PayPal's exposure to fraud losses and impact the scope of coverage of our protection programs. Increases in our loss rate, including as a result of changes to the scope of transactions covered by our protection programs, could negatively impact our business and results of operations.

Failure to effectively monitor and evaluate the financial condition of our merchants may expose PayPal to losses. In the event of the bankruptcy, insolvency, business failure, or other business interruption of a merchant that sells goods or services in advance of the date of their delivery or use (e.g., airline, cruise, or concert tickets, custom-made goods, and subscriptions), we could be liable to the buyers of such goods or services, including through our purchase protection program or through chargebacks on payment cards used by customers to fund their purchase. Allowances for transaction losses that we have established may be insufficient to cover incurred losses.

Use of our payments services for illegal activities or improper purposes could harm our business.

We expect that users will continue to attempt to use our platform for illegal activities or improper uses, including money laundering, terrorist financing, sanctions evasion, illegal gambling or gaming, fraudulent sales of goods or services, illegal telemarketing activities, illegal sales of prescription medications or controlled substances, piracy of software, movies, music, and other copyrighted, trademarked or digital goods, bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or Ponzi schemes, or the facilitation of other illegal or improper activity. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and a customer may be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for us. Owners of intellectual property rights or government authorities may seek to bring legal action against providers of payments solutions, including PayPal, that are peripherally involved in the sale of infringing or allegedly infringing items by a user. While we invest in measures intended to prevent and detect illegal activities that may occur on our platform, these measures require continuous improvement and may not be effective in detecting and preventing illegal activity or improper uses, and we may be subject to claims, individual and class action lawsuits, and government and regulatory requests, inquiries, or investigations that could result in liability, restrict our operations, impose additional restrictions or limitations on our business or require us to change our business practices, harm our reputation, increase our costs, and negatively impact our business.

Acquisitions, dispositions, strategic investments, and other strategic transactions could result in operating difficulties and could harm our business.

We expect to continue to consider and evaluate a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions, and dispositions of certain businesses, technologies, services, products, and other assets; strategic investments; and commercial and strategic partnerships (collectively, "strategic transactions"). At any given time, we may be engaged in discussions or negotiations with respect to one or more strategic transactions, any of which could, individually or in the aggregate, be material to our financial condition and results of operations. There can be no assurance that we will be successful in identifying, negotiating, consummating, or integrating suitable transaction opportunities. Strategic transactions may involve additional significant challenges, uncertainties, and risks, including challenges of obtaining regulatory or other approvals, integrating new employees, products, systems, technologies, operations, and business cultures; challenges associated with operating acquired businesses in markets or business areas in which we may have limited or no experience; disruption of our ongoing operations and diversion of our management's attention; inadequate data security, cybersecurity, or operational and IT resilience; failure to identify or accurately assess commitments, liabilities, deficiencies and other risks associated with acquired businesses or assets; potential exposure to new or incremental risks associated with acquired businesses and entities, strategic investments or other strategic transactions, including potential new or increased regulatory oversight and uncertain or evolving legal, regulatory, and compliance requirements, particularly with respect to companies in new or developing businesses or industries; challenges associated with dispositions of business or operations, including disruption to other parts of our business, potential loss of employees or customers, the transfer of technology and/or certain intellectual property rights to third-party purchasers, or exposure to unanticipated liabilities or ongoing obligations to us following any such dispositions; failure of the transaction to advance our business strategy or for its anticipated benefits to materialize; potential impairment of goodwill or other acquisition-related intangible assets; and the potential for our acquisitions to result in dilutive issuances of our equity securities or the incurrence of significant additional debt. Strategic transactions are inherently risky, may not be successful, and may harm our business, results of operations, and financial condition.

Strategic investments in which we have a minority ownership stake inherently involve a lesser degree of influence and visibility over business operations and we may be dependent on controlling shareholders, management, or other persons or entities that may have business interests, strategies, or goals that are inconsistent with ours. Business decisions or other actions or omissions of the controlling shareholders, management, or other persons or entities who control companies in which we invest may adversely affect the value of our investment, result in litigation or regulatory action against us, and damage our reputation.

Our international operations subject us to increased risks, which could harm our business.

Our international operations generate a significant portion of our net revenues and subject us to significant challenges, uncertainties, and risks, including, but not limited to, local regulatory, licensing, reporting, and legal obligations; costs and challenges associated with operating in markets in which we may have limited or no experience, including adapting our products and services to local requirements and customer preferences; difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences and varying laws, regulations, and customs; differing employment practices and the existence of works councils; difficulties in hiring, retaining and integrating qualified employees and maintaining our company culture; fluctuations in foreign exchange rates; exchange control regulations; profit repatriation restrictions; changes in or new tariffs, sanctions, fines, or other trade barriers or restrictions and the related uncertainty thereof; import or export regulations; compliance with U.S. and foreign anti-bribery, anti-corruption, sanctions, anti-money laundering and counter-terrorist financing laws and regulations; the interpretation and application of laws of multiple jurisdictions; and national or regional political, economic, or social instability. In addition, some countries have enacted or are considering data localization or residency laws, which require that certain data be maintained, stored and/or processed within their country of origin. Maintaining local data centers in individual countries could significantly increase our operating costs.

Our international operations also may heighten many of the other risks described in this "Risk Factors" section. Any violations of the complex foreign and U.S. laws, rules and regulations that may apply to our international operations may result in lawsuits, enforcement actions, criminal actions, or sanctions against us and, our directors, officers, and employees; prohibit or require us to change our products, services and business practices; and damage our reputation. There can be no assurance that our employees, contractors, or agents will not violate applicable laws or our policies, procedures and controls designed to help ensure compliance with these laws. These risks are inherent in our international operations, may increase our costs of doing business internationally, and could materially and adversely affect our business.

Global and regional economic conditions could harm our business.

Adverse global and regional economic conditions such as political unrest and turmoil affecting the banking system or financial markets, including, but not limited to, tightening in the credit markets, extreme volatility or distress in the financial markets (including the fixed income, credit, currency, equity, and commodity markets), unemployment, consumer debt levels, recessionary or inflationary pressures, supply chain issues, reduced consumer confidence or economic activity, government fiscal, monetary and tax policies, U.S. and international trade relationships, agreements, treaties, changes in or new tariffs and restrictive actions or threats of such actions, including an escalation of trade tensions between the U.S. and its trading partners, the inability of a government to enact a budget in a fiscal year, government shutdowns, government austerity programs, geopolitical conditions or events, and other negative financial news or macroeconomic developments could have a material adverse impact on the demand for our products and services, including a reduction in the volume and size of transactions on our platform. In particular, recent tariffs and reciprocal trade measures enacted or threatened to be enacted by the U.S. and other countries have led to increased volatility and uncertainty in certain parts of the global economy. We cannot predict the timing, strength or duration of any economic volatility, slowdown, instability or recovery, whether in the

U.S. or globally, or within any particular industry. These conditions could have a material adverse impact on the demand for our products and services which could adversely affect our results of operations. Additionally, any inability to access the capital markets when needed due to volatility or illiquidity in the markets, liquidity needs due to unanticipated reductions in customer balances, or increased regulatory liquidity and capital requirements may strain our liquidity position. Such conditions may also expose us to fluctuations in foreign exchange rates or interest rates that could materially and adversely affect our financial results.

If our reputation or our brands are damaged, our business and operating results may be harmed.

Our reputation and brands are globally recognized, important to our business, and affect our ability to attract and retain our customers. There are numerous ways our reputation or brands could be damaged. We may experience scrutiny or criticism from customers, partners, employees, government entities, media, advocacy groups, and other influencers or stakeholders that disagree with, among other things, our product offering decisions, internal policies, or public policy positions. Damage to our reputation or our brands may result from, among other things, change to or new features, products, services, operational efforts, or terms of service, or our decisions regarding user privacy, data practices, or information security. The pervasiveness of social media may increase and compound the likelihood, speed, magnitude, and unpredictability of negative brand events. If our brands or reputation are damaged, our business and operating results may be adversely impacted.

Real or perceived inaccuracies in our key metrics may harm our reputation and negatively affect our business.

Our key metrics are calculated using internal company data based on the activity we measure on our platform and compiled from multiple systems, including systems that are internally developed or acquired through business combinations. There are inherent challenges and limitations in measuring our key metrics globally at scale. The methodologies used to calculate our key metrics require significant judgment. We regularly review our processes for calculating these key metrics, and from time to time we may make adjustments to improve the accuracy or relevance of our metrics. Although such adjustments may impact key metrics reported in prior periods, we generally do not update previously reported key metrics to reflect these subsequent adjustments unless the retrospective impact of process improvements or enhancements is determined by management to be material. Further, as our business evolves, we may revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If investors, analysts, or customers do not consider our reported measures to be sufficient or to accurately reflect our business, we may receive negative publicity, our reputation may be harmed, and our business may be adversely impacted.

Evolving laws, regulations and stakeholder expectations with respect to environmental, social and governance matters could harm our reputation and adversely affect our business.

Various jurisdictions both in the U.S. and internationally have adopted or are developing laws, regulations and policies relating to environmental, social and governance matters (e.g., environmental sustainability and climate change) which include disclosure, reporting and diligence requirements. Compliance with these requirements may involve significant costs, and any actual or perceived failure to comply with applicable (and potentially conflicting) federal, state, local or international laws or regulations concerning environmental, social, and governance matters could subject us to fines, penalties, regulatory or other enforcement actions, and adversely affect our business or financial condition. In addition, various stakeholders, including investors, customers, employees, governmental authorities and regulators, may have differing expectations regarding environmental, social and governance matters related to us (including those supporting and opposing various environmental, social and governance matters), whose expectations and requirements are evolving and varied. Any initiatives, targets, data, or commitments we disclose with respect to these matters involve risks and uncertainties and could be difficult to achieve and costly to implement. Any actual or perceived failure or inaccuracy with respect to such initiatives, targets, data or commitments or to otherwise successfully manage investor or other stakeholder expectations on these matters could result in adverse reaction by consumers or other stakeholders (including, but not limited to, customers choosing not to use our products and services and the commencement of legal and regulatory proceedings against us), harm our reputation, and adversely affect our business, results of operation and financial condition.

If one or more of our counterparty financial institutions default on their financial or performance obligations to us or fail, we may incur significant losses.

We have significant amounts of cash, cash equivalents, receivables outstanding, and other investments on deposit or in accounts with banks or other financial institutions in the U.S. and internationally. As part of our foreign exchange hedging activities, we regularly enter into transactions involving derivative financial instruments with various financial institutions. Certain banks and other financial institutions are also lenders under our credit facilities. While we seek to diversify counterparty risk, regularly monitor and actively manage our concentration of, and exposure to, counterparty risk, we may be exposed to the risk of default on obligations by, or deteriorating operating results or financial condition or failure of, these counterparty financial institutions. If one of our counterparty financial institutions were to become insolvent, placed into receivership, or file for bankruptcy, our ability to recover losses incurred as a result of default or to access or recover our assets that are deposited, held in accounts with, or otherwise due from, such counterparty may be limited due to the insufficiency of the failed institutions' estate to satisfy all claims in full or the applicable laws or regulations governing the insolvency, bankruptcy, or resolution proceedings. In the event of default on obligations by, or the failure of, one or more of these counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

If we are unable, or perceived as unable, to effectively manage customer funds, our business could be harmed.

We hold a substantial amount of funds belonging to our customers, including balances in customer accounts and funds being remitted to sellers of goods and services or recipients of person-to-person transactions. In certain jurisdictions where we operate, we are required to comply with applicable regulatory requirements with respect to customer balances. Our success is reliant on public confidence in our ability to effectively manage our customers' balances and handle substantial transaction volumes and amounts of customer funds. Any failure to manage customer funds in compliance with applicable regulatory requirements, or any public loss of confidence in us or our ability to effectively manage customer balances, could lead customers to discontinue or reduce their use of our products or reduce customer balances held with us, which could significantly harm our business.

There are risks associated with our indebtedness.

We have incurred indebtedness, and we may incur additional indebtedness in the future. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations and generate sufficient cash flows to service such debt. Our outstanding indebtedness and any additional indebtedness we incur may have significant consequences, including the need to use a significant portion of our cash flow from operations and other available cash to service our indebtedness, thereby reducing the funds available for other purposes, including working capital, capital expenditures, acquisitions, strategic investments, share repurchases, dividend payments, or other general corporate purposes; limits on our ability to obtain additional financing for such purposes; and the reduction of our flexibility in planning for or reacting to changes in our business, competitive pressures and market conditions.

Our revolving credit facilities and the indentures for our senior unsecured notes pursuant to which certain of our outstanding debt securities were issued contain financial and other covenants that restrict or could restrict, among other things, our business and operations. If we fail to pay amounts due under a debt instrument or breach any of its covenants, the lenders or noteholders would typically have the right to demand immediate repayment of all borrowings thereunder (subject in certain cases to a grace or cure period). Any such acceleration and required repayment of, or default in respect of, our indebtedness could, in turn, constitute an event of default under other debt instruments, thereby resulting in the acceleration and required repayment of our indebtedness. Any of these events could materially adversely affect our liquidity and financial condition.

Any downgrade in our credit rating or negative change in our rating outlook could increase our future borrowing costs and adversely affect our ability to obtain additional financing in the future on favorable terms or at all.

Changes in tax laws, exposure to unanticipated additional tax liabilities, or implementation of reporting or record-keeping obligations could have a material adverse effect on our business.

An increasing number of U.S. states, the U.S. federal government, and governments of foreign jurisdictions, such as the EU Commission, as well as international organizations, such as the Organization for Economic Co-operation and Development ("OECD"), are focused on tax reform and other legislative or regulatory action to increase tax revenue. These actions may materially and adversely affect our effective tax rate, net income, and cash flows.

Specifically, the OECD has published model rules and is coordinating negotiations among participating countries with the goal of achieving consensus on significant changes to international tax rules, including the implementation of a global minimum tax rate of 15%, commonly referred to as Pillar Two. Each individual jurisdiction will need to enact minimum tax legislation which may result in various interpretations of the OECD model rules and applicable timelines. Certain countries in which we do business have enacted implementing legislation effective January 1, 2025. As additional jurisdictions enact similar legislation, transition rules expire, and other provisions of the minimum tax legislation become effective, our effective tax rate and cash tax payments could increase in future years. The impact will depend on several factors including U.S and foreign tax legislation as well as our overall tax profile. A number of details around the provisions are still uncertain as the OECD and individual jurisdictions continue to issue guidance.

The determination of our worldwide provision for income taxes and other tax liabilities requires estimation and significant judgment, and there are many transactions and calculations for which the ultimate tax determination is uncertain. Our future

Annual Report

income taxes could be adversely affected by changes in our geographical mix of income and impacts of statutory tax rates; by changes in the valuation of our deferred tax assets and liabilities, including as a result of gains on our foreign exchange risk management program; by changes in tax laws, regulations, or accounting principles; or by certain discrete items. In addition, we are currently undergoing a number of investigations, audits, and reviews by tax authorities in multiple U.S. and foreign tax jurisdictions. Any adverse outcome of any such audit or review could result in unforeseen tax-related liabilities that differ from the amounts recorded in our financial statements, which may, individually or in the aggregate, materially affect our financial results in the periods for which such determination is made. While we have established reserves based on assumptions and estimates that we believe are reasonable to cover such eventualities, these reserves may prove to be insufficient.

To improve tax compliance, a number of U.S. states, the U.S. federal government, and foreign jurisdictions have implemented and may impose reporting or record-keeping obligations on companies that engage in or facilitate ecommerce as well as companies offering digital asset services. A number of jurisdictions are also reviewing whether payment service providers and other intermediaries could be deemed to be the legal agent of merchants for certain tax purposes. We have modified our systems to meet applicable requirements and expect that further modifications will be required to comply with future requirements, which may negatively impact our customer experience and increase operational costs. Any failure by us to comply with these and similar reporting and record-keeping obligations could result in substantial monetary penalties and other sanctions, adversely impact our ability to do business in certain jurisdictions, and harm our business.

We may be unable to attract, retain, and develop the highly skilled employees we need to support our business.

Competition for key and other highly skilled personnel is intense, particularly for executive talent, software engineers, and other technology talent. We may be limited in our ability to recruit or hire internationally, including due to restrictive laws or policies on immigration, travel, or availability of visas for skilled workers. The loss of the services of any of our key personnel, or our inability to attract, hire, develop, motivate and retain key and other highly qualified and diverse talent, could harm our overall business and results of operations.

We are subject to risks associated with information disseminated through our products and services.

We may be subject to claims relating to information disseminated through our online services by our customers and other third parties, including, but not limited to, claims alleging defamation, libel, harassment, hate speech, breach of contract, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through the services. While we invest in measures intended to detect and block activities that may occur on our platform in violation of our policies and applicable laws, they may not be sufficiently effective in detecting and preventing the exchange of information in violation of our policies and applicable laws, which could negatively impact our business. If the laws or regulations that provide protections for online dissemination of information are invalidated, modified, or supplemented to reduce protections available to us or to increase requirements on us, we could be directly harmed and may be forced to implement new measures to reduce our exposure to this liability, including expending substantial resources and discontinuing certain product or service offerings, which could harm our business.

There can be no assurance that we will continue to repurchase stock or declare cash dividends, and stock repurchases or dividends could increase the volatility of our stock price and could diminish our cash reserves.

We engage in share repurchases of our common stock from time to time, and our stock repurchase programs do not have expiration dates and do not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. In October 2025, we announced the initiation of a cash dividend program. Future cash dividends are subject to declaration by our Board of Directors at its sole discretion and are therefore subject to numerous factors including, among others, prevailing market conditions, our results of operations, financial condition and liquidity, applicable laws and agreements. Our stock repurchases and our dividends could affect our share trading prices, increase its volatility, reduce our cash reserves and may be suspended or terminated at any time, which may result in a decrease in our share trading price.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Our Information Security Program ("Program") is designed to support the Company in identifying, protecting, detecting, responding to, and recovering from cybersecurity threats and incidents (collectively, "cybersecurity risks") with the intention to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and regularly assess our Program guided by National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and ISO standards (including ISO 27001), proprietary controls and industry best practices.

Our Program is built on a three lines of defense model integrated into our overall Enterprise Risk and Compliance Management Program ("ERCM Program"). It shares common methodologies, reporting channels, and governance processes that apply across the ERCM Program to other legal, compliance, strategic, operational, and financial risk areas. The Program is governed by the Technology, Information Security, and Privacy Risk Management Committee and overseen by our Board of Directors ("Board") and its Risk and Compliance Committee ("R&C Committee").

The three lines of defense model is designed to provide a structure for risk management in the first line of defense ("FLOD"), monitoring and guidance by the second line of defense ("SLOD"), and independent audit by the third line of defense ("TLOD"). Our Office of the Chief Information Security Officer oversees the Company's information, cyber, and technology security. The Enterprise Risk Management Organization provides second line monitoring and guidance. The Technology and Information Security team serves as SLOD and provides independent oversight of our technology and cybersecurity risk mitigation practices and capabilities. As TLOD, Internal Audit independently assesses the effectiveness of our cybersecurity risk management and independently reports the results of audits to our R&C Committee to assist it in its oversight duties.

Our Program includes:

- Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise Information Technology ("IT") environment;

- Regular testing of our systems to identify and address potential vulnerabilities;

- Integrated planning and preparedness activities supporting business continuity and operational resiliency;

- Security teams principally responsible for managing our (1) annual cybersecurity risk assessment processes, (2) security controls, and (3) response to cybersecurity incidents;

- A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;

- 24/7 monitoring and measurement of cybersecurity threats through our PayPal Cyber Defense Center ("CDC");

- The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- An information training and awareness program for our employees, contractors, incident response personnel, and senior management; and

- A third-party risk management framework designed to monitor and address risks from cybersecurity incidents of service providers, suppliers, and vendors that includes due diligence over the information security and technology control environment of third parties at onboarding and periodically throughout the lifecycle of the relationship. In addition, our standard contractual terms require notification and communication from third parties in the event of a cybersecurity incident. We maintain procedures to respond to, manage and mitigate third-party cybersecurity events and vulnerabilities when identified.

For a description of risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition, see "Item 1A. Risk Factors" under the captions "*Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition*" and "*Business interruptions or systems failures may impair the availability of our websites, applications, products or services, or otherwise harm our business.*"

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to our R&C Committee oversight of cybersecurity and other information technology risks. The R&C Committee oversees PayPal's overall risk framework, including management's implementation of our cybersecurity risk management program, and reports to the full Board of Directors on a regular basis on cybersecurity and information technology risk management. The R&C Committee receives quarterly reports from the Chief Information Security Officer ("CISO") on our cybersecurity risks. Management also updates the R&C Committee, as necessary, regarding cybersecurity incidents.

Our CISO is responsible for implementing the information security strategy, security engineering, enabling business partners, and securing customer data, digital assets, and payments. His organization also monitors cyber regulation requirements and reviews impacts of new products and initiatives. Our CISO has over two decades of experience as a cybersecurity professional, including as a CISO at PayPal and four other organizations that include leading global financial services institutions and large-scale U.S. government agencies (including within the Department of Defense). He has an extensive record of success shepherding digital transformation aligned with business goals, launching cybersecurity frameworks, building security engineering teams, and ensuring protection of assets, data, privacy, and company reputation.

The R&C Committee reports to the Board regarding its activities, including those related to cybersecurity risk oversight. The Board also receives briefings at least annually from management on our Program. Board members receive presentations on cybersecurity topics from our CISO and external experts from time to time as part of our continuing education to the Board on topics relevant to their service on our Board.

Our cybersecurity teams, overseen by our CISO, are responsible for assessing and managing our risks from cybersecurity threats, including defining security policy and Board reporting of security risk. The CISO approves all security policies and oversees the identification, assessment, and management of cybersecurity risks, which is designed to provide a proactive and comprehensive approach to safeguarding our information assets. The teams have primary responsibility for our overall Program and supervise both our internal cybersecurity personnel and our external cybersecurity consultants. Our cybersecurity teams' expertise includes cybersecurity incident response, in-depth security assessments, security emulation exercises to evaluate security profiles, security research, education and outreach, and security tool development.

Our cybersecurity teams supervise efforts to prevent, detect, mitigate, and remediate cybersecurity threats and incidents through the operation of our incident response plan and various other means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, as well as alerts and reports produced by security tools deployed in the IT environment. They also oversee, identify, and address security threats aimed at PayPal customers, employees, and partners.

Item 2. Properties

We own and lease various properties in the United States ("U.S.") and other countries around the world. We use these properties for executive and administrative offices, customer services and operations centers, product development offices, and data centers. As of December 31, 2025, our owned and leased properties provided us with aggregate square footage as follows:

	United States	Other Countries	Total
	(In millions)		
Owned facilities	0.7	0.2	0.9
Leased facilities	1.3	1.5	2.8
Total facilities	2.0	1.7	3.7

We own a total of approximately 70 acres of land, with approximately 49 acres in the U.S. Our corporate headquarters are located in San Jose, California and occupy approximately 0.7 million of owned square feet.

Item 3. Legal Proceedings

The information set forth under "Note 13—Commitments and Contingencies—*Litigation and Regulatory Matters*" to the consolidated financial statements included in Part IV, Item 15 of this Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Common Stock

PayPal common stock is quoted on the Nasdaq Global Select Market under the ticker symbol "PYPL."

As of January 28, 2026, there were 3,567 holders of record of our common stock. The actual number of stockholders is significantly greater than this number of record holders, and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividends

In October 2025, we announced that our Board of Directors approved the initiation of a quarterly cash dividend program and declared a cash dividend of $0.14 per share on our common stock, totaling approximately $130 million. The dividend was payable on December 10, 2025, to stockholders of record of our common stock as of the close of business on November 19, 2025. We currently expect to continue to pay comparable cash dividends on a quarterly basis in the future; however, payments in future quarters will be subject to and contingent upon market conditions and approval by our Board of Directors at its sole discretion.

Stock Repurchase Activity

In June 2022, our Board of Directors authorized a stock repurchase program that provides for the repurchase of up to $15.0 billion of our common stock, with no expiration from the date of authorization. In February 2025, our Board of Directors authorized an additional stock repurchase program that provides for the repurchase of up to $15.0 billion of our common stock, with no expiration from the date of authorization. This program became effective in the fourth quarter of 2025 upon completion of the June 2022 stock repurchase program.

Our stock repurchase programs are intended to offset the impact of dilution from our equity compensation programs and, subject to market conditions and other factors, may also be used to make opportunistic repurchases of our common stock to reduce outstanding share count. Any share repurchases under our stock repurchase programs may be made through open market transactions, block trades, privately negotiated transactions, including accelerated share repurchase agreements or other means at times and in such amounts as management deems appropriate, and will be funded from our working capital or other financing alternatives. Moreover, any stock repurchases are subject to market conditions and other uncertainties and we cannot predict if or when any stock repurchases will be made. We may terminate our stock repurchase programs at any time without prior notice.

The stock repurchase activity under our stock repurchase programs during the three months ended December 31, 2025 is summarized below:

	Total number of shares purchased	Average price paid per share[1]	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
	(In millions, except per share amounts)			
Balance as of September 30, 2025				$ 15,355
October 1, 2025 through October 31, 2025	7.8	$ 70.20	7.8	14,807
November 1, 2025 through November 30, 2025	7.1	$ 63.81	7.1	14,354
December 1, 2025 through December 31, 2025	8.2	$ 60.91	8.2	13,854
BALANCE AS OF DECEMBER 31, 2025	**23.1**		**23.1**	**$ 13,854**

[1] Average price paid per share for open market purchases includes broker commissions, but excludes excise tax.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following "Management's Discussion and Analysis of Financial Condition and Results of Operations" in conjunction with the audited consolidated financial statements and the related notes that appear in this report. Unless otherwise expressly stated or the context otherwise requires, references to "we," "our," "us," "the Company," and "PayPal" refer to PayPal Holdings, Inc. and its consolidated subsidiaries.

This Management's Discussion and Analysis of Financial Condition and Results of Operations focuses on a discussion of 2025 results as compared to 2024 results. For a discussion of 2024 results as compared to 2023 results, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" within our Form 10-K for the year ended December 31, 2024 filed with the SEC on February 4, 2025.

Business Environment

The Company

At PayPal, our mission is to revolutionize commerce globally. Our products are designed to enable digital payments and simplify commerce experiences for consumers and merchants to make selling, shopping, and sending and receiving money simple, personalized, and secure, whether online or in-person. Our two-sided platform serves millions of consumers and merchants worldwide.

Regulatory Environment

We operate globally and in a rapidly evolving regulatory environment characterized by a heightened focus by regulators globally on all aspects of the payments industry, including anti-money laundering, countering terrorist financing, privacy, cybersecurity, and consumer protection. The laws and regulations applicable to us, including those enacted prior to the advent of digital payments, continue to evolve through legislative and regulatory action and judicial interpretation. New or changing laws and regulations, including changes to their interpretation and implementation, as well as increased penalties and enforcement actions related to non-compliance, could have a material adverse impact on our business, results of operations, and financial condition. We monitor these areas closely and are focused on designing compliant solutions for our customers.

Cybersecurity and Information Security

Cybersecurity and information security risks for global payments and technology companies like us have increased significantly in recent years. Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security incidents, and enable us to effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, we have experienced and expect to continue to experience cybersecurity incidents and remain subject to these risks. There can be no assurance that our security measures will provide sufficient protection or security to prevent breaches or attacks. For additional information regarding our cybersecurity and information security risks, see "Item 1A. Risk Factors—*Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition*" and "Item 1C. Cybersecurity."

Macroeconomic Environment

A deterioration in macroeconomic conditions resulting from uncertainties and effects from tariffs, inflation, international conflicts, and interest rates could continue to increase the risk of lower consumer spending, merchant and consumer bankruptcy, insolvency, business failure, higher credit losses, foreign exchange fluctuations, or other business interruption, which may adversely impact our business. We are unable to reasonably estimate the total potential impact on our financial results that may ultimately result from such changes in the macroeconomic environment.

Overview of Results of Operations

The following table provides a summary of our consolidated financial results for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,			Percent Increase/(Decrease)	
	2025	**2024**	**2023**	**2025**	**2024**
	(In millions, except percentages and per share amounts)				
Net revenues	$33,172	$31,797	$29,771	4%	7%
Operating expenses	27,107	26,472	24,743	2%	7%
Operating income	6,065	5,325	5,028	14%	6%
Operating margin	18%	17%	17%	**	**
Other income (expense), net	227	4	383	**	(99)%
Income tax expense	1,059	1,182	1,165	(10)%	1%
Effective tax rate	17%	22%	22%	**	**
NET INCOME (LOSS)	**$ 5,233**	**$ 4,147**	**$ 4,246**	26%	(2)%
Net income (loss) per diluted share	$ 5.41	$ 3.99	$ 3.84	35%	4%
Net cash provided by operating activities	$ 6,416	$ 7,450	$ 4,843	(14)%	54%

All amounts in tables are rounded to the nearest million, except as otherwise noted. As a result, certain amounts may not recalculate using the rounded amounts provided.
** Not meaningful.

Net revenues increased $1.4 billion, or 4%, in 2025 compared to 2024 driven primarily by growth in total payment volume ("TPV", as defined below under "Key Metrics") of 7% and an increase in interest and fee revenue earned on our loans receivable portfolio, partially offset by the unfavorable impact of hedging activities.

Total operating expenses increased $635 million, or 2%, in 2025 compared to 2024 due primarily to an increase in transaction expense, sales and marketing expense, and transaction and credit losses, partially offset by a decline in general and administrative expense, and restructuring and other expenses.

Operating income increased $740 million, or 14%, in 2025 compared to 2024 due to the increase in net revenues, partially offset by the increase in operating expenses. Our operating margin was 18% and 17% for 2025 and 2024, respectively, reflecting the positive impact of a lower transaction expense growth rate.

Net income increased $1.1 billion, or 26%, in 2025 compared to 2024 due to the previously discussed increase in operating income of $740 million, an increase of $223 million in other income (expense), net, and a decline in income tax expense of $123 million driven primarily by discrete tax adjustments including tax effects of stock-based compensation and a non-recurring internal legal entity restructuring, partially offset by Pillar Two minimum tax expense.

Impact of Foreign Exchange Rates

We have significant international operations that are denominated in foreign currencies, primarily the British pound, Euro, Australian dollar, Canadian dollar, and Indian rupee, subjecting us to foreign exchange risk which may adversely impact our financial results. The strengthening or weakening of the United States ("U.S.") dollar versus foreign currencies in which we conduct our international operations impacts the translation of our net revenues and expenses generated in these foreign currencies into the U.S. dollar. In 2025 and 2024, we generated approximately 43% of our net revenues from customers domiciled outside of the U.S. compared to 42% in 2023. Because we generate substantial net revenues internationally, we are subject to the risks of doing business outside of the U.S., including those discussed under "Item 1A. Risk Factors."

We calculate the year-over-year impact of foreign exchange rate movements on our business using prior period foreign exchange rates applied to current period transactional currency amounts. While changes in foreign exchange rates affect our reported results, we have a foreign currency exposure management program in which we use foreign exchange contracts, designated as cash flow hedges, intended to reduce the impact on earnings from foreign exchange rate movements. Gains and losses from these foreign exchange contracts are recognized as a component of transaction revenues or operating expenses (as applicable) in the same period the forecasted transactions impact earnings.

Annual Report

In the years ended December 31, 2025 and 2024, the year-over-year foreign exchange rate movements relative to the U.S. dollar had the following impact on our reported results:

	Year Ended December 31,	
	2025	**2024**
	(In millions)	
Favorable (unfavorable) impact to net revenues (exclusive of hedging impact)	$ 339	$ (18)
Hedging impact	(166)	48
Favorable impact to net revenues	173	30
(Unfavorable) favorable impact to operating expense (exclusive of hedging impact)	(162)	28
Hedging impact	(6)	—
(Unfavorable) favorable impact to operating expense	(168)	28
Net favorable impact to operating income	$ 5	$ 58

While we enter into foreign exchange contracts to help reduce the impact on earnings from foreign exchange rate movements, it is impossible to eliminate the total effects of this exposure.

Prior to 2025, we used foreign exchange contracts, designated as net investment hedges, to reduce the foreign exchange risk related to our investment in certain foreign subsidiaries. Gains and losses associated with these instruments will remain in accumulated other comprehensive income (loss) until the underlying foreign subsidiaries are sold or substantially liquidated.

Given that we also have foreign exchange risk on our assets and liabilities denominated in currencies other than the functional currency of our subsidiaries, we have an additional balance sheet foreign currency exposure management program in which we use foreign exchange contracts to help offset the impact of foreign exchange rate movements on our assets and liabilities. The foreign exchange gains and losses on our assets and liabilities are recorded in other income (expense), net, and are offset by the gains and losses on the foreign exchange contracts. These foreign exchange contracts reduce, but do not entirely eliminate, the impact of foreign exchange rate movements on our assets and liabilities.

Additionally, in connection with transactions occurring in multiple currencies on our payments platform, we generally set our foreign exchange rates daily and may face financial exposure if we incorrectly set our foreign exchange rates or as a result of fluctuations between setting of foreign exchange rates and timing of transactions. While we have processes in place to mitigate these risks, it is impossible to eliminate the total effects of possible exposure associated with setting foreign exchange rates on our payments platform.

Key Metrics and Financial Results

Key Metrics

TPV, number of payment transactions, active accounts, and number of payment transactions per active account are key non-financial performance metrics ("key metrics") that management uses to measure the scale of our platform and the relevance of our products and services to our customers, and are defined as follows:

- *TPV* is the value of payments, net of payment reversals, successfully completed on our payments platform or enabled by PayPal via a partner payment solution, not including gateway-exclusive transactions.

- *Number of payment transactions* is the total number of payments, net of payment reversals, successfully completed on our payments platform or enabled by PayPal via a partner payment solution, not including gateway-exclusive transactions.

- An *active account* is an account registered directly with PayPal or a platform access partner that has completed a transaction on our platform, not including gateway-exclusive transactions, within the past 12 months. A platform access partner is a third party whose customers are provided access to PayPal's platform or services through such third-party's login credentials, including individuals and entities that utilize Hyperwallet's payout capabilities. A user may register on our platform to access different products and may register more than one account to access a product. Accordingly, a user may have more than one active account. The number of active accounts provides management with additional perspective on the overall scale of our platform, but may not have a direct relationship to our operating results.

- *Number of payment transactions per active account* reflects the total number of payment transactions within the previous 12-month period, divided by active accounts at the end of the period. The number of payment transactions per active account provides management with insight into the average number of times an account engages in payments activity on our payments platform in a given period. The number of times a consumer account or a merchant account transacts on our platform may vary significantly from the average number of payment transactions per active account.

As our transaction revenue growth is typically correlated with TPV growth and the number of payment transactions completed on our payments platform, management uses these metrics to gain insights into the scale and strength of our payments platform, the engagement level of our customers, and underlying activity and trends which may be indicators of current and future performance. We present these key metrics to enhance investors' evaluation of the performance of our business and operating results.

Our key metrics are calculated using internal company data based on the activity we measure on our payments platform and compiled from multiple systems, including systems that are internally developed or acquired through business combinations. While the measurement of our key metrics is based on what we believe to be reasonable methodologies and estimates, there are inherent challenges and limitations in measuring our key metrics globally at scale. The methodologies used to calculate our key metrics require significant judgment.

We regularly review our processes for calculating these key metrics, and from time to time we may make adjustments to improve the accuracy or relevance of our metrics. For example, we continuously apply models, processes, and practices designed to detect and prevent fraudulent account creation on our platforms, and work to improve and enhance those capabilities. When we detect a significant volume of illegitimate activity, we generally remove the activity identified from our key metrics. Although such adjustments may impact key metrics reported in prior periods, we generally do not update previously reported key metrics to reflect these subsequent adjustments unless the retrospective impact of process improvements or enhancements is determined by management to be material.

Net Revenues

Our revenues are classified into the following two categories:

- *Transaction revenues*: Net transaction fees charged to merchants and consumers on a transaction basis based on the TPV completed on our payments platform. Growth in TPV is directly impacted by the number of payment transactions that we enable on our payments platform. We generate additional revenue from merchants and consumers: on transactions where we perform currency conversion, when we enable cross-border transactions (i.e., transactions where the merchant and consumer are in different countries), when we facilitate the instant transfer of funds for our customers from their PayPal or Venmo account to their bank account or debit card, when we facilitate the purchase and sale of cryptocurrencies, as contractual compensation from sellers that violate our contractual terms (for example, through fraud or counterfeiting), and other miscellaneous fees.

- *Revenues from other value added services:* Net revenues derived primarily from revenue earned through partnerships, referral fees, subscription fees, gateway fees, and other services we provide to our consumers and merchants. We also earn revenues from interest and fees earned on our portfolio of loans receivable, and interest earned on certain assets underlying customer balances.

Our revenues can be significantly impacted by a number of factors, including the following:

- The mix of merchants, products, and services;

- The mix between domestic and cross-border transactions;

- The geographic region or country in which a transaction occurs; and

- The amount of our loans receivable outstanding with consumers and merchants.

Refer to "Part I, Item 1A, Risk Factors" in this Form 10-K for further discussion on factors that may impact our revenue.

Net Revenue Analysis

The components of our net revenues for the years ended December 31, 2025, 2024, and 2023 were as follows (in millions):



Transaction Revenues

Transaction revenues grew $956 million, or 3%, in 2025 compared to 2024. The increase in 2025 was driven primarily by an increase of approximately $740 million and $340 million in revenue from PayPal and Venmo products and services, respectively, which was largely driven by growth in TPV and number of payment transactions, and an increase of approximately $150 million in revenue from Braintree products and services, predominantly attributable to growth in TPV despite a decline in the number of payment transactions over the same period. The increase in TPV for Braintree products and services despite a decline in the number of payment transactions is due to our strategic shift as we focus on profitable growth. Transaction revenues in 2025 were also impacted by approximately $210 million of unfavorable impact from hedging activities resulting from losses in 2025 compared to gains in 2024.

As a result of our stronger focus on profitable growth and ongoing negotiations with merchants, we experienced lower volume and transaction revenue from our Braintree offerings in the first half of 2025 followed by revenue and TPV growth in the second half of 2025.

The graphs below present the respective key metrics (in millions) for the years ended December 31, 2025, 2024, and 2023:



*Reflects active accounts at the end of the applicable period.

The following table provides a summary of related metrics:

	Year Ended December 31,			Percent Increase/ (Decrease)	
	2025	**2024**	**2023**	**2025**	**2024**
Number of payment transactions per active account	57.7	60.6	58.7	(5)%	3%
Percent of cross-border TPV[1]	12%	12%	12%	**	**
Percent of TPV generated outside of the U.S.	37%	37%	36%	**	**

[1] Cross-border TPV occurs primarily between two PayPal accounts in different countries and includes transactions initiated through our Xoom product.

** Not meaningful.

We had active accounts of 439 million and 434 million as of December 31, 2025 and 2024, respectively, an increase of 1%. Number of payment transactions was 25.4 billion and 26.3 billion for the years ended December 31, 2025 and 2024, respectively, a decrease of 4%. TPV was $1.79 trillion and $1.68 trillion for the years ended December 31, 2025 and 2024, respectively, an increase of 7%.

Transaction revenues growth was lower than the growth in TPV in 2025 due primarily to changes in product mix, merchant mix, and unfavorable impact from foreign exchange hedging activities.

Revenues from Other Value Added Services

Revenues from other value added services increased $419 million, or 14%, in 2025 compared to 2024 due primarily to an approximately $350 million increase in interest and fee revenue earned from our loans receivable portfolios as well as an increase of approximately $160 million from revenue earned from an independent chartered financial institution ("partner institution"). Revenue from the partner institution is earned primarily through a revenue share arrangement based on the economic performance of the program related to our U.S. revolving consumer credit product and PayPal and Venmo branded credit cards, when such performance exceeds a minimum return threshold. These factors favorably impacting revenues from other value added services were partially offset by a decline of approximately $110 million from lower revenues from Honey and interest earned on certain assets underlying customer account balances resulting from lower interest rates.

Consumers that have outstanding loans and interest receivable due to our partner institution may experience hardships that result in losses recognized by the partner institution, which may result in a decrease in our revenue share earned in future periods. In the event the overall return on the PayPal branded credit programs funded by the partner institution does not meet a minimum rate of return ("minimum return threshold") in a particular quarter, our revenue share for that period would be zero. Further, in the event the overall return on the PayPal branded credit programs managed by the partner institution does not meet the minimum return threshold as measured over four consecutive quarters and in the following quarter, we would be required to make a payment to the partner institution, subject to certain limitations. Through December 31, 2025, the overall return on the PayPal branded credit programs funded by the partner institution exceeded the minimum return threshold.

Seasonality

The Company does not experience meaningful seasonality with respect to net revenues. No individual quarter in 2025, 2024, or 2023 accounted for more than 30% of annual net revenue.

Operating Expenses

The following table summarizes our operating expenses and related metrics we use to assess the trends in each:

	Year Ended December 31,			Percent Increase/ (Decrease)	
	2025	**2024**	**2023**	**2025**	**2024**
	(In millions, except percentages)				
Transaction expense	$ 15,987	$ 15,697	$ 14,385	2%	9%
Transaction and credit losses	1,720	1,442	1,682	19%	(14)%
Customer support and operations	1,704	1,768	1,919	(4)%	(8)%
Sales and marketing	2,283	2,001	1,809	14%	11%
Technology and development	3,103	2,979	2,973	4%	—%
General and administrative	1,979	2,147	2,059	(8)%	4%
Restructuring and other	331	438	(84)	(24)%	**
Total operating expenses	$ 27,107	$ 26,472	$ 24,743	2%	7%
Transaction expense rate[1]	0.89%	0.93%	0.94%	**	**
Transaction and credit loss rate[2]	0.10%	0.09%	0.11%	**	**

[1] Transaction expense rate is calculated by dividing transaction expense by TPV.
[2] Transaction and credit loss rate is calculated by dividing transaction and credit losses by TPV.
** Not meaningful.

Transaction Expense

Transaction expense is primarily composed of the costs we incur to accept a customer's funding source of payment. These costs include fees paid to payment processors and other financial institutions when we draw funds from a customer's credit or debit card, bank account, or other funding source they have stored in their digital wallet. We refer to the allocation of funding sources used by our consumers as our "funding mix." The cost of funding a transaction with a credit or debit card is generally higher than the cost of funding a transaction from a bank or through internal sources such as a PayPal or Venmo account balance or our consumer credit products. As we expand the availability and presentation of alternative funding sources to our customers, our funding mix may change, which could increase or decrease our transaction expense rate. The cost of funding a transaction is also impacted by the geographic region or country in which a transaction occurs, as we generally pay lower rates for transactions funded with credit or debit cards outside the U.S. Our transaction expense rate is impacted by changes in product mix, merchant mix, regional mix, funding mix, and fees paid to payment processors and other financial institutions. Macroeconomic environment changes may also result in behavioral shifts in consumer spending patterns affecting the type of funding source they use, which could also impact the funding mix.



Transaction expense (in millions)

$15,987 — 2025
$15,697 — 2024
$14,385 — 2023

Transaction expense increased $290 million, or 2%, in 2025 compared to 2024 due to the increase in TPV of 7%, partially offset by favorable changes in merchant mix to lower cost merchants within our Braintree products and services. The decrease in transaction expense rate in 2025 compared to 2024 was primarily attributable to a lower proportion of TPV from Braintree products and services, which generally have higher expense rates than other products and services, and changes in merchant mix.

Transaction and Credit Losses

Transaction losses include the expense associated with our customer protection programs, fraud, and chargebacks. Credit losses include the current expected credit losses associated with our consumer and merchant loans receivable portfolio. Our transaction and credit losses fluctuate depending on many factors, including TPV, product mix, current and projected macroeconomic conditions such as unemployment rates, retail e-commerce sales and average weekly earnings, merchant insolvency events, changes to and usage of our customer protection programs, the impact of regulatory changes, and the credit quality of loans receivable arising from transactions funded with our credit products for consumers and loans and advances to merchants. Estimating our current expected credit loss allowances for our loans receivable portfolios is an inherently uncertain process and the ultimate losses we incur may vary from the current estimates. We regularly update our allowance estimates as new facts become known and events occur that may impact the ultimate losses incurred. A deterioration in macroeconomic conditions or other factors beyond those considered in our estimates could result in credit losses that exceed our current estimated credit losses and adversely impact our future operating results.

The components of our transaction and credit losses for the years ended December 31, 2025, 2024, and 2023 were as follows (in millions):



Transaction and credit losses increased $278 million, or 19%, in 2025 compared to 2024.

Transaction losses were approximately $1.3 billion and $1.1 billion for 2025 and 2024, respectively, reflecting an increase of $223 million, or 20%. Transaction loss rate (transaction losses divided by TPV) was flat at 0.07% for both the years ended December 31, 2025 and 2024, compared to 0.08% in 2023. The increase in transaction losses in 2025 was primarily due to an increase in losses driven by fraud incidents impacting our PayPal products and services.

Credit losses increased $55 million in 2025 compared to 2024. The components of credit losses for the years ended December 31, 2025, 2024, and 2023 were as follows (in millions):

	Year Ended December 31,		
	2025[3]	2024	2023[3]
Net charge-offs[1]	$ 328	$ 372	$ 549
Reserve build (release)[2]	55	(44)	(59)
Credit losses	$ 383	$ 328	$ 490

[1] Net charge-offs includes principal charge-offs partially offset by recoveries for consumer and merchant receivables.

[2] Reserve build (release) represents change in allowance for principal receivables excluding foreign currency remeasurement.

[3] Includes changes in the allowance due to the reclassification of certain loans and interest receivable to or from held for sale.

Credit losses in the year ended December 31, 2025 were primarily attributable to loan originations during the period. Credit losses in the year ended December 31, 2024 were primarily attributable to loan originations during the period, partially offset by improvement in the credit quality of loans outstanding.

Consumer Loan Portfolio

We have entered into forward flow arrangements with third-party investors to sell certain loans receivable portfolios. As of December 31, 2025 and 2024, loans and interest receivable, held for sale was $1.7 billion and $541 million, respectively.

The consumer loans and interest receivable balance as of December 31, 2025 and 2024 was $5.5 billion and $5.4 billion, respectively, net of participation interest sold, reflecting an increase of 1%. The increase was driven primarily by growth of our revolving credit product in the United Kingdom ("U.K.") of approximately $370 million and our installment credit products in the U.S. and Japan of approximately $190 million and $110 million, respectively, partially offset by the impact of the reclassification of $574 million of U.S. short-term, non-interest bearing installment loans to held for sale in the third quarter of 2025 and associated forward flow arrangement.

The following table provides information regarding the credit quality of our consumer loans and interest receivable balance:

	December 31,	
	2025	**2024**
Percent of consumer loans and interest receivable current	96.4%	96.6%
Percent of consumer loans and interest receivable > 90 days outstanding[1]	1.4%	1.6%
Net charge-off rate[2]	4.0%	4.5%

[1] Represents percentage of balances which are 90 days past the billing date or contractual repayment date, as applicable.

[2] Net charge-off rate is the annualized ratio of net credit losses during the three months ended December 31, 2025, excluding fraud losses, on consumer loans as a percentage of the average daily amount of consumer loans and interest receivable balance during the same period.

In response to changing portfolio performance and macroeconomic environment, we continue to monitor risk and evaluate and modify our acceptable risk parameters. Modifications to the acceptable risk parameters did not have a material impact on our consumer loans for the year ended December 31, 2025.

Merchant Loan Portfolio

We offer access to merchant finance products for certain small and medium-sized businesses, which we refer to as our merchant finance offerings. Total merchant loans, advances, and fees receivable outstanding, net of participation interest sold, as of December 31, 2025 and 2024 was $1.8 billion and $1.5 billion, respectively, reflecting an increase of 23%. The increase was due primarily to growth of approximately $190 million in our PayPal Business Loans ("PPBL") product in the U.S. and growth in our PayPal Working Capital ("PPWC") product portfolio of approximately $150 million, primarily in Germany, and to a lesser extent, in the U.S. and the U.K.

The following table provides information regarding the credit quality of our merchant loans, advances, and fees receivable balance:

	December 31,	
	2025	**2024**
Percent of merchant loans, advances, and fees receivable current	89.8%	90.4%
Percent of merchant loans, advances, and fees receivable > 90 days outstanding[1]	3.5%	2.8%
Net charge-off rate[2]	7.3%	5.3%

[1] Represents percentage of balances which are 90 days past the original expected or contractual repayment period, as applicable.

[2] Net charge-off rate is the annualized ratio of net credit losses during the three months ended December 31, 2025, excluding fraud losses, on merchant loans and advances as a percentage of the average daily amount of merchant loans, advances, and fees receivable balance during the same period.

In response to changing portfolio performance and macroeconomic environment, we continue to monitor risk and evaluate and modify our acceptable risk parameters. Modifications to the acceptable risk parameters did not have a material impact on our merchant loans for the year ended December 31, 2025.

For additional information, see "Note 11—Loans and Interest Receivable" in the notes to the consolidated financial statements, and "Item 1A. Risk Factors—*Our credit products expose us to additional risks*" included in this Form 10-K.

Customer Support and Operations

Customer support and operations includes costs incurred in our global customer operations centers, including costs to provide call support to our customers, costs to support our trust and security programs protecting our consumers and merchants, and other costs incurred related to the delivery of our products, including payment devices, card production, and customer onboarding and compliance costs.

Customer support and operations (in millions)



Customer support and operations expenses decreased $64 million, or 4%, in 2025 compared to 2024 due primarily to a decline in employee-related costs of approximately $110 million and software expenses of approximately $40 million, partially offset by an increase of approximately $80 million in other operating charges and contractors and consulting costs.

Sales and Marketing

Sales and marketing includes costs incurred for customer acquisition, business development, advertising, marketing programs, and certain incentives paid to users that are not our customers and revenue share paid to partners that are not our customers.

Sales and marketing (in millions)



Sales and marketing expenses increased $282 million, or 14%, in 2025 compared to 2024 due primarily to higher spend of approximately $340 million on marketing and brand advertising, including our PayPal Everywhere and Venmo Everything advertising campaigns, partially offset by lower employee-related costs of approximately $50 million.

Technology and Development

Technology and development includes costs incurred in connection with the development of our payments platform, new products, and the improvement of our existing products, including the amortization of software and website development costs incurred in developing our payments platform, which are capitalized. It also includes acquired developed technology and our site operations and other infrastructure costs incurred to support our payments platform.

Technology and development (in millions)



Technology and development expenses increased $124 million, or 4%, in 2025 compared to 2024 due primarily to increases in contractor and consultants costs of approximately $80 million, costs from cloud computing services utilized in delivering our products and services of approximately $70 million, and software maintenance costs of approximately $60 million, partially offset by a decline in depreciation and amortization expense of approximately $50 million.

General and Administrative

General and administrative includes costs incurred to provide support to our business, including legal, human resources, finance, risk and compliance, executive, and other support operations.

General and administrative (in millions)



General and administrative expenses decreased $168 million, or 8%, in 2025 compared to 2024 due primarily to a decline in employee-related costs of approximately $120 million as well as a decline of approximately $80 million in indirect tax expense and contingency reserves.

Restructuring and Other

Restructuring and other primarily consist of restructuring expenses, asset impairment charges, gain on sale of divested business, and losses on loans and interest receivable, held for sale.

Restructuring and other (in millions)




Restructuring and other decreased $107 million in 2025 compared to 2024 due primarily to a decrease in restructuring charges of approximately $170 million, partially offset by an increase in net loss of approximately $60 million from fair value adjustments to measure loans and interest receivable, held for sale, at the lower of cost or fair value, and loss on sale of loans and interest receivable previously held for sale.

During the second quarter of 2025, management undertook a large-scale initiative (the "2Q 2025 Plan") to reengineer our existing technology infrastructure to improve scalability, reduce network latency, decrease operational costs, and optimize our workforce. The 2Q 2025 Plan is a transformative unified program designed to streamline operations and includes exiting certain data centers to migrate to more efficient cloud-based solutions. The 2Q 2025 Plan is expected to be executed over a period of 18 to 42 months with the workforce component to be substantially completed in 2027 and the technology infrastructure component to be substantially completed in 2028. The associated restructuring charges during the year ended December 31, 2025 were $102 million, consisting of $96 million in employee severance and benefits costs and $6 million in other restructuring costs.

In connection with this restructuring, we expect to incur employee severance and benefits costs of approximately $90 million to $100 million, asset impairment and accelerated depreciation charges of approximately $40 million to $60 million, and other restructuring costs of approximately $110 million to $140 million over the term of the 2Q 2025 Plan. Other restructuring costs relate to process re-engineering and one-time migration to cloud solutions and consist of contractor costs, consulting fees, and prepaid software and maintenance costs without future economic benefit. We expect annualized cost savings of approximately $280 million associated with the impacted workforce and operational costs for our technology infrastructure. We expect that we will begin to realize these cost savings upon the completion of the components of the 2Q 2025 Plan, and also expect to reinvest a portion of the reduction in annual costs to drive business priorities. The timing of activities, cost, and savings estimates continue to be developed and are subject to change.

During the first quarter of 2025, management initiated a workforce reduction to ensure compliance with a new regulation impacting operations in an international market. The associated restructuring charges during the year ended December 31, 2025 were $36 million and included employee severance and benefits costs, which were completed in the third quarter of 2025. We do not anticipate cost savings in conjunction with this reduction.

For information on restructuring plans completed prior to 2025 as well as the restructuring liabilities associated with the 2Q 2025 Plan, see "Note 17—Restructuring and Other" in the notes to the consolidated financial statements included in this Form 10-K.

Other Income (expense), Net

Other income (expense), net increased $223 million compared to 2024. This increase in other income (expense), net was due primarily to net gains on strategic investments in the current period compared to net losses and impairments in the prior period, which contributed an increase of approximately $450 million, partially offset by declines in interest income of approximately $150 million resulting from lower average cash and investment balances, and an increase in interest expense of approximately $60 million due to incremental expense from the March 2025 and May 2024 debt issuances.

Income Tax Expense

Our effective income tax rate was 17% and 22% in 2025 and 2024, respectively. The decrease in our effective income tax rate in 2025 compared to 2024 was due primarily to discrete tax adjustments including tax effects of stock-based compensation and a non-recurring internal legal entity restructuring, partially offset by Pillar Two minimum tax expense. See "Note 16—Income Taxes" to the consolidated financial statements included in this Form 10-K for more information on our effective tax rate.

Liquidity and Capital Resources

We require liquidity and access to capital to fund our global operations, including our customer protection programs, credit products, capital expenditures, investments in our business, potential acquisitions and strategic investments, stock repurchases and dividend payments, working capital, and other cash needs. We believe that our existing cash, cash equivalents, and investments, cash expected to be generated from operations, and our expected access to capital markets, together with potential external funding through third-party sources, will be sufficient to meet our cash requirements within the next 12 months and beyond.

Sources of Liquidity

Cash, Cash Equivalents, and Investments

The following table summarizes our cash, cash equivalents, and investments as of December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
	(In millions)	
Cash, cash equivalents, and investments[1][2]	$ 12,848	$ 13,947

[1] Excludes assets related to funds receivable and customer accounts of $38.2 billion and $37.7 billion as of December 31, 2025 and 2024, respectively.

[2] Excludes total restricted cash of nil and $1 million at December 31, 2025 and 2024, respectively, and strategic investments of $1.9 billion and $1.6 billion at December 31, 2025 and 2024, respectively.

Cash, cash equivalents, and investments held by our foreign subsidiaries were $7.5 billion at December 31, 2025 and $8.5 billion at December 31, 2024, or 58% and 61%, of our total cash, cash equivalents, and investments as of those respective dates. At December 31, 2025, all of our cash, cash equivalents, and investments held by foreign subsidiaries were subject to U.S. taxation under Subpart F, Net Controlled Foreign Corporation Tested Income ("NTCI") formally known as Global Intangible Low Taxed Income (GILTI), or the one-time transition tax under the Tax Cuts and Jobs Act of 2017. Subsequent repatriations to the U.S. will not be taxable from a U.S. federal tax perspective except for any tax on foreign exchange gains and losses; however, they may be subject to state income or foreign withholding tax.

A significant aspect of our global cash management activities involves meeting our customers' requirements to access their cash while simultaneously meeting our regulatory financial ratio commitments in various jurisdictions. Our global cash balances are required not only to provide operational liquidity to our businesses, but also to support our global regulatory requirements across our regulated subsidiaries. Accordingly, not all of our cash is available for general corporate purposes.

Cash Flows

The following table summarizes our consolidated statements of cash flows:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Net cash provided by (used in):			
Operating activities	$ 6,416	$ 7,450	$ 4,843
Investing activities	797	1,689	752
Financing activities	(5,958)	(8,276)	(2,993)
Effect of exchange rates on cash, cash equivalents, and restricted cash	273	(207)	76
Net change in cash, cash equivalents, and restricted cash	$ 1,528	$ 656	$ 2,678

Operating Activities

Cash flows from operating activities includes net income adjusted for certain non-cash expenses, timing differences between expenses recognized for provision for transaction and credit losses and actual cash transaction losses incurred, originations and proceeds from repayments and sales of loans and interest receivable originally classified as held for sale, and changes in other assets and liabilities. Significant non-cash expenses for the period include depreciation and amortization and stock-based compensation. The cash impact from actual transaction losses incurred during a period is reflected as changes in other assets and liabilities. The expenses recognized during the period for provision for credit losses are estimates of current expected credit losses on our consumer and merchant credit products. Actual charge-offs of receivables related to our consumer and merchant credit products have no impact on cash from operating activities.

Net cash provided by operating activities declined $1.0 billion in 2025 compared to 2024 due primarily to an increase of approximately $1.2 billion in originations of loans receivable held for sale, net of sales and repayments, an impact of approximately $450 million from net gains on strategic investments, and an impact of approximately $230 million from stock-based compensation, partially offset by an increase of approximately $280 million in transaction and credit losses, and a decrease of $250 million in the accretion of discounts on investments, net of amortization premiums.

Cash paid for income taxes, net in 2025, 2024, and 2023 was $1.1 billion, $1.0 billion, and $2.1 billion, respectively.

Investing Activities

Cash flows from investing activities includes purchases, maturities and sales of investments; cash paid for acquisitions and strategic investments; purchases and sales of property and equipment; purchases, originations, sales, and principal repayment of loans receivable, originally classified as held for investment; changes in funds receivable; changes in collateral posted related to derivative instruments, net; and purchases and maturities of reverse repurchase agreements.

Net cash provided by investing activities decreased $892 million in 2025 compared to 2024 due primarily to changes in funds receivable of approximately $3.2 billion, an increase of approximately $220 million in collateral posted related to derivative instruments, and an increase in purchases of property and equipment of approximately $170 million, partially offset by a decrease of approximately $1.8 billion in purchases of investments, net of maturities and sales, and a decrease of approximately $1.0 billion in purchases and originations of loans receivable, net of principal repayments.

Financing Activities

Cash flows from financing activities includes proceeds from issuance of common stock, purchases of treasury stock, tax withholdings related to net share settlements of equity awards, borrowings and repayments under financing arrangements, changes in funds payable and amounts due to customers, changes in collateral received related to derivative instruments, net, borrowings and repayments under repurchase agreements, and dividend payments.

Net cash used in financing activities decreased $2.3 billion in 2025 compared to 2024 due primarily to changes related to funds payable and amounts due to customers of approximately $2.1 billion, and an increase of approximately $600 million in borrowings under financing arrangements, net of repayments, partially offset by a decline of approximately $320 million in collateral received related to derivative instruments.

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash

Foreign exchange rates had a positive impact of $273 million and negative impact of $207 million on cash, cash equivalents, and restricted cash during 2025 and 2024, respectively. The positive impact in 2025 was due primarily to favorable fluctuations in the exchange rate of the U.S. dollar to the British pound and, to a lesser extent, the Australian dollar and Euro. The negative impact in 2024 was primarily due to unfavorable fluctuations in the exchange rate of the U.S. dollar to the Australian dollar and, to a lesser extent, the British pound and Euro.

Available Credit and Debt

In June 2023, we entered into a credit agreement (the "Credit Agreement") that provides for an unsecured $5.0 billion, five-year revolving credit facility. The Credit Agreement includes a $150 million letter of credit sub-facility and a $600 million swingline sub-facility, with available borrowings under the revolving credit facility reduced by the amount of any letters of credit and swingline borrowings outstanding from time to time. As of December 31, 2025, no borrowings were outstanding under the Credit Agreement and as such, $5.0 billion of borrowing capacity was available for the purposes permitted by the Credit Agreement, subject to customary conditions to borrowing.

In February 2022, we entered into a credit agreement (the "Paidy Credit Agreement") with Paidy as co-borrower, which provided for an unsecured revolving credit facility of ¥60.0 billion, which was modified in September 2022 to increase the borrowing capacity by ¥30.0 billion for a total borrowing capacity of ¥90.0 billion (approximately $575 million as of December 31, 2025). As of December 31, 2025, ¥90.0 billion (approximately $575 million) was drawn down under the Paidy Credit Agreement. Accordingly, at December 31, 2025, no borrowing capacity was available under the Paidy Credit Agreement.

We maintain uncommitted credit facilities in various regions throughout the world with a borrowing capacity of approximately $80 million in the aggregate, where we can withdraw and utilize the funds at our discretion for general corporate purposes. As of December 31, 2025, substantially all of the borrowing capacity under these credit facilities was available, subject to customary conditions to borrowing.

In November 2025, we established a commercial paper program that allows us to issue up to $5.0 billion of unsecured commercial paper notes ("Commercial Paper Notes") through private placement using third-party broker-dealers (the "Commercial Paper Program"). Borrowings under the Commercial Paper Program are supported by the Credit Agreement. The Company intends to maintain availability under the Credit Agreement in an amount at least equal to the aggregate outstanding borrowings under the Commercial Paper Program. Net proceeds from the issuance of the Commercial Paper Notes may be used for general corporate purposes. The maturities of the Commercial Paper Notes may vary but may not exceed 397 days from the date of issuance. There were $200 million in Commercial Paper Notes outstanding as of December 31, 2025.

In March 2025, May 2024, June 2023, May 2022, May 2020 and September 2019, we issued fixed and floating rate notes with varying maturity dates (collectively referred to as the "Notes"). Proceeds from the issuance of these Notes may be used for general corporate purposes, which may include funding the repayment or redemption of outstanding debt, share repurchases, ongoing operations, capital expenditures, and possible acquisitions of businesses, assets, or strategic investments. As of December 31, 2025, we had an aggregate principal amount of $10.9 billion in debt outstanding with varying maturity dates.

For additional information, see "Note 12—Debt" to our consolidated financial statements included in this Form 10-K.

Depending on market conditions, we may from time to time issue debt, including in private or public offerings, to fund our operating activities, finance acquisitions, make strategic investments, repurchase shares under our stock repurchase program, or reduce our cost of capital.

Credit Ratings

As of December 31, 2025, we continue to be rated investment grade by Standard and Poor's Financial Services, LLC, Fitch Ratings, Inc., and Moody's Investors Services, Inc. We expect that these credit rating agencies will continue to monitor our performance, including our capital structure and results of operations. Our goal is to be rated investment grade, but as circumstances change, various factors could result in our credit ratings being downgraded or put on a watch list for possible downgrading. If that were to occur, it could increase our borrowing rates, including the interest rate on borrowings under our credit agreements.

Current and Future Cash Requirements

Our material cash requirements include funds to support current and potential: operating activities, credit products, customer protection programs, stock repurchases, dividend payments, strategic investments, acquisitions, other commitments, capital expenditures, and other future obligations.

Credit Products

Growth in our portfolio of loans receivable increases our liquidity needs, and any inability to meet those liquidity needs could adversely affect our business. We continue to evaluate partnerships and third-party sources of funding for our credit products.

The Luxembourg Commission de Surveillance du Secteur Financier (the "CSSF") has agreed that PayPal's management may designate up to 50% of European customer balances held in our Luxembourg banking subsidiary to fund European and U.K. credit activities. As of December 31, 2025 and 2024, the cumulative amount approved by PayPal to be designated to fund credit activities was $2.0 billion as of those respective dates and represented approximately 26% of European customer balances made available for our corporate use as of those respective dates, as determined by applying financial regulations maintained by the CSSF. We may periodically seek to change the designation of amounts of European customer balances for our credit activities, as we deem necessary, based on utilization of the approved funds and anticipated credit funding requirements. Under certain exceptional circumstances, corporate liquidity could be called upon to meet our obligations related to our European customer balances.

We have entered into forward flow arrangements with third-party investors to sell certain loans receivable portfolios. In 2023, we entered into a multi-year agreement with a third-party investment firm to sell loans receivable, which was amended and restated in 2024 and 2025. In 2025, we entered into an updated multi-year agreement with this third-party investment firm to extend the commitment period through March 2028 and increase the maximum loans to be sold to €65 billion. Also in 2025, we entered into an arrangement with a separate third-party investment firm which has a duration of two years and up to $7.0 billion of loans receivable sales over the term. During the years ended December 31, 2025 and 2024, we had net proceeds of $26.7 billion and $20.8 billion, respectively, of loans and interest receivable sold under these arrangements. For additional information, see "Note 1—Overview and Summary of Significant Accounting Policies" to our consolidated financial statements included in this Form 10-K.

While our objective is to expand the availability of our credit products with capital from external sources, there can be no assurance that we will be successful in achieving that goal.

Customer Protection Programs

The risk of losses from our customer protection programs are specific to individual consumers, merchants, and transactions, and may also be impacted by regional variations in, and changes or modifications to, the programs, including as a result of changes in regulatory requirements. For the periods presented in these consolidated financial statements included in this report, our transaction loss rate ranged between 0.07% and 0.08% of TPV. Historical loss rates may not be indicative of future results.

Capital Return Program

Stock Repurchases

During the year ended December 31, 2025, we repurchased approximately $6.0 billion of our common stock in the open market under our stock repurchase programs authorized in June 2022 and February 2025. As of December 31, 2025, a total of approximately $13.9 billion remained available for future repurchases of our common stock under our February 2025 stock repurchase program. For additional information, see "Note 14—Stockholders' Equity" to our consolidated financial statements included in this Form 10-K.

Implementation of Dividend Program

In October 2025, we announced that our Board of Directors approved the initiation of a quarterly cash dividend program and declared a cash dividend of $0.14 per share on our common stock, totaling approximately $130 million. The dividend was payable on December 10, 2025, to stockholders of record of our common stock as of the close of business on November 19, 2025. Dividend payments in future quarters will be subject to and contingent upon market conditions and approval by our Board of Directors at its sole discretion.

Future Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating interest rates, and other factors may result in actual payments differing from our estimates. We cannot provide certainty regarding the timing and amounts of these payments. The following table summarizes our obligations as of December 31, 2025 that are expected to impact liquidity and cash flow in future periods. We believe we will be able to fund these obligations through our existing cash and investment portfolio and cash expected to be generated from operations.

Payments Due During the Year Ending December 31,	Purchase Obligations	Leases	Long-term Debt	Total
	(In millions)			
2026	$ 829	$ 182	$ 1,811	$ 2,822
2027	699	181	1,446	2,326
2028	621	147	1,467	2,235
2029	575	125	1,815	2,515
2030	572	110	1,261	1,943
Thereafter	66	348	8,770	9,184
	$ 3,362	$ 1,093	$ 16,570	$ 21,025

The significant assumptions used in our determination of amounts presented in the above table are as follows:

- Purchase obligation amounts include minimum purchase commitments for cloud computing services, advertising, and other goods and services entered into in the ordinary course of business.

- Lease amounts include primarily minimum rental payments under our non-cancelable operating leases predominantly for office and data center facilities. The amounts presented are consistent with contractual terms and are not expected to differ significantly from actual results under our existing leases, unless a substantial change in our headcount needs requires us to expand our occupied space or exit an office facility early.

- Long-term debt amounts represent the future principal and interest payments (based on contractual interest rates) on our fixed and floating-rate debt and amounts outstanding under our credit facilities. For more information, see "Note 12—Debt" to our consolidated financial statements included in this Form 10-K.

As we are unable to reasonably predict the timing of settlement of liabilities related to unrecognized tax benefits, net, the table above does not include $2.9 billion recorded in other long-term liabilities on our consolidated balance sheets as of December 31, 2025.

Other Considerations

Our liquidity, access to capital, and borrowing costs could be adversely impacted by declines in our credit rating, our financial performance, and global credit market conditions, as well as a broad range of other factors. In addition, our liquidity, access to capital, and borrowing costs could also be negatively impacted by the outcome of any of the legal or regulatory proceedings to which we are a party. See "Item 1A. Risk Factors" and "Note 13—Commitments and Contingencies" to our consolidated financial statements included in this Form 10-K for additional discussion of these and other risks that our business faces.

Critical Accounting Policies and Estimates

The application of U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions about certain items and future events that directly affect our reported financial condition. We have established detailed policies and control procedures to provide reasonable assurance that the methods used to make estimates and assumptions are well controlled and are applied consistently from period to period. The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to our financial statements. An accounting estimate or assumption is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to our financial condition. Management has discussed the development, selection, and disclosure of these estimates with the Audit and Finance Committee of our Board of Directors. Our significant accounting policies, including recent accounting pronouncements, are described in "Note 1—Overview and Summary of Significant Accounting Policies" to the consolidated financial statements included in this Form 10-K.

A quantitative sensitivity analysis is provided where information is reasonably available, can be reliably estimated, and provides material information to investors. The amounts used to assess sensitivity are included to allow users of this report to understand a general directional cause and effect of changes in the estimates and do not represent management's predictions of variability. For all of these estimates, it should be noted that future events rarely develop exactly as forecasted, and such estimates require regular review and adjustment.

Allowance for Transaction and Credit Losses

Transaction and credit losses include the expense associated with our customer protection programs, fraud, chargebacks, and credit losses associated with our loans receivable balances. Our transaction and credit losses fluctuate depending on many factors, including: total TPV, product mix, current and projected macroeconomic conditions, merchant insolvency events, changes to and usage of our customer protection programs, the impact of regulatory changes, and the credit quality of loans receivable arising from transactions funded with our credit products, which include revolving and installment credit products offered to consumers at checkout, as well as merchant loans and advances arising from the PPWC and PPBL products.

We establish allowances for negative customer balances and estimated transaction losses arising from processing customer transactions, such as chargebacks for unauthorized credit card use and merchant-related chargebacks due to non-delivery or unsatisfactory delivery of eligible purchased items, purchase protection program claims, account takeovers, and bank returns and reversals. Additions to the allowance, in the form of provisions, are reflected in transaction and credit losses on our consolidated statements of income (loss). The allowances are based on known facts and circumstances, internal factors including experience with similar cases, historical trends involving collection and write-off patterns, and the mix of transaction and loss types, as well as current and projected macroeconomic factors, as appropriate. Actual losses may vary from amounts recorded given the estimates used in determining allowances for negative customer balances and transaction losses involve judgment and uncertainties and historical loss patterns may not be predictive of future losses. Changes in loss rate assumptions could have a material impact on the allowance for transaction losses. We evaluate these assumptions and estimates on an ongoing basis and periodically update our allowance as new facts become known and events occur that may impact the ultimate settlement or recovery of losses.

We also establish an allowance for loans and interest receivable, which represents our estimate of current expected credit losses inherent in our portfolio of loans and interest receivable and includes expected credit losses from modifications of receivables to borrowers experiencing financial difficulty. Determining appropriate current expected credit loss allowances for loans and interest receivable is an inherently uncertain process and ultimate losses may vary from the current estimates. We regularly update our allowance estimates as new facts become known and events occur that may impact the settlement or recovery of losses. The allowances are maintained at a level we deem appropriate to adequately provide for current expected credit losses at the balance sheet date after incorporating the impact of externally sourced macroeconomic forecasts. As of December 31, 2025, we utilized externally published projections of forecasted U.S. unemployment rates and retail e-commerce sales and forecasted U.K. average weekly earnings, among others, over the reasonable and supportable forecast period. As of December 31, 2024, we utilized externally published projections of forecasted U.S. unemployment rates, forecasted U.S. and U.K. retail e-commerce sales, and forecasted U.K. household disposable income, among others, over the reasonable and supportable forecast period. The overall principal and interest coverage ratio as of both December 31, 2025 and 2024 was approximately 7%. A significant change in the forecasted macroeconomic factors could result in a material change in our allowances. An increase of 1% in the principal and interest coverage ratio would increase our allowances by approximately $73 million based on the loans and interest receivable balance outstanding as of December 31, 2025.

Accounting for Income Taxes

Our annual tax rate is based on our income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective government taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available. Our income tax rate is significantly affected by the tax rates that apply to our foreign earnings. In addition to local country tax laws and regulations, our income tax rate depends on the extent that our foreign earnings are taxed by the U.S. through provisions such as the NCTI tax and base erosion anti-abuse tax.

Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These sources of income rely heavily on estimates that are based on a number of factors, including our historical experience and short-range and long-range business forecasts. To the extent deferred tax assets are not expected to be realized, we record a valuation allowance.

We recognize and measure uncertain tax positions in accordance with U.S. GAAP, pursuant to which we only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. U.S. GAAP further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter in which such change occurs. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We file annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited by the relevant tax authorities and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes are adequate. We adjust these reserves, as well as the related interest and penalties, where appropriate in light of changing facts and circumstances. Settlement of any particular position could require the use of cash.

Based on our results for the year ended December 31, 2025, an increase in our income tax expense of $63 million would have resulted in a one-percentage point increase in our effective tax rate.

Loss Contingencies

We are regularly involved in various claims, regulatory and legal proceedings, and investigations of potential violations by regulatory authorities. On a regular basis, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim, legal proceeding, or potential regulatory violation is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and whether an exposure is reasonably estimable. Our judgments are subjective and are based on the status of the legal or regulatory proceedings, the merits of our defenses, and consultation with in-house and outside legal counsel. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims, litigation, or other potential violations and may revise our estimates. Due to the inherent uncertainties of legal and regulatory processes in the multiple jurisdictions in which we operate, our judgments may differ materially from the actual outcomes.

Revenue Recognition

Application of the accounting principles in U.S. GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting. Specifically, the determination of whether we are a principal to a transaction (gross revenue) or an agent (net revenue) can require considerable judgment. Further, we provide incentive payments to consumers and merchants. Evaluating whether these incentives are a payment to a customer, or consideration payable on behalf of a customer, requires judgment. Incentives determined to be made to a customer, or payable on behalf of a customer, are recorded as a reduction to gross revenue. Incentives that are earned by the customer based on performance targets are recorded when earned, based on management's estimate of each customer's future performance. These accruals are regularly reviewed and estimates of performance are adjusted, as appropriate, based on changes in performance expectations, actual customer performance, amendments to existing contracts, or the execution of new contracts. Changes in judgments with respect to these assumptions and estimates could impact the amount of revenue recognized.

Evaluation of Strategic Investments for Impairment

We have strategic investments in non-marketable equity securities, which include investments that do not have a readily determinable fair value and are measured at cost minus impairment, if any, and are adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer (the Measurement Alternative). We review these investments regularly to determine if impairment has occurred. We assess whether an impairment loss on these non-marketable equity securities, which are primarily investments in privately held companies, has occurred based on qualitative factors such as the companies' financial condition and business outlook, industry performance, regulatory, economic or technological environment, and other relevant events and factors affecting the company. When indicators of impairment exist, we estimate the fair value of these non-marketable equity securities using the market approach and/or the income approach. If any impairment is identified, we write down the investment to its fair value and record the corresponding charge through other income (expense), net on our consolidated statements of income (loss). Estimating fair value requires judgment and use of estimates such as discount rates, forecasted cash flows, and market data of comparable companies, among others. For sensitivity analysis performed on our strategic investments, see "Item 7A. Quantitative and Qualitative Disclosures about Market Risk—*Equity Investment Risk*."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential for economic losses to be incurred on market risk sensitive instruments arising from adverse changes in market factors such as interest rates, foreign exchange rates, and equity investment risk. Management establishes and oversees the implementation of policies governing our investing, funding, and foreign exchange derivative activities intended to mitigate market risks. We monitor risk exposures on an ongoing basis.

Interest Rate Risk

We are exposed to interest rate risk relating to our investment portfolio, from interest-rate sensitive assets underlying the customer balances we hold on our consolidated balance sheets as customer accounts, and a portion of our debt.

As of December 31, 2025 and 2024, approximately 63% and 48%, respectively, of our total cash, cash equivalents, and investment portfolio (excluding restricted cash and strategic investments) was held in cash and cash equivalents. The remaining portfolio and assets underlying the customer balances that we hold on our consolidated balance sheets as customer accounts are maintained in interest and non-interest bearing bank deposits, time deposits, and available-for-sale debt securities. We seek to preserve principal while holding eligible liquid assets, as defined by applicable regulatory requirements and commercial law in certain jurisdictions where we operate, equal to at least 100% of the aggregate amount of all customer balances. We do not pay interest on amounts due to customers.

Interest rate movements affect the interest income we earn on cash and cash equivalents, time deposits, and available-for-sale debt securities and the fair value of those securities. A hypothetical 100 basis points increase in interest rates would have resulted in a decrease in the fair value of our cash equivalents and available-for-sale debt securities investment by approximately $171 million and $101 million at December 31, 2025 and 2024, respectively. Changes in the fair value of our available-for-sale debt securities resulting from such interest rate changes are reported as a component of accumulated other comprehensive income ("AOCI") and are realized only if we sell the securities prior to their scheduled maturities or the declines in fair values are due to expected credit losses.

As of December 31, 2025 and 2024, we had an aggregate principal amount of $10.4 billion and $10.6 billion, respectively, in fixed rate debt with varying maturity dates. Since these notes bear interest at fixed rates, they do not result in any financial statement risk associated with changes in interest rates. However, the fair value of these notes fluctuates when interest rates change, increasing in periods of declining interest rates and declining in periods of increasing interest rates. As of December 31, 2025, we had an aggregate principal amount of $450 million in floating rate debt with a maturity date of March 6, 2028. A hypothetical 100 basis points increase in market interest rates would not have resulted in a material impact to interest expense recorded in the year ended December 31, 2025.

As of both December 31, 2025 and 2024, we also had revolving credit facilities of approximately $5.6 billion available to us. We are obligated to pay interest on borrowings under these facilities as well as other customary fees, including an upfront fee and an unused commitment fee based on our debt rating. Borrowings under these facilities, if any, bear interest at floating rates. As a result, we are exposed to the risk related to fluctuations in interest rates to the extent of our borrowings. As of December 31, 2025 and 2024, ¥90.0 billion (approximately $575 million) and ¥90.0 billion (approximately $574 million), respectively, was outstanding under these facilities. A 100 basis points hypothetical adverse change in applicable market interest rates would not have resulted in a material impact to interest expense recorded in the period. For additional information, see "Note 12—Debt" in the notes to the consolidated financial statements included in this Form 10-K.

Interest rates may also adversely impact our customers' spending levels and ability and willingness to pay outstanding amounts owed to us. Higher interest rates often lead to larger payment obligations by customers of our credit products to us, or to lenders under mortgage, credit card, and other consumer and merchant loans, which may reduce our customers' ability to remain current on their obligations to us and therefore lead to increased delinquencies, charge-offs, and allowances for loans and interest receivable, which could have an adverse effect on our net income (loss).

Foreign Exchange Risk

We have significant operations internationally that are denominated in foreign currencies, primarily the British pound, Euro, Australian dollar, Canadian dollar, and Indian rupee, which subject us to foreign exchange risk and may adversely impact our financial results. We transact in various foreign currencies and have significant international revenues and expenses. In addition, we charge our international subsidiaries for their use of intellectual property and technology and for certain corporate services. Our cash flows, results of operations, and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ materially from expectations, and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities. We are generally a net receiver of foreign currencies and therefore benefit from a weakening of the United States ("U.S.") dollar, and are adversely affected by a strengthening of the U.S. dollar, relative to foreign currencies. We considered the historical trends in foreign exchange rates and determined that it was reasonably possible that changes in exchange rates of 10% for all currencies could be experienced in the near term.

We have a foreign currency exposure management program designed to identify material foreign currency exposures, manage these exposures, and reduce the potential effects of currency fluctuations on our consolidated cash flows and results of operations through the execution of foreign exchange contracts. These foreign exchange contracts are accounted for as derivative instruments; for additional details related to our foreign exchange contracts, please see "Note 10—Derivative Instruments" in the notes to the consolidated financial statements included in this Form 10-K.

We use foreign exchange contracts to protect our forecasted U.S. dollar-equivalent earnings and our investment in foreign subsidiaries from adverse changes in foreign exchange rates. These hedging contracts reduce, but do not entirely eliminate, the impact of adverse foreign exchange rate movements. We designate these contracts as cash flow hedges of forecasted revenues and expenses denominated in certain foreign currencies and net investment hedges for accounting purposes. The derivative's gain or loss is initially reported as a component of AOCI. Cash flow hedges are subsequently reclassified into revenue or expense in the same period the forecasted transaction affects earnings. The accumulated gains and losses associated with net investment hedges will remain in AOCI until the foreign subsidiaries are sold or substantially liquidated, at which point they will be reclassified into earnings.

If the U.S. dollar weakened by a hypothetical 10% at December 31, 2025 and 2024, the amounts recorded in AOCI related to our foreign exchange contracts, before taxes, would have been approximately $456 million and $380 million lower, respectively, before considering the offsetting impact of the underlying hedged item.

We have an additional balance sheet foreign exchange management program in which we use foreign exchange contracts to help offset the foreign exchange risk on our assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. These contracts are not designated as hedging instruments and reduce, but do not entirely eliminate, the impact of currency exchange rate movements on our assets and liabilities. The foreign exchange gains and losses on our assets and liabilities are recorded in other income (expense), net, and are offset by the gains and losses on the foreign exchange contracts.

A hypothetical adverse change of 10% in exchange rates for all foreign currencies would have resulted in a negative impact on income before income taxes of approximately $547 million and $470 million at December 31, 2025 and 2024, respectively, without considering the offsetting effect of foreign exchange contracts. Foreign exchange contracts in place as of December 31, 2025 would have positively impacted income before income taxes by approximately $476 million, resulting in a net negative impact of approximately $71 million. Foreign exchange contracts in place as of December 31, 2024 would have positively impacted income before income taxes by approximately $445 million, resulting in a net negative impact of approximately $25 million. These reasonably possible adverse changes in exchange rates of 10% were applied to monetary assets, monetary liabilities, and available-for-sale debt securities denominated in currencies other than the functional currencies of our subsidiaries at the balance sheet dates to compute the adverse impact these changes would have had on our income before income taxes in the near term.

Equity Investment Risk

Our strategic investments are subject to a variety of market-related risks that could substantially reduce or increase the carrying value of the portfolio. As of December 31, 2025 and 2024, our strategic investments totaled $1.9 billion and $1.6 billion, respectively, and represented approximately 13% and 10% of our total cash, cash equivalents, and short-term and long-term investment portfolio at those respective dates. Our strategic investments include marketable equity securities, which are publicly traded, and non-marketable equity securities, which are primarily investments in privately held companies. We are required to record all adjustments to the value of these strategic investments through our consolidated statements of income (loss). As such, we expect volatility to our net income (loss) in future periods due to changes in observable prices and impairment related to our non-marketable equity securities accounted for under the Measurement Alternative. These changes could be material based on market conditions. Additionally, the financial success of our investments in privately held companies is typically dependent on a liquidity event, such as a public offering, acquisition, private sale, or other favorable market event providing the ability to realize appreciation in the value of the investment. A hypothetical adverse change of 10% in the carrying value of our strategic investments as of December 31, 2025, which could be experienced in the near term, would have resulted in a decrease of approximately $190 million to the carrying value of the portfolio. We review our non-marketable equity securities accounted for under the Measurement Alternative for impairment when events and circumstances indicate a decline in fair value of such assets below carrying value. Our analysis includes a review of recent operating results and trends, recent purchases and sales of securities, and other publicly available data, for which we assess factors such as the investees' financial condition and business outlook, industry performance, regulatory, economic, or technological environment, and other relevant events and factors affecting the investees.

Item 8. Financial Statements and Supplementary Data

The audited consolidated financial statements covering the years ended December 31, 2025, 2024, and 2023 and accompanying notes listed in Part IV, Item 15(a)(1) of this Form 10-K are included in this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Based on the evaluation of our disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), our principal executive officer and our principal financial officer have concluded that as of December 31, 2025, the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 15(a) of this Form 10-K.

Changes in Internal Controls over Financial Reporting. There were no changes in our internal controls over financial reporting as defined in the Exchange Act Rule 13a-15(f) that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

An equity trading plan is a written document that preestablishes the amounts, prices, and dates (or formula for determining the amounts, prices, and dates) of future purchases or sales of the Company's stock, including sales of shares acquired under the Company's employee and director equity plans.

During the quarter ended December 31, 2025, each of the following Section 16 officers adopted an equity trading plan that is intended to satisfy the affirmative defense conditions of Rule 10b-1(c) under the Exchange Act:

- Frank Keller, Executive Vice President, General Manager – Large Enterprise and Merchant Platform Group, adopted a trading plan on October 30, 2025. The trading plan is scheduled to expire no later than December 15, 2026 with approximately 62,100 shares (vested and net shares expected to vest over the duration of the trading plan) subject to sale under the plan.

- Suzan Kereere, President, Global Markets, adopted a trading plan on November 14, 2025. The trading plan is scheduled to expire no later than March 10, 2027 with approximately 82,100 shares (vested and net shares expected to vest over the duration of the trading plan) subject to sale under the plan.

- Christopher Natali, Senior Vice President, Chief Accounting Officer, adopted a trading plan on November 18, 2025. The trading plan is scheduled to expire no later than December 5, 2026 with approximately 8,000 shares (vested and net shares expected to vest over the duration of the trading plan) subject to sale under the plan.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference from our Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2025.

Insider Trading Policies and Procedures

The Company has insider trading policies and procedures that govern the purchase, sale, and other dispositions of its securities by directors, officers, employees, and contractors, as well as by the Company itself. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. See "Index of Exhibits" within this Annual Report on Form 10-K for our Insider Trading Policy.

Item 11. Executive Compensation

Incorporated by reference from our Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2025 (excluding the information under the subheading "Pay Versus Performance").

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference from our Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference from our Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2025.

Item 14. Principal Accountant Fees and Services

Incorporated by reference from our Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2025.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

	Page
1. Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	54
Consolidated Balance Sheets	56
Consolidated Statements of Income (Loss)	57
Consolidated Statements of Comprehensive Income (Loss)	58
Consolidated Statements of Stockholders' Equity	59
Consolidated Statements of Cash Flows	60
Notes to Consolidated Financial Statements	62
2. Financial Statement Schedule	
Schedule II—Valuation and Qualifying Accounts	118
All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.	
3. Exhibits Required by Item 601 of Regulation S-K	119
The information required by this Item is set forth in the Index of Exhibits that precedes the signature page of this Annual Report.	

Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of PayPal Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of PayPal Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income (loss), of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2025 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Certain Consumer Loans Receivable

As described in Notes 1 and 11 to the consolidated financial statements, the total allowance for consumer loans receivable was $369 million as of December 31, 2025. The allowance for consumer loans receivable is primarily based on expectations of credit losses using historical lifetime loss data and incorporates macroeconomic forecasts applied to the portfolio. The consumer loss models incorporate various portfolio attributes including geographic region, loan term, delinquency, credit rating, vintage, and for the revolving credit portfolio, macroeconomic factors such as forecasted trends in average weekly earnings. For certain consumer loans, the forecasted macroeconomic factors are sourced externally, using probability weighted multiple economic scenarios considering the economic conditions applicable to a particular period.

The principal considerations for our determination that performing procedures relating to the allowance for certain consumer loans receivable is a critical audit matter are (i) a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to certain consumer loss models, and for the revolving credit portfolio, the macroeconomic factors related to the forecasted trends in average weekly earnings, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for certain consumer loans receivable, including controls over certain consumer loss models, and for the revolving credit portfolio, the macroeconomic factors related to the forecasted trends in average weekly earnings. These procedures also included, among others (i) testing management's process for developing the allowance for certain consumer loans receivable; (ii) testing the completeness and accuracy of certain data used in certain consumer loss models; and (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating (a) the appropriateness of certain consumer loss models used by management and (b) for the revolving credit portfolio, the reasonableness of macroeconomic factors related to the forecasted trends in average weekly earnings.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 3, 2026

We have served as the Company's auditor since 2000.

PayPal Holdings, Inc.
Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
	(In millions, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,049	$ 6,662
Short-term investments	2,373	4,262
Accounts receivable, net	840	984
Loans and interest receivable, held for sale	1,726	541
Loans and interest receivable, net of allowances of $539 and $461 as of December 31, 2025 and 2024, respectively	6,746	6,422
Funds receivable and customer accounts	38,198	37,671
Prepaid expenses and other current assets	1,827	1,664
Total current assets	59,759	58,206
Long-term investments	4,330	4,583
Property and equipment, net	1,700	1,508
Goodwill	10,864	10,837
Intangible assets, net	208	326
Other assets	3,312	3,265
Total assets	$ 80,173	$ 78,725
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 240	$ 227
Funds payable and amounts due to customers	40,198	39,671
Accrued expenses and other current liabilities	6,005	5,592
Total current liabilities	46,443	45,490
Other long-term liabilities	3,487	2,939
Long-term debt	9,987	9,879
Total liabilities	59,917	58,308
Commitments and contingencies (Note 13)		
Equity:		
Common stock, $0.0001 par value; 4,000 shares authorized; 920 and 993 shares outstanding as of December 31, 2025 and 2024, respectively	—	—
Preferred stock, $0.0001 par value; 100 shares authorized, unissued	—	—
Treasury stock at cost, 423 and 337 shares as of December 31, 2025 and 2024, respectively	(33,138)	(27,085)
Additional paid-in-capital	21,582	20,705
Retained earnings	32,470	27,347
Accumulated other comprehensive income (loss)	(658)	(550)
Total equity	20,256	20,417
Total liabilities and equity	$ 80,173	$ 78,725

The accompanying notes are an integral part of these consolidated financial statements.

PayPal Holdings, Inc.
Consolidated Statements of Income (Loss)

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions, except for per share amounts)		
Net revenues	$ 33,172	$ 31,797	$ 29,771
Operating expenses:			
Transaction expense	15,987	15,697	14,385
Transaction and credit losses	1,720	1,442	1,682
Customer support and operations	1,704	1,768	1,919
Sales and marketing	2,283	2,001	1,809
Technology and development	3,103	2,979	2,973
General and administrative	1,979	2,147	2,059
Restructuring and other	331	438	(84)
Total operating expenses	27,107	26,472	24,743
Operating income	6,065	5,325	5,028
Other income (expense), net	227	4	383
Income before income taxes	6,292	5,329	5,411
Income tax expense	1,059	1,182	1,165
Net income (loss)	$ 5,233	$ 4,147	$ 4,246
Net income (loss) per share:			
Basic	$ 5.46	$ 4.03	$ 3.85
Diluted	$ 5.41	$ 3.99	$ 3.84
Weighted average shares:			
Basic	959	1,029	1,103
Diluted	968	1,039	1,107

The accompanying notes are an integral part of these consolidated financial statements.

PayPal Holdings, Inc.
Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Net income (loss)	$ 5,233	$ 4,147	$ 4,246
Other comprehensive income (loss), net of reclassification adjustments:			
Foreign currency translation adjustments ("CTA")	117	(218)	(156)
Tax (expense) benefit on foreign CTA, net	(3)	14	—
Net investment hedges CTA gains, net	—	122	192
Tax expense on net investment hedges CTA gains, net	—	(29)	(44)
Unrealized (losses) gains on cash flow hedges, net	(257)	203	(167)
Tax benefit (expense) on unrealized (losses) gains on cash flow hedges, net	36	(10)	8
Unrealized (losses) gains on available-for-sale debt securities, net	(1)	148	457
Tax (expense) benefit on unrealized gains (losses) on available-for-sale debt securities, net	—	(34)	(108)
Other comprehensive income (loss), net of tax	(108)	196	182
Comprehensive income (loss)	$ 5,125	$ 4,343	$ 4,428

The accompanying notes are an integral part of these consolidated financial statements.

PayPal Holdings, Inc.
Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity
			(In millions)			
Balances at December 31, 2022	**1,136**	**$(16,079)**	**$18,327**	**$ (928)**	**$18,954**	**$ 20,274**
Net income	—	—	—	—	4,246	4,246
Foreign CTA	—	—	—	(156)	—	(156)
Net investment hedge CTA gains, net	—	—	—	192	—	192
Tax expense on net investment hedges CTA gains, net	—	—	—	(44)	—	(44)
Unrealized losses on cash flow hedges, net	—	—	—	(167)	—	(167)
Tax benefit on unrealized losses on cash flow hedges, net	—	—	—	8	—	8
Unrealized gains on available-for-sale debt securities, net	—	—	—	457	—	457
Tax expense on unrealized gains on available-for-sale debt securities, net	—	—	—	(108)	—	(108)
Common stock and stock-based awards issued, net of shares withheld for employee taxes	9	—	(130)	—	—	(130)
Common stock repurchased	(74)	(5,046)	—	—	—	(5,046)
Treasury stock reissuance	1	80	—	—	—	80
Stock-based compensation	—	—	1,445	—	—	1,445
Balances at December 31, 2023	**1,072**	**$(21,045)**	**$19,642**	**$ (746)**	**$23,200**	**$ 21,051**
Net income	—	—	—	—	4,147	4,147
Foreign CTA	—	—	—	(218)	—	(218)
Tax benefit on foreign CTA	—	—	—	14	—	14
Net investment hedge CTA gains, net	—	—	—	122	—	122
Tax expense on net investment hedges CTA gains, net	—	—	—	(29)	—	(29)
Unrealized gains on cash flow hedges, net	—	—	—	203	—	203
Tax expense on unrealized gains on cash flow hedges, net	—	—	—	(10)	—	(10)
Unrealized gains on available-for-sale debt securities, net	—	—	—	148	—	148
Tax expense on unrealized gains on available-for-sale debt securities, net	—	—	—	(34)	—	(34)
Common stock and stock-based awards issued, net of shares withheld for employee taxes	13	—	(263)	—	—	(263)
Common stock repurchased	(92)	(6,053)	—	—	—	(6,053)
Treasury stock reissuance	—	13	—	—	—	13
Stock-based compensation	—	—	1,326	—	—	1,326
Balances at December 31, 2024	**993**	**$(27,085)**	**$20,705**	**$ (550)**	**$27,347**	**$ 20,417**
Adoption of crypto asset accounting standard	—	—	—	—	20	20
Net income	—	—	—	—	5,233	5,233
Foreign CTA	—	—	—	117	—	117
Tax expense on foreign CTA	—	—	—	(3)	—	(3)
Unrealized losses on cash flow hedges, net	—	—	—	(257)	—	(257)
Tax benefit on unrealized losses on cash flow hedges, net	—	—	—	36	—	36
Unrealized losses on available-for-sale debt securities, net	—	—	—	(1)	—	(1)
Common stock and stock-based awards issued, net of shares withheld for employee taxes	13	—	(258)	—	—	(258)
Common stock repurchased	(86)	(6,053)	—	—	—	(6,053)
Cash dividends declared ($0.14 per share)	—	—	—	—	(130)	(130)
Stock-based compensation	—	—	1,135	—	—	1,135
Balances at December 31, 2025	**920**	**$(33,138)**	**$21,582**	**$ (658)**	**$32,470**	**$ 20,256**

The accompanying notes are an integral part of these consolidated financial statements.

PayPal Holdings, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Cash flows from operating activities:			
Net income (loss)	$ 5,233	$ 4,147	$ 4,246
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Transaction and credit losses	1,720	1,442	1,682
Depreciation and amortization	963	1,032	1,072
Stock-based compensation	1,002	1,230	1,475
Deferred income taxes	217	231	(668)
Net (gains) losses on strategic investments	(162)	285	(201)
Gain on divestiture of business, excluding transaction costs	—	—	(356)
Accretion of discounts on investments, net of amortization of premiums	(83)	(335)	(367)
Adjustments to loans and interest receivable, held for sale	193	125	53
Other	(287)	(3)	(104)
Originations of loans receivable, held for sale	(36,730)	(24,498)	(11,470)
Proceeds from repayments and sales of loans receivable, originally classified as held for sale	35,414	24,352	10,795
Changes in assets and liabilities:			
Accounts receivable	144	85	(114)
Transaction loss allowance for cash losses, net	(1,318)	(1,131)	(1,188)
Other current assets and non-current assets	(493)	(393)	(116)
Accounts payable	4	83	7
Other current liabilities and non-current liabilities	599	798	97
Net cash provided by operating activities	6,416	7,450	4,843
Cash flows from investing activities:			
Purchases of reverse repurchase agreements	(201)	(424)	—
Maturities of reverse repurchase agreements	288	337	—
Purchases of property and equipment	(852)	(683)	(623)
Proceeds from sales of property and equipment	3	1	45
Purchases and originations of loans receivable	(20,190)	(21,807)	(25,198)
Proceeds from repayments and sales of loans receivable, originally classified as held for investment	19,688	20,272	26,660
Purchases of investments	(20,399)	(26,209)	(21,980)
Maturities and sales of investments	22,933	26,962	24,295
Proceeds from divestiture of business, net of cash divested	—	—	466
Funds receivable	(303)	2,908	(2,943)
Collateral posted related to derivative instruments, net	(149)	73	(56)
Other	(21)	259	86
Net cash provided by investing activities	797	1,689	752
Cash flows from financing activities:			
Borrowings from repurchase agreements	2,949	656	—
Repayments of repurchase agreements	(2,949)	(656)	—
Proceeds from issuance of common stock	117	95	127
Purchases of treasury stock	(6,052)	(6,047)	(5,002)
Tax withholdings related to net share settlements of equity awards	(383)	(351)	(257)
Borrowings under financing arrangements	2,637	1,546	1,528
Repayments under financing arrangements	(2,155)	(1,661)	(1,053)
Funds payable and amounts due to customers	174	(1,954)	1,861
Collateral received related to derivative instruments and reverse repurchase agreements, net	(160)	156	(197)
Payments of dividends to stockholders	(130)	—	—
Other	(6)	(60)	—
Net cash used in financing activities	(5,958)	(8,276)	(2,993)

PayPal Holdings, Inc.
Consolidated Statements of Cash Flows—(Continued)

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	273	(207)	76
Net change in cash, cash equivalents, and restricted cash	1,528	656	2,678
Cash, cash equivalents, and restricted cash at beginning of period	22,490	21,834	19,156
Cash, cash equivalents, and restricted cash at end of period	$ 24,018	$ 22,490	$ 21,834
Supplemental cash flow disclosures:			
Cash paid for interest	$ 406	$ 366	$ 331
Cash paid for income taxes, net	$ 1,099	$ 1,027	$ 2,118
The table below reconciles cash, cash equivalents, and restricted cash as reported in the consolidated balance sheets to the total of the same amounts shown in the consolidated statements of cash flows:			
Cash and cash equivalents	$ 8,049	$ 6,662	$ 9,081
Short-term and long-term investments	—	1	3
Funds receivable and customer accounts	15,969	15,827	12,750
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$ 24,018	$ 22,490	$ 21,834

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements

Note 1—Overview and Summary of Significant Accounting Policies

Overview and Organization

PayPal Holdings, Inc. ("PayPal," the "Company," "we," "us," or "our") was incorporated in Delaware in January 2015. At PayPal, our mission is to revolutionize commerce globally. Our products are designed to enable digital payments and simplify commerce experiences for consumers and merchants to make selling, shopping, and sending and receiving money simple, personalized, and secure, whether online or in-person. Our two-sided platform serves millions of consumers and merchants worldwide.

Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of PayPal and our wholly- and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Investments in entities where we have the ability to exercise significant influence, but not control, over the investee are accounted for using the equity method of accounting. For such investments, our share of the investee's results of operations is included in other income (expense), net on our consolidated statements of income (loss). Investments in entities where we do not have the ability to exercise significant influence over the investee are accounted for at fair value or cost minus impairment, if any, adjusted for changes resulting from observable price changes, which are included in other income (expense), net on our consolidated statements of income (loss). Our investment balances are included in long-term investments on our consolidated balance sheets.

We determine at the inception of each investment, and re-evaluate if certain events occur, whether an entity in which we have made an investment is considered a variable interest entity ("VIE"). If we determine an investment is in a VIE, we then assess if we are the primary beneficiary, which would require consolidation. As of December 31, 2025 and December 31, 2024, no VIEs qualified for consolidation as the structures of these entities do not provide us with both the ability to direct activities that would significantly impact their economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

As of December 31, 2025 and December 31, 2024, the carrying value of our investments in nonconsolidated VIEs that are primarily investments in funds that are limited partnerships or similar structures which are focused on increasing access to capital for underserved communities was $202 million and $187 million, respectively, and is included as non-marketable equity securities applying the equity method of accounting in long-term investments on our consolidated balance sheets. Our maximum exposure to loss related to these nonconsolidated VIEs, which represents funded commitments and any future funding commitments, was $246 million as of both December 31, 2025 and 2024.

Certain amounts for prior years have been reclassified to conform to the financial statement presentation as of and for the year ended December 31, 2025.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to provisions for transaction and credit losses, income taxes, loss contingencies, revenue recognition, and the evaluation of strategic investments for impairment. We base our estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. Actual results could materially differ from these estimates.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments and are primarily comprised of bank deposits, PayPal USD stablecoin ("PYUSD"), money market funds and debt securities with original maturities of three months or less when purchased. PYUSD is a stablecoin pegged to the U.S. dollar and fully backed by U.S. dollar deposits, U.S. Treasuries, and similar cash equivalents. Each token of PYUSD held by PayPal represents a contractual right to redeem with the third-party issuer of PYUSD for one U.S. dollar.

Investments

Short-term investments include time deposits and available-for-sale debt securities with original maturities of greater than three months but less than one year when purchased or maturities of one year or less on the reporting date. Long-term investments include time deposits and available-for-sale debt securities with maturities exceeding one year on the reporting date, as well as our strategic investments. Our available-for-sale debt securities are reported at fair value using the specific identification method. Unrealized gains and losses are reported as a component of other comprehensive income (loss), net of related estimated tax provisions or benefits.

We elect to account for available-for-sale debt securities denominated in currencies other than the functional currency of our subsidiaries, underlying funds receivable and customer accounts, short-term and long-term investments, under the fair value option as further discussed in "Note 9—Fair Value Measurement of Assets and Liabilities." The changes in fair value related to initial measurement and subsequent changes in fair value are included as a component of other income (expense), net on our consolidated statements of income (loss).

Our strategic investments consist of marketable equity securities, which are publicly traded, and non-marketable equity securities, which are primarily investments in privately held companies. Marketable equity securities have readily determinable fair values with changes in fair value recorded in other income (expense), net. Non-marketable equity securities include investments that do not have a readily determinable fair value, as well as equity method investments. Our investments that do not have a readily determinable fair value are measured at cost minus impairment, if any, and are adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer (the "Measurement Alternative"). Non-marketable equity securities also include our investments where we have the ability to exercise significant influence, but not control, over the investee and these securities are accounted for using the equity method of accounting. All gains and losses on these investments, realized and unrealized, and our share of earnings or losses from investments accounted for using the equity method are recognized in other income (expense), net on our consolidated statements of income (loss).

We assess whether an impairment loss on our non-marketable equity securities accounted for under the Measurement Alternative has occurred based on qualitative factors such as the companies' financial condition and business outlook, industry performance, regulatory, economic or technological environment, and other relevant events and factors affecting the company. We assess whether an other-than-temporary impairment loss on our equity method investments has occurred due to declines in fair value or other market conditions. If any impairment is identified for non-marketable equity securities or impairment is considered other-than-temporary for our equity method investments, we write down the investment to its fair value and record the corresponding charge through other income (expense), net on our consolidated statements of income (loss).

Our available-for-sale debt securities in an unrealized loss position are written down to fair value through a charge to other income (expense), net on our consolidated statements of income (loss) if we intend to sell the security or it is more likely than not we will be required to sell the security before recovery of its amortized cost basis. For the remaining available-for-sale debt securities in an unrealized loss position, if we identify that the decline in fair value has resulted from credit losses, taking into consideration changes to the rating of the security by rating agencies, implied yields versus benchmark yields, and the extent to which fair value is less than amortized cost, among other factors, we estimate the present value of cash flows expected to be collected. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any portion of impairment not related to credit losses is recognized in other comprehensive income (loss).

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Accounts Receivable, Net

Accounts receivable is primarily related to revenue earned from customers and is reduced by an allowance for credit losses. In estimating expected credit losses on accounts receivable, we assume that current conditions at the balance sheet date remain unchanged over the life of these short-term assets. For the years ended December 31, 2025 and 2024, the allowance for credit losses was not significant. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified.

Loans and Interest Receivable, Held for Sale

When PayPal has the intent to sell loans to third-party investors they are classified as loans and interest receivable, held for sale on our consolidated balance sheets and reported at the lower of cost or fair value, determined on an aggregate basis, with valuation changes and any associated charge-offs recorded in restructuring and other on our consolidated statements of income (loss). Interest income on interest bearing held-for-sale loans is accrued and recognized based on the contractual rate of interest.

Once PayPal makes the decision to sell loans classified as held for investment, they are reclassified from loans and interest receivable, net to loans and interest receivable, held for sale. When loans are reclassified to held for sale, any previously recorded allowance for credit losses is reversed, resulting in a decrease in transaction and credit losses on our consolidated statements of income (loss). The loan is then recorded consistent with loans held for sale.

Sales of loan receivables to third-party investors are accounted for as a true sale based on our determination that these receivables met all the necessary criteria for such accounting including legal isolation for transferred assets, ability of the transferee to pledge or exchange the transferred assets without constraint, and the transfer of control, and thus, we no longer record these receivables on our consolidated financial statements. We also conclude that our continuing involvement in the arrangement does not invalidate this determination. We retain the servicing rights on loans that are sold to third-party investors and we receive a market-based servicing fee for servicing the sold loans.

Loans and Interest Receivable, Net

When PayPal has the intent and ability to hold loans for the foreseeable future or until maturity or payoff they are classified as loans and interest receivable, net on our consolidated balance sheets and are reported at their outstanding balances, net of any participation interests sold, unamortized deferred origination fees and costs, and allowance for expected credit losses.

Loans and interest receivable, net represents consumer loans originated under our revolving credit products (PayPal Credit) and our installment credit products (which we also refer to as our buy now, pay later ("BNPL") products), and merchant receivables originated under our PayPal Working Capital ("PPWC") product and PayPal Business Loan ("PPBL") product.

In the U.S., our consumer interest-bearing installment products, PPWC, and PPBL are provided under a program agreement we have with an independent chartered financial institution ("partner institution"). The partner institution extends credit to consumers for interest-bearing installment products and to merchants for the PPWC and PPBL products, and we purchase the related receivables originated by the partner institution. In the U.S., we extend certain short-term, interest-free, installment loans to consumers through a U.S. subsidiary. For our international consumer credit products, we extend credit in the U.K and the rest of Europe through our U.K. subsidiary and Luxembourg banking subsidiary, respectively, and in Australia and Japan, through local subsidiaries. For our merchant finance products outside the U.S., we extend working capital advances and loans in the U.K. and rest of Europe through our U.K. subsidiary and Luxembourg banking subsidiary, respectively, and working capital loans in Australia through an Australian subsidiary.

As part of our arrangement with the partner institution in the U.S., we sell back a participation interest in the pool of receivables for the consumer interest-bearing installment products, PPWC, and PPBL. The partner institution has no recourse against us related to their participation interests for failure of debtors to pay when due. The participation interests held by the partner institution have the same priority to the interests held by us and are subject to the same credit, prepayment, and interest rate risk associated with this pool of receivables. All risks of loss are shared pro rata based on participation interests held among all participating stakeholders. We account for the asset transfer as a sale and derecognize the portion of the participation interests for which control has been surrendered. For this arrangement, gains or losses on the sale of the participation interests are not material as the carrying amount of the participation interest sold approximates the fair value at time of transfer. We retain the servicing rights for the entire pool of consumer receivables outstanding and receive a market-based service fee for servicing the assets underlying the participation interest sold.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The terms of our consumer relationships require us to submit monthly bills to the consumer detailing loan repayment requirements. The terms also allow us to charge the consumer interest and fees in certain circumstances. Due to the relatively small dollar amount of individual loans and interest receivable, we do not require collateral on these balances.

In certain instances where a merchant is able to demonstrate that it is experiencing financial difficulty, there may be a modification of the loan or advance and the related fee receivable for which it is probable that, without modification, we would be unable to collect all amounts due.

Another partner institution is the exclusive issuer of the PayPal Credit consumer financing program in the U.S., which also includes PayPal and Venmo branded credit cards. We do not hold an ownership interest in the receivables generated through the program and therefore, do not record these receivables on our consolidated financial statements. PayPal earns a revenue share on the portfolio of consumer receivables owned by the partner institution, which is recorded in revenues from other value added services on our consolidated statements of income (loss).

If PayPal no longer intends to sell loans and interest receivable, held for sale, such loans would be reclassified to loans and interest receivable, net. When a loan is reclassified as held for investment, any amounts previously recorded in order to measure the loan at the lower of cost or fair value are reversed within restructuring and other on our consolidated statements of income (loss) and the loan is recorded consistent with loans held for investment.

Allowance for Loans and Interest Receivable

The allowance for loans and interest receivable represents our estimate of current expected credit losses inherent in our portfolio of loans and interest receivables. Changes to the allowance for loans receivable are reflected as a component of transaction and credit losses on our consolidated statements of income (loss). Changes to the allowance for interest and fees receivable are reflected within revenues from other value added services in net revenues on our consolidated statements of income (loss), or within deferred revenue in accrued expenses and other current liabilities on our consolidated balance sheets, when interest and fees are billed at the inception of a loan or advance. The evaluation process to assess the adequacy of allowances is subject to numerous estimates and judgments.

The allowance for consumer loans and interest receivable is primarily based on expectations of credit losses using historical lifetime loss data and incorporates macroeconomic forecasts applied to the portfolio. The consumer loss models incorporate various portfolio attributes including geographic region, loan term, delinquency, credit rating, vintage, and for the revolving credit portfolio, macroeconomic factors such as forecasted trends in average weekly earnings starting in the second quarter of 2025 and utilizing household disposable income and retail e-commerce sales through the first quarter of 2025. The forecasted macroeconomic factors are sourced externally, using probability weighted multiple economic scenarios for most consumer loan portfolios starting in the second quarter of 2025 (and through the first quarter of 2025 a single scenario), that we believe are most appropriate to the economic conditions applicable to a particular period. The change to multiple macroeconomic scenarios did not have a material impact on the provision for the year ended December 31, 2025. For both 2025 and 2024, the reasonable and supportable forecast period for revolving products and installment products (not classified as held for sale) that we have included in our projected loss rates, which approximates the estimated life of the loans, was approximately 5 years and 7 months to 3.5 years, respectively. Projected loss rates (inclusive of historical loss data and for the revolving credit portfolio, macroeconomic factors) are applied to the principal amount of our consumer receivables. We also include qualitative adjustments that incorporate incremental information not captured in the quantitative estimates of our current expected credit losses, such as expectations of macroeconomic conditions not captured in the loss models for our installment products. The allowance for current expected credit losses on interest and fees receivable is determined primarily by applying loss curves to each portfolio by geography, delinquency, and period of origination, among other factors.

We charge off consumer receivable balances in the month in which a customer's balance becomes 180 days past the billing date or contractual repayment date, except for the U.S. consumer interest-bearing installment receivables, which are charged off 120 days past the contractual repayment date. Charge-offs are recorded as a reduction to our allowance for loans and interest receivable and subsequent recoveries, if any, are recorded as an increase to the allowance for loans and interest receivable. Loans receivable continue to accrue interest until they are charged off.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The allowance for merchant loans, advances, and fees receivable is primarily based on expectations of credit losses using historical lifetime loss data as well as macroeconomic forecasts applied to the portfolio. The merchant loss models incorporate various portfolio attributes including geographic region, first borrowing versus repeat borrowing, delinquency, internally developed risk ratings, and vintage, as well as macroeconomic factors such as forecasted trends in unemployment rates and retail e-commerce sales. The forecasted macroeconomic factors are sourced externally, using probability weighted multiple economic scenarios starting in the second quarter of 2025 (and through the first quarter of 2025, a single scenario) that we believe are most appropriate to the economic conditions applicable to a particular period. The change to multiple macroeconomic scenarios did not have a material impact on the provision for the year ended December 31, 2025. The reasonable and supportable forecast period for merchant products that we have included in our projected loss rates for 2025 and 2024, which approximates the estimated life of the loans, was approximately 2.5 to 3.5 years. Projected loss rates, inclusive of historical loss data and macroeconomic factors, are applied to the principal amount of our merchant receivables. We also include qualitative adjustments that incorporate incremental information not captured in the quantitative estimates of our current expected credit losses. The allowance for current expected credit losses on fees receivable is determined primarily by applying loss curves to each portfolio by geography, delinquency, and period of origination, among other factors.

For merchant loans and advances, the determination of delinquency is based on the current expected or contractual repayment period of the loan or advance and fixed fee payment as compared to the original expected or contractual repayment period. We charge off the receivables outstanding under our PPBL product when the repayments are 180 days past the contractual repayment date. We charge off the receivables outstanding under our PPWC product when the repayments are 180 days past our expectation of repayments and the merchant has not made a payment in the last 60 days, or when the repayments are 360 days past due regardless of whether the merchant has made a payment in the last 60 days. Charge-offs are recorded as a reduction to our allowance for loans and interest receivable and subsequent recoveries, if any, are recorded as an increase to the allowance for loans and interest receivable.

Customer Accounts

We hold all customer balances, both in the U.S. and internationally, as direct claims against us which are reflected on our consolidated balance sheets as a liability classified as amounts due to customers. Certain jurisdictions where PayPal operates require us to hold eligible liquid assets, as defined by applicable regulatory requirements and commercial law in these jurisdictions, equal to at least 100% of the aggregate amount of all customer balances. Therefore, we restrict the use of the assets underlying the customer balances to meet these regulatory requirements and separately classify the assets as customer accounts on our consolidated balance sheets. We classify the assets underlying the customer balances as current based on their purpose and availability to fulfill our direct obligation under amounts due to customers. Customer funds for which PayPal does not have a present right to obtain the related economic benefits or restrict others' access to those benefits are not reflected on our consolidated balance sheets. These funds include U.S. dollar funds which are deposited at one or more third-party financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC") and are eligible for FDIC pass-through insurance (subject to applicable limits).

The Luxembourg Commission de Surveillance du Secteur Financier (the "CSSF") has agreed that PayPal's management may designate up to 50% of European customer balances held in our Luxembourg banking subsidiary to fund European and U.K. credit activities. As of December 31, 2025 and 2024, the cumulative amount approved by PayPal to be designated to fund credit activities was $2.0 billion as of those respective dates and represented approximately 26% of European customer balances made available for our corporate use as of those respective dates, as determined by applying financial regulations maintained by the CSSF. At the time PayPal's management designates the European customer balances held in our Luxembourg banking subsidiary to be used to extend credit, the balances are classified as cash and cash equivalents and no longer classified as customer accounts on our consolidated balance sheets. The remaining assets underlying the customer balances remain separately classified as customer accounts on our consolidated balance sheets. We identify these customer accounts separately from corporate funds and maintain them in interest and non-interest bearing bank deposits, time deposits, and available-for-sale debt securities. Customer balances deposited with our partners on a short-term basis in advance of customer transactions and used to fulfill our direct obligation under amounts due to customers are classified as cash and cash equivalents within our customer accounts classification on our consolidated balance sheets. See "Note 8—Cash and Cash Equivalents, Funds Receivable and Customer Accounts, and Investments" for additional information related to customer accounts.

Customer-owned cryptocurrency assets are not recorded on our consolidated balance sheets because we do not have a present right to obtain the related economic benefits or restrict others' access to those benefits. Accordingly, the assets remain the property of our customers.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Funds Receivable and Funds Payable

Funds receivable and funds payable arise due to the time required to initiate collection from and clear transactions through external payment networks. When customers fund their PayPal account using their bank account, credit card, or debit card, or withdraw funds from their PayPal account to their bank account or through a debit card transaction, there is a clearing period before the cash is received or settled, usually one to three business days for U.S. transactions and generally up to five business days for international transactions. In addition, a portion of our customers' funds are settled directly to their bank account. These funds are also classified as funds receivable and funds payable and arise due to the time required to initiate collection from and clear transactions through external payment networks.

We present changes in funds receivable and funds payable and amounts due to customers as cash flows from investing activities and financing activities, respectively, on our consolidated statements of cash flows based on the nature of the activity underlying our customer accounts.

Property and Equipment

Property and equipment consists primarily of computer equipment, software and website development costs, land and buildings, leasehold improvements, and furniture and fixtures. Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets; generally, one to five years for computer equipment and software, including capitalized software and website development costs, three years for furniture and fixtures, up to 30 years for buildings and building improvements, and the shorter of five years or the non-cancelable term of the lease for leasehold improvements.

Direct costs incurred to develop software for internal use and website development costs, including those costs incurred in expanding and enhancing our payments platform, are capitalized and amortized generally over an estimated useful life of three years and are recorded as amortization within the financial statement captions aligned with the internal organizations that are the primary beneficiaries of such assets. We capitalized $642 million and $509 million of internally developed software and website development costs for the years ended December 31, 2025 and 2024, respectively. Amortization expense for these capitalized costs was $515 million, $498 million, and $482 million for the years ended December 31, 2025, 2024, and 2023, respectively. Costs related to the maintenance of internal use software and website development costs are expensed as incurred.

Leases

We determine whether an arrangement is a lease for accounting purposes at contract inception. Operating leases are recorded as right-of-use ("ROU") assets which are included in other assets, and lease liabilities which are included in accrued expenses and other current liabilities and other long-term liabilities on our consolidated balance sheets. ROU assets for finance leases are included in property and equipment, and lease liabilities for finance leases are included in accrued expenses and other current liabilities and other long-term liabilities on our consolidated balance sheets. For sale-leaseback transactions, we evaluate the sale and the lease arrangement based on our conclusion as to whether control of the underlying asset has been transferred, and recognize the sale-leaseback as either a sale transaction or under the financing method. The financing method requires the asset to remain on our consolidated balance sheets throughout the term of the lease and the proceeds to be recognized as a financing obligation.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. A majority of our leases do not provide an implicit rate and therefore we use an incremental borrowing rate for specific terms on a collateralized basis using information available on the commencement date in determining the present value of lease payments. The ROU asset calculation includes lease payments to be made and excludes lease incentives. The ROU asset and lease liability may include amounts attributed to options to extend or terminate the lease when it is reasonably certain we will exercise that option. When we reach a decision to exercise a lease renewal or termination option, we recognize the associated impact to the ROU asset and lease liability. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for finance leases is amortized on a straight-line basis over the lease term, and interest expense for finance lease liabilities is recognized based on the implicit rate or the incremental borrowing rate.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

We have lease agreements with lease and non-lease components. We have elected to apply the practical expedient and account for the lease and non-lease components as a single lease component for all leases, where applicable. In addition, we have elected to apply the practical expedients related to lease classification, hindsight, and land easement. We apply a single portfolio approach to account for the ROU assets and lease liabilities.

We evaluate ROU assets related to leases for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of an ROU asset may not be recoverable. When a decision has been made to exit a lease prior to the contractual term or to sublease that space, we evaluate the asset for impairment and recognize the associated impact to the ROU asset and related expense, if applicable. The evaluation is performed at the asset group level initially and where appropriate, at the lowest level of identifiable cash flows, which is at the individual lease level. Undiscounted cash flows expected to be generated by the related ROU assets are estimated over the ROU assets' useful lives. If the evaluation indicates that the carrying amount of the ROU assets may not be recoverable, any potential impairment is measured based upon the fair value of the related ROU asset or asset group as determined by appropriate valuation techniques.

Goodwill and Intangible Assets

Goodwill is tested for impairment, at a minimum, on an annual basis at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit may be estimated using income and market approaches. The discounted cash flow method, a form of the income approach, uses expected future operating results and a market participant discount rate. The market approach uses comparable company prices and other relevant information generated by market transactions (either publicly traded entities or mergers and acquisitions) to develop pricing metrics to be applied to historical and expected future operating results of the reporting unit. Failure to achieve these expected results, changes in the discount rate, or market pricing metrics may cause a future impairment of goodwill at the reporting unit level. We conducted our annual impairment test of goodwill as of August 31, 2025 and 2024. We determined that no adjustment to the carrying value of goodwill of our reporting unit was required. As of December 31, 2025, we determined that no events occurred, or circumstances changed from August 31, 2025 through December 31, 2025 that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Intangible assets consist of acquired customer list and user base intangible assets, marketing related intangibles, developed technology, and other intangible assets. Intangible assets are amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from three to seven years. No significant residual value is estimated for intangible assets.

We evaluate long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future undiscounted cash flow the asset is expected to generate.

Allowance for Transaction Losses

We are exposed to transaction losses due to credit card and other payment misuse as well as non-performance from sellers who accept payments through PayPal. We establish an allowance for estimated losses arising from completing customer transactions, such as chargebacks for unauthorized credit card use and merchant-related chargebacks due to non-delivery or unsatisfactory delivery of eligible purchased items, purchase protection program claims, and account takeovers. This allowance represents an accumulation of the estimated amounts of probable transaction losses as of the reporting date. The allowance is monitored regularly and is updated based on actual loss data. The allowance is based on known facts and circumstances, internal factors including experience with similar cases, historical trends involving loss payment patterns, and the mix of transaction and loss types, as appropriate. Additions to the allowance are reflected as a component of transaction and credit losses on our consolidated statements of income (loss). The allowance for transaction losses is included in accrued expenses and other current liabilities on our consolidated balance sheets.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Allowance for Negative Customer Balances

Negative customer balances occur primarily when there are insufficient funds in a customer's PayPal account to cover charges applied for bank returns and reversals, debit card transactions, and merchant-related chargebacks due to non-delivery or unsatisfactory delivery of eligible purchased items, which are generally within the scope of our protection programs. Negative customer balances can be cured by the customer by adding funds to their account, receiving payments, or through back-up funding sources. We also utilize third-party collection agencies. For negative customer balances that are not expected to be cured or otherwise collected, we provide an allowance for expected losses. The allowance represents expected losses based on historical trends involving collection and write-off patterns, internal factors including our experience with similar cases, other known facts and circumstances, and current conditions at the balance sheet date, which are assumed to remain unchanged over the life of these short-term assets. Loss rates are derived using historical loss data for each delinquency bucket using a roll rate model that captures the losses and the likelihood that a negative customer balance will be written off as the delinquency age of such balance increases. The loss rates are then applied to the outstanding negative customer balances. Once the quantitative calculation is performed, we review the adequacy of the allowance and determine if qualitative adjustments need to be considered. We write-off negative customer balances in the month in which the balance becomes outstanding for 120 days. Write-offs that are recovered are recorded as a reduction to our allowance for negative customer balances. Negative customer balances are included in other current assets, net of the allowance on our consolidated balance sheets. Adjustments to the allowance for negative customer balances are recorded as a component of transaction and credit losses on our consolidated statements of income (loss).

Derivative Instruments

See "Note 10—Derivative Instruments" for information related to the derivative instruments.

Repurchase and Reverse Repurchase Agreements

We enter into repurchase agreements as a form of secured borrowing and reverse repurchase agreements as a form of secured lending, primarily to provide additional liquidity and to deploy excess cash. These agreements are accounted for as collateralized financing transactions. Repurchase agreements and reverse repurchase agreements are reported in other current liabilities and other current assets, respectively, on our consolidated balance sheet and recorded at amortized cost.

Fair Value Measurements

We measure certain financial assets and liabilities at fair value on a recurring basis and certain financial and non-financial assets and liabilities at fair value on a non-recurring basis when a change in fair value or impairment is evidenced. Fair value is defined as the price received to sell an asset or paid to transfer a liability in the principal market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is estimated by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The categorization within the following three-level fair value hierarchy for our recurring and non-recurring fair value measurements is based upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1—Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be market-corroborated.

- Level 3—Unobservable inputs that cannot be directly corroborated by observable market data and that typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

See "Note 9—Fair Value Measurement of Assets and Liabilities" for additional information related to our fair value measurements.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Concentrations of Risk

Our cash, cash equivalents, short-term investments, accounts receivable, loans and interest receivable, net, funds receivable and customer accounts, long-term investments, and other assets are potentially subject to concentration of credit risk. Cash, cash equivalents, and customer accounts are placed with financial institutions that management believes are of high credit quality. In addition, funds receivable are generated primarily with financial institutions which management believes are of high credit quality. We invest our cash, cash equivalents, and customer accounts primarily in highly liquid, highly rated instruments which are uninsured. We have corporate deposit balances with financial services institutions which exceed the FDIC insurance limit of $250,000. As part of our cash management process, we perform periodic evaluations of the relative credit standing of these financial institutions. Our accounts receivable are derived from revenue earned from customers located in the U.S. and internationally. Our loans and interest receivable are derived from consumer and merchant financing activities for customers located in the U.S. and internationally. Our long-term notes receivable and contract asset within other assets are associated with the sale of our U.S. consumer credit receivables to a partner institution. Transaction expense is derived from fees paid to payment processors and other financial institutions, located in the U.S. and internationally, when we draw funds from a customer's credit or debit card, bank account, or other funding source they have stored in their digital wallet.

As of December 31, 2025, one customer and one partner institution accounted for 12% and 23% of net accounts receivable, respectively. As of December 31, 2024, one partner institution accounted for 14% of net accounts receivable. The same partner institution accounted for our long-term notes receivable and contract asset balance, which represented 18% and 17% of other assets at December 31, 2025 and 2024, respectively. No customer accounted for more than 10% of net loans receivable as of December 31, 2025 and 2024. During the years ended December 31, 2025, 2024, and 2023, no customer accounted for more than 10% of net revenues. During the years ended December 31, 2025 and 2024, two payment processors accounted for 56% and 48% of transaction expense, respectively. During the year ended December 31, 2023, one payment processor accounted for 60% of transaction expense.

Revenue Recognition

See "Note 2—Revenue" for information related to our revenue recognition.

Advertising Expense

We expense the cost of producing advertisements at the time production occurs and expense the cost of communicating advertisements in the period during which the advertising space or airtime is used as sales and marketing expense. Online advertising expenses are recognized based on the terms of the individual agreements, which are generally based on the number of impressions delivered over the total number of contracted impressions, on a pay-per-click basis, or on a straight-line basis over the term of the contract. Advertising expense totaled $867 million, $574 million, and $364 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Defined Contribution Savings Plans

We have a defined contribution savings plan in the U.S. which qualifies under Section 401(k) of the Internal Revenue Code ("Code"). Our non-U.S. employees are covered by other savings plans. Expenses related to our defined contribution savings plans are recorded when services are rendered by our employees.

Stock-based Compensation

We determine compensation expense associated with restricted stock units, performance based restricted stock units, and restricted stock awards based on the estimated fair value of our common stock on the date of grant. We generally recognize compensation expense using a straight-line amortization method over the respective vesting period for awards that are ultimately expected to vest. Accordingly, stock-based compensation expense for the years ended December 31, 2025, 2024, and 2023 has been reduced for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behavior of our employees as well as trends of actual forfeitures.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Foreign Currency

Many of our foreign subsidiaries have designated the local currency of their respective countries as their functional currency. Assets and liabilities of our non-U.S. dollar functional currency subsidiaries are translated into U.S. dollars at exchange rates prevailing at the balance sheet dates. Revenues and expenses of our non-U.S. dollar functional currency subsidiaries are translated into U.S. dollars using daily exchange rates. Gains and losses resulting from these translations are recorded as a component of accumulated other comprehensive income (loss) ("AOCI"). Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as other income (expense), net on our consolidated statements of income (loss).

Income Taxes

We account for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence. We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. We account for Global Intangible Low-Taxed Income, renamed as the Net Controlled Foreign Corporation Tested Income under the One Big Beautiful Bill Act, as a current-period expense when incurred.

Other Income (expense), Net

Other income (expense), net includes:

- interest income, which consists of interest earned on corporate cash and cash equivalents and short-term and long-term investments,

- interest expense, which consists of interest expense, fees, and amortization of debt discount on our long-term debt (including current portion), credit facilities, and commercial paper,

- realized and unrealized gains (losses) on strategic investments, and

- other, which primarily includes foreign exchange gains and losses due to remeasurement of certain foreign currency denominated monetary assets and liabilities, forward points on derivative contracts designated as net investment hedges, fair value changes on the derivative contracts not designated as hedging instruments and realized and unrealized gains (losses) on crypto assets held for investment.

Recently Issued Accounting Guidance

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures* (Subtopic 220-40): *Disaggregation of Income Statement Expenses*. The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. We are evaluating the impact this amended guidance may have on the notes to our consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. The amended guidance modernizes the accounting for costs related to internal-use software to more closely align with current software development methods. The guidance removes references to project stages and clarifies when we are required to start capitalizing eligible costs. The new guidance is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The guidance can be applied on a prospective basis, a modified basis for in-process projects, or a retrospective basis. We are evaluating the impact this amended guidance may have on our consolidated financial statements.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Recently Adopted Accounting Guidance

In December 2023, the FASB issued ASU 2023-08, *Intangibles – Goodwill and Other – Crypto Assets* (Subtopic 350-60): *Accounting for and Disclosure of Crypto Assets*. This amended guidance requires fair value measurement of certain crypto assets each reporting period, with the changes in fair value reflected in net income. The amendments also require disclosures of the name, fair value, units held, and cost basis for each significant crypto asset held and annual reconciliations of crypto asset holdings. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024. We adopted this guidance effective as of January 1, 2025. We have applied the amendments of this guidance as a cumulative-effect adjustment to retained earnings. The adoption of this guidance did not have a significant impact on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): *Improvements to Income Tax Disclosures*. The amended guidance enhances income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid information. This guidance requires disclosure of specific categories in the effective tax rate reconciliation and additional information on reconciling items meeting a quantitative threshold. In addition, the amended guidance requires disaggregating income taxes paid (net of refunds received) by federal, state, and foreign taxes. It also requires disaggregating individual jurisdictions in which income taxes paid (net of refunds received) are equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amended guidance is effective for annual periods beginning after December 15, 2024. We adopted this guidance prospectively for the annual period ending December 31, 2025. For additional information, see "Note 16—Income Taxes."

In January 2025, the SEC released Staff Accounting Bulletin ("SAB") No. 122 rescinding SAB No. 121, which required an entity to record a liability to reflect its obligation to safeguard the crypto assets held for its platform users with a corresponding asset and required disclosures related to the entity's safeguarding obligations. SAB No. 122 is effective for annual periods beginning after December 15, 2024 and is required to be applied on a fully retrospective basis, with early adoption permitted. We adopted this guidance as of March 31, 2025 and derecognized the crypto asset safeguarding liability and corresponding safeguarding asset on our consolidated balance sheet as of December 31, 2024. Additionally, we derecognized the associated deferred tax asset and liability as of December 31, 2024. The adoption of this guidance did not impact our consolidated statements of income (loss), comprehensive income (loss), stockholders' equity, or cash flows.

The following table presents the effects of the changes on the presentation of our consolidated balance sheet:

	December 31, 2024		
	(In millions)		
	As Previously Reported[1]	Adjustments	As Adjusted
Total assets[2]	$ 81,611	$ (2,886)	$ 78,725
Total liabilities[2]	$ 61,194	$ (2,886)	$ 58,308

[1] As reported in our 2024 Form 10-K filed with the SEC on February 4, 2025.

[2] Financial statement lines impacted within total assets and total liabilities were "prepaid expenses and other current assets" and "accrued expenses and other current liabilities", respectively.

There are other new accounting pronouncements issued by the FASB that we have adopted or will adopt, as applicable. We do not believe any of these new accounting pronouncements have had, or will have, a material impact on our consolidated financial statements or disclosures.

Note 2—Revenue

We enable our customers to send and receive payments. We earn revenue primarily by completing payment transactions for our customers on our payments platform and from other value added services. Our revenues are classified into two categories: transaction revenues and revenues from other value added services.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Transaction Revenues

We earn transaction revenues primarily from fees paid by our customers to receive payments on our platform. These fees may have a fixed and variable component. The variable component is generally a percentage of the value of the payment amount and is known at the time the transaction is processed. For a portion of our transactions, the variable component of the fee is eligible for reimbursement when the underlying transaction is approved for a refund. We estimate the amount of fee refunds that will be processed each quarter and record a provision against our transaction revenues. The volume of activity processed on our payments platform, which results in transaction revenue, is referred to as Total Payment Volume ("TPV"). We generate additional revenues from merchants and consumers: on transactions where we perform currency conversion, when we enable cross-border transactions (i.e., transactions where the merchant and consumer are in different countries), when we facilitate the instant transfer of funds for our customers from their PayPal or Venmo account to their bank account or debit card, when we facilitate the purchase and sale of cryptocurrencies, as contractual compensation from sellers that violate our contractual terms (for example, through fraud or counterfeiting), and other miscellaneous fees. Our transaction revenues are also reduced by certain incentives provided to our customers.

Our contracts with our customers are usually open-ended and can be terminated by either party without a termination penalty after the notice period has lapsed. Therefore, our contracts are defined at the transaction level and do not extend beyond the service already provided. Our contracts generally renew automatically without any significant material rights. Some of our contracts include tiered pricing, which are based primarily on volume. The fee charged per transaction is adjusted up or down if the volume processed for a specified period is different from prior period defined volumes. We have concluded that this volume-based pricing approach does not constitute a future material right since the discount is within a range typically offered to a class of customers with similar volume. We do not have any capitalized contract costs.

Our primary service comprises a single performance obligation to complete payments on our payments platform for our customers. Using our risk assessment tools, we perform a transaction risk assessment on individual transactions to determine whether a transaction should be authorized for completion on our payments platform. When we authorize a transaction, we become obligated to our customer to complete the payment transaction.

We recognize fees charged to our customers primarily on a gross basis as transaction revenue when we are the principal in respect of completing a payment transaction. As a principal to the transaction, we control the service of completing payments on our payments platform. We bear primary responsibility for the fulfillment of the payment service, contract directly with our customers, control the product specifications, and define the value proposal from our services. Further, we have full discretion in determining the fee charged to our customers, which is independent of the costs we incur in instances where we may utilize payment processors or other financial institutions to perform services on our behalf. We therefore bear full margin risk when completing a payment transaction. These fees paid to payment processors and other financial institutions are recognized as transaction expense. We are also responsible for providing customer support.

To promote engagement and acquire new users on our platform, we may provide incentives to merchants and consumers in various forms including discounts on fees, rebates, rewards, and coupons. Evaluating whether an incentive is a payment to a customer requires judgment. Incentives that are determined to be consideration payable to a customer or paid on behalf of a customer are recognized as a reduction of revenue. Incentives based on performance targets are recorded as a reduction to revenue when earned based on management's estimate of each customer's future performance, and incentives not based on performance targets are amortized as a reduction of revenue ratably over the contractual term. Certain incentives paid to users that are not our customers are classified as sales and marketing expense.

We provide merchants and consumers with protection programs for certain purchase transactions completed on our payments platform. These protection programs help protect both merchants and consumers from financial loss, resulting from, among other things, counterparty non-performance. These protection programs do not provide a separate service to our customers and we estimate and record associated costs in transaction and credit losses during the period the payment transaction is completed.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Revenues From Other Value Added Services

We earn revenues from other value added services, which are comprised of revenue earned through partnerships, referral fees, subscription fees, gateway fees, and other services that we provide to our consumers and merchants. These contracts typically have one performance obligation which is provided and recognized over the term of the contract. The transaction price is generally fixed and known at the end of each reporting period; however, for some agreements, it may be necessary to estimate the transaction price using the expected value method. Revenue earned from other value added services is recorded on a net basis when we are considered the agent with respect to processing transactions.

We also earn revenues from interest and fees earned on our portfolio of loans receivable, and interest earned on certain assets underlying customer balances. Interest and fees earned on the portfolio of loans receivable are computed and recognized based on the effective interest method and are presented net of any required reserves and amortization of deferred origination costs.

We record a contract asset when we have a conditional right to consideration for services we have already transferred to our customer. These contract assets are included in other assets in our consolidated balance sheets and were $238 million and $207 million as of December 31, 2025 and 2024, respectively.

Disaggregation of Revenue

We believe that the nature, amount, timing, and uncertainty of our revenue and cash flows and how they are affected by economic factors are most appropriately depicted through our primary geographical markets and types of revenue categories (transaction revenues and revenues from other value added services). Revenues recorded within these categories are earned from similar products and services for which the nature of associated fees and the related revenue recognition models are substantially similar.

The following table presents our revenue disaggregated by primary geographical market and category:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Primary geographical markets			
U.S.	$ 18,868	$ 18,267	$ 17,253
Other countries[1]	14,304	13,530	12,518
Total net revenues[2]	$ 33,172	$ 31,797	$ 29,771
Revenue category			
Transaction revenues	$ 29,798	$ 28,842	$ 26,857
Revenues from other value added services	3,374	2,955	2,914
Total net revenues[2]	$ 33,172	$ 31,797	$ 29,771

[1] No single country included in the other countries category generated more than 10% of total net revenues.

[2] Total net revenues include $2.1 billion for both the years ended December 31, 2025 and 2024 and $1.8 billion for the year ended December 31, 2023, which do not represent revenues recognized in the scope of Accounting Standards Codification Topic 606, *Revenue from contracts with customers*. Such revenues relate to interest and fees earned on loans and interest receivable, including loans and interest receivable held for sale, hedging gains or losses, and interest earned and gains or losses on certain assets underlying customer balances.

Net revenues are attributed to the country in which the party paying our fee is located.

Note 3—Net Income (loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding for the period. The dilutive effect of outstanding equity incentive awards is reflected in diluted net income (loss) per share by application of the treasury stock method. The calculation of diluted net income (loss) per share excludes all anti-dilutive common shares. During periods when we report net loss, diluted net loss per share is the same as basic net loss per share because the effects of potentially dilutive items would decrease the net loss per share.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year Ended December 31,		
	2025	2024	2023
	(In millions, except per share amounts)		
Numerator:			
Net income (loss)	$ 5,233	$ 4,147	$ 4,246
Denominator:			
Weighted average shares of common stock—basic	959	1,029	1,103
Dilutive effect of equity incentive awards	9	10	4
Weighted average shares of common stock—diluted	968	1,039	1,107
Net income (loss) per share:			
Basic	$ 5.46	$ 4.03	$ 3.85
Diluted	$ 5.41	$ 3.99	$ 3.84
Common stock equivalents excluded from net income (loss) per diluted share because their effect would have been anti-dilutive or potentially dilutive	11	9	21

Note 4—Business Combinations and Divestitures

In the second quarter of 2025, we completed an acquisition with a total purchase price of $19 million, consisting of cash consideration, which was accounted for as a business combination. There were no acquisitions accounted for as business combinations completed in 2024 or 2023.

On November 1, 2023, we completed the sale of Happy Returns to United Parcel Services, Inc. for approximately $466 million in cash, net of cash divested, and derecognized the assets held for sale, consisting primarily of $81 million of goodwill and $13 million of net intangible assets. The sale of Happy Returns enabled us to focus on our core business and priorities. A pre-tax gain of $339 million, net of transaction costs, was included in restructuring and other in the consolidated statements of income (loss) for the year ended December 31, 2023.

There were no divestitures completed in 2025 or 2024.

Note 5—Goodwill and Intangible Assets

Goodwill

The following table presents goodwill balances and adjustments to those balances during the years ended December 31, 2025 and 2024:

	December 31, 2023	Goodwill Acquired	Adjustments	December 31, 2024	Goodwill Acquired	Adjustments	December 31, 2025
	(In millions)						
Total goodwill	$ 11,026	$ —	$ (189)	$ 10,837	$ 7	$ 20	$ 10,864

The adjustments to goodwill during 2025 and 2024 pertained to foreign currency translation adjustments.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Intangible Assets

The components of identifiable intangible assets were as follows:

	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In millions)					
Intangible assets[1]:						
Customer lists and user base	$ 372	$ (224)	$ 148	$ 854	$ (601)	$ 253
Marketing related	60	(50)	10	60	(38)	22
Developed technology	9	(2)	7	—	—	—
All other	208	(165)	43	182	(131)	51
Intangible assets, net	$ 649	$ (441)	$ 208	$ 1,096	$ (770)	$ 326

[1] Excludes intangible assets which have been fully amortized, but are still in use.

Amortization expense for intangible assets was $175 million, $207 million, and $226 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Expected future intangible asset amortization as of December 31, 2025 was as follows:

Fiscal years:	(In millions)
2026	$ 98
2027	62
2028	48
Total	$ 208

Note 6—Leases

PayPal enters into various leases, which are primarily real estate operating leases. We use these properties for executive and administrative offices, customer services and operations centers, product development offices, and data centers. PayPal also enters into computer equipment finance leases.

While a majority of our lease agreements do not contain an explicit interest rate, certain of our lease agreements are subject to changes based on the Consumer Price Index or another referenced index. In the event of changes to the relevant index, lease liabilities are not remeasured and instead are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred.

The short-term lease exemption has been adopted for all leases with a duration of less than 12 months.

PayPal's lease portfolio includes a small number of subleases. A sublease situation can arise when currently leased real estate space is available and is surplus to operational requirements.

The components of lease expense were as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Operating lease expense	$ 162	$ 159	$ 156
Finance lease expense—amortization of ROU lease assets	16	8	—
Sublease income	(8)	(12)	(9)
Total lease expense, net	$ 170	$ 155	$ 147

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 178	$ 169	$ 174
Financing cash flows from finance leases	$ 6	$ 60	$ —
ROU lease assets obtained in exchange for new operating lease liabilities	$ 68	$ 343	$ (1)
ROU lease assets obtained in exchange for new finance lease liabilities	$ —	$ 82	$ —
Other non-cash ROU lease asset activity[1]	$ (5)	$ —	$ (40)

[1] ROU lease asset impairment

Supplemental balance sheet information related to leases was as follows:

	As of December 31,			
	2025		2024	
	(In millions, except weighted-average figures)			
	Operating leases	Finance leases	Operating leases	Finance leases
ROU lease assets	$ 539	$ 56	$ 599	$ 73
Current lease liabilities	148	7	135	5
Long-term lease liabilities	548	10	629	18
Total lease liabilities	$ 696	$ 17	$ 764	$ 23
Weighted-average remaining lease term	5.4 years	3.4 years	5.9 years	4.4 years
Weighted-average discount rate	4%	5%	4%	5%

Future minimum lease payments for our leases as of December 31, 2025 were as follows:

	Operating Leases	Finance Leases
Fiscal years:	(In millions)	
2026	$ 174	$ 8
2027	170	6
2028	116	4
2029	98	—
2030	83	—
Thereafter	151	—
Total	$ 792	$ 18
Less: present value discount	(96)	(1)
Lease liability	$ 696	$ 17

Operating lease amounts include minimum lease payments under our non-cancelable operating leases primarily for office and data center facilities. Finance lease amounts include minimum lease payments under our non-cancelable finance leases primarily for computer equipment. The amounts presented are consistent with contractual terms and are not expected to differ significantly from actual results under our existing leases. We recognize rent expense under such agreements on a straight-line basis.

As of December 31, 2025, we have an additional operating lease for an office, which will commence in the first quarter of 2026 or later with minimum lease payments aggregating to $284 million and a lease term of twelve years. As of December 31, 2025, we did not have any additional finance leases which have not yet commenced.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 7—Other Financial Statement Details

Property and Equipment, Net

	As of December 31,	
	2025	2024
	(In millions)	
Property and equipment, net:		
Computer equipment and software	$ 3,581	$ 3,360
Internal use software and website development costs	5,364	4,714
Land and buildings	340	337
Leasehold improvements	357	343
Furniture and fixtures	138	133
Development in progress and other	34	104
Total property and equipment, gross	9,814	8,991
Accumulated depreciation and amortization	(8,114)	(7,483)
Total property and equipment, net	$ 1,700	$ 1,508

Depreciation and amortization expense was $788 million, $825 million and $846 million in 2025, 2024 and 2023, respectively.

Supplemental cash flow information related to property and equipment

Non-cash investing transactions that are not reflected in the consolidated statements of cash flows for the years ended December 31, 2025, 2024, and 2023 include property and equipment acquired through increases in accounts payable of $9 million, $14 million and $7 million, respectively.

Geographical information

The following table summarizes long-lived assets based on geography, which consist of property and equipment, net and operating lease ROU assets:

	As of December 31,	
	2025	2024
	(In millions)	
Long-lived assets:		
U.S.	$ 2,009	$ 1,885
Other countries	230	222
Total long-lived assets	$ 2,239	$ 2,107

Long-lived assets attributed to the U.S. and other countries are based upon the country in which the asset is located or owned.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Accumulated Other Comprehensive Income (loss)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for the year ended December 31, 2025:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Available-for-sale Debt Securities	Foreign CTA	Net Investment Hedges CTA Gains (Losses)	Estimated Tax (Expense) Benefit	Total
	(In millions)					
Beginning balance	$ 147	$ 14	$ (949)	$ 313	$ (75)	$ (550)
Other comprehensive income (loss) before reclassifications	(429)	—	117	—	33	(279)
Less: Amount of net gains (losses) reclassified from AOCI	(172)	1	—	—	—	(171)
Net current period other comprehensive income (loss)	(257)	(1)	117	—	33	(108)
Ending balance	$ (110)	$ 13	$ (832)	$ 313	$ (42)	$ (658)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for the year ended December 31, 2024:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Available-for-sale Debt Securities	Foreign CTA	Net Investment Hedges CTA Gains (Losses)	Estimated Tax (Expense) Benefit	Total
	(In millions)					
Beginning balance	$ (56)	$ (134)	$ (731)	$ 191	$ (16)	$ (746)
Other comprehensive income (loss) before reclassifications	251	108	(218)	122	(59)	204
Less: Amount of net gains (losses) reclassified from AOCI	48	(40)	—	—	—	8
Net current period other comprehensive income (loss)	203	148	(218)	122	(59)	196
Ending balance	$ 147	$ 14	$ (949)	$ 313	$ (75)	$ (550)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss) for the year ended December 31, 2023:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Available-for-sale Debt Securities	Foreign CTA	Net Investment Hedges CTA Gains (Losses)	Estimated Tax (Expense) Benefit	Total
	(In millions)					
Beginning balance	$ 111	$ (591)	$ (575)	$ (1)	$ 128	$ (928)
Other comprehensive income (loss) before reclassifications	(56)	434	(156)	192	(144)	270
Less: Amount of net gains (losses) reclassified from AOCI	111	(23)	—	—	—	88
Net current period other comprehensive income (loss)	(167)	457	(156)	192	(144)	182
Ending balance	$ (56)	$ (134)	$ (731)	$ 191	$ (16)	$ (746)

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following table provides details about reclassifications out of AOCI for the periods presented below:

Details about AOCI Components	Amount of Gains (Losses) Reclassified from AOCI			Affected Line Item in the Statements of Income (Loss)
	Year Ended December 31,			
	2025	2024	2023	
	(In millions)			
Net gains (losses) on cash flow hedges—foreign exchange contracts	$ (166)	$ 48	$ 111	Net revenues
Net gains (losses) on cash flow hedges—foreign exchange contracts	(2)	—	—	Customer support and operations
Net gains (losses) on cash flow hedges—foreign exchange contracts	(3)	—	—	Technology and development
Net gains (losses) on cash flow hedges—foreign exchange contracts	(1)	—	—	General and administrative
Net gains (losses) on investments	—	(40)	(21)	Net revenues
Net gains (losses) on investments	1	—	(2)	Other income (expense), net
	(171)	8	88	Income before income taxes
	—	—	—	Income tax expense
Total reclassifications for the period	$ (171)	$ 8	$ 88	Net income (loss)

Other Income (Expense), Net

The following table reconciles the components of other income (expense), net for the periods presented below:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Interest income	$ 517	$ 662	$ 480
Interest expense	(441)	(382)	(347)
Net gains (losses) on strategic investments	162	(285)	201
Other	(11)	9	49
Other income (expense), net	$ 227	$ 4	$ 383

Refer to "Note 1—Overview and Summary of Significant Accounting Policies" for details on the composition of these balances.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 8—Cash and Cash Equivalents, Funds Receivable and Customer Accounts, and Investments

The following table summarizes the assets underlying our cash and cash equivalents, funds receivable and customer accounts, short-term investments, and long-term investments as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
	(In millions)	
Cash and cash equivalents	$ 8,049	$ 6,662
Funds receivable and customer accounts:		
Cash and cash equivalents[1]	$ 15,969	$ 15,827
Time deposits	94	15
Available-for-sale debt securities	14,457	14,551
Funds receivable	7,678	7,278
Total funds receivable and customer accounts	$ 38,198	$ 37,671
Short-term investments:		
Time deposits	$ 88	$ 107
Available-for-sale debt securities	2,285	4,154
Restricted cash	—	1
Total short-term investments	$ 2,373	$ 4,262
Long-term investments:		
Time deposits	$ 5	$ 22
Available-for-sale debt securities	2,421	3,002
Strategic investments	1,904	1,559
Total long-term investments	$ 4,330	$ 4,583

[1] Includes $374 million and $149 million of available-for-sale debt securities with original maturities of three months or less as of December 31, 2025 and 2024, respectively.

Annual Report

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2025 and 2024, the estimated fair value of our available-for-sale debt securities included within cash and cash equivalents, funds receivable and customer accounts, short-term investments, and long-term investments was as follows:

	December 31, 2025[1]			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In millions)			
Funds receivable and customer accounts:				
U.S. government and agency securities	$ 3,529	$ 1	$ —	$ 3,530
Foreign government and agency securities	81	—	—	81
Corporate debt securities	2,438	4	(1)	2,441
Mortgage-backed and asset-backed securities	3,825	7	(1)	3,831
Municipal securities	98	—	—	98
Commercial paper	4,229	1	—	4,230
Short-term investments:				
U.S. government and agency securities	443	—	—	443
Foreign government and agency securities	60	—	—	60
Corporate debt securities	985	1	(2)	984
Mortgage-backed and asset-backed securities	448	—	—	448
Commercial paper	350	—	—	350
Long-term investments:				
U.S. government and agency securities	400	—	—	400
Foreign government and agency securities	50	—	—	50
Corporate debt securities	648	2	—	650
Mortgage-backed and asset-backed securities	1,320	2	(1)	1,321
Total available-for-sale debt securities[2]	$ 18,904	$ 18	$ (5)	$ 18,917

[1] "—" Denotes gross unrealized gain or unrealized loss of less than $1 million in a given position.

[2] Excludes foreign currency denominated available-for-sale debt securities accounted for under the fair value option. Refer to "Note 9—Fair Value Measurement of Assets and Liabilities."

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

	December 31, 2024[1]			
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In millions)			
Funds receivable and customer accounts:				
U.S. government and agency securities	$ 5,709	$ 4	$ (2)	$ 5,711
Foreign government and agency securities	77	—	—	77
Corporate debt securities	405	—	—	405
Mortgage-backed and asset-backed securities	4,039	13	(5)	4,047
Municipal securities	503	1	—	504
Commercial paper	3,391	1	—	3,392
Short-term investments:				
U.S. government and agency securities	188	—	(2)	186
Foreign government and agency securities	84	—	—	84
Corporate debt securities	1,751	—	(2)	1,749
Mortgage-backed and asset-backed securities	848	5	—	853
Commercial paper	1,281	1	—	1,282
Long-term investments:				
U.S. government and agency securities	235	—	—	235
Foreign government and agency securities	124	—	(1)	123
Corporate debt securities	1,601	3	(2)	1,602
Mortgage-backed and asset-backed securities	1,042	1	(1)	1,042
Total available-for-sale debt securities[2]	$ 21,278	$ 29	$ (15)	$ 21,292

[1] "—" Denotes gross unrealized gain or unrealized loss of less than $1 million in a given position.

[2] Excludes foreign currency denominated available-for-sale debt securities accounted for under the fair value option. Refer to "Note 9—Fair Value Measurement of Assets and Liabilities."

Gross amortized cost and estimated fair value balances exclude accrued interest receivable on available-for-sale debt securities, which totaled $101 million and $140 million at December 31, 2025 and 2024, respectively, and were included in other current assets on our consolidated balance sheets.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2025 and 2024, the gross unrealized losses and estimated fair value of our available-for-sale debt securities included within cash and cash equivalents, funds receivable and customer accounts, short-term investments, and long-term investments for which an allowance for credit losses was not deemed necessary in the current period, aggregated by the length of time those individual securities have been in a continuous loss position, was as follows:

	December 31, 2025[1]					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In millions)					
Funds receivable and customer accounts:						
U.S. government and agency securities	$ 1,261	$ —	$ 50	$ —	$ 1,311	$ —
Foreign government and agency securities	56	—	—	—	56	—
Corporate debt securities	309	(1)	—	—	309	(1)
Mortgage-backed and asset-backed securities	1,000	(1)	206	—	1,206	(1)
Commercial paper	1,375	—	—	—	1,375	—
Short-term investments:						
U.S. government and agency securities	443	—	—	—	443	—
Foreign government and agency securities	—	—	20	—	20	—
Corporate debt securities	94	(1)	109	(1)	203	(2)
Mortgage-backed and asset-backed securities	354	—	6	—	360	—
Commercial paper	200	—	—	—	200	—
Long-term investments:						
Foreign government and agency securities	25	—	—	—	25	—
Corporate debt securities	20	—	—	—	20	—
Mortgage-backed and asset-backed securities	368	(1)	35	—	403	(1)
Total available-for-sale debt securities	$ 5,505	$ (4)	$ 426	$ (1)	$ 5,931	$ (5)

[1] "—" Denotes gross unrealized loss or fair value of less than $1 million in a given position.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

	December 31, 2024[1]					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In millions)					
Funds receivable and customer accounts:						
U.S. government and agency securities	$ 1,314	$ (1)	$ 517	$ (1)	$ 1,831	$ (2)
Foreign government and agency securities	57	—	—	—	57	—
Corporate debt securities	105	—	50	—	155	—
Mortgage-backed and asset-backed securities	1,673	(5)	2	—	1,675	(5)
Municipal securities	29	—	36	—	65	—
Commercial paper	275	—	—	—	275	—
Short-term investments:						
U.S. government and agency securities	—	—	186	(2)	186	(2)
Corporate debt securities	618	(2)	90	—	708	(2)
Mortgage-backed and asset-backed securities	250	—	18	—	268	—
Commercial paper	218	—	—	—	218	—
Long-term investments:						
U.S. government and agency securities	50	—	—	—	50	—
Foreign government and agency securities	90	—	34	(1)	124	(1)
Corporate debt securities	347	(1)	9	(1)	356	(2)
Mortgage-backed and asset-backed securities	610	(1)	—	—	610	(1)
Total available-for-sale debt securities	$ 5,636	$ (10)	$ 942	$ (5)	$ 6,578	$ (15)

[1] "—" Denotes gross unrealized loss or fair value of less than $1 million in a given position.

Unrealized losses have not been recognized into income as we neither intend to sell, nor anticipate that it is more likely than not that we will be required to sell, the securities before recovery of their amortized cost basis. The decline in fair value was due primarily to changes in market interest rates rather than credit losses. We will continue to monitor the performance of the investment portfolio and assess whether impairment due to expected credit losses has occurred.

The table below presents cash inflows related to available-for-sale debt securities:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Proceeds from sales and maturities of available-for-sale debt securities	$ 27,173	$ 33,455	$ 30,320

During the year ended December 31, 2025, we incurred gross realized gains and losses which were de minimis. During the years ended December 31, 2024 and 2023, we incurred gross realized losses of $44 million and $26 million, respectively, and de minimis gross realized gains. Gross realized gains and losses were determined using the specific identification method.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Our available-for-sale debt securities included within cash and cash equivalents, funds receivable and customer accounts, short-term investments, and long-term investments classified by date of contractual maturity were as follows:

	December 31, 2025	
	Amortized Cost	Fair Value
	(In millions)	
One year or less	$ 9,885	$ 9,886
After one year through five years	3,783	3,791
After five years through ten years	1,954	1,952
After ten years	3,282	3,288
Total	$ 18,904	$ 18,917

Actual maturities may differ from contractual maturities as certain securities may be prepaid.

Strategic Investments

Our strategic investments include marketable equity securities, which are publicly traded, and non-marketable equity securities, which are primarily investments in privately held companies. Our marketable equity securities have readily determinable fair values and are recorded as long-term investments on our consolidated balance sheets at fair value with changes in fair value recorded in other income (expense), net on our consolidated statements of income (loss). Marketable equity securities totaled $180 million and $23 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, we held marketable equity securities with a fair value of $164 million with a time-based contractual sale restriction, which is set to expire in May 2026.

Our non-marketable equity securities are recorded in long-term investments on our consolidated balance sheets. The carrying value of our non-marketable equity securities totaled $1.7 billion and $1.5 billion as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, we had non-marketable equity securities of $215 million and $200 million, respectively, for which we have the ability to exercise significant influence, but not control, over the investee. We account for these equity securities using the equity method of accounting. The remaining non-marketable equity securities do not have a readily determinable fair value and we measure these equity investments at cost minus impairment, if any, and adjust for changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer. All gains and losses on these investments, realized and unrealized, and our share of earnings or losses from investments accounted for using the equity method are recognized in other income (expense), net on our consolidated statements of income (loss).

Measurement Alternative Adjustments

The adjustments to the carrying value of our non-marketable equity securities accounted for under the Measurement Alternative in the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,	
	2025	2024
	(In millions)	
Carrying amount, beginning of period	$ 1,336	$ 1,631
Adjustments related to non-marketable equity securities:		
Net additions (reductions)[1]	15	(2)
Gross unrealized gains	212	20
Gross unrealized losses and impairments	(54)	(313)
Carrying amount, end of period	$ 1,509	$ 1,336

[1] Net additions (reductions) include purchases, reductions due to sales of securities, and reclassifications when the Measurement Alternative is subsequently elected or no longer applies.

The following table summarizes the cumulative gross unrealized gains and cumulative gross unrealized losses and impairment related to non-marketable equity securities accounted for under the Measurement Alternative, held at December 31, 2025 and 2024, respectively:

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

	December 31, 2025	December 31, 2024
	(In millions)	
Cumulative gross unrealized gains	$ 872	$ 1,187
Cumulative gross unrealized losses and impairments	$ (353)	$ (562)

Unrealized gains (losses) on strategic investments, excluding those accounted for using the equity method

The following table summarizes the net unrealized gains (losses) on marketable and non-marketable equity securities, excluding those accounted for using the equity method, held at December 31, 2025 and 2024, respectively:

	Year Ended December 31,	
	2025	2024
	(In millions)	
Net unrealized gains (losses)	$ 168	$ (270)

Supplemental cash flow information related to investments

Non-cash investing transactions that are not reflected in the consolidated statement of cash flows for the year ended December 31, 2025, 2024, and 2023 include the purchase of investments of $189 million, $150 million and $22 million, respectively, that have not yet settled.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 9—Fair Value Measurement of Assets and Liabilities

Financial Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

The following tables summarize our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
		(In millions)	
Assets:			
Cash and cash equivalents[1]:			
Money market fund	$ 4	$ 4	$ —
Short-term investments[2],[5]:			
U.S. government and agency securities	443	—	443
Foreign government and agency securities	60	—	60
Corporate debt securities	984	—	984
Mortgage-backed and asset-backed securities	448	—	448
Commercial paper	350	—	350
Total short-term investments	2,285	—	2,285
Funds receivable and customer accounts[3]:			
U.S. government and agency securities	3,530	—	3,530
Foreign government and agency securities	371	—	371
Corporate debt securities	2,736	—	2,736
Mortgage-backed and asset-backed securities	3,831	—	3,831
Municipal securities	98	—	98
Commercial paper	4,265	—	4,265
Total funds receivable and customer accounts	14,831	—	14,831
Derivatives[4]	20	—	20
Long-term investments[2],[5]:			
U.S. government and agency securities	400	—	400
Foreign government and agency securities	50	—	50
Corporate debt securities	650	—	650
Mortgage-backed and asset-backed securities	1,321	—	1,321
Marketable equity securities	180	180	—
Total long-term investments	2,601	180	2,421
Total financial assets	$ 19,741	$ 184	$ 19,557
Liabilities:			
Derivatives[4]	$ 158	$ —	$ 158
Total financial liabilities	$ 158	$ —	$ 158

[1] Excludes cash and cash equivalents of $8.0 billion not measured and recorded at fair value.

[2] Excludes time deposits of $93 million not measured and recorded at fair value.

[3] Excludes cash, time deposits, and funds receivable of $23.4 billion underlying funds receivable and customer accounts not measured and recorded at fair value.

[4] Derivative assets and liabilities are included within "prepaid expenses and other current assets" and "other assets" and "accrued expenses and other current liabilities" and "other long-term liabilities," respectively, on our consolidated balance sheets.

[5] Excludes non-marketable equity securities of $1.7 billion measured using the Measurement Alternative or equity method accounting.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

December 31, 2024		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
	(In millions)		
Assets:			
Cash and cash equivalents[1]:			
Money market fund	$ 14	$ 14	$ —
Short-term investments[2]:			
U.S. government and agency securities	186	—	186
Foreign government and agency securities	84	—	84
Corporate debt securities	1,749	—	1,749
Mortgage-backed and asset-backed securities	853	—	853
Commercial paper	1,282	—	1,282
Total short-term investments	4,154	—	4,154
Funds receivable and customer accounts[3]:			
U.S. government and agency securities	5,711	—	5,711
Foreign government and agency securities	379	—	379
Corporate debt securities	667	—	667
Mortgage-backed and asset-backed securities	4,047	—	4,047
Municipal securities	504	—	504
Commercial paper	3,392	—	3,392
Total funds receivable and customer accounts	14,700	—	14,700
Derivatives[4]	243	—	243
Long-term investments[2], [5]:			
U.S. government and agency securities	235	—	235
Foreign government and agency securities	123	—	123
Corporate debt securities	1,602	—	1,602
Mortgage-backed and asset-backed securities	1,042	—	1,042
Marketable equity securities	23	23	—
Total long-term investments	3,025	23	3,002
Total financial assets	$ 22,136	$ 37	$ 22,099
Liabilities:			
Derivatives[4]	$ 37	$ —	$ 37
Total financial liabilities	$ 37	$ —	$ 37

[1] Excludes cash and cash equivalents of $6.6 billion not measured and recorded at fair value.

[2] Excludes restricted cash of $1 million and time deposits of $129 million not measured and recorded at fair value.

[3] Excludes cash, time deposits, and funds receivable of $23.0 billion underlying funds receivable and customer accounts not measured and recorded at fair value.

[4] Derivative assets and liabilities are included within "prepaid expenses and other current assets" and "other assets" and "accrued expenses and other current liabilities" and "other long-term liabilities," respectively, on our consolidated balance sheets.

[5] Excludes non-marketable equity securities of $1.5 billion measured using the Measurement Alternative or equity method accounting.

Our financial assets classified within Level 1 are valued using quoted prices for identical assets in active markets. All other financial assets and liabilities are valued using quoted prices for identical instruments in less active markets, readily available pricing sources for comparable instruments, or models using market observable inputs (Level 2).

A majority of our derivative instruments are valued using pricing models that take into account the contractual terms as well as multiple observable inputs where applicable, such as currency rates, interest rate yield curves, option volatility, and equity prices (Level 2).

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2025 and 2024, we did not have any assets or liabilities requiring measurement at fair value on a recurring basis with significant unobservable inputs that would require a high level of judgment to determine fair value (Level 3).

We elect to account for available-for-sale debt securities denominated in currencies other than the functional currency of our subsidiaries under the fair value option. Election of the fair value option allows us to recognize any gains and losses from fair value changes on such investments in other income (expense), net on the consolidated statements of income (loss) to significantly reduce the accounting asymmetry that would otherwise arise when recognizing the corresponding foreign exchange gains and losses relating to customer liabilities. The following table summarizes the estimated fair value and amortized cost of our available-for-sale debt securities under the fair value option as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In millions)			
Funds receivable and customer accounts	$ 621	$ 620	$ 566	$ 564

The following table summarizes the gains (losses) from fair value changes recognized in other income (expense), net related to the available-for-sale debt securities under the fair value option for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
	(In millions)	
Funds receivable and customer accounts	$ 86	$ (29)

Assets Measured and Recorded at Fair Value on a Non-Recurring Basis

The following tables summarize our assets held as of December 31, 2025 and 2024 for which a non-recurring fair value measurement was recorded during the years ended December 31, 2025 and 2024, respectively:

	December 31, 2025	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(In millions)		
Loans and interest receivable, held for sale	$ 1,223	$ 1,182	$ 41
Non-marketable equity securities measured using the Measurement Alternative[1]	690	679	11
Total	$ 1,913	$ 1,861	$ 52

[1] Excludes non-marketable equity securities of $819 million accounted for under the Measurement Alternative for which no observable price changes occurred during the year ended December 31, 2025.

	December 31, 2024	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(In millions)		
Loans and interest receivable, held for sale	$ 541	$ 541	$ —
Non-marketable equity securities measured using the Measurement Alternative[1]	476	131	345
Total	$ 1,017	$ 672	$ 345

[1] Excludes non-marketable equity securities of $860 million accounted for under the Measurement Alternative for which no observable price changes occurred during the year ended December 31, 2024.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

We measure loans and interest receivable, held for sale that are comparable to loans receivable sold to third-party investors using observable inputs, such as the most recent executed prices. These loans and interest receivable, held for sale are classified within Level 2 in the fair value hierarchy. Certain loans and interest receivable, held for sale are valued using significant unobservable inputs, such as adjustments to recently executed prices. These loans and interest receivable, held for sale are classified within Level 3 in the fair value hierarchy. Refer to "Note 11—Loans and Interest Receivable" for additional information on loans and interest receivable, held for sale.

We measure the non-marketable equity securities accounted for under the Measurement Alternative at cost minus impairment, if any, adjusted for observable price changes in orderly transactions for an identical or similar investment in the same issuer. Non-marketable equity securities that have been remeasured during the period based on observable price changes are classified within Level 2 in the fair value hierarchy because we estimate the fair value based on valuation methods which only include significant inputs that are observable, such as the observable transaction price at the transaction date. The fair value of non-marketable equity securities are classified within Level 3 when we estimate fair value using significant unobservable inputs such as when we remeasure due to impairment and use discount rates, forecasted cash flows, and market data of comparable companies, among others.

Financial Assets and Liabilities not Measured and Recorded at Fair Value

Our financial instruments, including cash and certain cash equivalents, restricted cash, time deposits, reverse repurchase agreements, certain loans and interest receivable, held for sale, loans and interest receivable, net, certain customer accounts, notes receivable, commercial paper, and long-term debt related to borrowings on our credit facilities are carried at amortized cost, which approximates their fair value. Our term debt (including current portion) had a carrying value of approximately $10.8 billion and fair value of approximately $10.3 billion as of December 31, 2025. Our term debt (including current portion) had a carrying value of approximately $10.5 billion and fair value of approximately $9.8 billion as of December 31, 2024. If these financial instruments were measured at fair value in the financial statements, cash and certain cash equivalents would be classified as Level 1; restricted cash, time deposits, reverse repurchase agreements, certain loans and interest receivable, held for sale, certain customer accounts, commercial paper, and term debt (including current portion) would be classified as Level 2; and the remaining financial instruments would be classified as Level 3 in the fair value hierarchy.

Note 10—Derivative Instruments

Summary of Derivative Instruments

Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign exchange rates. Our derivatives expose us to credit risk to the extent that our counterparties may be unable to meet the terms of the arrangement. We seek to mitigate such risk by limiting our counterparties to, and by spreading the risk across, major financial institutions and by entering into collateral security arrangements. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis. We do not use any derivative instruments for trading or speculative purposes.

Cash flow hedges

We have significant international revenues and expenses denominated in foreign currencies, which subjects us to foreign exchange risk. We have a foreign currency exposure management program in which we designate certain foreign exchange contracts, generally with maturities of 12 months or less, to reduce the volatility of cash flows primarily related to forecasted revenues and expenses denominated in certain foreign currencies. The objective of these foreign exchange contracts is to help mitigate the risk that the U.S. dollar-equivalent cash flows are adversely affected by changes in the applicable U.S. dollar/foreign currency exchange rate. These derivative instruments are designated as cash flow hedges and accordingly, the derivative's gain or loss is initially reported as a component of AOCI and subsequently reclassified into revenue or the applicable expense line item in the consolidated statements of income (loss) in the same period the forecasted transaction affects earnings. We evaluate the effectiveness of our foreign exchange contracts on a quarterly basis by comparing the critical terms of the derivative instruments with the critical terms of the forecasted cash flows of the hedged item; if the critical terms are the same, we conclude the hedge will be perfectly effective. We do not exclude any component of the changes in fair value of the derivative instruments from the assessment of hedge effectiveness. We report cash flows arising from derivative instruments consistent with the classification of cash flows from the underlying items that these derivatives are hedging. Accordingly, the cash flows associated with derivatives designated as cash flow hedges are classified in cash flows from operating activities on our consolidated statements of cash flows.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2025, we estimated that $111 million of net derivative losses related to our cash flow hedges included in AOCI are expected to be reclassified into earnings within the next 12 months. During the years ended December 31, 2025, 2024, and 2023, we did not discontinue any cash flow hedges because it was probable that the original forecasted transaction would not occur and as such, did not reclassify any gains or losses to earnings prior to the occurrence of the hedged transaction. If we elect to discontinue our cash flow hedges and it is probable that the original forecasted transaction will occur, we continue to report the derivative's gain or loss in AOCI until the forecasted transaction affects earnings, at which point we also reclassify it into earnings. Gains and losses on derivatives held after we discontinue our cash flow hedges and on derivative instruments that are not designated as cash flow hedges are recorded in the same financial statement line to which the derivative relates.

Net investment hedges

Prior to 2025, we used foreign exchange contracts to reduce the foreign exchange risk related to our investment in certain foreign subsidiaries. These derivatives were designated as net investment hedges and accordingly, the gains and losses on the portion of the derivatives included in the assessment of hedge effectiveness were recorded in AOCI as part of foreign currency translation. We excluded forward points from the assessment of hedge effectiveness and recognized them in other income (expense), net on a straight-line basis over the life of the hedge. The accumulated gains and losses associated with these instruments will remain in AOCI until the foreign subsidiaries are sold or substantially liquidated, at which point they will be reclassified into earnings. The cash flows associated with derivatives designated as a net investment hedge are classified in cash flows from investing activities on our consolidated statements of cash flows.

We have not reclassified any gains or losses related to net investment hedges from AOCI into earnings for any of the periods presented.

Foreign exchange contracts not designated as hedging instruments

We have a foreign currency exposure management program in which we use foreign exchange contracts to offset the foreign exchange risk of our assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. These contracts are not designated as hedging instruments and reduce, but do not entirely eliminate, the impact of foreign exchange rate movements on our assets and liabilities. The gains and losses due to remeasurement of certain foreign currency denominated monetary assets and liabilities are recorded in other income (expense), net, which are offset by the gains and losses on these foreign exchange contracts. The cash flows associated with our non-designated derivatives used to hedge foreign currency denominated monetary assets and liabilities are classified in cash flows from operating activities on our consolidated statements of cash flows.

Fair Value of Derivative Contracts

The fair value of our outstanding derivative instruments as of December 31, 2025 and 2024 was as follows:

	Balance Sheet Location	As of December 31,	
		2025	2024
Derivative Assets:		(In millions)	
Foreign exchange contracts designated as hedging instruments	Other current assets	$ 7	$ 157
Foreign exchange contracts not designated as hedging instruments	Other current assets	13	86
Total derivative assets		$ 20	$ 243
Derivative Liabilities:			
Foreign exchange contracts designated as hedging instruments	Other current liabilities	$ 118	$ 10
Foreign exchange contracts not designated as hedging instruments	Other current liabilities	40	27
Total derivative liabilities		$ 158	$ 37

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Effect of Derivative Contracts on Consolidated Financial Statements

The following table provides the location in the consolidated statements of income (loss) and amount of recognized gains or losses related to our derivative instruments:

	Year Ended December 31,				
	2025				
	(In millions)				
	Net revenues	Customer support and operations	Technology and development	General and administrative	Other income (expense), net
Total amounts presented in the consolidated statements of income (loss) in which the effects of cash flow hedges and net investment hedges are recorded	$ 33,172	$ 1,704	$ 3,103	$ 1,979	$ 227
Gains (losses) on derivatives in cash flow hedging relationship:					
Amount of net gains (losses) on foreign exchange contracts reclassified from AOCI	(166)	(2)	(3)	(1)	—
Gains (losses) on derivatives not designated as hedging instruments:					
Amount of net gains (losses) on foreign exchange contracts	—	—	—	—	(216)
Total gains (losses)	$ (166)	$ (2)	$ (3)	$ (1)	$ (216)

	Year Ended December 31,			
	2024		2023	
	(In millions)			
	Net revenues	Other income (expense), net	Net revenues	Other income (expense), net
Total amounts presented in the consolidated statements of income (loss) in which the effects of cash flow hedges and net investment hedges are recorded	$ 31,797	$ 4	$ 29,771	$ 383
Gains (losses) on derivatives in cash flow hedging relationship:				
Amount of net gains (losses) on foreign exchange contracts reclassified from AOCI	48	—	111	—
Gains (losses) on derivatives in net investment hedging relationship:				
Amount of net gains (losses) on foreign exchange contracts excluded from the assessment of effectiveness	—	67	—	100
Gains (losses) on derivatives not designated as hedging instruments:				
Amount of net gains (losses) on foreign exchange contracts	—	111	—	(263)
Amount of gains (losses) on equity derivative contracts [1]	—	—	—	44
Total net gains (losses)	$ 48	$ 178	$ 111	$ (119)

[1] During the year ended December 31, 2023, equity derivative contracts were entered into and matured in association with the sale of marketable equity securities related to strategic investments. The cash flows associated with the equity derivative contracts were classified in cash flows from investing activities on our consolidated statements of cash flows.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following table provides the amount of pre-tax unrealized gains or losses included in the assessment of hedge effectiveness related to our derivative instruments designated as hedging instruments that are recognized in other comprehensive income (loss):

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Unrealized net gains (losses) on foreign exchange contracts designated as cash flow hedges	$ (429)	$ 251	$ (56)
Unrealized net gains (losses) on foreign exchange contracts designated as net investment hedges	—	122	192
Total unrealized net gains (losses) recognized from derivative contracts designated as hedging instruments in the consolidated statements of comprehensive income (loss)	$ (429)	$ 373	$ 136

Notional Amounts of Derivative Contracts

Derivative transactions are measured in terms of the notional amount; however, this amount is not recorded on the balance sheet and is not, when viewed in isolation, a meaningful measure of the risk profile of the derivative instruments. The notional amount is generally not exchanged, but is used only as the underlying basis on which the value of foreign currency exchange payments under these contracts is determined. The following table provides the notional amounts of our outstanding derivative instruments:

	Year Ended December 31,	
	2025	**2024**
	(In millions)	
Foreign exchange contracts designated as hedging instruments	$ 5,878	$ 3,942
Foreign exchange contracts not designated as hedging instruments	11,932	13,317
Total	$ 17,810	$ 17,259

Master Netting Agreements—Rights of Set-Off

Under master netting agreements with certain counterparties to our derivative contracts, repurchase agreements, and reverse repurchase agreements, subject to applicable requirements, we are allowed to net settle transactions of the same type with a single net amount payable by one party to the other. PayPal has not elected to offset for balance sheet presentation and we present the derivative assets, derivative liabilities, repurchase agreements and reverse repurchase agreements on a gross basis on our consolidated balance sheets.

We have entered into collateral security arrangements with certain counterparties that provide for collateral to be received or posted when the net fair value of certain financial instruments fluctuates from contractually established thresholds. Receivables related to cash collateral posted and payables related to cash collateral received are recognized in other current assets and other current liabilities, respectively, on our consolidated balance sheets.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following tables present the derivative assets, derivative liabilities, and reverse repurchase agreements not offset on the consolidated balance sheets but available for offset in the event of default. The tables also present the cash and non-cash collateral received or pledged relating to these positions. The amount of collateral presented is limited to the amount presented on our consolidated balance sheets; therefore, instances of over-collateralization are excluded from the table below.

	Amounts Presented on the Consolidated Balance Sheet	Amounts Not Offset on the Consolidated Balance Sheets		Net Amounts
		Financial Instruments[1]	Collateral Received[2]	
		(In millions)		
As of December 31, 2025				
Derivative assets[3]	$ 20	$ 13	$ 2	$ 5
Reverse repurchase agreements[4]	—	—	—	—
Total assets	$ 20	$ 13	$ 2	$ 5
As of December 31, 2024				
Derivative assets[3]	$ 243	$ 23	$ 169	$ 51
Reverse repurchase agreements[4]	87	—	87	—
Total assets	$ 330	$ 23	$ 256	$ 51

	Amounts Presented on the Consolidated Balance Sheet	Amounts Not Offset on the Consolidated Balance Sheets		Net Amounts
		Financial Instruments[1]	Collateral Pledged[2]	
		(In millions)		
As of December 31, 2025				
Derivative liabilities[3]	$ 158	$ 13	$ 122	$ 23
As of December 31, 2024				
Derivative liabilities[3]	$ 37	$ 23	$ 7	$ 7

[1] For derivative positions, this includes any derivative fair value that could be offset in the event of counterparty default. For reverse repurchase positions this includes any receivable that could be offset in the event of counterparty default.

[2] Includes cash and the fair value of securities exchanged with the counterparty. For reverse repurchase agreements, these securities are not included in the consolidated balance sheet unless the counterparty defaults.

[3] We received cash collateral from derivative counterparties totaling $2 million and $162 million as of December 31, 2025 and 2024, respectively, and securities from derivative counterparties with a fair value of $90 million and $30 million as of December 31, 2025 and 2024, respectively. We posted $156 million and $7 million of cash collateral as of December 31, 2025 and 2024, respectively, and securities to derivative counterparties with a fair value of $91 million and nil as of December 31, 2025 and 2024, respectively.

[4] PayPal is permitted by contract to sell or repledge collateral relating to its reverse repurchase agreements. The fair value of this collateral was nil and $96 million as of December 31, 2025 and 2024, respectively. As of both December 31, 2025 and 2024, we have not sold or repledged collateral relating to reverse repurchase agreements.

Note 11—Loans and Interest Receivable

Loans and Interest Receivable, Held for Sale

As of December 31, 2025 and 2024, loans and interest receivable, held for sale was $1.7 billion and $541 million, respectively, and included both loans reclassified to held for sale and loans originated as held for sale. During the years ended December 31, 2025 and 2024, we reclassified $574 million and nil, respectively, of loans and interest receivable, net to loans and interest receivable, held for sale. During the year ended December 31, 2025, we derecognized loans with an unpaid balance of $26.9 billion and had net proceeds of $26.7 billion from loans and interest receivable sold. During the year ended December 31, 2024, we derecognized loans with an unpaid balance of $20.9 billion and had net proceeds of $20.8 billion from loans and interest receivable sold.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Loans and Interest Receivable, Net

Consumer Receivables

We offer revolving and installment credit products as a funding option for consumers in certain checkout transactions on our payments platform. Our revolving credit product consists of PayPal Credit in the U.K., which is made available to consumers as a funding source in their PayPal wallet once they are approved for credit. Additionally, we offer installment credit products at the time of checkout in various markets, including the U.S., several markets across Europe, Australia, and Japan. We offer non interest-bearing installment credit products in these markets as well as interest-bearing installment credit products in the U.S. and Germany, among other markets. We purchase receivables related to interest-bearing installment loans extended to U.S. consumers by an independent chartered financial institution ("partner institution") and are responsible for the servicing functions related to that portfolio. During the years ended December 31, 2025 and 2024, we purchased approximately $1.3 billion and $690 million in consumer receivables, respectively. As of December 31, 2025 and 2024, the outstanding balance of consumer receivables, which consisted of revolving and installment loans and interest receivable, was $5.5 billion and $5.4 billion, respectively, net of the participation interest sold to the partner institution of $33 million and $23 million, respectively.

Consumer Receivables Delinquency and Allowance

We closely monitor the credit quality of our revolving and installment loans to evaluate and manage our related exposure to credit risk. Credit risk management begins with initial underwriting and continues through the full repayment of a loan. To assess a consumer who requests a loan, we use, among other indicators, internally developed risk models using detailed information from external sources, such as credit bureaus where available, and internal data, including the consumer's prior repayment history with our credit products where available. We use delinquency status and trends to assist in making (or, for interest-bearing installment loans in the U.S., to assist the partner institution in making) new and ongoing credit decisions, to adjust our models, to plan our collection practices and strategies, and in determining our allowance for consumer loans and interest receivable.

The following tables present the delinquency status and gross charge-offs of revolving and installment loans and interest receivable by year of origination, as applicable. The amounts are based on the number of days past the billing date for revolving loans or contractual repayment date for installment loans. The "current" category represents balances that are within 29 days of the billing date or contractual repayment date, as applicable.

	Revolving Loans Amortized Cost Basis	Installment Loans Amortized Cost Basis					Total	Percent
		2025	2024	2023	2022	2021		
December 31, 2025 (In millions, except percentages)								
Consumer loans and interest receivable:								
Current	$ 2,767	$ 2,043	$ 360	$ 114	$ —	$ —	$ 5,284	96.4%
30—59 Days	29	34	5	2	—	—	70	1.3%
60—89 Days	19	22	4	2	—	—	47	0.9%
90—179 Days	39	31	6	2	—	—	78	1.4%
Total	$ 2,854	$ 2,130	$ 375	$ 120	$ —	$ —	$ 5,479	100%
Gross charge-offs for the year ended December 31, 2025	$ 136	$ 36	$ 107	$ 20	$ 1	$ —	$ 300	

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

	Revolving Loans Amortized Cost Basis	December 31, 2024 (In millions, except percentages)						
		Installment Loans Amortized Cost Basis					Total	Percent
		2024	2023	2022	2021	2020		
Consumer loans and interest receivable:								
Current	$ 2,404	$ 2,427	$ 353	$ 43	$ —	$ —	$ 5,227	96.6%
30—59 Days	25	28	4	—	—	—	57	1.1%
60—89 Days	16	19	4	1	—	—	40	0.7%
90—179 Days	38	40	9	2	—	—	89	1.6%
Total	$ 2,483	$ 2,514	$ 370	$ 46	$ —	$ —	$ 5,413	100%
Gross charge-offs for the year ended December 31, 2024	$ 138	$ 39	$ 133	$ 14	$ —	$ —	$ 324	

The following table summarizes the activity in the allowance for consumer loans and interest receivable for the years ended December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024		
	Consumer Loans Receivable	Interest Receivable	Total Allowance[1]	Consumer Loans Receivable	Interest Receivable	Total Allowance
	(In millions)					
Beginning balance	$ 341	$ 7	$ 348	$ 357	$ 23	$ 380
Changes in allowance due to reclassification of loans and interest receivable to or from held for sale	(23)	—	(23)	—	—	—
Provisions	255	13	268	249	7	256
Charge-offs	(283)	(17)	(300)	(301)	(23)	(324)
Recoveries	62	—	62	48	—	48
Other[2]	14	—	14	(12)	—	(12)
Ending balance	$ 366	$ 3	$ 369	$ 341	$ 7	$ 348

[1] Beginning balances, provisions and charge-offs include amounts related to loans and interest receivable prior to their reclassification to loan and interest receivable, held for sale during the period.
[2] Includes amounts related to foreign currency remeasurement.

The allowance for credit losses at December 31, 2025 for our consumer receivable portfolio was $369 million, an increase from $348 million at December 31, 2024. The increase in allowance for credit losses was related to the growth of revolving loans in the U.K. and interest-bearing installment loans in the U.S. partially offset by the release of reserves as a result of the reclassification of certain non interest-bearing installment loans in the U.S. to held for sale.

Merchant receivables

We offer access to merchant finance products for certain small and medium-sized businesses through our PPWC and PPBL products, which we collectively refer to as our merchant finance offerings. We purchase receivables related to credit extended to U.S. merchants by a partner institution and are responsible for the servicing functions related to that portfolio. During the years ended December 31, 2025 and 2024, we purchased approximately $2.2 billion and $1.8 billion in merchant receivables, respectively. As of December 31, 2025 and 2024, the total outstanding balance in our pool of merchant loans, advances, and fees receivable was $1.8 billion and $1.5 billion, respectively, net of the participation interest sold to the partner institution of $65 million and $53 million, respectively.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Through our PPWC product, merchants can borrow a certain percentage of their annual payment volume processed by PayPal and are charged a fixed fee for the loan or advance based on the overall credit assessment of the merchant. Loans and advances are repaid through a fixed percentage of the merchant's future payment volume that PayPal processes. Through our PPBL product, we provide merchants access to short-term business financing for a fixed fee based on an evaluation of the applying business as well as the business owner. PPBL repayments are collected through periodic payments until the balance has been satisfied.

The fee is fixed at the time the loan or advance is extended and is recognized as deferred revenue in accrued expenses and other current liabilities on our consolidated balance sheets. The fixed fee is amortized into revenues from other value added services based on the amount repaid over the repayment period. We estimate the repayment period for PPWC based on the merchant's payment processing history with PayPal. For PPWC, there is a general requirement that at least 10% of the original amount of the loan or advance plus the fixed fee must be repaid every 90 days. We calculate the repayment rate of the merchant's future payment volume so that repayment of the loan or advance and fixed fee is expected to generally occur within 9 to 12 months from the date of the loan or advance. On a monthly basis, we recalculate the repayment period based on the repayment activity on the receivable. As such, actual repayment periods are dependent on actual merchant payment processing volumes. For PPBL, we receive fixed periodic payments over the contractual term of the loan, which generally ranges from 3 to 12 months.

Merchant Receivables Delinquency and Allowance

We actively monitor receivables with repayment periods greater than the original expected or contractual repayment period, as well as the credit quality of our merchant loans and advances that we extend or purchase, so that we can evaluate, quantify, and manage our credit risk exposure. To assess a merchant seeking a loan or advance, we use, among other indicators, risk models developed internally which utilize information obtained from multiple internal and external data sources to predict the likelihood of timely and satisfactory repayment by the merchant of the loan or advance amount and the related fee. Primary drivers of the models include the merchant's annual payment volume, payment processing history with PayPal, prior repayment history with PayPal's credit products where available, information sourced from consumer and business credit bureau reports, and other information obtained during the application process. We use delinquency status and trends to assist in making (or, in the U.S., to assist the partner institution in making) ongoing credit decisions, to adjust our internal models, to plan our collection strategies, and in determining our allowance for these loans, advances, and fees receivable.

The following tables present the delinquency status and gross charge-offs of merchant loans, advances, and fees receivable by year of origination. The amounts are based on the number of days past the expected or contractual repayment date for amounts outstanding. The "current" category represents balances that are within 29 days of the expected repayment date or contractual repayment date, as applicable.

	December 31, 2025 (In millions, except percentages)							
	2025	2024	2023	2022	2021	Prior	Total	Percent
Merchant loans, advances, and fees receivable:								
Current	$ 1,558	$ 53	$ 5	$ 3	$ —	$ 2	$ 1,621	89.8%
30—59 Days	63	17	1	1	—	—	82	4.5%
60—89 Days	27	10	1	1	—	—	39	2.2%
90—179 Days	34	18	2	1	—	—	55	3.0%
180+ Days	2	5	2	—	—	—	9	0.5%
Total	$ 1,684	$ 103	$ 11	$ 6	$ —	$ 2	$ 1,806	100%
Gross charge-offs for the year ended December 31, 2025	$ 25	$ 87	$ 19	$ 4	$ —	$ 2	$ 137	

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

	2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Total**	**Percent**
	December 31, 2024 (In millions, except percentages)							
Merchant loans, advances, and fees receivable:								
Current	$ 1,274	$ 28	$ 13	$ 1	$ 8	$ 4	$ 1,328	90.4%
30—59 Days	55	10	3	—	—	1	69	4.7%
60—89 Days	23	6	2	—	—	—	31	2.1%
90—179 Days	21	11	4	—	—	—	36	2.4%
180+ Days	1	4	1	—	—	—	6	0.4%
Total	$ 1,374	$ 59	$ 23	$ 1	$ 8	$ 5	$ 1,470	100%
Gross charge-offs for the year ended December 31, 2024	$ 10	$ 96	$ 42	$ —	$ 8	$ —	$ 156	

The following table summarizes the activity in the allowance for merchant loans, advances, and fees receivable, for the years ended December 31, 2025 and 2024:

	December 31, 2025			**December 31, 2024**		
	Merchant Loans and Advances	**Fees Receivable**	**Total Allowance**	**Merchant Loans and Advances**	**Fees Receivable**	**Total Allowance**
	(In millions)					
Beginning balance	$ 107	$ 6	$ 113	$ 148	$ 12	$ 160
Provisions	151	18	169	79	2	81
Charge-offs	(127)	(10)	(137)	(148)	(8)	(156)
Recoveries	21	—	21	28	—	28
Other[1]	4	—	4	—	—	—
Ending balance	$ 156	$ 14	$ 170	$ 107	$ 6	$ 113

[1] Includes amounts related to foreign currency remeasurement.

The allowance for credit losses at December 31, 2025 for our merchant receivable portfolio was $170 million, an increase from $113 million at December 31, 2024. The increase in allowance for credit losses was related to the growth of the merchant receivables portfolio as well as a decline in credit quality of merchant loans outstanding primarily from modifications in acceptable risk parameters in 2024, which included broadened eligibility.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 12—Debt

Notes

In March 2025, we issued fixed and floating rate notes with varying maturity dates for an aggregate principal amount of $1.5 billion, consisting of $450 million aggregate principal amount of floating rate notes due 2028 (the "2028 Floating Rate Notes"), $450 million aggregate principal amount of 4.450% notes due 2028 (the "2028 Notes") and $600 million aggregate principal amount of 5.100% notes due 2035 (the "2035 Notes"). Interest on the 2028 Floating Rate Notes is payable on March 6, June 6, September 6 and December 6 of each year, beginning on June 6, 2025. The 2028 Floating Rate Notes bear interest at a floating rate equal to the compounded secured overnight financing rate, reset quarterly, plus 0.670% per annum. Interest on the 2028 Notes is payable on March 6 and September 6 of each year, beginning on September 6, 2025. Interest on the 2035 Notes is payable on April 1 and October 1 of each year, beginning on October 1, 2025.

In May 2024, we issued fixed rate notes with varying maturity dates for an aggregate principal amount of $1.3 billion. Interest on these notes is payable on June 1 and December 1 of each year, beginning on December 1, 2024.

In June 2023, we issued fixed rate notes with varying maturity dates for an aggregate principal amount of ¥90 billion (approximately $575 million as of December 31, 2025). Interest on these notes is payable on June 9 and December 9 of each year, beginning on December 9, 2023.

In May 2022, we issued fixed rate notes with varying maturity dates for an aggregate principal amount of $3.0 billion. Interest on these notes is payable on June 1 and December 1 of each year, beginning on December 1, 2022.

In May 2020, we issued fixed rate notes with varying maturity dates for an aggregate principal amount of $4.0 billion. Interest on these notes is payable on June 1 and December 1 of each year, beginning on December 1, 2020.

In September 2019, we issued fixed rate notes with varying maturity dates for an aggregate principal amount of $5.0 billion. Interest on these notes is payable on April 1 and October 1.

The notes issued from the March 2025, May 2024, June 2023, May 2022, May 2020, and September 2019 debt issuances are senior unsecured obligations and are collectively referred to as the "Notes." Interest on the Notes is payable in arrears. Except for the June 2023 debt issuance and 2028 Floating Rate Notes, we may redeem the Notes in whole at any time or in part from time to time, prior to maturity, at their redemption prices. Upon the occurrence of both a change of control of the Company and a downgrade of the Notes below an investment grade rating, we will be required to offer to repurchase each series of Notes at a price equal to 101% of the then outstanding principal amounts, plus accrued and unpaid interest. The Notes are subject to covenants, including limitations on our ability to create liens on our assets, enter into sale and leaseback transactions, and merge or consolidate with another entity, in each case subject to certain exceptions, limitations, and qualifications. Proceeds from the issuance of these Notes may be used for general corporate purposes, which may include funding the repayment or redemption of outstanding debt, share repurchases, ongoing operations, capital expenditures, and possible acquisitions of businesses, assets, or strategic investments.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2025 and 2024, we had an outstanding aggregate principal amount of $10.9 billion and $10.6 billion related to the Notes. The following table summarizes the Notes outstanding:

	Maturities	Effective Interest Rate	As of December 31,	
			2025	2024
			(in millions)	
September 2019 debt issuance:				
Fixed-rate 2.650% notes	10/1/2026	2.78%	$ 1,250	$ 1,250
Fixed-rate 2.850% notes	10/1/2029	2.96%	1,500	1,500
May 2020 debt issuance:				
Fixed-rate 1.650% notes	6/1/2025	1.78%	—	1,000
Fixed-rate 2.300% notes	6/1/2030	2.39%	1,000	1,000
Fixed-rate 3.250% notes	6/1/2050	3.33%	1,000	1,000
May 2022 debt issuance:				
Fixed-rate 3.900% notes	6/1/2027	4.06%	500	500
Fixed-rate 4.400% notes	6/1/2032	4.53%	1,000	1,000
Fixed-rate 5.050% notes	6/1/2052	5.14%	1,000	1,000
Fixed-rate 5.250% notes	6/1/2062	5.34%	500	500
June 2023 debt issuance[1]:				
¥30 billion fixed-rate 0.813% notes	6/9/2025	0.89%	—	191
¥23 billion fixed-rate 0.972% notes	6/9/2026	1.06%	147	147
¥37 billion fixed-rate 1.240% notes	6/9/2028	1.31%	237	236
May 2024 debt issuance:				
Fixed-rate 5.150% notes	6/1/2034	5.35%	850	850
Fixed-rate 5.500% notes	6/1/2054	5.66%	400	400
March 2025 debt issuance:				
Floating-rate notes	3/6/2028	5.06%	450	—
Fixed-rate 4.450% notes	3/6/2028	4.66%	450	—
Fixed-rate 5.100% notes	4/1/2035	5.20%	600	—
Total term debt			$ 10,884	$ 10,574
Unamortized premium (discount) and issuance costs, net			(76)	(78)
Less: current portion of term debt[2]			(1,396)	(1,191)
Total carrying amount of term debt			$ 9,412	$ 9,305

[1] Principal amounts represent the U.S. dollar equivalent as of December 31, 2025 and 2024, respectively.

[2] The current portion of term debt is included within "accrued expenses and other current liabilities" on our consolidated balance sheets.

The effective interest rates for the Notes include interest on the Notes, amortization of debt issuance costs, and amortization of the debt discount. The interest expense recorded for the Notes, including amortization of the debt discount and debt issuance costs was $421 million, $366 million, and $334 million for the years ended December 31, 2025, 2024, and 2023, respectively.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Credit Facilities

Revolving Credit Facility

In June 2023, we entered into a credit agreement (the "Credit Agreement") that provides for an unsecured $5.0 billion, five-year revolving credit facility. The Credit Agreement includes a $150 million letter of credit sub-facility and a $600 million swingline sub-facility, with available borrowings under the revolving credit facility reduced by the amount of any letters of credit and swingline borrowings outstanding from time to time. Loans borrowed under the Credit Agreement are available in U.S. dollar, Euro, British pound, and Australian dollar, and in each case subject to the sub-limits and other limitations provided in the Credit Agreement. We may also, subject to the agreement of the applicable lenders and satisfaction of specified conditions, increase the commitments under the revolving credit facility by up to $2.0 billion. Subject to specific conditions, we may designate one or more of our subsidiaries as additional borrowers under the Credit Agreement, provided that PayPal Holdings, Inc. guarantees the portion of borrowings made available and other obligations of any such subsidiaries under the Credit Agreement. As of December 31, 2025, certain subsidiaries were designated as additional borrowers. Funds borrowed under the Credit Agreement may be used for working capital, capital expenditures, acquisitions, and other purposes not in contravention of the Credit Agreement.

We are obligated to pay interest on loans under the Credit Agreement and other customary fees for a credit facility of this size and type, including an upfront fee and an unused commitment fee based on our debt rating. Loans under the Credit Agreement will bear interest at either (i) the applicable term benchmark rate plus a margin (based on the Company's public debt ratings) ranging from 0.750% to 1.250%, (ii) the applicable Risk-Free Rate (Sterling Overnight Index Average for loans denominated in pounds sterling and Euro Short-Term Rate for loans denominated in euros) plus a margin (based on the Company's public debt ratings) ranging from 0.750% to 1.250%, (iii) the applicable overnight rate plus a margin (based on the Company's public debt ratings) ranging from 0.750% to 1.250%, or (iv) a formula based on the prime rate, the federal funds effective rate or the adjusted term Secured Overnight Financing Rate plus a margin (based on the Company's public debt ratings) ranging from zero to 0.250%. Subject to certain conditions stated in the Credit Agreement, the Company and any subsidiaries designated as additional borrowers may borrow, prepay and reborrow amounts under the revolving credit facility at any time during the term of the Credit Agreement. The Credit Agreement will terminate and all amounts owing thereunder will be due and payable on June 7, 2028, unless (a) the commitments are terminated earlier, either at the request of the Company or, if an event of default occurs, by the lenders (or automatically in the case of certain bankruptcy-related events), or (b) the maturity date is extended upon the request of the Company, subject to the agreement of the lenders. The Credit Agreement contains customary representations, warranties, affirmative and negative covenants, including a financial covenant, events of default, and indemnification provisions in favor of the lenders. The negative covenants include restrictions regarding the incurrence of liens and the incurrence of subsidiary indebtedness, in each case subject to certain exceptions. The financial covenant requires the Company to meet a quarterly financial test with respect to a maximum consolidated leverage ratio.

As of December 31, 2025 and 2024, no borrowings or letters of credit were outstanding under the Credit Agreement. Accordingly, at December 31, 2025, $5.0 billion of borrowing capacity was available for the purposes permitted by the Credit Agreement, subject to customary conditions to borrowing.

Paidy Credit Agreement

In February 2022, we entered into a credit agreement (the "Paidy Credit Agreement") with Paidy as co-borrower, which provided for an unsecured revolving credit facility of ¥60.0 billion, which was modified in September 2022, to increase the borrowing capacity by ¥30.0 billion for a total borrowing capacity of ¥90.0 billion (approximately $575 million as of December 31, 2025). Borrowings under the Paidy Credit Agreement are for use by Paidy for working capital, capital expenditures, and other permitted purposes. Loans under the Paidy Credit Agreement bear interest at the Tokyo Interbank Offered Rate plus a margin (based on our public debt rating) ranging from 0.40% to 0.60%. The Paidy Credit Agreement will terminate and all amounts owed thereunder will be due and payable in February 2027, unless the commitments are terminated earlier. The Paidy Credit Agreement contains customary representations, warranties, affirmative and negative covenants, including a financial covenant, events of default, and indemnification provisions in favor of the lenders. The negative covenants include restrictions regarding the incurrence of liens and subsidiary indebtedness, in each case subject to certain exceptions. The financial covenant requires us to meet a quarterly financial test with respect to a maximum consolidated leverage ratio.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2025 and 2024, ¥90.0 billion (approximately $575 million) and ¥90.0 billion (approximately $574 million) was drawn down under the Paidy Credit Agreement, respectively, which was recorded in long-term debt on our consolidated balance sheets. At December 31, 2025, no borrowing capacity was available for the purposes permitted by the Paidy Credit Agreement. During the years ended December 31, 2025, 2024, and 2023, the total interest expense and fees we recorded related to the Paidy Credit Agreement were de minimis.

Other Available Facilities

We also maintain uncommitted credit facilities in various regions throughout the world, which had a borrowing capacity of approximately $80 million in the aggregate, as of December 31, 2025 and 2024. This available credit includes facilities where we can withdraw and utilize the funds at our discretion for general corporate purposes. Interest rate terms for these facilities vary by region and reflect prevailing market rates for companies with strong credit ratings. As of December 31, 2025, substantially all of the borrowing capacity under these credit facilities was available, subject to customary conditions to borrowing.

Commercial Paper

In November 2025, we established a commercial paper program that allows us to issue up to $5.0 billion of unsecured commercial paper notes ("Commercial Paper Notes") through private placement using third-party broker-dealers (the "Commercial Paper Program"). Borrowings under the Commercial Paper Program are supported by the Credit Agreement. The Company intends to maintain availability under the Credit Agreement in an amount at least equal to the aggregate outstanding borrowings under the Commercial Paper Program. Net proceeds from the issuance of the Commercial Paper Notes may be used for general corporate purposes. The maturities of the Commercial Paper Notes may vary but may not exceed 397 days from the date of issuance. There were $200 million outstanding in Commercial Paper Notes as of December 31, 2025, which was recorded in accrued expenses and other current liabilities on our consolidated balance sheet.

Future Principal Payments

As of December 31, 2025, the future principal payments associated with our long-term debt were as follows (in millions):

2026	$ 1,397
2027	1,075
2028	1,137
2029	1,500
2030	1,000
Thereafter	5,350
Total	$ 11,459

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 13—Commitments and Contingencies

Litigation and Regulatory Matters

Overview

We are involved in legal and regulatory proceedings on an ongoing basis. Certain of these proceedings are in early stages and may seek an indeterminate amount of damages or penalties or may require us to change or adopt certain business practices. If we believe that a loss arising from such matters is probable and can be reasonably estimated, we accrue the estimated liability in our financial statements at that time. If only a range of estimated losses can be determined, we accrue an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we accrue the low end of the range. For those proceedings in which an unfavorable outcome is reasonably possible but not probable, (i) we have disclosed an estimate of the reasonably possible loss or range of losses or (ii) we have concluded that our estimate of the reasonably possible loss or range of losses arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) is not material. If we cannot estimate the probable or reasonably possible loss or range of losses arising from a legal proceeding, we have disclosed that fact. In assessing the materiality of a legal proceeding, we evaluate, among other factors, the amount of monetary damages claimed, as well as the potential impact of non-monetary remedies sought by plaintiffs (e.g., injunctive relief) that may require us to change our business practices in a manner that could have a material adverse impact on our business. With respect to the matters disclosed in this Note 13, we are unable to estimate the possible loss or range of losses that could potentially result from the application of such non-monetary remedies.

Amounts accrued for legal and regulatory proceedings for which we believe a loss is probable and reasonably estimable were not material as of December 31, 2025. Except as otherwise noted for the proceedings described in this Note 13, we have concluded, based on currently available information, that reasonably possible losses arising directly from the proceedings (i.e., monetary damages or amounts paid in judgment or settlement) in excess of our recorded accruals are also not material. Determining legal reserves or possible losses from such matters involves judgment and may not reflect the full range of uncertainties and unpredictable outcomes. We may be exposed to losses in excess of the amount recorded, and such amounts could be material. If any of our estimates and assumptions change or prove to have been incorrect, it could have a material adverse effect on our business, financial position, results of operations, or cash flows.

Regulatory Proceedings

In February 2022, we received a Civil Investigative Demand ("CID") from the Federal Trade Commission ("FTC") related to PayPal's practices relating to commercial customers that submit charges on behalf of other merchants or sellers, and related activities. In August 2025, we received an additional CID investigating whether deceptive schemes and other unlawful activities by merchants using PayPal's platform were facilitated or furthered by the Company's onboarding, due diligence, and other practices. The CIDs request the production of documents and answers to written questions, as well as other information. We are cooperating with the FTC in connection with these CIDs.

In January 2023, we received notice of an administrative proceeding and a related request for information from the German Federal Cartel Office ("FCO") related to terms in PayPal (Europe) S.à.r.l. et Cie, S.C.A.'s contractual terms with merchants in Germany prohibiting surcharging and requiring parity presentation of PayPal relative to other payment methods. We are cooperating with the FCO in connection with this proceeding.

We have received CIDs from the Consumer Financial Protection Bureau ("CFPB") related to investigation and error-resolution obligations under Regulation E, the presentment of transactions to linked bank accounts, and related matters. The CIDs request the production of documents and answers to written questions. We are cooperating with the CFPB in connection with these CIDs.

In August 2024, we received a CID from the CFPB related to PayPal Credit. The CID also relates to backup payment options in a digital wallet to pay for goods or services. The CID requests the production of documents and answers to written questions. We are cooperating with the CFPB in connection with this CID.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Legal Proceedings

On October 4, 2022, a putative securities class action captioned *Defined Benefit Plan of the Mid-Jersey Trucking Industry and Teamsters Local 701 Pension and Annuity Fund v. PayPal Holdings, Inc., et al.*, Case No. 22-cv-5864, was filed in the U.S. District Court for the District of New Jersey. On January 11, 2023, the Court appointed Caisse de dépôt et placement du Québec as lead plaintiff and renamed the action *In re PayPal Holdings, Inc. Securities Litigation* ("PPH Securities Action"). On March 13, 2023, the lead plaintiff filed an amended and consolidated complaint. The PPH Securities Action asserts claims relating to our public statements with respect to net new active accounts ("NNA") results and guidance, and the detection of illegitimately created accounts. The PPH Securities Action purports to be brought on behalf of purchasers of the Company's stock between February 3, 2021 and February 1, 2022 (the "Class Period"), and asserts claims for alleged violations of Section 10(b) of the Exchange Act against the Company, as well as its former Chief Executive Officer, former Chief Strategy, Growth and Data Officer, and former Chief Financial Officer (collectively, the "Individual Defendants," and together with the Company, "Defendants"), and for alleged violations of Sections 20(a) and 20A of the Exchange Act against the Individual Defendants. The complaint alleges that certain public statements made by Defendants during the Class Period were rendered materially false and misleading (which, allegedly, caused the Company's stock to trade at artificially inflated prices) by the Defendants' failure to disclose that, among other things, the Company's incentive campaigns were susceptible to fraud and led to the creation of illegitimate accounts, which allegedly affected the Company's NNA results and guidance. The PPH Securities Action seeks unspecified compensatory damages on behalf of the putative class members. Defendants filed a motion to dismiss the PPH Securities Action. On January 29, 2025, the Court dismissed all of the claims without prejudice. On March 17, 2025, the lead plaintiff filed an amended complaint. Defendants have filed a motion to dismiss the amended complaint.

On November 2, 2022, a putative shareholder derivative action captioned *Shah v. Daniel Schulman, et al.*, Case No. 22-cv-1445, was filed in the U.S. District Court for the District of Delaware (the "Shah Action"), purportedly on behalf of the Company. On April 4, 2023, a putative shareholder derivative action captioned *Nelson v. Daniel Schulman, et. al.*, Case No. 23-cv-01913, was filed in the U.S. District Court for the District of New Jersey (the "Nelson Action") purportedly on behalf of the Company. On January 31, 2025, a putative shareholder derivative action captioned *Spathias v. Daniel Schulman, et al.*, Case No. 25-cv-1007, was filed in the U.S. District Court for the Northern District of California (the "Spathias Action," and collectively, the "Derivative Actions"). The Derivative Actions are based on the same alleged facts and circumstances as the PPH Securities Action, and name certain of our officers, including our former Chief Executive Officer and former Chief Financial Officer, and members of our Board of Directors, as defendants. The Derivative Actions allege claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment, waste of corporate assets, gross mismanagement and violations of the Exchange Act, and seek to recover damages on behalf of the Company. The Derivative Actions have been stayed pending further developments in the PPH Securities Action.

On December 20, 2022, a civil lawsuit captioned *State of Hawai'i, by its Office of Consumer Protection, v. PayPal, Inc., and PayPal Holdings, Inc.*, Case No. 1CCV-22-0001610, was filed in the Circuit Court of the First Circuit of the State of Hawai'i (the "Hawai'i Action"). The Hawai'i Action asserts claims for unfair and deceptive acts and practices under Hawai'i Revised Statutes Sections 480-2(a) and 481A-3(a). Plaintiff seeks injunctive relief as well as unspecified penalties and other monetary relief. On July 14, 2023, the court denied Defendants' motion to dismiss the complaint. We executed a final settlement in this matter on December 17, 2025.

General Matters

Other third parties have from time to time claimed, and others may claim in the future, that we have infringed their intellectual property rights. We are subject to patent disputes and expect that we will increasingly be subject to additional patent infringement claims involving various aspects of our business as our products and services continue to expand in scope and complexity. Such claims may be brought directly or indirectly against our companies and/or against our customers (who may be entitled to contractual indemnification under their contracts with us), and we are subject to increased exposure to such claims as a result of our acquisitions, particularly in cases where we are introducing new products or services in connection with such acquisitions. We have in the past been forced to litigate such claims, and we believe that additional lawsuits alleging such claims will be filed against us. Intellectual property claims, whether meritorious or not, are time-consuming and costly to defend and resolve, could require expensive changes in our methods of doing business, or could require us to enter into costly royalty or licensing agreements on unfavorable terms or make substantial payments to settle claims or to satisfy damages awarded by courts.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

From time to time, we are involved in other disputes or regulatory inquiries that arise in the ordinary course of business, including suits by our consumers (individually or as class actions), merchants or regulators alleging, among other things, improper disclosure of our prices, rules, or policies, that our practices, prices, rules, policies, or user, product, business or merchant agreements violate applicable law, or that we have acted unfairly or not acted in conformity with such prices, rules, policies, or agreements. In addition to these types of disputes and regulatory inquiries, our operations are also subject to regulatory and legal review and challenges that may reflect the increasing global regulatory focus and scrutiny to which the payments industry is subject and, when taken together with other regulatory and legislative action, such actions could result in the imposition of costly new compliance burdens on our business and customers and may lead to increased costs and decreased transaction volume and revenue. Further, the number and significance of these disputes and inquiries are increasing as our business has grown and expanded in scale and scope, including the number of active accounts and payments transactions on our platform, the range and increasing complexity of the products and services that we offer, and our geographical operations. Any claims or regulatory actions against us, whether meritorious or not, could be time consuming, result in costly litigation, settlement payments, damage awards (including statutory damages for certain causes of action in certain jurisdictions), fines, penalties, injunctive relief, or increased costs of doing business through adverse judgment or settlement, require us to change our products, services, or business practices in expensive ways, require significant amounts of management time, result in the diversion of significant operational resources, or otherwise harm our business.

Indemnification Provisions

Our agreements with eBay governing our separation from eBay provide for specific indemnity and liability obligations for both eBay and us. Disputes between eBay and us have arisen and others may arise in the future, and an adverse outcome in such matters could materially and adversely impact our business, results of operations, and financial condition. In addition, the indemnity rights we have against eBay under the agreements may not be sufficient to protect us, and our indemnity obligations to eBay may be significant.

In the ordinary course of business, we include indemnification provisions in certain of our agreements with parties with whom we have commercial relationships. Under these contracts, we generally indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with claims by any third party with respect to our domain names, trademarks, logos, and other branding elements to the extent that such marks are related to the subject agreement. These indemnification provisions generally include indemnity for other types of third-party claims, which may be related to intellectual property rights, confidentiality, willful misconduct, data privacy obligations, and certain breach of contract claims, among others. These indemnification provisions generally also include indemnity to our payments processors arising out of conduct by us or our customers, including in the event of card association fines or other damages incurred by the processor. It is not possible to determine the maximum potential loss under these indemnification provisions due to our limited history of prior indemnification claims and the unique facts and circumstances involved in each particular situation.

PayPal has participated in the U.S. Government's Paycheck Protection Program administered by the U.S. Small Business Administration. Loans made under this program were funded by an independent chartered financial institution that we partnered with. We received a fee for providing services in connection with these loans and retained operational and audit risk related to those activities. We have agreed, under certain circumstances, to indemnify the chartered financial institution and its assignee of a portion of these loans in connection with the services provided for loans made under this program.

As part of the agreements to sell certain loans receivable portfolios, in certain circumstances such as breaches in loan warranties, we may be required to indemnify the third-party investors that purchased the loans or repurchase the loans. The estimate of the maximum potential amount of future payments we may be required to make is equal to the current outstanding balances of the loans sold; however, the maximum potential amount of the indemnification is not, in our view, representative of the expected future exposure. As of December 31, 2025 and 2024, the current outstanding balances of the loans sold was $3.8 billion and $2.9 billion, respectively. The term of the indemnification obligations align to the maturities of the loans sold.

To date, no significant costs have been incurred, either individually or collectively, in connection with our indemnification provisions.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Protection Programs

In addition to the protections afforded by applicable law, we provide consumers and merchants with protection programs for certain purchase transactions completed on our payments platform. Our protection programs help protect both consumers and merchants from financial loss resulting from, among other things, counterparty non-performance. These programs are designed to promote confidence on the part of both consumers, who will be reimbursed in certain circumstances, such as not receiving their purchased eligible item in the condition significantly as described, as well as merchants, who will receive payment in certain circumstances, such as establishing proof of shipment or delivery of an eligible item to the customer. These protection programs are considered assurance-type warranties under applicable accounting standards for which we estimate associated costs within the allowance for transaction losses. Our protection programs may result in negative customer balances when there are insufficient funds in a customer's PayPal account to cover charges applied for merchant-related chargebacks within the scope of our protection programs. Negative customer balances can also occur from bank returns and reversals due to insufficient funding sources. The allowance for negative customer balances represents our estimate of current expected credit losses on negative customer balances.

At December 31, 2025 and 2024, the allowance for transaction losses was $73 million and $86 million, respectively. The allowance for negative customer balances was $271 million and $256 million at December 31, 2025 and 2024, respectively. The following table shows changes in the allowance for transaction losses and negative customer balances related to our protection programs for the years ended December 31, 2025 and 2024:

	As of December 31,	
	2025	**2024**
	(In millions)	
Beginning balance	$ 342	$ 282
Provision[1]	1,337	1,114
Realized losses and charge-offs	(1,487)	(1,218)
Recoveries[2]	152	164
Ending balance	$ 344	$ 342

[1] Changes in estimates for the prior period provision related to the allowance for transaction losses are not material and are aggregated with current period provision.

[2] Recoveries are only relevant for the allowance for negative customer balances.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 14—Stockholders' Equity

Stock Repurchase Programs

In July 2018, our Board of Directors authorized a stock repurchase program that provided for the repurchase of up to $10.0 billion of our common stock, with no expiration from the date of authorization. In June 2022, our Board of Directors authorized an additional stock repurchase program that provides for the repurchase of up to $15.0 billion of our common stock, with no expiration from the date of authorization. This program became effective in the first quarter of 2023 upon completion of the July 2018 stock repurchase program. In February 2025, our Board of Directors authorized an additional stock repurchase program that provides for the repurchase of up to $15.0 billion of our common stock, with no expiration from the date of authorization. This program became effective in the fourth quarter of 2025 upon completion of the June 2022 stock repurchase program. Our stock repurchase programs are intended to offset the impact of dilution from our equity compensation programs and, subject to market conditions and other factors, may also be used to make opportunistic repurchases of our common stock to reduce outstanding share count. Any share repurchases under our stock repurchase programs may be made through open market transactions, block trades, privately negotiated transactions, including accelerated share repurchase agreements, or other means at times and in such amounts as management deems appropriate and will be funded from our working capital or other financing alternatives. Moreover, any stock repurchases are subject to market conditions and other uncertainties, and we cannot predict if or when any stock repurchases will be made. We may terminate our stock repurchase programs at any time without prior notice.

During the year ended December 31, 2025, we repurchased approximately 86 million shares of our common stock for approximately $6.0 billion at an average cost of $69.94, excluding excise tax. These shares were purchased in the open market under our stock repurchase programs authorized in June 2022 and February 2025. As of December 31, 2025, a total of approximately $13.9 billion remained available for future repurchases of our common stock under our February 2025 stock repurchase program.

During the year ended December 31, 2024, we repurchased approximately 92 million shares of our common stock for approximately $6.0 billion at an average cost of $65.55, excluding excise tax. These shares were purchased in the open market under our stock repurchase program authorized in June 2022. As of December 31, 2024, a total of approximately $4.9 billion remained available for future repurchases of our common stock under our June 2022 stock repurchase program.

During the year ended December 31, 2023, we repurchased approximately 74 million shares of our common stock for approximately $5.0 billion at an average cost of $67.72, excluding excise tax. These shares were purchased in the open market under our stock repurchase programs authorized in July 2018 and June 2022. As of December 31, 2023, a total of approximately $10.9 billion remained available for future repurchases of our common stock under our June 2022 stock repurchase program.

During the years ended December 31, 2025 and 2024, we recorded $51 million and $50 million in excise tax within treasury stock on our consolidated balance sheets, respectively. The payable associated with the excise tax is a non-cash financing activity which is not reflected on the consolidated statement of cash flows until settlement.

Shares of common stock repurchased for the periods presented were recorded as treasury stock for the purposes of calculating net income (loss) per share and were accounted for under the cost method. No repurchased shares of common stock have been retired.

Dividend Program

In October 2025, the Company's Board of Directors declared a cash dividend of $0.14 per share on our common stock, totaling approximately $130 million. The dividend was payable on December 10, 2025, to stockholders of record of our common stock as of the close of business on November 19, 2025.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 15—Stock-Based and Employee Savings Plans

Equity Incentive Plan

Under the terms of the Amended and Restated PayPal Holdings, Inc. 2015 Equity Incentive Award Plan (the "Plan"), equity awards, including restricted stock units ("RSUs"), restricted stock awards, performance-based restricted stock units ("PBRSUs"), stock options, deferred stock units, and stock payments, may be granted to our directors, officers, and employees. In June 2025, our stockholders approved the authorization of an additional 15 million shares to the Plan. At December 31, 2025, approximately 75 million shares were authorized under the Plan and approximately 45 million shares were available for future grant. Shares issued as a result of stock option exercises and the release of stock awards were funded primarily with the issuance of new shares of common stock.

RSUs are granted to eligible employees under the Plan. RSUs issued on or after January 1, 2022 generally vest over three years at a rate of 33% after one year, then in equal quarterly installments thereafter. RSUs are subject to an employee's continuing service to us, and do not have an expiration date. The cost of RSUs granted is determined using the fair market value of PayPal's common stock on the date of grant.

Certain of our executives and non-executives are eligible to receive PBRSUs, which are equity awards that may be earned based upon the Company's performance relative to pre-established market or performance targets over performance periods of one to three years. We estimate the fair value of market-based PBRSU awards at the date of grant using a Monte Carlo valuation methodology that incorporates into the valuation the possibility that the market condition might not be satisfied. The total estimated fair value is amortized over each award's performance period regardless of whether the condition is satisfied. The number of shares that vest at the end of each performance period will vary based on the performance against specified market conditions. PBRSUs that are subject to a performance condition may vest and settle depending on the Company's performance against pre-established performance metrics over a predefined performance period. PBRSUs with only a performance condition generally are cliff vested following the completion of the performance period, subject to the Compensation Committee's approval of the level of achievement against the pre-established performance targets. Over the performance period, the number of PBRSUs with only a performance condition that may be issued, and related stock-based compensation expense that is recognized, is adjusted upward or downward based upon the probability of achieving the approved performance targets. Depending on the probability of achieving the pre-established performance targets, the number of PBRSUs with only a performance condition issued could range from 0% to 200% of the target amount.

Employee stock Purchase Plan

Under the terms of the Employee Stock Purchase Plan ("ESPP"), shares of our common stock may be purchased over an offering period with a maximum duration of two years at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last business day of each six-month purchase period within the offering period. Employees may contribute between 2% and 10% of their gross compensation during an offering period to purchase shares, but not more than the statutory limitation of $25,000 per year. All company stock purchased through the ESPP is considered outstanding and is included in the weighted-average outstanding shares for purposes of computing basic and diluted net income (loss) per share. For the years ended December 31, 2025, 2024, and 2023, our employees purchased 2.6 million, 2.1 million, and 2.3 million shares under the ESPP at an average per share price of $45.85, $44.16, and $55.34, respectively. As of December 31, 2025, approximately 39 million shares were reserved for future issuance under the ESPP.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

RSU, PBRSU, and Restricted Stock Activity

The following table summarizes RSU, PBRSU, and restricted stock activity under the Plan as of December 31, 2025 and changes during the year ended December 31, 2025:

	Units	Weighted Average Grant-Date Fair Value (per share)
	(In thousands, except per share amounts)	
Outstanding at January 1, 2025	31,288	$ 67.35
Awarded	22,329	$ 70.92
Vested	(15,923)	$ 67.55
Forfeited	(5,937)	$ 72.39
Outstanding at December 31, 2025	31,757	$ 68.84
Expected to vest	27,499	

The aggregate intrinsic value of RSUs and PBRSUs vested under the Plan was $1.1 billion for both December 31, 2025 and 2024 and $752 million for December 31, 2023.

In the year ended December 31, 2025, the Company granted 1.6 million PBRSUs with a three-year performance period. In the year ended December 31, 2024, the Company granted 1.9 million PBRSUs with a three-year performance period. In the year ended December 31, 2023, the Company granted 2.3 million PBRSUs with a one-year performance period (fiscal 2023), which became fully vested following the completion of the performance period in February 2024 (one year from the annual incentive award cycle grant date), and 1.8 million PBRSUs with a three-year performance period.

Stock-Based Compensation Expense

Stock-based compensation expense for the Plan is measured based on the estimated fair value of shares at the time of grant and recognized over the award's vesting period.

The following table summarizes the impact of stock-based compensation expense under the Plan on our results of operations for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Customer support and operations	$ 204	$ 233	$ 305
Sales and marketing	125	143	179
Technology and development	489	478	612
General and administrative	266	339	434
Restructuring and other	—	100	—
Total stock-based compensation expense	$ 1,084	$ 1,293	$ 1,530
Capitalized as part of internal use software and website development costs	$ 134	$ 109	$ 52
Income tax benefit on total stock-based compensation expense	$ 227	$ 238	$ 260
Income tax benefit realized related to awards vested or exercised	$ 237	$ 205	$ 136

As of December 31, 2025, there was approximately $1.4 billion of unearned stock-based compensation that is expected to be recognized over a weighted average period of 1.87 years. If there are any modifications or cancellations of the underlying unvested awards, we may be required to accelerate, increase, or cancel all or a portion of the remaining unearned stock-based compensation expense. Future unearned stock-based compensation will increase to the extent we grant additional equity awards, change the mix of equity awards we grant, or assume unvested equity awards in connection with acquisitions.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Employee Savings Plans

Under the terms of the PayPal Holdings, Inc. Deferred Compensation Plan, which also qualifies under Section 401(k) of the Code, participating U.S. employees may contribute up to 50% of their eligible compensation, but not more than statutory limits. Under the PayPal plan, eligible employees received one dollar for each dollar contributed, up to 4% of each employee's eligible salary, subject to a maximum employer contribution per employee of $14,000 in 2025, $13,800 in 2024, and $13,200 in 2023. Our non-U.S. employees are covered by other savings plans. For the years ended December 31, 2025, 2024, and 2023, the matching contribution expense for our U.S. and international savings plans was approximately $83 million, $74 million, and $80 million, respectively.

Note 16—Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
United States	$ 1,453	$ 946	$ 993
International	4,839	4,383	4,418
Income before income taxes	$ 6,292	$ 5,329	$ 5,411

The income tax expense was composed of the following:

	Year Ended December 31,		
	2025	2024	2023
	(In millions)		
Current:			
Federal	$ (116)	$ 342	$ 1,031
State and local	65	107	145
Foreign	893	502	657
Total current portion of income tax expense	$ 842	$ 951	$ 1,833
Deferred:			
Federal	$ 295	$ 278	$ (490)
State and local	(15)	(29)	(79)
Foreign	(63)	(18)	(99)
Total deferred portion of income tax expense (benefit)	217	231	(668)
Income tax expense	$ 1,059	$ 1,182	$ 1,165

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following is a reconciliation of the difference between the effective income tax rate and the federal statutory tax rate:

	Year Ended December 31, 2025	
	$ Amount (in millions)	%
Tax provision at the U.S. federal statutory rate	$ 1,321	21.0%
State and local income tax, net of federal income tax effect[1]	(22)	(0.3)%
Foreign tax effects:		
Singapore		
Statutory tax rate difference between Singapore and the U.S.	(155)	(2.5)%
Incentive agreement	(466)	(7.4)%
Qualified domestic minimum top-up tax	370	5.9%
Other	2	—%
Other foreign jurisdictions	14	0.2%
Effect of cross-border tax laws	21	0.3%
Tax credits:		
Research and development	(99)	(1.6)%
Changes in valuation allowances[2]	312	5.0%
Nontaxable or nondeductible items	47	0.7%
Changes in unrecognized tax benefits[3]	225	3.6%
Other:		
Internal legal entity restructuring[2]	(518)	(8.2)%
Other rate drivers	7	0.1%
Income tax expense and effective income tax rate	$ 1,059	16.8%

[1] The state that contributed to the majority (greater than 50%) of the tax effect in this category was California.

[2] "Internal legal entity restructuring" includes $299 million of U.S. tax attributes generated, which are not more-likely-than-not to be realized, and is offset in "Changes in valuation allowances."

[3] PayPal made a policy election to aggregate changes in unrecognized tax benefits for all jurisdictions in this line item.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the following is a reconciliation of the difference between the effective income tax rate and the federal statutory tax rate:

	Year Ended December 31,	
	2024	2023
Federal statutory rate	21.0%	21.0%
Domestic income taxed at different rates	0.1%	(1.5)%
State taxes, net of federal benefit	1.1%	1.1%
Foreign income taxed at different rates	(4.3)%	(5.1)%
Stock-based compensation expense	2.6%	3.5%
Tax credits	0.6%	(0.7)%
Change in valuation allowances	0.6%	—%
Other	0.5%	3.2%
Effective income tax rate	22.2%	21.5%

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

The following table presents supplemental cash flow information related to income taxes paid (net of refunds received):

	Year Ended December 31, 2025
	(In millions)
US federal	$ 535
US state and local:	
Other	19
Foreign:	
Singapore	254
Luxembourg	96
Other	195
Total cash taxes paid, net of refunds received	$ 1,099

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets and liabilities consist of the following:

	As of December 31,	
	2025	2024
	(In millions)	
Deferred tax assets:		
Tax attribute carryforwards	$ 911	$ 265
Accruals and allowances	603	546
Lease liabilities	168	194
Stock-based compensation	83	93
Capitalized research and development	715	1,077
Other items	54	63
Total deferred tax assets	2,534	2,238
Valuation allowance[1]	(736)	(240)
Total deferred tax assets, net of valuation allowance	$ 1,798	$ 1,998
Deferred tax liabilities:		
ROU lease assets	$ (131)	$ (153)
Capitalized software development costs	(184)	(176)
Net unrealized gains	(119)	(97)
Other items	(111)	(74)
Total deferred tax liabilities	(545)	(500)
Net deferred tax assets	$ 1,253	$ 1,498

[1] For the year ended December 31, 2025, we had an increase in our valuation allowance of $496 million, primarily driven by an increase in our U.S. federal tax attributes generated as part of an internal legal entity restructuring, as well as an increase in our U.S. state tax attributes due to a change in our state apportionment rates, which are not more-likely-than-not to be realized.

As of December 31, 2025, our net foreign net operating loss carryforwards for income tax purposes were approximately $184 million, and certain of these amounts are subject to an annual limitation. If not utilized, a portion of these losses will begin to expire in 2026. As of December 31, 2025, our net U.S. Federal capital loss carryforward was approximately $299 million, which will expire in 2030. As of December 31, 2025, our net California research and development tax credit carryforwards for income tax purposes were approximately $141 million, which may be carried forward indefinitely. As of December 31, 2025, our Federal corporate alternative minimum tax credit carryforward was approximately $144 million, which may be carried forward indefinitely. It is more likely than not that most of these net operating loss, capital loss, and research and development tax credit carryforward deferred tax assets will not be realized and a valuation allowance has been recorded against these assets.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Repatriation of our foreign earnings for use in the U.S. is generally not expected to result in a significant amount of income taxes; as a result, the corresponding deferred tax liability we have accrued is not material.

We benefit from agreements concluded in certain jurisdictions, most significantly Singapore. The Singapore agreement is effective through 2030, results in significantly lower rates of taxation on certain classes of income and requires various thresholds of investment and employment in that jurisdiction. We review our compliance on an annual basis to ensure we continue to meet our obligations under this agreement. This agreement, after factoring in any qualified domestic minimum top-up tax in 2025 onward, resulted in tax savings of approximately $96 million, $473 million, and $441 million in 2025, 2024, and 2023, respectively. Excluding the effect of U.S. and foreign tax legislation, the benefit of this agreement on our diluted net income (loss) per share was approximately $0.10, $0.46, and $0.40 in 2025, 2024, and 2023, respectively. These results may further vary based on our overall tax profile.

On July 4, 2025, the One Big Beautiful Bill Act (the "Act") was enacted into law in the U.S., with certain provisions of the Act effective in 2025 and other provisions becoming effective in 2026 and beyond. The provisions of the Act effective in 2025 were not material and have been reflected in our results, as applicable.

The following table reflects changes in unrecognized tax benefits for the periods presented below:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Gross amounts of unrecognized tax benefits as of the beginning of the period	$ 2,320	$ 2,236	$ 1,877
Increases related to prior period tax positions	240	44	178
Decreases related to prior period tax positions	(155)	(201)	(30)
Increases related to current period tax positions	276	280	235
Settlements	(90)	—	—
Statute of limitation expirations	(46)	(39)	(24)
Gross amounts of unrecognized tax benefits as of the end of the period	$ 2,545	$ 2,320	$ 2,236

If the remaining balance of unrecognized tax benefits were realized in a future period, it would result in a tax benefit of $1.7 billion.

For the years ended December 31, 2025, 2024, and 2023, we recognized net interest and penalties of $73 million, $50 million, and $151 million, respectively, related to uncertain tax positions in income tax expense. This expense is reflected in the "Changes in unrecognized tax benefits" line of our effective income tax rate schedule for 2025 and "Other" line of our effective income tax rate schedule for 2024 and 2023. The amount of interest and penalties accrued as of December 31, 2025 and 2024 was approximately $637 million and $556 million, respectively.

We are subject to taxation in the U.S. and various state and foreign jurisdictions. We are currently under examination by certain tax authorities for the 2013 to 2024 tax years. The material jurisdictions in which we are subject to examination by tax authorities for tax years after 2012 primarily include the U.S. (Federal and California), India, Singapore, and Israel. We believe that adequate amounts have been reserved for any adjustments that may ultimately result from our open examinations.

Due to various factors, including uncertainties of the judicial, administrative, and regulatory processes in certain jurisdictions, the timing of the resolution of these unrecognized tax benefits is highly uncertain. It is reasonably possible that within the next twelve months, we may receive additional tax adjustments by various tax authorities or possibly reach resolution of audits in one or more jurisdictions. These adjustments or settlements could result in changes to our unrecognized tax benefits related to positions on prior year tax filings.

In connection with our separation from eBay in 2015, we entered into various agreements that govern the relationship between the parties going forward, including a tax matters agreement. Under the tax matters agreement, eBay is generally responsible for all additional taxes (and will be entitled to all related refunds of taxes) imposed on eBay and its subsidiaries (including subsidiaries that were transferred to PayPal pursuant to the separation) arising after the separation date with respect to the taxable periods (or portions thereof) ended on or prior to July 17, 2015, except for those taxes for which PayPal reflected an unrecognized tax benefit on the separation date.

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 17—Restructuring and Other

Restructuring

The restructuring charges associated with the following plans were recorded in "restructuring and other" on our consolidated statements of income. Accrued restructuring liabilities were included in "accrued expenses and other current liabilities" on our consolidated balance sheets.

2Q 2025 Plan

During the second quarter of 2025, management undertook a large-scale initiative (the "2Q 2025 Plan") to reengineer our existing technology infrastructure to improve scalability, reduce network latency, decrease operational costs, and optimize our workforce. The 2Q 2025 Plan is a transformative unified program designed to streamline operations and includes exiting certain data centers to migrate to more efficient cloud based solutions. The 2Q 2025 Plan is expected to be executed over a period of 18 to 42 months with the workforce component to be substantially completed in 2027 and the technology infrastructure component to be substantially completed in 2028. The associated restructuring charges during the year ended December 31, 2025 were $102 million, consisting of $96 million in employee severance and benefits costs and $6 million in other restructuring costs.

In connection with this restructuring, we expect to incur employee severance and benefits costs of approximately $90 million to $100 million, asset impairment and accelerated depreciation charges of approximately $40 million to $60 million, and other restructuring costs of approximately $110 million to $140 million over the term of the 2Q 2025 Plan. Other restructuring costs relate to process re-engineering and one-time migration to cloud solutions and consist of contractor costs, consulting fees, and prepaid software and maintenance costs without future economic benefit. The timing of activities and cost estimates continue to be developed and are subject to change.

The following table summarizes the restructuring reserve activity during the year ended December 31, 2025:

	Employee Severance and Benefits Costs	Other Restructuring Costs	Total
	(In millions)		
Accrued liability as of January 1, 2025	$ —	$ —	$ —
Charges	96	6	102
Payments	(44)	—	(44)
Accrued liability as of December 31, 2025	$ 52	$ 6	$ 58

1Q 2025 Plan

During the first quarter of 2025, management initiated a workforce reduction to ensure compliance with a new regulation impacting operations in an international market. The associated restructuring charges during the year ended December 31, 2025 were $36 million and included employee severance and benefits costs, which was completed in the third quarter of 2025.

The following table summarizes the restructuring reserve activity during the year ended December 31, 2025:

	Employee Severance and Benefits Costs
	(In millions)
Accrued liability as of January 1, 2025	$ —
Charges	36
Payments	(36)
Accrued liability as of December 31, 2025	$ —

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

1Q 2024 Plan

During the first quarter of 2024, management initiated a global workforce reduction intended to streamline operations, focus resources on core strategic priorities, and improve our cost structure. The associated restructuring charges during the year ended December 31, 2024 were $307 million, and included employee severance and benefits costs and stock-based compensation expense, which were substantially completed in the fourth quarter of 2024.

1Q 2023 Plan

During the first quarter of 2023, management initiated a global workforce reduction intended to focus resources on core strategic priorities and improve our cost structure and operating efficiency. The associated restructuring charges in 2023 were $122 million. We primarily incurred employee severance and benefits costs, which were substantially completed by the fourth quarter of 2023.

We continue to review our real estate and facility capacity requirements due to our new and evolving work models. We incurred asset impairment charges of nil in 2025 and 2024, and $61 million in 2023 due to exiting certain leased properties, which resulted in a reduction of ROU lease assets and related leasehold improvements. Additionally, we recognized a gain of $17 million due to the sale of an owned property and incurred a loss of $14 million related to another owned property held for sale in the year ended December 31, 2023.

Other

During the years ended December 31, 2025, 2024 and 2023, approximately $193 million, $129 million and $74 million, respectively, of losses were recorded in restructuring and other, which included net loss on sale of loans and interest receivable previously held for sale (inclusive of transaction costs) and fair value adjustments to measure loans and interest receivable, held for sale, at the lower of cost or fair value.

In the fourth quarter of 2023, we completed the sale of Happy Returns and recorded a pre-tax gain of $339 million, net of transaction costs, in restructuring and other. For additional information on the divestiture, see "Note 4—Business Combinations and Divestitures".

PayPal Holdings, Inc.
Notes to Consolidated Financial Statements—(Continued)

Note 18—Segment Information

Our chief operating decision maker ("CODM"), our Chief Executive Officer, manages the business and evaluates operating performance based on consolidated net income. Our CODM uses consolidated net income to monitor budget versus actual results. We operate as one segment and have one reportable segment that constitutes consolidated results.

The following table sets forth our segment information for revenue, segment profit (loss), and significant expenses:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In millions)		
Net revenues	$ 33,172	$ 31,797	$ 29,771
Less (add):			
Transaction expense	15,987	15,697	14,385
Transaction losses	1,337	1,114	1,192
Credit losses	383	328	490
Customer support and operations[1]	1,704	1,768	1,919
Sales and marketing[1]	2,283	2,001	1,809
Technology and development[1]	3,103	2,979	2,973
General and administrative[1]	1,979	2,147	2,059
Restructuring and other	331	438	(84)
Other income (expense), net	(227)	(4)	(383)
Income tax expense	1,059	1,182	1,165
Segment net income (loss)	$ 5,233	$ 4,147	$ 4,246

[1] Includes depreciation and amortization expense. Total depreciation and amortization expense was $1.0 billion for both years ended December 31, 2025 and 2024 and $1.1 billion for the year ended December 31, 2023.

There are no reconciling items or adjustments between segment net revenues, net income, total assets and consolidated net revenues, net income, and total assets.

For disclosure of geographical information, please refer to "Note 2—Revenue" and "Note 7—Other Financial Statement Details".

Financial Statement Schedule

The Financial Statement Schedule II—VALUATION AND QUALIFYING ACCOUNTS is filed as part of this Annual Report on Form 10-K.

	Balance at Beginning of Period	Charged/ (Credited) to Net Income	Charges Utilized/ (Write-offs)	Balance at End of Period
	(In millions)			
Allowance for Transaction Losses and Negative Customer Balances				
Year Ended December 31, 2023	$ 278	$ 1,192	$ (1,188)	$ 282
Year Ended December 31, 2024	$ 282	$ 1,114	$ (1,054)	$ 342
Year Ended December 31, 2025	$ 342	$ 1,337	$ (1,335)	$ 344
Allowance for Loans and Interest Receivable				
Year Ended December 31, 2023	$ 598	$ 539	$ (597)	$ 540
Year Ended December 31, 2024	$ 540	$ 337	$ (416)	$ 461
Year Ended December 31, 2025	$ 461	$ 414	$ (336)	$ 539

Item 16. Form 10-K Summary

None.

Index of Exhibits

Exhibit Number	Exhibit Description	Filed with this Form 10-K	Incorporated by Reference	
			Form	Date Filed
2.01	Separation and Distribution Agreement by and between eBay Inc. and PayPal Holdings, Inc.		10-12B/A	6/26/2015
3.01	PayPal Holdings, Inc. Restated Certificate of Incorporation		10-Q	7/27/2017
3.02	PayPal Holdings, Inc. Amended and Restated Bylaws effective September 27, 2023		8-K	10/2/2023
4.01	Description of Securities		10-K	2/6/2020
4.02	Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Wells Fargo Bank, National Association, as Trustee		8-K	9/26/2019
4.03	Officer's Certificate, dated as of September 26, 2019, pursuant to the Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Wells Fargo Bank, National Association, as Trustee, containing Forms of 2026 Note and 2029 Note		8-K	9/26/2019
4.04	Officer's Certificate, dated as of May 18, 2020, pursuant to the Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Wells Fargo Bank, National Association, as Trustee, containing Forms of 2030 Note and 2050 Note		8-K	5/18/2020
4.05	Officer's Certificate, dated as of May 23, 2022, pursuant to the Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as Trustee, containing Forms of 2027 Note, 2032 Note, 2052 Note, and 2062 Note		8-K	5/23/2022
4.06	Officer's Certificate, dated as of June 9, 2023, pursuant to the Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as Trustee, containing Forms of Note for 0.972% Notes due 2026 and 1.240% Notes due 2028		8-K	6/9/2023
4.07	Officer's Certificate, dated as of May 28, 2024, pursuant to the Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as Trustee, containing Forms of Note for 5.150% Notes due 2034 and 5.500% Notes due 2054		8-K	5/28/2024
4.08	Officer's Certificate, dated as of March 6, 2025, pursuant to the Indenture, dated as of September 26, 2019, by and between PayPal Holdings, Inc. and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as Trustee, containing Forms of Note for Floating Rate Notes due 2028, 4.450% Notes due 2028 and 5.100% Notes due 2035		8-K	3/6/2025
10.01	Tax Matters Agreement by and between eBay Inc. and PayPal Holdings, Inc. dated July 17, 2015		8-K	7/20/2015
10.02+	PayPal Employee Incentive Plan, as amended and restated		DEF 14A	4/14/2016
10.03+	PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as Amended and Restated		8-K	6/9/2025
10.04+	PayPal Holdings, Inc. Amended and Restated Deferred Compensation Plan effective November 6, 2018		10-K	2/7/2019

Exhibit Number	Exhibit Description	Filed with this Form 10-K	Incorporated by Reference	
			Form	Date Filed
10.05+	PayPal Holdings, Inc. Executive Change in Control and Severance Plan, as amended and restated, effective as of November 24, 2025	X		
10.06+	Form of Indemnity Agreement between PayPal Holdings, Inc. and individual directors and officers		10-12B/A	5/14/2015
10.07+	Form of Global Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan		10-12B/A	5/14/2015
10.08+	Form of Global Performance Based Restricted Stock Unit Award Grant Notice and Performance Based Restricted Stock Unit Award Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as amended and restated		10-Q	4/30/2024
10.09+	Form of Global Notice of Grant of Stock Option and Stock Option Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan		10-12B/A	5/14/2015
10.10+	Form of Global Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as amended and restated (2026)	X		
10.11+	Form of Global Performance Based Restricted Stock Unit Award Grant Notice and Performance Based Restricted Stock Unit Award Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan, as amended and restated (2026)	X		
10.12+	Form of Director Annual Award Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan		10-12B/A	5/14/2015
10.13+	Form of Electing Director Quarterly Award Agreement under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan		10-12B/A	5/14/2015
10.14+	PayPal Holdings, Inc. Amended and Restated Employee Stock Purchase Plan		8-K	5/25/2018
10.15+	Amendment to PayPal Holdings, Inc. Amended and Restated Employee Stock Purchase Plan		10-Q	11/9/2021
10.16+	PayPal Holdings, Inc. 2022 Inducement Plan		S-8	7/15/2022
10.17+	Letter Agreement by and between PayPal Holdings, Inc. and Alex Chriss, dated August 10, 2023		8-K	8/14/2023
10.18+	Offer Letter, dated October 29, 2023, by and between PayPal Holdings, Inc. and Jamie Miller		8-K	11/1/2023
10.19	Credit Agreement, dated as of June 7, 2023, among PayPal Holdings, Inc. the Designated Borrowers party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Australia Limited, as the Administrative Agents		8-K	6/13/2023
10.20^†	Deed of Amendment and Restatement dated November 11, 2025 in relation to the Receivables Purchase Agreement and the Receivables Management Agreement dated as of December 12, 2023, by and between PayPal (Europe) S.à r.l. et Cie, SCA (as Receivables Manager and Seller), PayPal UK Ltd (as Receivables Manager), Alps Partners S.à r.l. (as Purchaser), BNY Mellon Corporate Trustee Services Limited (as Security Agent), Avega S.à r.l. (as Back-Up Receivables Manager Facilitator) and Alps Partners (Holding) S.à r.l. (as Class C Lender)	X		

Exhibit Number	Exhibit Description	Filed with this Form 10-K	Incorporated by Reference	
			Form	Date Filed
10.21^†	Receivables Purchase Agreement, dated as of November 11, 2025 by and between PayPal (Europe) S.à r.l. et Cie, SCA (as Seller and a Receivables Manager), PayPal UK Ltd (as a Receivables Manager and collectively with PayPal (Europe) S.à r.l. et Cie, SCA, the Receivables Managers), Alps 2.0 Partners S.à r.l. (as Purchaser), BNY Mellon Corporate Trustee Services limited (as Security Agent), Avega S.à r.l. (as Back-Up Receivables Manager Facilitator) and Alps 2.0 Partners (Holding) as Class C Lender)		8-K	11/17/2025
10.22^†	Receivables Management Agreement, dated as of November 11, 2025 by and between PayPal (Europe) S.à r.l. et Cie, SCA (as Seller and EU Receivables Manager), PayPal UK Ltd (as UK Receivables Manager), Alps 2.0 Partners S.à r.l. (as Purchaser), Avega S.à r.l. (as Back-Up Receivables Manager Facilitator) and Alps 2.0 Partners (Holding) S.à r.l. as Class C Lender)		8-K	11/17/2025
10.23+	Offer Letter, dated October 23, 2023, by and between PayPal Holdings, Inc. and Michelle Gill		10-K	2/8/2024
10.24+	Offer Letter, dated October 23, 2023, by and between PayPal Holdings, Inc. and Diego Scotti		10-K	2/8/2024
10.25+	Offer Letter, dated December 4, 2023, by and between PayPal Holdings, Inc. and Suzan Kereere		10-K	2/8/2024
10.26+	Offer Letter, dated May 28, 2024, by and between PayPal Holdings, Inc. and Christopher Natali		8-K	6/3/2024
10.27+	Letter agreement by and between PayPal Holdings, Inc. and Aaron Webster, dated February 5, 2024		10-Q	4/30/2024
10.28+	Independent Director Compensation Policy	X		
10.29	Form of Commercial Paper Dealer Agreement between the Company, as issuer, and the applicable Dealer party thereto		8-K	11/14/2025
19.01^	PayPal Holdings, Inc. Insider Trading Policy	X		
21.01	List of Subsidiaries	X		
23.01	PricewaterhouseCoopers LLP consent	X		
24.01	Power of Attorney (see signature page)	X		
31.01	Certification of PayPal Holdings, Inc.'s Chief Executive Officer and Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002	X		
32.01	Certification of PayPal Holdings, Inc.'s Chief Executive Officer and Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002	X		
97.01+	PayPal Holdings, Inc. Mandatory Recovery Policy for Executive Officers	X		
101	The following financial information related to the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income (Loss), (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows; and (vi) the related Notes to Consolidated Financial Statements	X		
104	Cover Page Interactive Data File, formatted in iXBRL and contained in Exhibit 101	X		

+ Indicates a management contract or compensatory plan or arrangement.

† Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

^ Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 3, 2026.

PayPal Holdings, Inc.

By: */s/ Jamie Miller*

Name: Jamie Miller
Title: Interim President and Chief Executive Officer and Executive Vice President, Chief Financial and Operating Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jamie Miller, Bimal Patel, Brian Y. Yamasaki and Christopher Natali, and each or any one of them, each with the power of substitution, his or her attorney-in-fact, to sign any amendments to this report, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 3, 2026.

Principal Executive Officer and Principal Financial Officer:

By: /s/ Jamie Miller
_____

Jamie Miller
Interim President and Chief Executive Officer and Executive Vice President, Chief Financial and Operating Officer

Principal Accounting Officer:

By: /s/ Christopher Natali
_____

Christopher Natali
Senior Vice President, Chief Accounting Officer

Directors

By: /s/ Joy Chik
_____

Joy Chik
Director

By: /s/ Jonathan Christodoro
_____

Jonathan Christodoro
Director

By: /s/ Carmine Di Sibio
_____

Carmine Di Sibio
Director

By: /s/ David W. Dorman
_____

David W. Dorman
Director

By: /s/ Enrique Lores
_____

Enrique Lores
Director

By: /s/ Gail J. McGovern
_____

Gail J. McGovern
Director

By: /s/ Deborah M. Messemer
_____

Deborah M. Messemer
Director

By: /s/ David M. Moffett
_____

David M. Moffett
Director

By: /s/ Ann M. Sarnoff
_____

Ann M. Sarnoff
Director

By: /s/ Deirdre Stanley
_____

Deirdre Stanley
Director

By: /s/ Frank D. Yeary
_____

Frank D. Yeary
Director

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933.

The graph below shows the cumulative total stockholder return of an investment of $100 in our common stock during the period beginning December 31, 2020 through December 31, 2025, compared to the S&P 500 Index and the S&P Software & Services Select Industry Index. These indices are included only for comparative purposes as required by SEC rules and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of our common stock. Stockholder returns over the indicated periods should not be considered indicative of future stock price or stockholder returns.



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